貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

07026576

RECEIVED
2007 SEP 17 A 7:29

September 3, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 24, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Ling

Encl.

dw 9/18

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on August 24, 2007:

1. Announcement of Unusual Price and Trading Movements by China Shipping Container Lines Company Limited, released on August 30, 2007.

2. Interim Report 2007 of China Shipping Container Lines Company Limited, released on August 30, 2007.

3. Circulars of Major Transaction of Acquisition of Vessels by China Shipping Lines Company Limited, released on August 30, 2007.

4. Announcement of Unusual Price and Trading Volume Movements by China Shipping Container Lines Company Limited, released on August 31, 2007.

中 海 集 装 箱 運 輸 股 份 有 限 公 司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Unusual Price And Trading Volume Movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). We have noted today's increases in the price and trading volume of the shares of China Shipping Container Lines Company Limited (the "**Company**").

Save as disclosed in the Company's: (a) announcement dated 8 August 2007 regarding the acquisition of vessels by the Company from Samsung Heavy Industries Co., Ltd.; and (b) announcement dated 9 August 2007 and circular dated 15 August 2007 regarding, among other things, the Company's proposed A share issue and proposed bonus issue, we are not aware of any other reasons for such increases, we confirm that there are no other negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") and we are also not aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Further announcement(s) will be made and/or circular(s) will be issued, if necessary, pursuant to the Listing Rules.

Made by the order of the Company, the board of directors of which (the "**Board**") individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
30 August 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

China Shipping Container Lines Company Limited
中海集裝箱運輸股份有限公司


CHINA SHIPPING LINE

2007



China Shipping Container Lines Company Limited*

2007 Interim Report



CHINA SHIPPING LINE

CONTENTS

WARNING: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.



CORPORATE INFORMATION

Directors

Executive Directors

Mr. Li Shaode *(Chairman)*
Mr. Zhang Guofa *(Vice Chairman)*
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

Non-executive Directors

Mr. Ma Zehua
Mr. Zhang Jianhua
Mr. Wang Daxiong
Mr. Yao Zuozhi
Mr. Xu Hui

Independent Non-executive Directors

Mr. Hu Hanxiang
Mr. Jim Poon *(also known as Pan Zhanyuan)*
Mr. Wang Zongxi
Mr. Shen Kangchen

Supervisors

Mr. Chen Decheng
Mr. Yao Guojian
Mr. Tu Shiming
Mr. Wang Xiuping
Mr. Hua Min
Ms. Pan Yingli

Company secretary

Mr. Ye Yumang

Audit committee

Mr. Wang Zongxi *(Chairman)*
Mr. Shen Kangchen
Mr. Wang Daxiong

Authorised representatives

Mr. Li Shaode
Mr. Huang Xiaowen

Legal address and principal place of business in the PRC

27th Floor
450 Fu Shan Road
Pudong New District
Shanghai
The PRC

Principal place of business in Hong Kong

Level 69
The Center
99 Queen's Road Central
Hong Kong

International auditors

PricewaterhouseCoopers

Legal advisors to the Company

Baker & McKenzie
(as to Hong Kong and United States Law)
Jingtian & Gongcheng, Beijing (as to PRC Law)

Hong Kong H share registrar and transfer office

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Principal bankers

Bank of China
Industrial and Commerce Bank of China
Citibank
China Merchants Bank

Telephone number

86 (21) 6596 6105

Fax number

86 (21) 6596 6813

Company website

www.cscl.com.cn

H share listing place

Main Board of The Stock Exchange of Hong Kong Limited

Listing Date

16 June 2004

Number of H Shares in issue

2,420,000,000 H Shares

Board lot

1,000 shares

Hong Kong Stock Exchange stock code

2866

\# The company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".



RESULTS AND BUSINESS HIGHLIGHTS

Results for the six months ended 30 June 2007

	1H2007 *(RMB)*	1H2006 *(RMB)*	**Change**
Turnover	**17,379,318,000**	13,973,202,000	24.4%
Operating profit	**1,586,367,000**	413,748,000	283.4%
Profit attributable to equity holders of the Company	**1,155,110,000**	81,194,000	1,322.7%
Basic earnings per share	**0.19**	0.01	1,322.7%
Gross profit margin	**10.2%**	4.3%	5.9%
Gearing ratio	**37.2%**	49.0%	-11.8%

Business highlights

- Shipping volume of the Group reached 3,328,459TEU in the first half of year 2007, representing an increase of 25.8% over that of the same period in 2006.

- Operating capacity of the Group reached 427,107TEU as at 30 June 2007, representing a net increase of 28,133TEU when compared with that as at the end of 2006.

- Due to the implementation of various cost control measures, the Group was able to contain its operating cost effectively, cost per TEU was thus reduced by 7.0% to RMB4,652.5 as compared with that of the same period in 2006.

- In view of the thriving PRC capital market, the Group intends to raise funds via the A-share market in the PRC in the second half of 2007 for the construction of container vessels, purchase of assets related to container transportation business, strengthening of the Company's working capital base as well as repayment of bank loans, which will open a new page in the Group's development.

- At a Board meeting held on 8 August 2007, the Directors proposed that part of the Group's distributable profits as at 30 June 2007, amounting to RMB3,316,500,000, be distributed as bonus shares each at par value to existing shareholders on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders, and also proposed that the shareholders at general meeting authorise the Board to specifically implement the relevant details of such distribution. The remaining distributable profits as at 30 June 2007 will be distributed in the form of cash dividend, the detailed amount and distribution method of which shall be formulated and implemented by the Board as authorized by shareholders at general meeting.



MANAGEMENT DISCUSSION AND ANALYSIS

The board (the "Board") of directors (the "Directors") of China Shipping Container Lines Company Limited (the "Company") is pleased to present the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007 (the "Period"), which have been reviewed by the audit committee of the Company and, our auditor, PricewaterhouseCoopers.

During the Period, the Group recorded a turnover of RMB17,379,318,000, representing an increase of 24.4% over that of the same period in 2006. Profit attributable to equity holders of the Company for the Period amounted to RMB1,155,110,000, which represents an increase of 1,322.7% as compared with the same period last year. Basic earnings per share amounted to RMB0.19, representing an increase of 1,322.7% as compared with the same period in 2006.

Operating environment

In 2007, the world economy and world trade followed the growth trend of 2006. It is forecasted by the International Monetary Fund (IMF) that the growth rate of the global economy and world trade will reach approximately 5.2% and 7.1% respectively in 2007, while the PRC economy will maintain favourable growth.

The total amount of imports and exports in the PRC for the first half of 2007 amounted to US$980.9 billion, achieving an increase of 23.3% compared with the same period last year. There is stable growth in foreign trade development in the PRC and its trade surplus continues to enlarge. On the other hand, there has been no substantial change in the distribution of global manufacturing, thereby providing a favorable operating environment for container transportation.

The growth rate of global shipping capacity is estimated to be at around 15.0% in 2007. However, various factors offset the actual growth, such as:

I. the trade imbalance between East and West;

II. the widely applied economical speed and increased number of long trade routes, thus slowing down the capacity cycle;

III. saturation of port and inland facilities; and

IV. emerging new markets, which absorb most of the new additional shipping capacity.

Therefore, the growth of shipping capacity and the growth in market demand are generally balanced.

In 2007, the global container transportation market remained relatively dynamic. From January to June in the PRC container shipping market, the container throughput in large scale ports (i.e. container throughput per year over 1,000,000TEU) reached 52.53 million TEU, achieving an increase of about 24.1% as compared with the same period last year, amongst which, the container throughputs in the coastal ports and river ports increased by 23.7% and 30.4% respectively (information source: PRC Ministry of Communications).



Performance analysis

For the Period, the Group recorded a turnover of RMB17,379,318,000, representing an increase of RMB3,406,116,000 or 24.4 % over that of the same period in 2006. Profit attributable to equity holders of the Company in the Period amounted to RMB1,155,110,000, representing an increase of RMB1,073,916,000 or 1,322.7% as compared with the same period last year. During the Period, basic earnings per share amounted to RMB0.19, representing an increase of RMB0.18 or 1,322.7% as compared with the same period last year.

Analysis of loaded container volume by trade lanes

Principal Market	**1H2007** *(TEU)*	1H2006 *(TEU)*	**Change**
Pacific Ocean	**771,330**	670,558	15.0%
Asia/Europe	**716,308**	680,530	5.3%
Asia Pacific	**627,868**	432,623	45.1%
China domestic	**1,109,773**	811,649	36.7%
Others	**103,180**	50,008	106.3%
Total	**3,328,459**	2,645,368	25.8%

Operational revenue by trade lanes

Principal Market	**1H2007** *(TEU)*	1H2006 *(TEU)*	**Change**
Pacific Ocean	**6,807,831**	6,395,445	6.4%
Asia/Europe	**5,394,245**	4,134,834	30.5%
Asia Pacific	**2,387,675**	1,624,981	46.9%
China domestic	**1,885,425**	982,129	92.0%
Others	**904,142**	835,813	8.2%
Total	**17,379,318**	13,973,202	24.4%

Starting from the second half of last year, the Group changed its operational concept, adjusted its operating strategy and implemented fine management and such measures have after thorough implementation, gradually started to reap positive results. Significant improvement was seen in our results for the Period as compared with the same period last year which was largely due to the following reasons:

I. In the first half of 2007, in continuation of the recovery trend in the second half of 2006, the freight rates for the Group's international trade routes, represented by the Far East/Europe trade route, have successively strengthened and achieved stable and strong growth, whilst domestic costal trade routes have gained swifter and greater growth.

II. The Group has captured the opportunities which have emerged from regional markets in a timely manner to expand its services through container resource allocation, addition of new trade routes and optimization of existing trade routes, etc.. By doing so, it also enabled the Group to focus on those trade routes with greater profitability, thus enhancing the profit margin of the Group's trade routes.

III. During the Period, the Group was delivered a total of three vessels each with a capacity of 9600TEU, further strengthening its fleet structure. To date, the total shipping capacity of the Group has reached 427,107TEU, among which large container vessels with capacity of 4000TEU account for more than 80% of its total shipping capacity. By adding these modernized large container vessels, the unit operating cost per TEU is effectively lowered and the Group is able to provide better services to its customers.

IV. During the Period, to satisfy the requirement of "sales network and integrative services", the Group formed a beneficial cargo owner service team to provide standardised and integrated services for its global beneficial cargo owners. In the meantime, the Group has made progress in identifying source of goods, high net worth customers and long-term customers etc., especially on Tran-Pacific trade routes and domestic trade routes.

V. The Group further promoted fine management and detailed cost control measures. For container management, the Group has enhanced container turnaround, revitalized reefer container resources and effectively contained average handling cost per TEU. For port charges and stevedore charges, cost was restricted to a certain range by minimizing port calls of certain trade routes and reinforcing business bargaining power etc.. Besides, by locking in fuel prices and navigating at economical speed, the Group's pressure from increasing fuel prices was greatly reduced. For transshipment, transshipment cost was reduced by cutting the number of transshipment ports and rationalizing the distribution of sub-routes etc.

Moreover, the Group was able to enhance its profit by thorough development of the shipping market along the Yangtze River, expanding sea-rail combined transportation, increasing investment in emerging markets such as Vietnam to broaden its services and capture more business opportunities.

Cost analysis

In the Period, the Group's operating costs have increased by a certain extent as compared with the same period last year. The total operating costs for the Period were RMB15,608,795,000, representing an increase of about 16.7% as compared with the same period last year. This is mainly due to the deployment of new shipping capacity by the Group (i.e. the new vessels and time chartered vessels successively delivered and put into operation brought an increase of shipping capacity by about 15.0% as compared with the same period last year) and due to an increase in fuel costs. However, due to the Group's successive implementation of various cost control measures, cost per TEU was thus reduced by 7.0% to RMB4,652.5 as compared with that of the same period in 2006.

In the Period, fuel prices have slightly dropped as compared with the same period of last year, but due to the deployment of new vessels into operation and the increase in shipping volume, the Group's fuel costs increased by about RMB426,477,000. However, the Group continued to take measures, including locking in a portion of fuel prices, precisely controlling fuel inventory, selecting refueling ports and suppliers with relatively lower fuel prices and requiring our ships to navigate at economical speed while meeting schedules, etc., to control fuel costs and fuel consumption.



Container management costs increased by 37.9% as compared with the same period last year, as a result of an increase of 15.0% in the number of containers and an increase of 21.0% in acquisition price of new additional containers as compared with the same period last year.

Port charges and stevedore charges increased by 2.0% as compared with the same period last year as a result of the increase in the Company's shipping volume by 25.8% as compared with the same period last year (among which, shipping volume of foreign trade lanes increased by 21.0% as compared with the same period last year). However, calculated on an average cost per TEU basis, such charges decreased by 18.9% as compared with the same period last year.

The Group's fixed costs increased by 8.3% as compared with the same period last year, which is below the increase in shipping capacity.

Future plans and prospects

From the second half of 2007, the world economy is expected to follow the fast growing trend of the first half of this year. The PRC, as a world manufacturing centre as well as one of the driving sources of the world economy, is expected to continue growing fast, which will provide a favorable market and operating environment for container transportation.

The second half of the year is the traditional peak season of the shipping industry with all lanes entering their busiest period in the year. However, liner shipping companies will still be expected to face pressure from rising fuel prices and inland transportation cost etc.. Therefore, cost control will continue to be our main focus in the future.

Since it was established ten years ago, the Group has been adhering to the principle of "seizing every opportunity to achieve rapid development" and growing fast in the shipping industry. Today, the Group has positioned itself on a new starting point to achieve further rapid development. Looking into the future, the Group will focus on the following aspects:

I. The Group will continue to reinforce and expand its fleet. The Group will order 8 large container vessels, each with a capacity of 13,296TEU, to further improve its fleet structure and modernize and expand its fleet size so as to become a first-rate liner shipping company.

II. The Group will continue to optimize overall arrangement of trade lanes, enhance cooperation with other liner shipping companies and strategically increase investment in the east coast of the Mediterranean Sea, the Red Sea, East Africa and the west coast of South America etc.. The Group will also increase its trade route coverage and frequency to provide better service to its customers and meet customers' requests.

III. The Group will continue to maintain its domestic quality trade lanes, which have achieved outstanding performance since their launch in the second half of 2006. In the future, the Group will continue to enhance investment in the domestic market so as to foster its leading position therein.

IV. The Group has also set higher standard for all trade lanes, including changing supply configuration of cargo, soliciting quality clients and increasing the proportion of long-term clients etc.. With the implementation of such measures, in future, the Group will endeavour to perform well in stabilizing revenue, increasing profits and saving costs of trade lanes etc.

V. In view of the thriving PRC capital market, the Group intends to raise funds via the A-share market in the PRC in the second half of 2007 for the construction of container vessels, purchase of assets related to container transportation business, strengthening of the Company's working capital base as well as repayment of bank loans, which will open a new page in the Group's development.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

The Group's principal source of liquidity is cash flow from operations. The Group's cash has mainly been used as operating costs, loan repayments and used in construction of new vessels and containers. For the Period, the Group generated a net operating cash inflow of RMB1,622,135,000 and the Group had a cash balance of RMB3,866,026,000 as at 30 June 2007.

As at 30 June 2007, the Group's total bank loans were RMB5,248,761,000. The maturity profile is spread over a period between 2007 and 2018, with RMB913,491,000 being payable within one year, RMB1,103,211,000 within the second year, RMB2,633,232,000 within the third to fifth year, and RMB598,827,000 after the fifth year. The Group's long-term bank loans are mainly used to fund the purchase of new vessels.

As at 30 June 2007, several containers, container vessels and vessels under construction valued in an aggregate amount of RMB7,000,403,000 (as at 31 December 2006: RMB7,009,915,000) have been pledged against long term bank loans of the Group.

As at 30 June 2007, the Group's 10-year bond payables were RMB1.8 billion, all proceeds were used in the construction of new vessels. The bond was guaranteed by the Bank of China, Shanghai branch.

As at 30 June 2007, the Group's obligations under finance leases amount to RMB3,275,478,000, with the maturity profile ranging from 2007 to 2015. The amount repayable within one year is RMB492,048,000, the amount repayable within the second year is RMB520,965,000, the amount repayable within the third to fifth year is RMB1,503,420,000 and the amount repayable after the fifth year is RMB759,045,000. All finance lease obligations are arranged for the lease of new containers.

Prior to 1 January 2007, the Group entered into certain long-term container lease agreements with its fellow subsidiaries. The transactions under such agreements shall constitute financial leases. In 2007, the Group entered into supplementary agreements with its fellow subsidiaries, under which the long-term leases under the original container lease agreements were amended to one-year short-term leases. Accordingly, the net assets of the containers under the said finance leases and liabilities in relation to the said lease agreements, amounting to RMB830,301,000 and RMB957,684,000 respectively, were confirmed to be terminated on 1 January 2007, and the resultant earnings amounting to RMB127,383,000 have been generated and recorded in the accounts in the Period.

As at 30 June 2007, the gearing ratio of the Group (i.e. the ratio of net debt over equity holders' equity) was 37.2%, which is lower than the rate of 46.0% as at 31 December 2006.

As at 30 June 2007, the Group had RMB loans in the amount of RMB2,883,940,000, with annual interest rate ranging from 5.4% to 6.1%, and USD loans in the amount of USD309,240,000 (equivalent to approximately RMB2,364,821,000), with annual interest rate ranging from 4.9% to 5.9%. The borrowings are settled in RMB and US dollars while their cash and cash equivalents are also primarily denominated in RMB and US dollars.



It is expected that capital needs for regular cash flow and capital expenditure can be funded by the internal cash flow of the Group. The Directors will review the operating cash flow of the Group from time to time and will consider repaying certain bank loans by cash as and when appropriate. It is the intention of the Group to maintain an appropriate composition of equity and debt to constantly achieve an effective capital structure.

FOREIGN EXCHANGE RISK AND HEDGING

Most of the Group's revenues and operating expenses are settled or denominated in US dollars. As a result, the negative impact on the net operating revenue due to RMB appreciation since July 2005 can be offset by each other to a certain extent. With the RMB appreciation, during the Period, the Group's revenues generated by currency exchange in the Period amounted to approximately RMB6,034,000, and the shareholders' interests of the Group affected by the currency exchange amounted to approximately RMB142,613,000. The Group has paid close attention to the fluctuation of the RMB exchange rate, settled foreign incomes from operating activities into RMB in a timely manner to minimize the losses brought by foreign exchange fluctuations. The Group will continue to implement the policy of timely conversion of foreign currency assets, reduce the net currency assets denominated in foreign currency, and adopt proper measures including hedging instruments (e.g. forward exchange contracts) as and when necessary and appropriate in accordance with the Group's practical requirements to minimize foreign exchange risks.

COMMITMENT

As at 30 June 2007, the capital commitment for vessels under construction that had been contracted but not provided to the Group amounted to RMB3,896,455,000. The Group's commitment for fuel that had been contracted but not provided to the Group amounted to RMB624,243,000. Furthermore, the Group's lease commitments relating to buildings, and vessels and containers, are RMB96,506,000 and RMB13,102,261,000, respectively.

CONTINGENT LIABILITIES

As at 30 June 2007, the Group did not have any material contingent liabilities.

SHARE CAPITAL

As at 30 June 2007, the share capital of the Company was as follows:

Types of shares	Number of shares in issue	Percentage (%)
Domestic shares	3,610,000,000	59.87
H shares	2,420,000,000	40.13
Total	6,030,000,000	100.00



DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES

In accordance with the H share share appreciation rights scheme adopted by the shareholders of the Company on 12 October 2005 and amended by the shareholders of the Company on 20 June 2006 and 26 June 2007 (the "Scheme"), certain Directors and supervisors of the Company (the "Supervisors") were granted the H share share appreciation rights under the Scheme and the amended Scheme. Details of the Scheme were set out in the Company's circular to shareholders dated 26 August 2005 and the amended Scheme was produced to the annual general meetings of the Company held on 20 June 2006 and 26 June 2007. The interests of such Directors, Supervisors and chief executive(s) in the underlying H shares of the Company as at 30 June 2007 were as follows:

Name	Number of underlying H shares interested in	Capacity in which underlying H shares were held	% of issued H share capital
Directors			
Huang Xiaowen	871,000	Beneficial owner	0.04 (Long position)
Li Shaode	1,002,000	Beneficial owner	0.04 (Long position)
Ma Zehua	101,000	Beneficial owner	0.00 (Long position)
Wang Daxiong	300,000	Beneficial owner	0.01 (Long position)
Xu Hui	200,000	Beneficial owner	0.01 (Long position)
Yao Zuozhi	88,000	Beneficial owner	0.00 (Long position)
Zhang Guofa	445,000	Beneficial owner	0.02 (Long position)
Zhang Jianhua	300,000	Beneficial owner	0.01 (Long position)
Zhao Hongzhou	720,000	Beneficial owner	0.03 (Long position)
Supervisors			
Wang Xiuping	450,000	Beneficial owner	0.02 (Long position)
Tu Shiming	60,000	Beneficial owner	0.002 (Long position)
Chen Decheng	112,000	Beneficial owner	0.005 (Long position)
Yao Guojian	680,000	Beneficial owner	0.03 (Long position)

Save as disclosed above, as at 30 June 2007, none of the Directors, Supervisors or chief executive(s) of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which was required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors, Supervisors or chief executive(s) is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).



SHAREHOLDINGS OF OTHER SHAREHOLDERS WITH NOTIFIABLE INTERESTS

As at 30 June 2007, so far as was known to the Directors or chief executive(s) of the Company, the interests or short positions of the following persons (other than a Director, Supervisor or chief executive(s) of the Company) in the shares or underlying shares of the Company which were required to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or the interests or short positions recorded in the register kept by the Company pursuant to Section 336 of the SFO were as follows:

Name of shareholder	Class of shares	Number of shares/underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
China Shipping (Group) Company	Domestic shares	3,610,000,000 (Long position)	Beneficial owner	100%	59.87%
Li Ka-Shing	H shares	365,637,000 (Long position)	Interest of controlled corporation and founder of a discretionary trust	15.11%	6.06%
Li Ka-Shing Unity Trustcorp Limited	H shares	365,637,000 (Long position)	Trustee and beneficiary of a trust	15.11%	6.06%
Li Ka-Shing Unity Trustee Corporation Limited	H shares	365,637,000 (Long position)	Trustee and beneficiary of a trust	15.11%	6.06%
Cheung Kong (Holdings) Limited	H shares	362,637,000 (Long position)	Interest of controlled corporation	14.99%	6.01%
Li Ka-Shing Unity Trustee Company Limited	H shares	362,637,000 (Long position)	Trustee	14.99%	6.01%
Hutchison International Limited	H shares	241,758,000 (Long position)	Beneficial owner	9.99%	4.01%
Hutchison Whampoa Limited	H shares	241,758,000 (Long position)	Interest of controlled corporation	9.99%	4.01%
Baring Asset Management Limited	H shares	145,723,000 (Long position)	Investment manager	6.02%	2.42%
Northern Trust Fiduciary Services (Ireland) Limited	H shares	121,366,000 (Long position)	Trustee	5.02%	2.01%

Save as disclosed above, as at 30 June 2007, so far as was known to the Directors or chief executive(s) of the Company, no person (other than Directors, Supervisors or chief executive(s)) had any interest or short position in any shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or any interest or short positions recorded in the register kept by the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the Period, the Company had not redeemed any of its issued shares. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's issued shares in the Period.

DIVIDENDS

At a Board meeting held on 8 August 2007, the Directors proposed that part of the Group's distributable profits as at 30 June 2007, amounting to RMB3,316,500,000, be distributed as bonus shares each at par value to existing shareholders on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders. The remaining distributable profits as at 30 June 2007 will be distributed in the form of cash dividend, the detailed amount and distribution method of which shall be formulated and implemented by the Directors as authorized by shareholders at general meeting.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

During the Period, there were no material acquisitions or disposals of subsidiaries and associated companies.

EMPLOYEES, TRAINING AND DEVELOPMENT

As at 30 June 2007, the Group had 3,649 employees, representing an increase of 123 employees as compared with 31 December 2006. During the Period, the total staff expenses were about RMB481,031,000. In addition, the Group had entered into contracts with a number of subsidiaries of China Shipping (Group) Company, pursuant to which these subsidiaries provided the Group with approximately 3,083 crew members in total who mainly work on the Group's self-owned or bareboat chartered vessels.

Remuneration of the Group's employees included basic salaries, other allowances and performance-based bonuses. The Group had also adopted a performance discretionary incentive scheme for its staff. The scheme linked the staff's financial benefits directly with certain business performance indicators. Such indicators may include, but are not limited to, the profit target of the Group.

Details of such performance discretionary incentive scheme varied among the employees of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate in detail its own performance-based remuneration policies according to its own circumstances.



AUDIT COMMITTEE

The audit committee of the Company consists of two independent non-executive Directors, namely Mr. Shen Kangchen and Mr. Wang Zongxi, and one non-executive Director, namely Mr. Wang Daxiong. The audit committee of the Company had reviewed the Company's interim results for the Period and agrees with the accounting treatment adopted by the Company.

COMPLIANCE WITH THE "CODE ON CORPORATE GOVERNANCE PRACTICES" (THE "CG CODE") IN APPENDIX 14 OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "LISTING RULES")

The Board confirmed that, none of the Directors are aware of any information that would reasonably indicate that the Group was not, at any time during the Period, in compliance with the applicable code provisions of the CG Code.

SECURITIES TRANSACTIONS

The Company has adopted a code of conduct regarding Directors' and Supervisors' securities transactions on terms no less exacting than the required standard set out in Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. Following specific enquiry made with all Directors and Supervisors of the Company, the Company has confirmed that each of them has complied with the required standard set out in the Model Code regarding directors' and supervisors' securities transactions.

DISCLOSURE OF INFORMATION

This report will be dispatched to shareholders and published on the websites of the Stock Exchange (http://www.hkex.com.hk) and the Company (http://www.cscl.com.cn).

By order of the Board
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
8 August 2007

The Board as at the date of this report comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr.Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

The exchange rate adopted in this report for illustration purposes only is US$1.00 = HK$7.65.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*



CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	Note	**Unaudited 30 June 2007 *RMB'000***	Audited 31 December 2006 *RMB'000*
ASSETS			
Non-current assets			
Fixed assets	*7*	**23,007,390**	23,463,851
Land use rights	*7*	**13,192**	13,356
Goodwill		**46,427**	46,427
Interest in associated companies		**59,798**	48,758
Interest in a jointly controlled entity		**30,880**	32,000
Total non-current assets		**23,157,687**	23,604,392
Current assets			
Bunkers		**707,184**	635,735
Trade and notes receivables	*8*	**4,367,653**	3,490,403
Prepayments and other receivables		**191,121**	97,984
Cash and cash equivalents		**3,866,026**	2,915,542
Total current assets		**9,131,984**	7,139,664
Total assets		**32,289,671**	30,744,056
EQUITY			
Equity attributable to the Company's equity holders			
Share capital	*9*	**6,030,000**	6,030,000
Other reserves		**5,855,902**	5,998,515
Retained earnings			
– Proposed final dividends		–	241,200
– Proposed special dividends	*18*	**3,316,500**	–
– Others		**2,102,136**	4,263,526
Total equity attributable to the Company's equity holders		**17,304,538**	16,533,241
Minority interests		**36,837**	42,964
Total equity		**17,341,375**	16,576,205



	Note	**Unaudited 30 June 2007 *RMB'000***	Audited 31 December 2006 *RMB'000*
LIABILITIES			
Non-current liabilities			
Long-term bank loans	*10*	**4,335,270**	5,538,152
Domestic corporate bonds	*11*	**1,800,000**	–
Finance lease obligations	*12*	**2,783,430**	3,199,249
Deferred tax liabilities		**968,581**	837,249
Total non-current liabilities		**9,887,281**	9,574,650
Current liabilities			
Trade payables	*13*	**2,921,884**	2,205,055
Accrual and other payables		**507,394**	515,189
Short-term bank loans	*10*	**–**	400,000
Long-term bank loans – current portion	*10*	**913,491**	707,608
Finance lease obligations – current portion	*12*	**492,048**	695,724
Income tax payable		**80,724**	69,625
Dividend payable		**145,474**	–
Total current liabilities		**5,061,015**	4,593,201
Total liabilities		**14,948,296**	14,167,851
Total equity and liabilities		**32,289,671**	30,744,056
Net current assets		**4,070,969**	2,546,463
Total assets less current liabilities		**27,228,656**	26,150,855

The notes on pages 19 to 38 form an integral part of this condensed consolidated interim financial information.



CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

	Note	Unaudited Six months ended 30 June 2007 RMB'000	2006 RMB'000
Turnover	6	**17,379,318**	13,973,202
Operating costs		**(15,608,795)**	(13,370,061)
Gross profit		**1,770,523**	603,141
Other income	14	**187,896**	79,702
Administrative and general expenses		**(372,052)**	(269,095)
Operating profit	15	**1,586,367**	413,748
Finance costs	16	**(216,249)**	(246,302)
Share of profit of associated companies and a jointly controlled entity		**2,715**	3,656
Profit before income tax		**1,372,833**	171,102
Income tax expense	17	**(213,007)**	(88,273)
Profit for the period		**1,159,826**	82,829
Attributable to:			
Equity holders of the Company		**1,155,110**	81,194
Minority interests		**4,716**	1,635
		1,159,826	82,829
Dividends – special dividends	18	**3,316,500**	–
Basic earnings per share for profit attributable to the Company's equity holders (Expressed in RMB per share)	19	**0.19**	0.01

The notes on pages 19 to 38 form an integral part of this condensed consolidated interim financial information.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited					
	Attributable to equity holders of the Company					
	Share capital	Other reserves	Retained earnings	Total	Minority interest	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2006	6,030,000	6,128,838	4,433,026	16,591,864	37,460	16,629,324
Currency translation differences	–	(79,989)	–	(79,989)	–	(79,989)
Profit for the period	–	–	81,194	81,194	1,635	82,829
Dividends relating to 2005	–	–	(723,600)	(723,600)	–	(723,600)
Balance at 30 June 2006	6,030,000	6,048,849	3,790,620	15,869,469	39,095	15,908,564
Balance at 1 January 2007	6,030,000	5,998,515	4,504,726	16,533,241	42,964	16,576,205
Currency translation differences	–	(142,613)	–	(142,613)	–	(142,613)
Profit for the period	–	–	1,155,110	1,155,110	4,716	1,159,826
Transfer of a subsidiary to an associated company	–	–	–	–	(10,843)	(10,843)
Dividends relating to 2006	–	–	(241,200)	(241,200)	–	(241,200)
Balance at 30 June 2007	6,030,000	5,855,902	5,418,636	17,304,538	36,837	17,341,375

The notes on pages 19 to 38 form an integral part of this condensed consolidated interim financial information.



CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

	Unaudited Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Net cash generated from operating activities	**1,622,135**	419,098
Net cash used in investing activities	**(950,563)**	(2,306,384)
Net cash generated from financing activities	**278,912**	714,028
Net increase/(decrease) in cash and cash equivalents	**950,484**	(1,173,258)
Cash and cash equivalents at beginning of the period	**2,915,542**	3,423,373
Cash and cash equivalents at end of the period	**3,866,026**	2,250,115

The notes on pages 19 to 38 are an integral part of this condensed consolidated interim financial information.



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1 GENERAL INFORMATION

China Shipping Container Lines Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 28 August 1997 as a company with limited liability under the Company Law of the PRC. On 3 March 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its equities as at 31 October 2003 into 3,830,000,000 shares of RMB1 each. The Company's H shares were listed on the Main Board of the Stock Exchange of Hong Kong Limited on 16 June 2004.

The address of the Company's registered office is 27th Floor, 450 Fu Shan Road, Pudong New District, Shanghai, PRC.

The principal activities of the Company and its subsidiaries (collectively the "Group") are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation services.

This condensed consolidated interim financial information was approved by the board of directors of the Company for issue on 8 August 2007.

2 BASIS OF PREPARATION

This condensed consolidated interim financial information for the six months ended 30 June 2007 has been prepared in accordance with HKAS 34, 'Interim Financial Reporting' issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The condensed consolidated interim financial information should be read in conjunction with the annual financial statements of the Group for the year ended 31 December 2006.

3 SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2006 except that the Group has adopted the following new standards, interpretations and amendments to standards (collectively the "new/revised HKFRS") which are relevant to the Group's operations and are mandatory for financial year ending 31 December 2007.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

3 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

The adoption of the above new/revised HKFRSs in the current period did not have any significant effect on the condensed consolidated interim financial information or result in any significant change in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 required additional disclosures to be made in the annual financial statements of the Group.

The HKICPA has issued several new standards, interpretations and amendments which are not yet effective for the year ending 31 December 2007. The Group has not early adopted the above standards, interpretations and amendments in the condensed consolidated interim financial information but has already commenced an assessment of the related impact to the Group. The Group is not yet in a position to state whether any substantial changes to the Group's accounting policies and presentation of the financial statements will be resulted.

4 FINANCIAL RISK MANAGEMENT

All aspects of the Group's financial risk management objectives and policies are consistent with those disclosed in the annual financial statements for the year ended 31 December 2006.

5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

The estimates and assumptions applied in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2006.

6 TURNOVER AND SEGMENT INFORMATION

Turnover represents gross revenues from liner and chartering services, net of discounts allowed, where applicable.

	Unaudited	
	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Turnover		
Liner	**17,358,282**	13,925,613
Chartering	**21,036**	47,589
	17,379,318	13,973,202

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

6 TURNOVER AND SEGMENT INFORMATION *(Continued)*

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenue from liner and chartering services cover the world's major trade lanes.

Primary reporting format – business segments

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by the provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes Pacific, Asia/Europe, Asia Pacific, China Domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for turnover:

	Unaudited Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Pacific	**6,807,831**	6,395,445
Asia/Europe	**5,394,245**	4,134,834
Asia Pacific	**2,387,675**	1,624,981
China domestic	**1,885,425**	982,129
Others	**904,142**	835,813
	17,379,318	13,973,202

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

7 CAPITAL EXPENDITURE

	Unaudited		
	Fixed assets	**Land use rights**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
Opening net book amount as at 1 January 2006	20,770,813	13,686	20,784,499
Additions	2,229,570	–	2,229,570
Purchase from a fellow subsidiary	439,019	–	439,019
Disposals	(220)	–	(220)
Depreciation charge *(Note 15)*	(555,099)	–	(555,099)
Amortisation charge	–	(164)	(164)
Exchange difference	(54,480)	–	(54,480)
Closing net book amount as at 30 June 2006	22,829,603	13,522	22,843,125
Opening net book amount as at 1 January 2007	23,463,851	13,356	23,477,207
Additions	1,050,431	–	1,050,431
De-recognition of container assets under finance leases *(Note)*	(830,301)	–	(830,301)
Disposals	(7,057)	–	(7,057)
Depreciation charge *(Note 15)*	(517,444)	–	(517,444)
Amortisation charge	–	(164)	(164)
Exchange difference	(152,090)	–	(152,090)
Closing net book amount as at 30 June 2007	23,007,390	13,192	23,020,582

Note:

The Group leased certain containers from its fellow subsidiaries under long term leases prior to 1 January 2007. The leases were recognised as finance lease contracts. During the period, the Group entered into addendum agreements with the fellow subsidiaries, pursuant to which the terms of the lease contracts have been revised from long term to one year short term. Accordingly, the container assets under finance leases and finance lease obligations amounted to RMB 830,301,000 and RMB 957,684,000 as at 1 January 2007, respectively, had been de-recognised on 1 January 2007 and a gain of RMB127,383,000 (Note 14) had been recognised in the income statement for the six months ended 30 June 2007.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

8 TRADE AND NOTES RECEIVABLES

	Unaudited 30 June 2007 ***RMB'000***	Audited 31 December 2006 *RMB'000*
Trade receivables		
– Fellow subsidiaries	**2,456,293**	1,932,592
– Others	**1,679,958**	1,431,516
	4,136,251	3,364,108
Notes receivables	**231,402**	126,295
	4,367,653	3,490,403

The ageing analysis of trade and notes receivables is as follows:

	Unaudited 30 June 2007 ***RMB'000***	Audited 31 December 2006 *RMB'000*
1 to 3 months	**4,191,327**	2,914,493
4 to 6 months	**197,931**	561,926
7 to 9 months	**94,378**	114,784
10 to 12 months	**4,768**	–
Over one year	**7,732**	13,150
	4,496,136	3,604,353
Less: provision for impairment of receivables	**(128,483)**	(113,950)
	4,367,653	3,490,403

Credit policy

The Group grants credit terms in the range between 30 to 50 days to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

9 SHARE CAPITAL

	Unaudited 30 June 2007	Audited 31 December 2006
	RMB'000	*RMB'000*
Domestic shares of RMB1 each	**3,610,000**	3,610,000
H shares of RMB1 each	**2,420,000**	2,420,000
Total	**6,030,000**	6,030,000

10 BANK BORROWINGS

	Unaudited 30 June 2007	Audited 31 December 2006
	RMB'000	*RMB'000*
Non-current		
Long-term bank loans	**4,335,270**	5,538,152
Current		
Short-term bank loans	–	400,000
Long-term bank loans – current portion	**913,491**	707,608
	913,491	1,107,608
	5,248,761	6,645,760
Representing:		
Unsecured	**1,226,720**	1,642,870
Secured	**4,022,041**	5,002,890
Total borrowings	**5,248,761**	6,645,760

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

10 BANK BORROWINGS *(Continued)*

At 30 June 2007, the Group's bank loans were repayable as follows:

	Unaudited 30 June 2007 *RMB'000*	Audited 31 December 2006 *RMB'000*
Within one year	**913,491**	1,107,608
In the second year	**1,103,211**	707,608
In the third to fifth year	**2,633,232**	4,079,808
After fifth year	**598,827**	750,736
	5,248,761	6,645,760

Movements in borrowings is analysed as follows:

	RMB'000
Six months ended 30 June 2006	
Opening amount 1 January 2006	5,608,165
Addition of short-term bank loans	775,000
Addition of long-term bank loans	755,059
Repayments of long-term bank loans	(468,978)
Closing amount as at 30 June 2006	6,669,246
Six months ended 30 June 2007	
Opening amount 1 January 2007	6,645,760
Addition of long-term bank loans	128,320
Repayments of short-term bank loans	(400,000)
Repayments of long-term bank loans	(1,125,319)
Closing amount as at 30 June 2007	5,248,761

As at 30 June 2007, the long-term bank loans of the Group were secured by the following:

(i) Legal mortgage over certain containers, container vessels and vessels in construction with net book value of approximately RMB7,000,403,000 for the Group (as at 31 December 2006: RMB7,009,915,000); and

(ii) Charges over shares of certain vessels owning subsidiaries of the Company.



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

10 BANK BORROWINGS *(Continued)*

As at 30 June 2007, the carrying amounts and the fair values of long-term bank borrowings were as follows:

	Unaudited 30 June 2007 ***RMB'000***	Audited 31 December 2006 *RMB'000*
Carrying amounts	**5,248,761**	6,245,760
Fair values	**5,113,695**	6,150,725

The fair value is calculated using cash flow discounted at a rate based on the borrowings rate of 6.75% (2006: 6.12%) per annum.

11 DOMESTIC CORPORATE BONDS

	Unaudited 30 June 2007 ***RMB'000***	Audited 31 December 2006 *RMB'000*
Non-current domestic corporate bonds	**1,800,000**	–

On 12 June 2007, the Group issued domestic corporate bonds amounting to RMB1.8 billion in the PRC pursuant to the approval obtained from the National Development and Reform Commission of the PRC. The bonds are for a ten-year period fully repayable by 12 June 2017, and bear interest at a fixed rate of 4.51% per annum. The bonds are guaranteed by the Bank of China, Shanghai branch, and have been listed on the inter-bank bond market in the PRC.

The bonds were stated at fair value at date of issue. As at 30 June 2007, the carrying amounts of the domestic corporate bonds approximated their fair values.

Interest expense on the bonds is calculated using the effective interest method by applying the effective interest rate of 4.51% per annum to the bond liability.



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

12 FINANCE LEASE OBLIGATIONS

	Unaudited 30 June 2007		
	Minimum lease payments	**Finance charges**	**Net present value of minimum lease payments**
	RMB'000	***RMB'000***	***RMB'000***
Payable:			
Within one year	**689,157**	**197,109**	**492,048**
In the second year	**686,650**	**165,685**	**520,965**
In the third to fifth year	**1,802,429**	**299,009**	**1,503,420**
After the fifth year	**813,253**	**54,208**	**759,045**
	3,991,489	**716,011**	**3,275,478**
Less: Payable no later than one year (current portion)	**(689,157)**	**(197,109)**	**(492,048)**
	3,302,332	**518,902**	**2,783,430**

	Audited 31 December 2006		
	Minimum lease payments	Finance charges	Net present value of minimum lease payments
	RMB'000	*RMB'000*	*RMB'000*
Payable:			
Within one year	995,756	300,032	695,724
In the second year	889,384	224,690	664,694
In the third to fifth year	2,106,029	374,336	1,731,693
After the fifth year	865,105	62,243	802,862
	4,856,274	961,301	3,894,973
Less: Payable no later than one year (current portion)	(995,756)	(300,032)	(695,724)
	3,860,518	661,269	3,199,249



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

13 TRADE PAYABLES

	Unaudited 30 June 2007 *RMB'000*	Audited 31 December 2006 *RMB'000*
Trade payables		
– Fellow subsidiaries	**255,549**	259,834
– Others	**2,666,335**	1,945,221
	2,921,884	2,205,055

The ageing analysis of trade payables is as follows:

	Unaudited 30 June 2007 *RMB'000*	Audited 31 December 2006 *RMB'000*
1 to 3 months	**2,893,724**	2,132,189
4 to 6 months	**24,776**	45,774
7 to 9 months	**3,384**	27,092
	2,921,884	2,205,055

14 OTHER INCOME

	Unaudited	
	Six months ended 30 June	
	2007 *RMB'000*	2006 *RMB'000*
Information technology services fees	**12,789**	42,213
Interest income	**41,690**	37,489
Gain on de-recognition of container assets under finance leases and finance lease liabilities *(Note 7)*	**127,383**	–
Foreign exchange gains	**6,034**	–
	187,896	79,702



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

15 OPERATING PROFIT

Operating profit is stated after charging the followings:

	Unaudited	
	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Cost of bunkers consumed	**3,383,427**	2,956,950
Depreciation:		
– Owned container vessels chartered-out under operating leases	**6,621**	7,231
– Other owned assets	**356,582**	319,136
– Containers under finance leases	**154,241**	228,732
	517,444	555,099
Operating lease rental:		
– Container vessels	**1,413,066**	1,245,606
– Containers	**425,010**	282,366
– Buildings	**22,714**	20,348
	1,860,790	1,548,320
Employee benefit expenses	**481,031**	330,811
Provision for impairment of receivables	**14,533**	17,509
Foreign exchange losses	**–**	23,450

16 FINANCE COSTS

	Unaudited	
	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Interest expenses:		
– bank loans	**173,263**	168,476
– finance lease obligations	**99,133**	138,913
Total interest expenses	**272,396**	307,389
Less: amount capitalised in vessels under construction	**(56,147)**	(61,087)
	216,249	246,302



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

17 INCOME TAX EXPENSE

	Unaudited	
	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Current income tax		
– Hong Kong profits tax *(note (i))*	–	159
– PRC enterprise income tax *(note (ii))*	**15,096**	7,334
Deferred taxation *(note (iii))*	**197,911**	80,780
	213,007	88,273

Notes:

(i) *Hong Kong profits tax*

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the six months ended 30 June 2007.

(ii) *PRC enterprise income tax ("EIT")*

According to the relevant laws and regulations in the PRC, the EIT rate applicable to the Company is 15%. The Company's other subsidiaries incorporated in the PRC are subject to EIT at rates ranging from 0% to 33% (2006: 0% – 33%) for the six months ended 30 June 2007.

Pursuant to the relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau in the PRC to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

(iii) *Deferred taxation*

Deferred taxation mainly relates to deferred tax liabilities provided at a fixed rate of 16.5% on the profit of the overseas subsidiaries of the Company which are subject to PRC EIT and payable upon profit remittance to the Company.

18 DIVIDENDS

At a Board meeting held on 8 August 2007, the directors proposed that part of the Group's distributable profits as at 30 June 2007, amounting to RMB3,316,500,000, be distributed as bonus shares each at par value to existing shareholders on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders. The remaining distributable profits as at 30 June 2007 will be distributed in the form of cash dividend, the detailed amount and distribution method of which shall be formulated and implemented by the directors as authorized by shareholders at the general meeting. Such proposed special bonus shares are not reflected as dividend payables or share capital in the Company's financial statements for the period.



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

19 EARNINGS PER SHARE

Basic earnings per share is based on the profit attributable to equity holders of the Company of RMB1,155,110,000 (2006: RMB81,194,000) and 6,030,000,000 (2006: 6,030,000,000) shares in issue during the period.

Diluted earnings per share has not been presented as the Company has no potential dilutive ordinary shares during the period.

20 COMMITMENTS

(a) Capital commitments

As at 30 June 2007 and 31 December 2006, the Group had the following significant capital commitments which were not provided for in the balance sheets:

	Unaudited 30 June 2007 *RMB'000*	Audited 31 December 2006 *RMB'000*
Contracted but not provided for:		
– Vessels under construction	**3,896,455**	4,100,999

(b) Purchase commitments

As at 30 June 2007 and 31 December 2006, the Group had the following significant purchase commitments which were not provided for in the balance sheets:

	Unaudited 30 June 2007 *RMB'000*	Audited 31 December 2006 *RMB'000*
Contracted but not provided for:		
– Purchase of bunkers	**624,243**	1,754,165



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

20 COMMITMENTS *(Continued)*

(c) Lease commitments

As at 30 June 2007 and 31 December 2006, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Unaudited 30 June 2007 *RMB'000*	Audited 31 December 2006 *RMB'000*
Buildings:		
– Within one year	**40,064**	44,339
– In the second to fifth year	**52,803**	62,835
– After the fifth year	**3,639**	4,248
	96,506	111,422
Vessels chartered-in and containers under operating leases:		
– Within one year	**2,902,185**	2,935,592
– In the second to fifth year	**6,303,581**	6,940,418
– After the fifth year	**3,896,495**	3,825,150
	13,102,261	13,701,160
	13,198,767	13,812,582

21 CONTINGENT LIABILITIES

As at 30 June 2007, the Group did not have any material contingent liabilities.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

22 SIGNIFICANT RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under China Shipping (Group) Company (incorporated in the PRC) and has extensive transactions and relationships with members of the China Shipping (Group) Company. China Shipping (Group) Company itself is a state-owned enterprise and is controlled by the PRC government. Neither of them produces financial statements for public use.

As the Group is controlled by China Shipping (Group) Company, it is considered to be indirectly controlled by the PRC government, which controls a substantial number of entities in the PRC. In accordance with HKAS 24 "Related Party Disclosure", state-owned enterprises and their subsidiaries, other than China Shipping (Group) Company and its subsidiaries, directly or indirectly controlled by the PRC government are also deemed as related parties of the Group ("other state-owned enterprises"). For purpose of related party transactions disclosure, the Group has in place procedures to assist the identification of the immediate ownership structure of its customers and suppliers as to whether they are state-owned enterprises. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Nevertheless, management believes that meaningful information relating to related-party transactions has been adequately disclosed.

In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties, including other state-owned enterprises, during the periods and balances arising from related party transactions for the six months ended 30 June 2007.



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

22 SIGNIFICANT RELATED PARTY TRANSACTIONS *(Continued)*

(a) *Significant transactions with related parties:*

	Note	**Unaudited** **Six months ended 30 June** **2007** ***RMB'000***	 2006 *RMB'000*
Transactions with fellow subsidiaries			
Revenue:			
Information technology services	*(i)*	**12,789**	42,213
Lease of containers	*(ii)*	**10,481**	3,745
Liner services	*(i)*	**838,563**	938,477
Lease of vessels	*(i)*	**14,961**	–
Expense:			
Interest element of finance lease obligations in connection with lease of containers	*(ii)*	**–**	77,507
Operating lease of containers	*(ii)*	**226,873**	–
Lease of chassis	*(i)*	**14,696**	12,586
Lease of properties	*(ii)*	**2,106**	7,759
Cargo and liner agency services	*(i)*	**281,697**	184,312
Container management services	*(i)*	**368,441**	337,313
Time charter services	*(i)*	**204,157**	140,216
Bareboat charter services	*(i)*	**40,261**	22,109
Ship repair services	*(i)*	**23,284**	25,752
Supply of fresh water, vessel fuel, lubricants, spare parts and other materials	*(i)*	**387,278**	186,817
Depot services	*(i)*	**10,363**	8,340
Information technology services	*(i)*	**5,300**	8,957
Provision of motor vehicles	*(i)*	**117**	1,282
Provision of crew members	*(i)*	**15,028**	87,865
Loading and unloading services	*(i)*	**463,545**	402,265
Sub-route services	*(i)*	**–**	84,480
Ground container transport costs	*(i)*	**210,750**	13,068

Notes:

(i) The transactions were conducted in accordance with various master agreements entered into between the Company and the fellow subsidiaries on 10 May 2004.

(ii) The transactions were conduced in accordance with relevant agreements entered into between the Company and the fellow subsidiaries.



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

22 SIGNIFICANT RELATED PARTY TRANSACTIONS *(Continued)*

(a) Significant transactions with related parties: (Continued)

	Unaudited	
	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Transactions with other state-owned enterprises		
Revenue:		
Interest income from bank deposits	**5,562**	7,695
Expenses:		
Port charges	**1,712,641**	1,711,818
Purchase of bunkers and spare parts	**387,278**	242,179
Interest expenses	**109,887**	102,452
Vessel maintenance costs	**50,002**	41,888
Others:		
Progress payment made on construction of vessels	**222,520**	1,392,778



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

22 SIGNIFICANT RELATED PARTY TRANSACTIONS *(Continued)*

(b) Balances with related parties:

	Unaudited 30 June 2007 ***RMB'000***	Audited 31 December 2006 *RMB'000*
Balances with fellow subsidiaries		
Trade receivables *(note (i))*	**2,532,260**	1,992,363
Less: provisions	**(75,967)**	(59,771)
	2,456,293	1,932,592
Trade payables *(note (i))*	**255,549**	259,834
Finance lease obligations *(note 7)*	**–**	957,684
	255,549	1,217,518
Balances with China Shipping (Group) Company		
Dividend payable	**144,400**	–

Notes:

(i) These balances arose from the ordinary course of the Group's business and are unsecured and interest free.

	Unaudited 30 June 2007 ***RMB'000***	Audited 31 December 2006 *RMB'000*
Balances with other state-owned enterprises		
Bank deposits *(note (i))*	**2,612,681**	1,350,583
Bank loans *(note (ii))*	**3,648,660**	5,064,810
Other payables *(note (iii))*	**583,393**	985,105

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

22 SIGNIFICANT RELATED PARTY TRANSACTIONS *(Continued)*

(b) Balances with related parties: (Continued)

Notes:

(i) Interest of bank deposits is at market rates ranging from 0.72% to 3.6% per annum (As at 31 December 2006: from 0.72% to 3.6% per annum).

(ii) As at 30 June 2007, the bank loans were secured by legal mortgage over certain container vessels and vessels in construction with net book value of approximately RMB4,861,267,000 for the Group (As at 31 December 2006: RMB4,941,694,000).

(iii) These balances arose from the ordinary course of the Group's business and are unsecured and interest free.

(c) Key management compensation:

	Unaudited	
	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Salaries and other short-term employee benefits	**1,216**	1,181
Post employment benefits	**712**	472
	1,928	1,653

23 EVENTS AFTER THE BALANCE SHEET DATE

The following significant events took place subsequent to 30 June 2007:

(a) Proposed special dividend

At a Board meeting of the Company held on 8 August 2007, the directors proposed a special dividend of RMB3,316,500,000 be distributed as bonus shares each at par value to existing shareholders ("Bonus Issue"). Details of the proposed special dividend are set out in Note 18 above.

(b) Proposed A share issue ("A Share Issue")

The Board of the Company announced on 8 August 2007 that, subject to shareholders' approval at the extraordinary general meeting of the Company ("EGM") and the separate Class Meetings, the Company will apply (i) to the relevant authorities for regulatory approvals for the allotment and issue of not more than the higher of (a) 1,507,500,000 A Shares; or (b) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, and (ii) to the Shanghai Stock Exchange for the listing of and dealings in its A Shares. The A Share Issue is subject to approvals from shareholders of the Company at the EGM and the separate Class Meetings, the China Securities Regulatory Commission, and other relevant authorities.

The net proceeds from the A Share Issue, after deducting related expenses, will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business; (iii) strengthen the Company's working capital base; and (iv) repay bank loans.



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION *(Continued)*

23 EVENTS AFTER THE BALANCE SHEET DATE *(Continued)*

(c) *Acquisition of vessels*

The Board of the Company announced on 8 August 2007 that the Company entered into agreements with Samsung Heavy Industries Co., Ltd., a third party, in respect of the purchase of eight container vessels (the "Acquisition"). The aggregate consideration payable for the Acquisition amounts to US$1,359,840,000 (equivalent to approximately HK$10,402,776,000).

The Acquisition constitutes a major transaction of the Company under The Rules Governing the Listing of Securities in Hong Kong. A circular containing, among other things, further details of the Acquisition will be dispatched to the shareholders of the Company in due course.



簡明綜合財務資料附註*(續)*

23 結算日後事項*(續)*

(c) 收購船舶

本公司董事會於二零零七年八月八日宣佈,本公司與第三方Samsung Heavy Industries Co., Ltd.訂立協議,收購八艘船舶(「收購」)。協議項下收購應付總代價為1,359,840,000美元(相等於約10,402,776,000港元)。

根據香港上市規則,收購構成本公司的主要交易。一份載有(其中包括)收購進一步詳情的通函將於適當時候寄發予本公司股東。


CHINA SHIPPING LINE

簡明綜合財務資料附註*(續)*

22 重大有關連人士交易*(續)*

(b) 與有關連人士結餘：(續)

附註：

(i) 銀行存款之利息按市場之息率自每年0.72%至3.6%計息(二零零六年：0.72%至3.6%)。

(ii) 於二零零七年六月三十日，銀行借款以共值人民幣4,861,267,000元(二零零六年：人民幣4,941,694,000元)之若干集裝箱船舶和在建集裝箱船舶作抵押。

(iii) 該等結餘由集團日常業務所產生，並為無抵押及免息，亦無固定還款期限。

(c) 重要管理層補償金：

	未經審核	
	截至六月三十日止六個月	
	二零零七年	二零零六年
	人民幣千元	*人民幣千元*
薪金及其它短期員工福利	**1,216**	1,181
退休員工福利	**712**	472
	1,928	1,653

23 結算日後事項

下述重要事項發生於二零零七年六月三十日之後：

(a) 建議特別股息

於二零零七年八月八日召開的董事會上，董事提議按面值以股票股利的方式向股東進行利潤分配，數額為人民幣3,316,500,000元。關於特別股息的詳情請參見上述附註18。

(b) A股發行

本公司董事會於二零零七年八月八日議決，待股東於臨時股東大會及獨立類別股東大會批准後，本公司將(i)向有關監管部門申請批准以公開發售新股及發行不超過下列兩者中較高者：(a)1,507,500,000股A股；或(b)如公司在本次A股發行前已宣告紅股發行，則為本次建議A股發行及紅股發行完成後之經擴大已發行股本的20%；及(ii)向上海證券交易所申請A股上市及買賣。A股發行須待(i)股東於臨時股東大會及獨立類別股東大會；及(ii)中國證監會及其他有關監管部門批准，方可作實。

A股募集資金淨額，經扣除有關費用後，將用作(i)訂造集裝箱船舶；(ii)收購與集裝箱運輸業務有關之資產；(iii)補充本公司營運資金；及(iv)償還銀行貸款。



簡明綜合財務資料附註（續）

22 重大有關連人士交易（續）

(b) 與有關連人士結餘：

	未經審核 二零零七年 六月三十日 *人民幣千元*	經審核 二零零六年 十二月三十一日 *人民幣千元*
與同系附屬公司之間之結餘		
應收貿易賬款（*附註(i)*）	**2,532,260**	1,992,363
減：撥備	**(75,967)**	(59,771)
	2,456,293	1,932,592
應付貿易賬款（*附註(i)*）	**255,549**	259,834
應付融資租賃款項（*附註7*）	**–**	957,684
	255,549	1,217,518
與中國海運（集團）總公司之結餘		
應付股息	**144,400**	–

附註：

(i) 該等結餘由集團日常業務所產生，並為無抵押及免息。

	未經審核 二零零七年 六月三十日 *人民幣千元*	經審核 二零零六年 十二月三十一日 *人民幣千元*
與其他國有企業交易之結餘		
銀行存款（*附註(i)*）	**2,612,681**	1,350,583
銀行貸款（*附註(ii)*）	**3,648,660**	5,064,810
其他應付款（*附註(iii)*）	**583,393**	985,105



簡明綜合財務資料附註（續）

22 重大有關連人士交易（續）

(a) 本集團與有關連人士有下列重大交易：（續）

	未經審核	
	截至六月三十日止六個月	
	二零零七年	二零零六年
	人民幣千元	*人民幣千元*
與其他國有企業之交易		
收入：		
定期存款利息收入	**5,562**	7,695
支出：		
港口使用費	**1,712,641**	1,711,818
燃油與配件採購	**387,278**	242,179
利息支出	**109,887**	102,452
船舶維護成本	**50,002**	41,888
其他：		
所支付的船舶建造進度款	**222,520**	1,392,778



簡明綜合財務資料附註（續）

22 重大有關連人士交易（續）

(a) 本集團與有關連人士有下列重大交易：

	附註	未經審核 截至六月三十日止六個月 二零零七年 人民幣千元	 二零零六年 人民幣千元
與同系附屬公司交易			
收入：			
資訊科技服務	*(i)*	**12,789**	42,213
集裝箱租賃	*(ii)*	**10,481**	3,745
班輪服務	*(i)*	**838,563**	938,477
租船收入	*(i)*	**14,961**	—
支出：			
與租賃集裝箱有關之應付融資租賃款項有關之利息部分	*(ii)*	**—**	77,507
集裝箱經營租賃	*(ii)*	**226,873**	—
集裝箱底盤車租約	*(i)*	**14,696**	12,586
房屋租約	*(ii)*	**2,106**	7,759
貨物及班輪代理服務	*(i)*	**281,697**	184,312
集裝箱管理服務	*(i)*	**368,441**	337,313
期租船舶服務	*(i)*	**204,157**	140,216
光租船舶服務	*(i)*	**40,261**	22,109
修船服務	*(i)*	**23,284**	25,752
供應水、船舶燃料、潤滑劑、零部件及其他物料	*(i)*	**387,278**	186,817
堆場服務	*(i)*	**10,363**	8,340
資訊科技服務	*(i)*	**5,300**	8,957
商務用車供應	*(i)*	**117**	1,282
船員供應	*(i)*	**15,028**	87,865
裝卸服務	*(i)*	**463,545**	402,265
支線運輸服務	*(i)*	**—**	84,480
陸上集裝箱運輸成本	*(i)*	**210,750**	13,068

附註：

(i) 關聯交易均遵照本公司與同系附屬公司於二零零四年五月十日簽訂之交易總協定執行。

(ii) 關聯交易均遵照本公司及同系附屬公司所簽訂的相關合約執行。



簡明綜合財務資料附註（續）

22 重大有關連人士交易

中海集運為隸屬於中國海運（集團）總公司（註冊於中華人民共和國境內）旗下的眾多同系附屬公司之一，與其他同系附屬公司之間存在大量的交易和交互的關聯關係。中國海運（集團）總公司是一家國有企業，由中華人民共和國政府控制，同時亦位於中華人民共和國境內。上述中國海運（集團）總公司及中華人民共和國政府並未編撰財務資料以用作公共用途。

中海集運受控於中國海運（集團）總公司，同時其間接受控於在中華人民共和國境內控制數量眾多企業的中華人民共和國政府。根據香港會計準則第24條「關連人士之披露」，除中國海運（集團）總公司及其附屬公司之外直接或間接受控於中華人民共和國政府的國有企業及其附屬公司（「其他國有企業」）也被認為是本集團的關連人士。出於對重大關連方交易有相應披露的要求，本集團已經採取了一系列措施來確定與其有業務關聯的客戶和供應商是否為國有企業。許多國有企業擁有較多層面的公司結構，並且企業控股權因受到企業轉讓和私有化的因素影響，使得企業的控股權時時變動。然而，本集團管理層認為有關其關連方交易的所有資訊已經被充分披露。

除在財務資料中披露關連方資訊之外，下列即是本集團與其有關連人士包括其他國有企業於二零零七年六月三十日及止六個月期間日常交易及其餘額的總結。



簡明綜合財務資料附註(續)

20 承擔(續)

(c) 租賃承擔

於二零零七年六月三十日及二零零六年十二月三十一日，本集團就不可撤銷營運租賃之未來最低租賃付款總額如下：

	未經審核 二零零七年 六月三十日 *人民幣千元*	經審核 二零零六年 十二月三十一日 *人民幣千元*
房屋：		
－一年內	**40,064**	44,339
－第二年至第五年內	**52,803**	62,835
－第五年後	**3,639**	4,248
	96,506	111,422
營運租賃下租入之船舶及集裝箱：		
－一年內	**2,902,185**	2,935,592
－第二年至第五年內	**6,303,581**	6,940,418
－第五年後	**3,896,495**	3,825,150
	13,102,261	13,701,160
	13,198,767	13,812,582

21 或然負債

於二零零七年六月三十日，本集團並無重大或然負債。


CHINA SHIPPING LINE

簡明綜合財務資料附註(續)

19 每股基本盈利

每股基本盈利是按本期間權益持有人應佔利潤人民幣1,155,110,000元(二零零六年:人民幣81,194,000元)以及已發行股份6,030,000,000股(二零零六年:6,030,000,000股)計算。

由於本公司在本期間內並無任何可攤薄潛在普通股,故並無呈列每股攤薄盈利。

20 承擔

(a) 資本承擔

於二零零七年六月三十日及二零零六年十二月三十一日,本集團有以下重大資本承擔,但並未於資產負債表中作出撥備:

	未經審核 二零零七年 六月三十日 *人民幣千元*	經審核 二零零六年 十二月三十一日 *人民幣千元*
已訂約但未撥備:		
一在建中船舶	**3,896,455**	4,100,999

(b) 購買承擔

於二零零七年六月三十日及二零零六年十二月三十一日,本集團有下列重大購買燃油承擔,但並未於資產負債表中作出撥備:

	未經審核 二零零七年 六月三十日 人民幣千元	經審核 二零零六年 十二月三十一日 人民幣千元
已訂約但未撥備:		
一購買燃油	**624,243**	1,754,165



簡明綜合財務資料附註 *(續)*

17 所得稅

	未經審核	
	截至六月三十日止六個月	
	二零零七年	二零零六年
	人民幣千元	*人民幣千元*
即期所得稅		
－香港利得稅 *(附註(i))*	**－**	159
－中國企業所得稅 *(附註(ii))*	**15,096**	7,334
遞延稅項 *(附註(iii))*	**197,911**	80,780
	213,007	88,273

附註：

(i) *香港利得稅*

香港利得稅已就截至二零零七年六月三十日止六個月估計應課稅利潤按稅率17.5%提取準備(二零零六年：17.5%)。

(ii) *中國企業所得稅(「企業所得稅」)*

根據中國相關的政策法規，本公司企業所得稅的稅率為15%。截至二零零七年六月三十日止六個月，本公司的其他在中國境內註冊成立的附屬公司按0%-33%(二零零六年：0%-33%)的稅率繳納企業所得稅。

根據企業所得稅的有關規定，中國企業通過其全資境外機構取得的來源於中國境外的所得應當繳納企業所得稅。本公司取得中國相關稅務機關的批准，對本公司海外附屬公司的利潤均按16.5%的固定稅率繳納企業所得稅。

(iii) *遞延稅項*

遞延稅項主要為以16.5%固定比率計提的本公司海外附屬公司利潤之企業所得稅。該等遞延稅項將於本公司海外附屬公司將利潤分回時支付。

18 股息

於二零零七年八月八日召開的董事會上，董事提議在本集團截至二零零七年六月三十日的可供分配利潤中，部分按面值以股票股利的方式進行分配，利潤分配數額為人民幣3,316,500,000元，即每10股分配5.5股紅股。本集團截至二零零七年六月三十日的可供分配利潤扣除上述分配之後，將以現金股利方式派發，具體金額及分配方案提議由股東大會授權董事會制定及實施。該等擬派特別紅股並未反映在本中期財務報表作為應付股息或股本。


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簡明綜合財務資料附註(續)

15 營運利潤

營運利潤計入以下支出：

	未經審核 截至六月三十日止六個月	
	二零零七年	二零零六年
	人民幣千元	*人民幣千元*
所消耗燃油成本	**3,383,427**	2,956,950
折舊：		
一根據營運租賃出租之自置集裝箱船舶	**6,621**	7,231
一其他自置資產	**356,582**	319,136
一融資租賃下之集裝箱	**154,241**	228,732
	517,444	555,099
營運租賃：		
一集裝箱船舶	**1,413,066**	1,245,606
一集裝箱	**425,010**	282,366
一房屋	**22,714**	20,348
	1,860,790	1,548,320
僱員福利開支	**481,031**	330,811
應收賬款減值撥備	**14,533**	17,509
外幣匯兑損失	**—**	23,450

16 融資成本

	未經審核 截至六月三十日止六個月	
	二零零七年	二零零六年
	人民幣千元	*人民幣千元*
利息支出：		
一銀行貸款	**173,263**	168,476
一應付融資租賃款項	**99,133**	138,913
利息支出總額	**272,396**	307,389
減：在建中船舶予以資本化之金額	**(56,147)**	(61,087)
	216,249	246,302


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簡明綜合財務資料附註(*續*)

13 應付貿易賬款

	未經審核 二零零七年 六月三十日 *人民幣千元*	經審核 二零零六年 十二月三十一日 *人民幣千元*
應付貿易賬款		
一同系附屬公司	**255,549**	259,834
一其他	**2,666,335**	1,945,221
	2,921,884	2,205,055

應付貿易賬款之賬齡分析如下:

	未經審核 二零零七年 六月三十日 *人民幣千元*	經審核 二零零六年 十二月三十一日 *人民幣千元*
一至三個月	**2,893,724**	2,132,189
四至六個月	**24,776**	45,774
七至九個月	**3,384**	27,092
	2,921,884	2,205,055

14 其他收入

	未經審核 截至六月三十日止六個月 二零零七年 *人民幣千元*	 二零零六年 *人民幣千元*
諮詢科技服務收益	**12,789**	42,213
利息收入	**41,690**	37,489
終止確認融資租賃集裝箱資產及應付融資租賃款項之收入(*附註7*)	**127,383**	—
外幣匯兑收入	**6,034**	—
	187,896	79,702


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12 應付融資租賃款項

	未經審核 於二零零七年六月三十日 最低租賃付款額 人民幣千元	 財務支出 人民幣千元	 最低租賃付款額之現值淨額 人民幣千元
應付：			
一年內	**689,157**	**197,109**	**492,048**
第二年	**686,650**	**165,685**	**520,965**
第三年至第五年	**1,802,429**	**299,009**	**1,503,420**
第五年後	**813,253**	**54,208**	**759,045**
	3,991,489	**716,011**	**3,275,478**
減：一年內(即期部分)	**(689,157)**	**(197,109)**	**(492,048)**
	3,302,332	**518,902**	**2,783,430**

	經審核 於二零零六年十二月三十一日 最低租賃付款額 人民幣千元	 財務支出 人民幣千元	 最低租賃付款額之現值淨額 人民幣千元
應付：			
一年內	995,756	300,032	695,724
第二年	889,384	224,690	664,694
第三年至第五年	2,106,029	374,336	1,731,693
第五年後	865,105	62,243	802,862
	4,856,274	961,301	3,894,973
減：一年內(即期部分)	(995,756)	(300,032)	(695,724)
	3,860,518	661,269	3,199,249


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簡明綜合財務資料附註(續)

10 銀行貸款(續)

於二零零七年六月三十日，本集團長期銀行貸款的帳面餘額及公允價值如下：

	未經審核 **二零零七年** **六月三十日** ***人民幣千元***	經審核 二零零六年 十二月三十一日 *人民幣千元*
帳面餘額	**5,248,761**	6,245,760
公允價值	**5,113,695**	6,150,725

公允價值根據基於利率每年6.75%(二零零六年：6.12%)的現金流貼現法計算得出。

11 國內公司債券

	未經審核 **二零零七年** **六月三十日** ***人民幣千元***	經審核 二零零六年 十二月三十一日 *人民幣千元*
長期國內公司債券	**1,800,000**	—

於二零零七年六月十二日，經中國國家發展改革委員會批准，本集團在中國發行金額為人民幣18億元的國內企業債券。該債券為10年期債券，於二零一七年六月十二日兑付本金，債券之固定年息率為4.51%。該債券由中國銀行上海分行提供擔保，並已經在中國內地銀行間債券市場上市。

債券於發行日以公平值入賬。於二零零七年六月三十日，國內公司債券的賬面值與其公平值相近。

債券的利息支出按實際利率法計算，適用的年利率為4.51%。


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簡明綜合財務資料附註（續）

10 銀行貸款（續）

於二零零七年六月三十日本集團的銀行貸款付款期限如下：

	未經審核 二零零七年 六月三十日 人民幣千元	經審核 二零零六年 十二月三十一日 人民幣千元
一年內	**913,491**	1,107,608
第一年至第二年	**1,103,211**	707,608
第三年至第五年	**2,633,232**	4,079,808
五年後	**598,827**	750,736
	5,248,761	6,645,760

銀行貸款變動如下：

	人民幣千元
截至二零零六年六月三十日止六個月	
二零零六年一月一日期初結餘	5,608,165
短期銀行貸款之增加	775,000
長期銀行貸款之增加	755,059
長期銀行貸款之償還	(468,978)
二零零六年六月三十日期末結餘	6,669,246
截至二零零七年六月三十日止六個月	
二零零七年一月一日期初結餘	6,645,760
長期銀行貸款之增加	128,320
短期銀行貸款之償還	(400,000)
長期銀行貸款之償還	(1,125,319)
二零零七年六月三十日期末結餘	5,248,761

於二零零七年六月三十日，本集團長期銀行貸款擔保列示如下：

(i) 以本集團價值約人民幣7,000,403,000元（二零零六年十二月三十一日：人民幣7,009,915,000元）之若干集裝箱，集裝箱船舶和在建集裝箱船舶作抵押，以及

(ii) 以對擁有貨船的本公司附屬公司股份押記作為抵押。



簡明綜合財務資料附註（續）

9 股本

	未經審核 二零零七年 六月三十日 人民幣千元	經審核 二零零六年 十二月三十一日 人民幣千元
每國內股面值人民幣1元	**3,610,000**	3,610,000
每H股面值人民幣1元	**2,420,000**	2,420,000
合計	**6,030,000**	6,030,000

10 銀行貸款

	未經審核 二零零七年 六月三十日 人民幣千元	經審核 二零零六年 十二月三十一日 人民幣千元
非流動負債		
長期銀行貸款	**4,335,270**	5,538,152
流動負債		
短期銀行貸款	**–**	400,000
長期銀行貸款－即期部分	**913,491**	707,608
	913,491	1,107,608
	5,248,761	6,645,760
重新表述：		
無抵押	**1,226,720**	1,642,870
有抵押	**4,022,041**	5,002,890
貸款總額	**5,248,761**	6,645,760


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簡明綜合財務資料附註（續）

8 應收貿易賬款及票據

	未經審核 二零零七年 六月三十日 *人民幣千元*	經審核 二零零六年 十二月三十一日 *人民幣千元*
應收貿易賬款		
一同系附屬公司	**2,456,293**	1,932,592
一其他	**1,679,958**	1,431,516
	4,136,251	3,364,108
應收票據	**231,402**	126,295
	4,367,653	3,490,403

應收貿易賬款及票據之賬齡分析如下：

	未經審核 二零零七年 六月三十日 *人民幣千元*	經審核 二零零六年 十二月三十一日 *人民幣千元*
一至三個月	**4,191,327**	2,914,493
四至六個月	**197,931**	561,926
七至九個月	**94,378**	114,784
十至十二個月	**4,768**	—
一年以上	**7,732**	13,150
	4,496,136	3,604,353
減：應收賬款減值撥備	**(128,483)**	(113,950)
	4,367,653	3,490,403

信貸政策

本集團對具有良好付款記錄之客戶授予介乎三十至五十天之信貸期。給其他客戶的發票一經發出即到期付款。


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簡明綜合財務資料附註(續)

7 資本開支

		未經審核	
	固定資產	土地使用權	總計
	人民幣千元	*人民幣千元*	*人民幣千元*
二零零六年一月一日期初賬面淨值	20,770,813	13,686	20,784,499
增添	2,229,570	–	2,229,570
從同系附屬公司購入	439,019	–	439,019
出售	(220)	–	(220)
折舊 *(附註15)*	(555,099)	–	(555,099)
攤銷	–	(164)	(164)
匯兑差額	(54,480)	–	(54,480)
二零零六年六月三十日期末賬面淨值	22,829,603	13,522	22,843,125
二零零七年一月一日期初賬面淨值	23,463,851	13,356	23,477,207
增添	1,050,431	–	1,050,431
終止確認融資租賃集裝箱 *(附註)*	(830,301)	–	(830,301)
處置	(7,057)	–	(7,057)
折舊 *(附註15)*	(517,444)	–	(517,444)
攤銷	–	(164)	(164)
匯兑差額	(152,090)	–	(152,090)
二零零七年六月三十日期末賬面淨值	23,007,390	13,192	23,020,582

附註:

於二零零七年一月一日之前,本集團與其同系附屬公司簽訂了一批長期集裝箱租賃合同,並將其確認為融資租賃。於二零零七年,本集團與該同系附屬公司簽訂了補充協定,將原合同的長期租賃改為一年期的短期租賃。因此與該批租賃合同相關的分別為人民幣830,301,000元與人民幣957,684,000元的融資租賃集裝箱資產淨值與融資租賃負債於二零零七年一月一日被終止確認,因而產生人民幣127,383,000元的收益(附註14),並在本期間於損益表中入賬。


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6 營業額及分部資料（續）

業務分部呈報方式包括提供班輪服務及租船業務。至於地區分部呈報方式，分部收入來自覆蓋全球主要航線之班輪及租船服務。

主要呈報格式－業務分部

本集團業務分為兩個主要業務類別：班輪及租船。本集團業務以提供班輪服務為主，租船業務之規模不足以作獨立呈報。

次要呈報格式－地區分部

本集團之班輪及租船業務遍及全球。營業額來自全球主要航線包括太平洋、亞洲／歐洲、亞太、中國國內及其他。

董事認為，基於本集團之業務性質，就香港會計準則第14號「分部申報」之定義而言，按特定地區分部劃分本集團之資產不具意義。因此，只有營業額呈報地區分部資料：

	未經審核	
	截至六月三十日止六個月	
	二零零七年	二零零六年
	人民幣千元	*人民幣千元*
太平洋	**6,807,831**	6,395,445
亞洲／歐洲	**5,394,245**	4,134,834
亞太	**2,387,675**	1,624,981
中國國內	**1,885,425**	982,129
其他	**904,142**	835,813
	17,379,318	13,973,202


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3 重要會計政策(續)

於本期間內採納上述新訂/修訂香港財務報告準則對本簡明綜合中期財務資料未產生重大影響,亦未導致本集團的會計政策發生重大變化,然而採納香港會計準則第1號(修訂)和香港財務報告準則第7號要求於本集團的年度財務報表中作出額外的披露。

香港會計師公會已經頒布一些於截至二零零七年十二月三十一日止年度尚未生效的新訂準則、詮釋及修訂。本集團未於簡明綜合中期財務資料提早採納上述新訂準則、詮釋及修訂,但是已經開始估算其對本集團的相關影響。本集團尚未能夠闡述本集團的會計政策和財務報表披露是否將由此產生重大變化。

4 財務風險管理

全部有關本集團之財務風險管理目的及政策與截至二零零六年十二月三十一日止年度財務報表所列出者一致。

5 關鍵會計估算及判斷

使用之估算和判斷會被持續評估,並根據過往經驗和其他因素進行評價,包括在有關情況下相信為合理的對未來事件的預測。所得的會計估算如其定義,很少會與實際結果相同。

編制中期財務資料所採用之估算和假設與編制截至二零零六年十二月三十一日止年度財務報表所採用者一致。

6 營業額及分部資料

營業額指來自班輪及租船服務之總收益(扣除折扣(如適用))。

	未經審核 截至六月三十日止六個月 二零零七年 *人民幣千元*	 二零零六年 *人民幣千元*
營業額		
班輪	**17,358,282**	13,925,613
租船	**21,036**	47,589
	17,379,318	13,973,202

根據本集團之內部財務彙報,本集團決定以業務分部呈報為主要呈報格式,而地區分部為次要呈報格式。



簡明綜合財務資料附註

1 一般資料

本公司於一九九七年八月二十八日根據中華人民共和國(「中國」)公司法在中國成立為一家有限責任公司。於二零零四年三月三日，本公司根據中國公司法將其於二零零三年十月三十一日之股東權益總額轉換為3,830,000,000股每股面值人民幣1元之股份並改制為一家股份有限公司。本公司H股於二零零四年六月十六日在香港證券交易所有限公司主板(「主板」)掛牌上市。

本公司的註冊地址為中國上海市浦東新區福山路450號27樓。

本公司及其附屬公司(以下簡稱「本集團」)之主要業務為擁有、租賃及營運集裝箱船舶，以提供國際及國內集裝箱航運服務。

該等簡明綜合中期財務資料已於二零零七年八月八日經本公司董事會批准公布。

2 編制基準

本公司截至二零零七年六月三十日止六個月的簡明綜合中期財務資料是根據香港會計師公會頒布的香港會計準則第34號(「中期財務報告」)編制。本簡明綜合中期財務資料應與本集團二零零六年十二月三十一日止年度的財務報表一併閱讀。

3 重要會計政策

除本集團已經採納的下述與本集團經營相關聯且必須在截至二零零七年十二月三十一日止財政年度採納的新訂準則、詮釋及修訂(統稱「新訂／修訂香港財務報告準則」)外，本簡明綜合財務資料所採用之會計政策與截至二零零六年十二月三十一日止年度之年度財務報表所採用的會計政策一致。

香港會計準則第1號(修訂)	財務報表的呈報：資本披露
香港財務報告準則第7號	金融工具的披露
香港(國際財務報告詮釋委員會)－詮釋第8號	香港財務報告準則2的範圍
香港(國際財務報告詮釋委員會)－詮釋第9號	重新評估勘入式衍生工具
香港(國際財務報告詮釋委員會)－詮釋第10號	中期財務報告和減值



簡明綜合中期現金流量表

	未經審核 截至六月三十日止六個月 二零零七年 人民幣千元	 二零零六年 人民幣千元
營運活動產生的淨現金	**1,622,135**	419,098
投資活動所用的淨現金	**(950,563)**	(2,306,384)
融資活動產生的淨現金	**278,912**	714,028
現金及現金等價物淨增加／(減少)	**950,484**	(1,173,258)
期初現金及現金等價物結餘	**2,915,542**	3,423,373
期末現金及現金等價物結餘	**3,866,026**	2,250,115

第19至38頁的附註為簡明綜合中期財務資料的整體部份。


CHINA SHIPPING

簡明綜合中期權益變動表

	未經審核					
	本公司權益持有人應佔				少數股東	
	股本	其他儲備	未分配利潤	合計	權益	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零六年一月一日結餘	6,030,000	6,128,838	4,433,026	16,591,864	37,460	16,629,324
貨幣匯兑差額	–	(79,989)	–	(79,989)	–	(79,989)
本期利潤	–	–	81,194	81,194	1,635	82,829
二零零五年末期股息	–	–	(723,600)	(723,600)	–	(723,600)
二零零六年六月三十日結餘	6,030,000	6,048,849	3,790,620	15,869,469	39,095	15,908,564
二零零七年一月一日結餘	6,030,000	5,998,515	4,504,726	16,533,241	42,964	16,576,205
貨幣匯兑差額	–	(142,613)	–	(142,613)	–	(142,613)
本期利潤	–	–	1,155,110	1,155,110	4,716	1,159,826
由附屬公司轉為聯營公司	–	–	–	–	(10,843)	(10,843)
二零零六年末期股息	–	–	(241,200)	(241,200)	–	(241,200)
二零零七年六月三十日結餘	6,030,000	5,855,902	5,418,636	17,304,538	36,837	17,341,375

第19至38頁的附註為簡明綜合中期財務資料的整體部份。



簡明綜合中期損益表

		未經審核	
		截至六月三十日止六個月	
		二零零七年	二零零六年
	附註	人民幣千元	人民幣千元
營業額	6	**17,379,318**	13,973,202
營運成本		**(15,608,795)**	(13,370,061)
毛利		**1,770,523**	603,141
其他收入	14	**187,896**	79,702
行政及一般開支		**(372,052)**	(269,095)
營運利潤	15	**1,586,367**	413,748
融資成本	16	**(216,249)**	(246,302)
應佔聯營公司和共同控制實體利潤		**2,715**	3,656
除所得稅前利潤		**1,372,833**	171,102
所得稅	17	**(213,007)**	(88,273)
本期利潤		**1,159,826**	82,829
應佔：			
本公司權益持有人		**1,155,110**	81,194
少數股東權益		**4,716**	1,635
		1,159,826	82,829
股息－特別股息	18	**3,316,500**	—
本公司權益持有人應佔利潤的每股盈利(以每股人民幣元計)	19	**0.19**	0.01

第19至38頁的附註為簡明綜合中期財務資料的整體部份。


CHINA SHIPPING

	附註	未經審核 二零零七年 六月三十日 人民幣千元	經審核 二零零六年 十二月三十一日 人民幣千元
負債			
非流動負債			
長期銀行貸款	*10*	**4,335,270**	5,538,152
國內公司債券	*11*	**1,800,000**	–
應付融資租賃款項	*12*	**2,783,430**	3,199,249
遞延稅項負債		**968,581**	837,249
非流動負債合計		**9,887,281**	9,574,650
流動負債			
應付貿易賬款	*13*	**2,921,884**	2,205,055
應計費用及其它應付賬款		**507,394**	515,189
短期銀行貸款	*10*	**–**	400,000
長期銀行貸款－即期部分	*10*	**913,491**	707,608
應付融資租賃款項－即期部分	*12*	**492,048**	695,724
應交所得稅項		**80,724**	69,625
應付股息		**145,474**	–
流動負債合計		**5,061,015**	4,593,201
總負債		**14,948,296**	14,167,851
總權益及負債		**32,289,671**	30,744,056
流動資產淨值		**4,070,969**	2,546,463
總資產減流動負債		**27,228,656**	26,150,855

第19至38頁的附註為簡明綜合中期財務資料的整體部份。


CHINA SHIPPING LINE

簡明綜合中期資產負債表

	附註	未經審核 二零零七年 六月三十日 人民幣千元	經審核 二零零六年 十二月三十一日 人民幣千元
資產			
非流動資產			
固定資產	7	**23,007,390**	23,463,851
土地使用權	7	**13,192**	13,356
商譽		**46,427**	46,427
聯營公司投資		**59,798**	48,758
共同控制實體投資		**30,880**	32,000
非流動資產合計		**23,157,687**	23,604,392
流動資產			
燃油		**707,184**	635,735
應收貿易賬款及票據	8	**4,367,653**	3,490,403
預付賬款及其它應收賬款		**191,121**	97,984
現金及現金等價物		**3,866,026**	2,915,542
流動資產合計		**9,131,984**	7,139,664
總資產		**32,289,671**	30,744,056
權益			
本公司權益持有人應佔權益			
股本	9	**6,030,000**	6,030,000
其他儲備		**5,855,902**	5,998,515
未分配利潤			
一擬派末期股息		**–**	241,200
一擬派特別股息	18	**3,316,500**	–
一其他		**2,102,136**	4,263,526
本公司權益持有人應佔權益合計		**17,304,538**	16,533,241
少數股東權益		**36,837**	42,964
總權益		**17,341,375**	16,576,205



審核委員會

本公司審核委員會由兩名獨立非執行董事沈康辰先生及汪宗熙先生，以及非執行董事王大雄先生組成。審核委員會已審閱本公司本報告期內的中期業績，並同意本公司所採納的會計處理手法。

香港聯合交易所有限公司上市規則(《上市規則》)附錄十四所載的《企業管治常規守則》(《管治守則》)

董事會欣然確認，概無董事知悉有任何資料合理地顯示，本集團於本期間內任何時候內未有遵守《管治守則》的適用守則條文。

證券交易

本公司就董事及監事的證券交易，已經採納一套不低於上市規則附錄十所載的《上市發行人董事進行證券交易的標準守則》(《標準守則》)作為董事及監事的標準行為守則。在向所有董事及監事作出特定查詢後，本公司確認其董事及監事已遵守標準守則規定有關董事及監事證券交易的標準。

信息披露

本報告將被寄發至股東並將於聯交所網站及本公司網站(http://www.cscl.com.cn)登載。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中國上海，二零零七年八月八日

於本報告刊發日期，執行董事為李紹德先生、張國發先生、黃小文先生及趙宏舟先生，非執行董事為馬澤華先生、張建華先生、王大雄先生、姚作芝先生及徐輝先生，獨立非執行董事為胡漢湘先生、盤占元先生、汪宗熙先生及沈康辰先生。

本報告所採用之匯率為1.00美元＝港幣7.65元，惟僅供參考之用。

* *本公司以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」根據香港法例第三十二章公司條例第XI部登記為一間海外公司。*



除上文披露者外，截至二零零七年六月三十日，就本公司董事或最高行政人員所知，概無其他人士(董事、監事或最高行政人員除外)於本公司股份或相關股份中擁有根據《證券及期貨條例》第XV部分第2及3分部的規定須向本公司及聯交所披露的權益或淡倉，或根據《證券及期貨條例》第336條須登記在本公司所存置登記冊的權益或淡倉。

購買、出售或贖回股份

本期間本公司並無贖回任何股份。本公司或其任何附屬公司於同期內並無購買或出售本公司任何股份。

股息

於二零零七年八月八日召開的董事會上，董事提議在本集團截至二零零七年六月三十日的可供分配利潤中，部分按面值以股票股利的方式進行分配，利潤分配數額為人民幣3,316,500,000元，即每10股分配5.5股紅股，並提議股東大會授權董事會具體實施相關分配事宜。本集團截至二零零七年六月三十日的可供分配利潤扣除上述分配之後，將以現金股利方式派發，具體金額及分配方案提議由股東大會授權董事會制定及實施。

對於附屬公司及聯營公司的重大收購及出售

本期間內無任何對於附屬公司及聯營公司的重大收購及出售。

僱傭、培訓及發展

截止二零零七年六月三十日，本集團共有僱員3,649人，較二零零六年十二月三十一日增加123人，於本期間僱員總開支約為人民幣481,031,000元。另外，本集團與多間中國海運(集團)總公司的附屬公司訂有合約，它們向本集團提供合共約3,083名船員，主要用於本集團自有及光租船舶上。

本集團的員工酬金包括基本薪酬、其他津貼及表現花紅。本集團為其員工採納一項表現掛鈎花紅計劃。該計劃專為將本集團員工的財務利益與若干業務表現指標掛鈎。該等指標可能包括但不限於本集團的目標利潤。

本集團員工的表現掛鈎花紅計劃細則各不相同。本集團現分別對其各附屬公司設定須達到的若干表現指標，並按當地情況制定本身的詳細表現酬金政策。



其他持有須申報權益的股東的持股情況

截至二零零七年六月三十日，就本公司董事或最高行政人員所知，下列人士(董事、監事或最高行政人員除外)於本公司股份或相關股份中擁有根據《證券及期貨條例》第XV部分第2及3分部的規定須向本公司披露的權益或淡倉，或根據《證券及期貨條例》第336條登記在本公司所存置登記冊的權益或淡倉：

股東名稱	股份類別	所持股份／相關股份數目	身份	佔有關股本類別百分比	佔股本總數百分比
中國海運(集團)總公司	內資股	3,610,000,000 (好倉)	實益擁有人	100%	59.87%
李嘉誠	H股	365,637,000 (好倉)	受控公司及全權信托創辦人權益	15.11%	6.06%
Li Ka-Shing Unity Trustcorp Limited	H股	365,637,000 (好倉)	受托人及信托受益人	15.11%	6.06%
Li Ka-Shing Unity Trustee Corporation Limited	H股	365,637,000 (好倉)	受托人及信托受益人	15.11%	6.06%
Cheung Kong (Holdings) Limited	H股	362,637,000 (好倉)	受控公司權益	14.99%	6.01%
Li Ka-Shing Unity Trustee Company Limited	H股	362,637,000 (好倉)	受托人	14.99%	6.01%
Hutchison International Limited	H股	241,758,000 (好倉)	實益擁有人	9.99%	4.01%
Hutchison Whampoa Limited	H股	241,758,000 (好倉)	受控公司權益	9.99%	4.01%
Baring Asset Management Limited	H股	145,723,000 (好倉)	投資經理	6.02%	2.42%
Northern Trust Fiduciary Services (Ireland) Limited	H股	121,366,000 (好倉)	受託人	5.02%	2.01%



董事、監事及最高行政人員的股份權益

一些董事及監事根據公司股東於二零零五年十月十二日採納並於二零零六年六月二十日和二零零七年六月二十六日修訂之增值權計劃(「增值權計劃」)獲授H股增值權。增值權計劃詳情載於本公司致股東日期為二零零五年八月二十六日之通函且修改的增值權計劃已提交至二零零六年六月二十日及二零零七年六月二十六日之股東周年大會。

截至二零零七年六月三十日，該等董事、監事及最高行政人員於本公司相關H股之權益如下：

姓名	擁有權益之相關H股數目	持有相關H股之身份	佔已發行H股股本百分比
董事			
黃小文	871,000	實益擁有人	0.04(好倉)
李紹德	1,002,000	實益擁有人	0.04(好倉)
馬澤華	101,000	實益擁有人	0.00(好倉)
王大雄	300,000	實益擁有人	0.01(好倉)
徐輝	200,000	實益擁有人	0.01(好倉)
姚作芝	88,000	實益擁有人	0.00(好倉)
張國發	445,000	實益擁有人	0.02(好倉)
張建華	300,000	實益擁有人	0.01(好倉)
趙宏舟	720,000	實益擁有人	0.03(好倉)
監事			
王修平	450,000	實益擁有人	0.02(好倉)
屠士明	60,000	實益擁有人	0.002(好倉)
陳德誠	112,000	實益擁有人	0.005(好倉)
姚國建	680,000	實益擁有人	0.03(好倉)

除上文披露者外，截至二零零七年六月三十日，董事、監事、最高行政人員或其聯繫人士概無(根據《證券及期貨條例》第XV部第7及8分部須知會本公司和聯交所)於本公司或其關聯法團(定義見《證券及期貨條例》第XV部)中的股份、相關股份及債券證中擁有的權益及淡倉(包括根據《證券及期貨條例》有關規定任何董事、監事、最高行政人員或其聯繫人士被當作或視為擁有的權益和淡倉)，或根據《證券及期貨條例》第352條登記在本公司所存置登記冊的權益和淡倉，或根據上市公司董事進行證券交易的《上市公司董事進行證券交易的標準守則》(將視為按董事所適用相同程度應用於監事)須知會本公司和聯交所的權益和淡倉。


CHINA SHIPPING LINE

本集團預期日常的流動資金和資本開支等有關資金需要，均可由本集團的內部現金流量應付。董事將不時檢討本集團營運的現金流量，在合適的時候會考慮以部分現金償還貸款。本集團計劃維持適當的股本及債務組合，以確保不時具備有效的資本架構。

外匯風險及有關對沖

本集團大部分收入以美元結算或以美元計價。然而，大部分經營支出亦以美元結算或計價。因此，人民幣自二零零五年七月以來持續升值對經營淨收入帶來負面影響，能在一定程度上得以自然沖消。隨著人民幣升值，於本期間本集團產生的匯兑收入約為人民幣6,034,000元，貨幣匯兑差額影響股東權益約為人民幣142,613,000元。本集團一直以來密切關注人民幣匯率的波動，對經營淨現金流入的外幣收入及時結匯，降低匯率變動帶來的損失。未來本集團將繼續執行及時結匯的政策，減少以外幣計價的貨幣性淨資產，並在需要之時，以適當的方法，包括遠期合約等對沖工具按本集團業務的實際需要，減低本集團的外匯風險。

承擔

於二零零七年六月三十日，本集團就已訂約但未撥備之在建中船舶的資本承擔為人民幣3,896,455,000元，本集團就已訂約但未撥備之購買燃油承擔為人民幣624,243,000元。此外，本集團就房屋以及船舶及集裝箱的經營租賃承擔分別為人民幣96,506,000元及人民幣13,102,261,000元。

或然負債

截至二零零七年六月三十日，本集團並無任何重大或然負債。

股本

於二零零七年六月三十日，本公司的股本如下：

股份類別	已發行股份數目	百分比(%)
內資股	3,610,000,000	59.87
H股	2,420,000,000	40.13
合計	6,030,000,000	100.00

五、 中國資本市場迎來了難得的發展機遇，本集團擬於二零零七年下半年在國內A股市場募集資金，用於訂造集裝箱船舶、收購與集裝箱運輸業務相關資產和補充流動資金及償還銀行貸款，自此揭開本集團新一輪發展周期的序幕。

流動資金、財政資源及資本架構

本集團流動資金的主要來源為來自經營業務的現金流量。本集團的現金主要用作營運成本、償還貸款及新建造船舶及集裝箱。於本期間，本集團的經營現金流入淨額為人民幣1,622,135,000元。本集團於二零零七年六月三十日持有銀行結餘現金為人民幣3,866,026,000元。

於二零零七年六月三十日，本集團的銀行借貸合計人民幣5,248,761,000元，到期還款期限分佈在二零零七年至二零一八年期間，需分別於一年內還款為人民幣913,491,000元，於第二年內還款為人民幣1,103,211,000元，於第三年至第五年還款為人民幣2,633,232,000元及於五年後還款為人民幣598,827,000元。本集團的長期銀行貸款主要用作購買新船舶的融資。

於二零零七年六月三十日，本集團的長期銀行貸款以共值人民幣7,000,403,000元（二零零六年十二月三十一日：人民幣7,009,915,000元）之若干集裝箱、集裝箱船舶及在建船舶作抵押。

於二零零七年六月三十日，本集團持有10年期應付債券計人民幣18億元，債券募集資金全部用於船舶建造，該債券發行由中國銀行上海分行擔保。

於二零零七年六月三十日，本集團應付融資租賃款項合計人民幣3,275,478,000元，到期還款期限分佈在二零零七年至二零一五年期間，需分別於一年內還款為人民幣492,048,000元；於第二年內還款為人民幣520,965,000元，於第三年至第五年還款為人民幣1,503,420,000元及於五年後還款人民幣759,045,000元。本集團的應付融資租賃款全部用作新集裝箱的租賃。

於二零零七年一月一日之前，本集團與其同系附屬公司簽訂了一批長期集裝箱租賃合同，並將其確認為融資租賃。於二零零七年，本集團與該同系附屬公司簽訂了補充協定，將原合同的長期租賃改為一年期的短期租賃。因此與該批租賃合同相關的分別為人民幣830,301,000元與人民幣957,684,000元的融資租賃集裝箱資產與融資租賃負債於二零零七年一月一日被確認終止，因而產生人民幣127,383,000元的收益，並在本期間入賬。

於二零零七年六月三十日，本集團的淨負債率（淨債務與股東權益之比率）為37.2%，低於二零零六年十二月三十一日之46.0%。

於二零零七年六月三十日，本集團人民幣貸款2,883,940,000元，年利率範圍是5.4%至6.1%，美元貸款309,240,000元（約相當於人民幣2,364,821,000元），年利率範圍是4.9%至5.9%。本集團的借款以人民幣及美元結算，而其現金及現金等價物主要以人民幣及美元持有。



集裝箱費用開支較去年同期增長37.9%，是由於本公司的集裝箱保有量同比增長15.0%及新增集裝箱的收購價格同比增長21.0%所致。

港口使費及裝卸費較去年同期增長2.0%，是由於本公司運載量同比增長25.8%，其中外貿業務的運載量同比增長21.0%，從而導致港口使費及裝卸費的隨之上升。但該費用平均至單箱，與去年同期相比下降了18.9%。

本集團的固定成本較二零零六年同期增長8.3%，低於運力的增長幅度。

未來展望

二零零七年下半年，世界經濟預期仍將延續上半年的增長勢頭，中國作為世界製造業的中心，以及世界經濟的動力源之一，仍將得到快速的發展。為集裝箱運輸提供了良好的市場經營環境。

下半年，通常為航運業的傳統旺季，各航線將相繼進入繁忙期。然而，班輪公司預期仍將面臨來自燃油價格上漲、內陸成本上升等壓力，因此，成本控制仍將是我們未來工作中的重中之重。

本集團成立十年來，一直以「成功抓住機遇、快速發展」為策略，在業界迅速成長。今天，本集團將站在新的起點，謀求新一輪的快速發展。面對未來，本集團將著眼於以下各項工作：

一、 繼續加強船隊的建設、擴大船隊規模。本集團將定造8艘13,296TEU箱位的大型集裝箱船，以完善船隊結構、繼續提高船隊大型化、現代化的程度，建設世界一流船隊。

二、 完善航線布局，加大與其他班輪公司的合作，並有針對性地加大地中海東岸，紅海、東非、南美西等區域的投入。增加航線覆蓋面及航班密度，以更好地貼近客戶需求、服務於客戶。

三、 維護內貿精品航線。本集團於二零零六年下半年開設內貿精品航線以來，成績斐然。未來，本集團仍將加大對內貿市場運力的投入，以鞏固本集團在內貿市場的領導地位。

四、 改變貨源結構、培育優質客戶、增加長期客戶比例等，是本集團對各航線攬貨工作提出的更高要求。隨著此舉的深入貫徹，本集團未來，必將盡其所能的在穩定航線收入、提高航線效益、節省航線成本等方面有所作為。


CHINA SHIPPING LINE

二、 本集團及時把握區域性市場商機，通過調配運力資源、新辟航線以及優化已有航線等措施，擴大了服務範圍，並使集團運力更加有效地應用到贏利能力較強的航線，提升了本集團航線利潤。

三、 於本期間，本集團共有3艘9600TEU的新船交付，使船隊結構得到進一步優化。目前，公司總運力已達427,107TEU，其中4000TEU以上的大型集裝箱船舶已佔公司總運力80%以上。這些現代化大型集裝箱船舶的加入，有效地降低了本集團的單箱營運成本，並為客戶提供了更優質的服務。

四、 本集團於本期間，根據「營銷網絡化，服務一體化」的要求，成立了直接客戶服務組，為本集團全球大客戶提供標準化和一體化的服務。同時，在擴大基礎貨源、開發大宗貨主、長期客戶等工作取得了階段性的成效，尤其在跨太平洋航線以及內貿航線上表現突出。

五、 本集團深度推進精細化管理，細化成本控制措施。在箱管方面，提高集裝箱的周轉率、盤活冷箱資源，使平均單箱的箱管成本得到有效的控制；在港使費、裝卸費方面，通過個別航線減少掛港，加強商務談判力度等措施，將該項成本控制在一定範圍內；此外，鎖定燃油以及船舶的經濟航速很大程度地減輕了本集團燃油上漲的壓力；中轉方面，本集團通過減少中轉港，合理布局支線網絡等措施降低了中轉成本。

此外，深度開發長江航運市場、擴大海鐵聯運範圍，加大對越南等新興市場的投入以擴大服務覆蓋範圍、爭取更多商機，從而增加本集團的盈利點。

成本分析

本集團本期間的營運成本支出，與去年同期相比有一定程度的增加，本期間營運總成本共計人民幣15,608,795,000元，比去年同期增長約16.7%，主要是由於本集團新增運力的投放(新造船及租船的陸續交付使用，使運力較去年同期增加約15.0%)及燃油成本上升所致。但由於本集團各項控制成本措施的逐一落實，使單箱成本與去年同期相比，下降了7.0%至人民幣4,652.5元。

本期間油價較去年同期有所回落，但由於新增船舶投入營運及運輸量的增加，也使本集團增加燃油成本約人民幣426,477,000元。本集團繼續採用鎖定部分油價、精確控制船存燃油、選擇油價相對較低之加油港、加油商以及船舶在保證班期前提下以經濟航速行駛等措施控制燃油成本及燃油耗量。



業績分析

本集團本期間的營業收入為人民幣17,379,318,000元，較去年同期增加人民幣3,406,116,000元，增幅為24.4%。本期間本公司權益持有人應佔利潤為人民幣1,155,110,000元，較去年同期增加人民幣1,073,916,000元，增幅達1,322.7%。本期間每股基本盈利為人民幣0.19元，較去年同期每股基本盈利增加人民幣0.18元，增幅為1,322.7%。

分航線完成箱量分析

主要市場	二零零七年上半年 (TEU)	二零零六年上半年 (TEU)	半年同比增加或減少
太平洋航線	**771,330**	670,558	15.0%
亞洲／歐洲航線	**716,308**	680,530	5.3%
亞太航線	**627,868**	432,623	45.1%
中國國內航線	**1,109,773**	811,649	36.7%
其他	**103,180**	50,008	106.3%
總計	**3,328,459**	2,645,368	25.8%

分航線收入列表

主要市場	二零零七年上半年（人民幣千元）	二零零六年上半年（人民幣千元）	半年同比增加或減少
太平洋航線	**6,807,831**	6,395,445	6.4%
亞洲／歐洲航線	**5,394,245**	4,134,834	30.5%
亞太航線	**2,387,675**	1,624,981	46.9%
中國國內航線	**1,885,425**	982,129	92.0%
其他	**904,142**	835,813	8.2%
總計	**17,379,318**	13,973,202	24.4%

本集團自去年下半年轉變經營觀念、調整經營戰略，推行精細化管理以來，隨著各項措施的落實和深入，其成果已逐漸顯現。本期間業績較去年同期大幅增長，主要是由於以下原因所致：

一、 承繼二零零六年下半年行業復蘇之勢，二零零七年上半年，以遠東至歐洲航線為代表的國際航線運價陸續走強，國內沿海航線更是增長迅猛。



管理層討論與分析

中海集裝箱運輸股份有限公司(「中海集運」或「本公司」)董事會(「董事會」)欣然公布本公司及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月(「本期間」)未經審核的綜合中期業績，此中期業績已經由核數師羅兵咸永道及本公司審核委員會進行了審閱。

於本期間，本集團實現營業收入為人民幣17,379,318,000元，較去年同期增加24.4%。於本期間，本公司權益持有人應佔利潤為人民幣1,155,110,000元，較去年同期增加1,322.7%。每股基本盈利為人民幣0.19元，比去年同期增加1,322.7%。

經營環境

二零零七年，世界經濟貿易延續了二零零六年的增長勢頭。據國際貨幣基金組織(IMF)預測，2007年全球經濟增長約為5.2%，貿易增長約7.1%。中國經濟繼續保持良好增長態勢。

二零零七年上半年，中國進出口總額達9,809億美元，同比增長23.3%。我國對外貿易的增長繼續穩中有升，貿易順差持續擴大。全球製造業分布格局沒有發生重大變化，為集裝箱運輸提供了良好的經營環境。

全球運力在二零零七年的增幅仍在15%左右，但有諸多因素抵消了實際有效運力的增長，如：

一、 東西貿易的不平衡；

二、 經濟航速的普遍應用以及長航線的增多，放緩了運力的周轉；

三、 港口及內陸的堵塞；

四、 新興市場的興起，吸收了大量的新增運力等。

因此，運力的增長與運輸市場需求的增長大致平衡。

二零零七年，全球集裝箱航運市場表現依然較為活躍。中國集裝箱市場一到六月份，規模以上(集裝箱年吞吐量為100萬TEU以上)港口完成集裝箱吞吐量5,253萬TEU，同比增長約24.1%，其中沿海港口和內河港口分別增長23.7%和30.4%(資料來源：中國交通部)。



業績及業務摘要

截至二零零七年六月三十日止六個月之未經審核中期業績			
	二零零七年上半年 *(人民幣元)*	二零零六年上半年 *(人民幣元)*	**變化**
營業額	**17,379,318,000**	13,973,202,000	24.4%
營運利潤	**1,586,367,000**	413,748,000	283.4%
本公司權益持有人應佔利潤	**1,155,110,000**	81,194,000	1,322.7%
每股基本盈利	**0.19**	0.01	1,322.7%
毛利率	**10.2%**	4.3%	5.9%
淨負債率	**37.2%**	49.0%	-11.8%

業務摘要

- 本集團於二零零七年上半年，完成貨物運輸量達3,328,459TEU，較二零零六年同期增長25.8%。
- 截至二零零七年六月三十日，本集團運力達427,107TEU，較二零零六年底淨增加28,133TEU。
- 由於各項控制成本措施的逐一落實，使本集團經營成本得到有效的控制，單箱成本較二零零六年同期減少7.0%至人民幣4,652.5元。
- 中國資本市場迎來了難得的發展機遇，本集團擬於二零零七年下半年在國內A股市場募集資金，用於訂造集裝箱船舶，收購與集裝箱運輸業務相關資產和補充流動資金及償還銀行貸款，自此揭開本集團新一輪發展周期的序幕。
- 於二零零七年八月八日召開的董事會上，董事提議在本集團截至二零零七年六月三十日的可供分配利潤中，部分按面值以股票股利的方式進行分配，利潤分配數額為人民幣3,316,500,000元，即每10股分配5.5股紅股，並提議股東大會授權董事會具體實施相關分配事宜。本集團截至二零零七年六月三十日的可供分配利潤扣除上述分配之後，將以現金股利方式派發，具體金額及分配方案提議由股東大會授權董事會制定及實施。



公司資料

董事

執行董事

李紹德先生*(董事長)*
張國發先生*(副董事長)*
黃小文先生
趙宏舟先生

非執行董事

馬澤華先生
張建華先生
王大雄先生
姚作芝先生
徐輝先生

獨立非執行董事

胡漢湘先生
盤占元先生
汪宗熙先生
沈康辰先生

監事

陳德誠先生
姚國建先生
屠士明先生
王修平先生
華民先生
潘英麗女士

公司秘書

葉宇芒先生

審核委員會

汪宗熙先生*(主席)*
沈康辰先生
王大雄先生

授權代表

李紹德先生
黃小文先生

在中國的法定地址及主要營業地點

中國
上海
浦東新區福山路450號
27樓

香港主要營業地點

香港
皇后大道中99號
中環中心
69樓

國際核數師

羅兵咸永道會計師事務所

法律顧問

貝克•麥堅時律師事務所
（香港法律及美國法律）
北京市競天公誠律師事務所（中國法律）

香港H股過戶登記處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心17樓

主要往來銀行

中國銀行
中國工商銀行
花旗銀行
招商銀行

電話

86 (21) 6596 6105

傳真

86 (21) 6596 6813

公司網址

www.cscl.com.cn

H股上市地點

香港聯合交易所有限公司主板

上市日期

二零零四年六月十六日

已發售H股數目

2,420,000,000股H股

每手股數

1,000股

聯交所股份編號

2866

\# 本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司



中海集裝箱運輸股份有限公司#

2007 中期報告


CHINA SHIPPING LINE

目錄

警告:本文件的內容未經在香港的規管當局審核。你應就有關要約謹慎行事。如你對本文件的任何內容有任何疑問，你應尋求獨立專業意見。

China Shipping Container Lines Company Limited
中海集裝箱運輸股份有限公司


CHINA SHIPPING LINE

2007

File No.
82-3777

HypoVereinsbank

Member of
UniCredit Group



Half-yearly Financial Report at June 30, 2007

Disclaimer

This edition of our interim report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal respects.

Published by:
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvb.com
Registrar of companies: Munich HRB 421 48
Layout: Mercurio S.r.L., Milan
Typesetting: Layoutsatz 2000 GmbH & Co. KG, Munich
Printed by: Druckerei Kriechbaumer
Print deadline: August 2, 2007
Publication date: August 13, 2007
Printed in Germany

HypoVereinsbank

Member of UniCredit Group



Markus Prachensky, "Without Title", 1984, BA-CA collection.

Half-yearly Financial Report at June 30, 2007

Contents

Financial Highlights

	1/1–30/6/2007[1]	1/1–30/6/2006[1]
Key indicators		
Return on equity after taxes[2]	25.0%	12.7%
Return on equity after taxes, adjusted[2,3]	17.5%	12.8%
Return on equity before taxes[2]	36.3%	19.9%
Return on equity before taxes, adjusted[2,3]	28.1%	20.0%
Cost-income ratio (based on total revenues)	47.6%	58.2%

Operating performance	1/1–30/6/2007[1]	1/1–30/6/2006[1]
Operating profit	€2,089m	€1,343m
Profit before tax	€2,054m	€1,020m
Net profit	€1,394m	€654m
Earnings per share	€1.80	€0.87
Earnings per share, adjusted[3]	€1.30	€0.87

Balance sheet figures	30/6/2007	31/12/2006[4]
Total assets	€437.6bn	€358.3bn
Shareholders' equity	€23.4bn	€21.9bn

Key capital ratios compliant with German Banking Act (KWG)	30/6/2007	31/12/2006[4]
Core capital (including inflow to shareholders' equity arising from the disposal of discontinued operations)	€22.8bn	€21.6bn
Risk-weighted assets	€144.2bn[5]	€137.4bn
Core capital ratio (including inflow to shareholders' equity arising from the disposal of discontinued operations)	15.8%	15.8%
	30/6/2007[1]	31/12/2006[1]
Employees	24,967	25,738
Branch offices	847	785

1 without discontinued operations
2 return on equity relating to 6.8% tied equity capital as a proportion of average risk-weighted assets
3 2007 figure adjusted for the effect arising from interest payable on the purchase price relating to the sale of discontinued operations, the gains on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG and restructuring costs; 2006 adjusted for restructuring costs
4 HVB Group new: pro forma figures of continuing operations
5 including €0.3 billion discontinued operations (HVB AG branches Vilnius and Tallinn)

SHARE INFORMATION	1/1–30/6/2007	31/12/2006
Share price: Reporting date	€41.98	€33.03
High	€42.50	€36.65
Low	€32.30	€25.52
Market capitalisation at reporting date	€33.7bn	€24.8bn

Ratings

	LONG-TERM	SHORT-TERM	OUTLOOK	PUBLIC PFANDBRIEFS	MORTGAGE PFANDBRIEFS
Moody's	A1	P-1	stable	Aa1[1]	Aa1[1]
S & P	A	A-1	positive	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA

1 on "review for possible upgrade" since May 14, 2007

Financial Review

GERMAN COMPETENCE CENTRE OF ONE OF THE LEADING BANKS IN EUROPE

Major steps to realign the organisational structure

HypoVereinsbank (HVB) pressed ahead with its strategic realignment in the first half of 2007, reaching significant milestones. The transfer of our activities in Austria and central and eastern Europe was completed in the first quarter of this year. HypoVereinsbank is now the competence centre within the UniCredit Group for operations in Germany and for group-wide investment banking activities.

On April 1, 2007, the investment banking business of UniCredit Banca Mobiliare (UBM) was transferred against the issue of new shares of common HVB stock. This transaction was a significant step towards bundling the investment banking operations of the entire UniCredit Group at HypoVereinsbank. At the same time, it reinforces our position as one of the leading European investment banks.

At this point, we would like to expressly thank our staff and their representatives. Their willingness to embrace change and simultaneously work hard to ensure our commercial success represents the platform on which our strong performance is based. This gives all of us the self-confidence we need to build a successful future.

Dynamic growth in Germany and Europe

It has been possible to complete the integration of HypoVereinsbank into the UniCredit Group very successfully and much earlier than planned. The Integration Office was closed in May of this year. The remaining integration activities will be implemented by the divisions responsible for the operations. The UniCredit Group highlighted its aspiration to strategically shape the European consolidation process through its combination with Italy-based Capitalia announced on May 20, 2007. This transaction, which is to be implemented as a merger in exchange for shares in October this year, reinforces UniCredit's aspirations of being one of the leading banks in Europe. This once again illustrates how attractive it is for HypoVereinsbank to belong to a dynamic, fast-growing group.

Annual General Meeting adopts resolution on squeeze-out

The 130th Annual General Meeting of HypoVereinsbank took place in Munich on June 26 and 27. On June 27, our shareholders approved the transfer of the shares held by minority shareholders to UniCredit in return for a cash compensation of €38.26 by a majority of 98.77% of the votes cast. The squeeze-out is a logical step in the course of restructuring our European Group, by means of which we will complete the integration of HypoVereinsbank into the UniCredit Group also under company law. UniCredit is taking this step to simplify the operating processes at HypoVereinsbank in order to continue shortening the time it takes to respond to changes in the market. At the same time, UniCredit is reinforcing its economic interest in the German market, thus reinforcing HypoVereinsbank's role within the corporate group.

Disposal of securities processing and custodial activities

At the beginning of July, HypoVereinsbank announced the sale of its securities processing and custodial services to the French financial service provider CACEIS S.A.S. by the end of 2007. CACEIS intends to base its German custodial business in Munich and is taking over our Financial Markets Service Bank subsidiary (FMSB) to this end. FMSB will be renamed CACEIS Bank Deutschland by the end of the year. The 500 or so FMSB employees have received employment guarantees until 2009. CACEIS has also undertaken to operate both FMSB facilities in Germany for at least five years.

We have found a strong strategic partner in the form of CACEIS, as it has an excellent level of knowledge in international custodial operations. Thus we can ensure that the quality and service will remain at a high level for our customers. At the same time, the sale enables us to realise tangible cost reductions in our operations and to concentrate more fully on our core competencies.

CORPORATE STRUCTURE AND BUSINESS OPERATIONS

Legal corporate structure

Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) was formed in 1998 through the merger of Bayerische Vereinsbank Aktiengesellschaft and Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft. It is the parent company of HVB Group, which is headquartered in Munich. HVG AG has been an affiliated company of UniCredito Italiano S.p.A., Genoa (UniCredit), since November 2005 and hence a major part of the UniCredit Group from that date as a sub-group.

HypoVereinsbank made decisive progress with its strategic realignment in the first half of 2007. Based on the resolution adopted by the Supervisory Board and the Management Board on September 12, 2006, which was approved by our shareholders at the Extraordinary Shareholders' Meeting on October 25 last year, the shares in Bank Austria Creditanstalt AG (BA-CA) and Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine) were transferred to UniCredit, and the shares in Closed Joint Stock Company International Moscow Bank (IMB) and AS UniCredit Bank (formerly HVB Bank Latvia AS, Riga) to BA-CA, in the first quarter of this year. Legal actions challenging the resolutions of the Extraordinary Shareholders' Meeting of October 25, 2006 are still pending in the first instance. (For more information, please refer to the section entitled "Operational risk" in the Risk Report.)

At the end of March, the Board of Directors of UBM together with the Management Board and Supervisory Board of HypoVereinsbank approved the contribution of UBM's investment banking business against the issue of 51,684,532 new shares of common HVB stock, based on an evaluation report prepared by PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft (PwC). The transfer took effect on April 1, 2007.

As UniCredit has already held at least 95% of HVB's capital stock since January 23, 2007, UniCredit's direct and indirect stake increased as a result of the capital increase. Its holding in HVB's capital stock totalled around 95.45% at the time of the Annual General Meeting on June 27, 2007.

Shareholders approve squeeze-out

On January 23, 2007, UniCredit announced its intention of acquiring the shares in HypoVereinsbank held by minority shareholders through a squeeze-out procedure. At the Annual General Meeting of Shareholders on June 27, 2007, a majority of 98.77% of the votes cast approved the transfer of HVB AG to UniCredit for a reasonable cash compensation (squeeze-out). The level of cash compensation had already been determined at €38.26 per share on May 9 by UniCredit's Board of Directors based on an expert opinion prepared by the auditing company Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft and confirmed as reasonable by the court-appointed auditor, the auditing company Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft. In the statements on the qualifying date both auditing companies again confirmed the level and the reasonableness of the proposed cash compensation at June 26, 2007, the first day of the Annual General Meeting.

At the Annual General Meeting of HVB AG on June 27, 2007, a resolution was adopted, upon a motion submitted by shareholders regarding item 10 of the agenda, to assert claims for compensation against current and former members of the Management Board and Supervisory Board of the Company as well as UniCredit S.p.A. and its affiliated companies – including their legal representatives in each case – for financial damage caused as a result of the sale of Bank Austria Creditanstalt AG and by the conclusion of the Business Combination Agreement (BCA). A special representative was appointed to assert the claims. Legal action challenging this resolution has meanwhile been filed by our majority shareholder, UniCredit S.p.A., especially because the resolution in terms of content and the parties against whom claims can potentially be asserted is much too vague, making the resolution ineffective. HVB AG assumes that there are very good reasons in favour of the resolution on the assertion of claims for compensation and the appointment of a special representative (agenda item 10) not being legally effective. In this connection the special representative, who is assuming that the resolution adopted by the Annual General Meeting is effective, has applied for a temporary injunction. HVB AG will oppose this application.

Until the completion of the squeeze-out, which takes effect when entered in the commercial register, HVB AG's shares of common stock will continue to be admitted to official trading on all German stock exchanges as well as on the Vienna Stock Exchange, Euronext in Paris and the SWX Swiss Exchange.

Financial Review continued

Information pursuant to Section 315 (4), German Commercial Code, in conjunction with the German Takeover Directive Implementation Act
In connection with the contribution of UBM's investment banking business by capital increases for contributions in kind, the subscribed capital of HVB AG increased by €155,053,596.00 to €2,407,151,016.00 compared to the end of 2006. The capital increase was entered in the commercial register on April 3, 2007.

Since this date, the subscribed capital of HVB AG has totalled €2,407,151,016.00 and is divided into
a) €2,363,490,216.00 shares of common bearer stock, broken down into 787,830,072 no par shares
b) €43,660,800.00 non-voting shares of registered preferred stock, broken down into 14,553,600 no par shares.

The common bearer stock makes up 98.19% of capital stock and the preferred stock 1.81%.

Shareholders holding shares of common bearer stock are entitled to attend the Annual General Meeting of Shareholders and exercise their voting rights subject to the conditions set out in Article 18 (2) of the Articles of Association. Each share of common stock is vested with one vote at the Annual General Meeting of Shareholders.

Each shareholder has the right to ask questions and speak at the Annual General Meeting of Shareholders, although the meeting chairman may limit the right to ask questions and speak as appropriate.

The shares of both common stock and preferred stock benefit from the equal disbursement of any profit distributions (dividend payment).

The preferred shares are non-voting and registered. They receive an advance share of profits of €0.064 per no par share, payable out of the cumulative profit on a cumulative basis, as well as a further share in the profits of the same amount as the shares of common stock. The claim to payment of the advance share of profits on a cumulative basis is granted to the holders of preferred stock as a separate right.

Shareholders holding shares of registered preferred stock are entitled to attend the Annual General Meeting of Shareholders subject to the conditions set out in Article 18 (1) of the Articles of Association.

In the event of a capital increase, the holders of common and preferred stock normally have a subscription right. The Management Board may exclude this subscription right if it is authorised to do so by a resolution adopted by the Annual General Meeting of Shareholders or by an amendment to the Articles of Association approved by the Annual General Meeting of Shareholders.

In addition, the holders of common and preferred shares enjoy the other rights granted by the German Stock Corporation Act.

Under Article 6 (2) of the Company's Articles of Association, the shares of registered preferred stock may only be transferred with the Company's approval. Compliant with Section 71 b) of the German Stock Corporation Act, treasury stock does not confer any rights to the Company. The Management Board is not aware of any restrictions regarding the exercise of voting rights or the transfer of shares that might arise from agreements between shareholders.

Compliant with the notifice dated November 22, 2005 pursuant to Section 21 of the German Securities Trading Act, UniCredit has held 93.9% of the capital stock and 93.8% of the voting shares of common bearer stock in the Company, of which 0.001% indirectly, since November 17, 2005. According to an ad hoc notifice dated January 23, 2007, the interest in HVB AG's capital stock had increased to 95% by this date.

On April 10, 2007, after implementing the capital increase for contributions in kind, UBM, a wholly owned subsidiary of UniCredit, informed the Company, compliant with Section 21 of the German Securities Trading Act, that it had held 6.56% of the voting capital in HVB AG since April 3, 2007. On May 16, 2007, the date on which the Annual General Meeting of Shareholders was called, and during the Annual General Meeting of Shareholders on June 26 and 27, 2007, at which one of the resolutions adopted on June 27 was on the transfer of the shares of minority shareholders to UniCredit, UniCredit held a direct interest of 88.8% and an indirect interest (via its UBM subsidiary) of a further 6.56%, totalling 95.36% of the voting capital. The direct and indirect interest in HVB AG's capital stock stood at around 95.45%.

The Company has not issued any shares that confer any special influence over the Company's executive bodies and hence any special control powers.

There is no distinction between control of voting rights and share with regard to employee holdings. Where Company employees have acquired Company shares, they can exercise their voting rights in the same way as any other shareholder: either in person or through a proxy.

The appointment and dismissal of members of the Management Board is based on the legal provisions set forth in Sections 84 and 85 of the German Stock Corporation Act. Under Section 179 of the German Stock Corporation Act, amendments to the Company's Articles of Association require a resolution from the Annual General Meeting of Shareholders. Such a resolution requires a majority of at least three quarters of the capital stock represented when the resolution is adopted. Article 21 (2) of the Company's Articles of Association confers to the Supervisory Board the authority to make amendments to the Articles of Association that only affect the wording but not the content (amendment of the wording).

A resolution adopted by the Annual General Meeting of Shareholders on April 29, 2004 authorises the Management Board to issue shares from the authorised capital increase (Section 202 et seq., German Stock Corporation Act) in accordance with Article 5 (2) of the Company's Articles of Association. Following the partial utilisation of the authorised capital increase in April this year, Article 5 (2), 1 and 2 of the Company's Articles of Association is worded as follows "The Management Board, with the consent of the Supervisory Board, is authorised until April 29, 2009 to increase the Company's share capital by issuing new shares in exchange for contributions in cash or kind, one or several times but in an aggregate volume of no more than 278,315,468 shares in a total par value of €834,946,404.00. Either only common shares or common shares and non-voting preferred stock vested with the same rights as the already existing non-voting preferred stock may be issued."

The Management Board is hereby authorised, with the approval of the Supervisory Board, to exclude the subscription rights of the shareholders in the instances listed individually in Article 5 (2) of the Company's Articles of Association in accordance with the authorisation granted on April 29, 2004.

Moreover, a resolution adopted by the Annual General Meeting of Shareholders on May 14, 2003 authorises the Management Board until May 14, 2008 to issue equity warrant bonds, convertible bonds, dividend bonds, option certificates and convertible certificates with an option or conversion right and/or conversion obligation into shares of common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft or dividend bonds (with or without option or conversion right/obligation) compliant with Section 221 of the German Stock Corporation Act in euros or any other legal tender. The total nominal value or equivalent amount may not exceed an aggregate of €1,500,000,000.00. Under Article 5 (4) of the Company's Articles of Association, a conditional capital of €375 million is available to grant shares of common stock to the holders of bonds and certificates issued in accordance with the authorisation granted on May 14, 2003.

Furthermore, the Management Board is authorised compliant with Section 71 (1) No. 7 of the German Stock Corporation Act to buy and sell treasury stock for trading purposes by a resolution adopted at the Annual general Meeting of Shareholders held on June 27, 2007.

Moreover, the Company is permitted to buy treasury stock in the instances provided for in Section 71 (1) Nos. 1–5 of the German Stock Corporation Act.

There are no significant agreements at HVB AG that are subject to the condition of a change of control following a takeover offer.

No compensation agreements have been reached with members of the Management Board or employees in the event of a takeover offer.

Financial Review continued

Main products, sales markets, competitive position and facilities

HVB Group offers a comprehensive range of banking and financial products and services to private and corporate customers as well as public-sector customers. Our range extends from mortgage loans and banking services for consumers, private banking, business loans and foreign trade finance through to fund products, advisory and brokerage services, securities transactions and wealth management.

Following the transfer of its interests and business activities in Austria, central and eastern Europe, Russia, Ukraine and the Baltic states, HVB Group will in future focus on Germany as its core market within the UniCredit Group. Moreover, there is the possibility of entering markets in other regions of Europe (notably Scandinavia and Benelux). The completed transfer of UBM's investment banking business is a first step towards locating and bundling the competence centre for the investment banking operations of the entire UniCredit Group at HypoVereinsbank, not only virtually but also in legal respects. At the same time, it reinforces our position as one of the leading European investment banks.

Organisation of management and control

The Management Board of HVB AG is the Company's management body. The Management Board provides the Supervisory Board with regular, timely and comprehensive reports on all issues relevant to corporate planning, strategic development, the course of business and the state of HVB Group, including the risk situation.

In connection with the integration of the investment banking activities into HVB AG, the Supervisory Board of HypoVereinsbank appointed Stefan Ermisch, Chief Operating Officer of the Markets & Investment Banking Division of the UniCredit Group, to act as a new member of the Management Board of HVB AG with effect from March 21, 2007. Alongside his divisional function at UniCredit, he is responsible primarily for the organisation and integration of the global investment banking activities of the UniCredit Group in HVB AG. With the appointment of Stefan Ermisch, we are responding to the rising importance of investment banking at HVB.

The Supervisory Board of HVB AG has 20 members and includes equal numbers of representatives of the shareholders and employees. The task of the Supervisory Board is to monitor and advise the Management Board as it conducts business. To support its work, the Supervisory Board set up three committees: the Remuneration & Nomination Committee, the Audit Committee and the Negotiating Committee.

HVB AG conducts risk monitoring and risk management on a group-wide basis. The monitoring systems are geared to identifying risks at an early stage. In 2007, risk control and risk management are combined under the area of responsibility of the Chief Risk Officer, who reports to the Audit Committee of the Supervisory Board on a regular basis. Please refer to the Risk Report of Management's Discussion and Analysis contained in the 2006 Annual Report for further details.

A list showing the names of all of the members of the Management Board and the Supervisory Board of HVB AG is given in this Half-yearly Financial Report under Note 31, "Members of the Supervisory and Management Boards".

Basic features of the remuneration system

Structure of compensation paid to members of the Management Board

We explained the structure of the compensation paid to members of the Management Board in our 2006 Annual Report, on pages 55 and 56 of Management's Discussion and Analysis. Where there have been any significant changes in compensation policy in 2007, we will describe these in the passages below. The direct compensation has three components comprising fixed and variable elements: fixed compensation, variable compensation as a bonus featuring profit-related components (short-term incentive) and a long-term incentive.

The bonus is a short-term incentive, the size of which depends on certain targets agreed at the beginning of the year with all members of the Management Board being met. The targets are shown in scorecards and include team targets, core targets and two competencies from the area of values and leadership. Team targets have a weighting of 20%, core targets 50% and competencies 30%. There

is a maximum of two team targets. Members of the Management Board responsible for a business division have core targets which consist of the HVB division's contribution to the profit of the group division and the HVB division's EVA (economic value added, a key management ratio in the UniCredit Group). Other members of the Management Board have a maximum of two financial or operational targets. Thus the commercial targets remain largely geared to the performance of HVB.

As in the previous year, information on the amount of compensation paid to members of the Management Board will be provided in the note entitled "Information on relationships with related parties" in the notes to our consolidated financial statements at the end of 2007 (cf. pages 177 and 178 of the 2006 Annual Report for more details).

Compensation paid to members of the Supervisory Board

The compensation paid to members of the Supervisory Board is regulated in Article 15 of the Articles of Association of HVB AG. The compensation is divided into a fixed and a variable, dividend-dependent component and had not changed up to the middle of 2007 compared to the outline provided in Management's Discussion and Analysis on pages 56 and 57 of HVB Group's 2006 Annual Report.

As in the previous year, information on the amount of compensation paid to members of the Supervisory Board will be provided in the note entitled "Information on relationships with related parties" in the notes to the consolidated financial statements at the end of 2007 (cf. page 179 of the 2006 Annual Report).

Internal management

One of HVB Group's most important objectives is a sustained increase of corporate value. To take account of capital market requirements and the necessity of value-based management, we have implemented the concept of dual steering without any changes.

In the second half of 2007, this dual-steering concept will continue to be harmonised with the steering of the UniCredit Group.

GENERAL SITUATION AND INDUSTRY-SPECIFIC ECONOMIC TRENDS

Macroeconomic situation

Global economic activity continued to be buoyant in the second quarter of 2007, fuelled in particular by strong growth in emerging markets and the euro area. While global price developments continue to be influenced by changes in commodity prices, consumer price inflation has remained relatively steady overall.

However, there are still no clear signs of recovery in the US economy. After the very weak first quarter, US economic growth should only pick up slightly in Q2 following the recent reports of a sharp slowdown in the housing market. Indeed, the main economic indicators, such as industrial production and the ISM manufacturing index, picked up in June, point towards a sustained upturn in the industrial sector. However, consumption data has begun to reflect some of the effects of the sharp slowdown in the housing market, which appears to be continuing. US growth is expected to have averaged about 2.5% in the first half of this year.

Conversely, the euro-zone economy has surprised on the upside both last year and this, with the first half of 2007 confirming a very healthy picture.

Confidence indicators continued to improve in the first half of the year: in May, the economic sentiment index (a weighted average of consumer, business, construction and retail confidence calculated by the European Commission) hit its highest level since 2001.

On the back of the described trends, the euro strengthened further against the US dollar, reaching a new record high of around 1.38. The differential speed of the economies has also been reflected in a narrowing of the bond yield spread to around 50bp, compared to around 80bp at the end of 2006. The second quarter of 2007 proved very positive for international stock markets as well, although interest rate fears triggered a healthy market correction in June.

The German economy confirmed its strong momentum in Q2, notwithstanding some uncertain signals from current business sentiment indicators. Despite the impact on German consumption of the rise in VAT in the first quarter of 2007, domestic demand growth is consolidating, with both investment and private consumption strengthening. The favourable trend on the German labour market remains particularly encouraging, and industrial activity continues to move in a positive direction. Moreover, consumer sentiment keeps improving.

Specific trends affecting the banking sector in Germany

Banks' profitability drivers displayed an encouraging pattern overall during the second quarter of 2007, confirming our positive expectations for profit growth this year. In particular, the second quarter proved very positive for the non-interest components, with German stock markets markedly on the rise, comfortably outperforming its European peers and setting an upbeat tone for the mutual fund industry as well.

At the same time, net interest income drivers partly suffered from a renewed weakness of lending growth, which was marginally negative during the quarter. This is attributable to the government and self-employed sectors together with continued weak demand for housing loans resulting in part from construction of new homes being brought forward to take advantage of the home-owner subsidy prior to its abolition and to beat the increase in VAT. These effects had petered out at the beginning of this year. In line with a very strong business cycle, however, growth in demand for financial resources from non-financial enterprises was particularly buoyant, offsetting the weakness of the other sectors.

On the funding side, the increase in deposits continued to outstrip lending growth, thanks mainly to time deposits. Looking at bank interest rates, rates on outstanding loans again remained virtually unchanged in the second quarter, due to the prevalence of fixed-rate loans, while deposit rates rose. The spread (difference between lending and deposit rates) has continued to narrow as a consequence. On a positive note, the spread calculated on new business rates is gradually widening.

BUSINESS SITUATION AND DEVELOPMENT OF INCOME OF HVB GROUP

The transfers agreed by the Management Board and Supervisory Board on September 12, 2006 (see also the section entitled "Legal corporate structure" in the Financial Review earlier in this Half-yearly Financial Report), which were approved by the Extraordinary Shareholders' Meeting on October 25, 2006, represent a discontinued operation as defined by IFRS 5. Hence the results of the discontinued operations are only shown after the profit after taxes and minorities of the new HVB Group (continued operations) in the income statement. The comparative figures for the previous year have been adjusted.

Except for the branches in Vilnius and Tallinn, all the companies and sub-groups defined to date as discontinued operations (BA-CA Group, IMB, AS UniCredit Bank and HVB Bank Ukraine) were transferred in the first quarter of 2007 and deconsolidated with effect from January 1, 2007. Hence in the income statement for the new HVB Group in 2007, only the profit from the activities of the Vilnius and Tallinn branches up to the economic completion date of March 1, 2007 are shown in the separate income statement items "Net profit after tax of discontinued operations" and "Minority interest in the net profit of discontinued operations" alongside the gains on the deconsolidation of the transferred sub-groups and companies, including the respective taxes and minority interests, after the profit of the new HVB Group. The comparative figures for the previous year, on the other hand, still contain the profit from ordinary activities of the transferred companies.

Discontinued operations account for €3,690 million (previous year: €1,052 million) of the net profit of €5,084 million after deduction of the minority interest of the full HVB Group (previous year: €1,706 million) as a result of the gains realised on the deconsolidation of the BA-CA Group, IMB, AS UniCredit Bank and HVB Bank Ukraine. At €1,394 million, the profit from continuing operations (net profit of HVB Group new) more than doubled compared to the same period last year.

Operating profit

The operating profit of HVB Group rose by more than half to reach €2,089 million compared to the highly successful first half of 2006. The rise in operating profit over the same period last year is solely due to the increase of around one quarter in total revenues. This has produced a significant improvement in the cost-income ratio by 10.6 percentage points to reach 47.6% (percentage of total revenues made up by operating costs). After the first six months of 2007, this good operating performance enabled us to easily reach the ambitious targets we mentioned in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2006 (on page 68 of the 2006 Annual Report) for achieving a tangible increase in total revenues with only a slight rise in operating costs and thus an improvement in the cost-income ratio.

Net interest income

Compared to last year, net interest income increased by 22.9% to €1,913 million.

This rise was driven strongly by the inflow of funds from the disposals of discontinued operations. Apart from the inflow of contractually agreed interest payments on the purchase price for the period since the Extraordinary Shareholders' Meeting in October 2006 and the investment of the gains realised on the disposals, this included the cessation of the funding expenses compared to the previous year.

The investment banking activities transferred from UBM have a negative effect on net interest income on account of the refinancing of the trading portfolios. These expenses are directly related to the very good trading profit arising from these investment banking activities.

This effect of initial consolidation in net interest income was offset by far higher trading-generated components in other parts of the Markets & Investment Banking division within HVB AG.

Excluding the factors listed above (liquidity advantages arising from the disposal of companies, the effect of initial consolidation arising from the transfer of UBM's investment banking activities and trading-generated interest components), net interest income was slightly higher than at this point last year.

Interest and similar income from dividends and other income from equity investments increased by €84 million to €231 million, mainly as a result of a rise in dividend payouts from private equity funds.

Net fees and commissions

At €975 million, net fees and commissions after the first six months of 2007 almost matched last year's figure (down 1%), despite the absence in 2007 of the gains on the disposal of the Activest companies in the middle of 2006 and the sale of Nordinvest and Indexchange in January 2007. Adjusted for currency, initial consolidation and deconsolidation effects, net fees and commissions rose by 5.3% compared to the high figure last year. Our continued success in selling innovative investment products in securities and custodial services such as "HVB 6% Zins Ass", "HVB Best of Fonds Zertifikate", "HVB Zukunftszertifikat II", "HVB 8% Favorit Anleihe", "Favorit Express Zertifikat" and "HVB Bonus Zertifikat Continental Star" helped us to achieve this good result. Overall, net fees and commissions generated from securities and custodial services almost matched the good figure reported in the first half of 2006 (adjusted for the effects of initial consolidation and deconsolidation), declining by 1.1%. The contributions to earnings from lending operations developed exceptionally well, rising by a significant 19.7%, with other service operations posting a sharp 43.3% increase.

Net trading, hedging and fair value income

At €819 million, a record result in net trading, hedging and fair value income was achieved. This is the highest half-yearly result in the Bank's history, even without the positive effect totalling €171 million from the inclusion of UBM's investment banking activities for the first time. In a very friendly capital market environment, the 35.7% year-on-year increase in the net income from financial instruments held for trading to €643 million, particularly contributed to the result. At the same time, interest and currency-related operations doubled to €257 million while dividend income generated from trading operations rose 6.4% to reach €300 million. In addition, gains on the realisation of private equity are being reported under net trading, hedging and fair value income for the first time as of the end of 2006. These gains amount to €99 million in the first half of 2007. (These were still included under net income from investments at June 30, 2006.)

Financial Review continued

Operating costs
Operating costs increased by 1.5%, to €1,898 million, compared to last year. The rise is a result of higher payroll costs and an increase in other administrative expenses, while there was a reduction in amortisation, depreciation and impairment losses on intangible and tangible assets. In net terms, initial consolidation and deconsolidation effects reduced the operating costs as a whole. Adjusted for consolidation and currency effects, the total operating costs would have increased by 2.1%. The increase results substantially from higher expenses for profit-related bonus payments contained in payroll costs and the effect of the rise in VAT to 19% contained in other administrative expenses.

Provisions for risks and charges
Provisions for risks and charges declined from €46 million in the first half of 2006 to €25 million as at the end of June 2007. The total for the current financial year mainly contains provisions in connection with potential repurchase commitments arising under real estate transactions.

Net write-downs of loans and provisions for guarantees and commitments
At €390 million, net write-downs of loans and provisions for guarantees and commitments at the end of June 2007 are 5.3% below last year's figure (€412 million).

Net income from investments
Net income from investments amounted to €383 million at June 30, 2007. The total includes gains of €219 million realised on the sale of Indexchange Investment AG to Barclays Bank PLC and of €47 million on the sale of Norddeutsche Investment-Gesellschaft mbH (Nordinvest) to the Pioneer Group. In addition, the gain on the sale of the remaining shares in Münchener Rückversicherungs-Gesellschaft AG at €113 million favourably impacted net income from investments. Thus HVB has completely divested itself of its remaining holding of around 2.2% in Münchener Rückversicherungs-Gesellschaft AG, continuing to systematically implement its strategy of reducing non-strategic financial investments. This will have no effect on the successful co-operation between HVB, Munich Re and ERGO, which will be continued in the future. At €138 million in the first half of 2006, net income from investments essentially contained the gains realised on the reduction of our interest in Babcock & Brown Limited (€55 million) and in Deutsche Lufthansa AG (€40 million).

Profit before tax
At €2,054 million, profit before tax is double the amount posted at this point last year (€1,020 million). Even without the favourable effect arising from interest payable on the purchase price relating to the disposal of discontinued operations of €93 million, the gains of €219 million and €113 million realised on the sale of our holdings in Indexchange and Münchener Rückversicherungs-Gesellschaft AG, respectively, and adjusted for restructuring costs, profit before tax, at an adjusted figure of €1,632 million, would have increased almost 60% compared to the same period last year.

Minorities and net profit
Income tax accounts for €617 million and minorities account for €43 million of the profit before tax. After deducting taxes and minorities, we generated a profit of €1,394 million, which is more than double the profit earned in the same period last year. Even when adjusted for the non-recurring effect from interest payable on the purchase price, the disposals of Indexchange and Münchener Rückversicherungs-Gesellschaft AG and restructuring costs, we succeeded in improving last year's profit by more than half to €1,012 million.

We have adjusted the return on equity of the new HVB Group to comply with the customary definition in the UniCredit Group. Adopting a purely economic approach, we will thus report this figure based on 6.8% of tied equity capital related to the average risk-weighted assets in our

financial communications in future. The figures for the previous year have been adjusted accordingly. In the numerator of the ratio, we have adjusted the respective profit variable by imputed interest on to what is known as the average capital surplus. The interest rate applied in this context is the same as the rate used when assessing the equity capital allocated for companies assigned to several divisions in segment reporting (2007: 3.8%; 2006: 3.4%). The capital surplus is defined as the difference between the equity components under IFRS (subscribed capital, additional paid-in capital and other reserves including the gain on the disposal of the discontinued operations generated in the first quarter) relevant for calculating the return on equity and the capital sum which results, related to 6.8% of the tied capital related to average risk-weighted assets. Based on this definition, this provides a 25.0% return on equity after taxes and 36.3% before taxes for the first half of 2007. When adjusted by the non-recurring effects mentioned above, the ratios – at 17.5% after taxes and 28.1% before taxes – are significantly higher than the figures reported in the first half of 2006 (June 30, 2006: 12.7% return on equity after taxes, 12.8% adjusted; and 19.9% return on equity before taxes, 20.0% adjusted).

Developments in the individual divisions

The contributions of the divisions to the profit before tax of the new HVB Group of €2,054 million were as follows:

Retail	€132 million
Wealth Management	€93 million
Corporates & Commercial Real Estate Financing	€377 million
Markets & Investment Banking	€1,318 million
Other/consolidation	€134 million

The income statements of each division and comments on the performance of the divisions are described in Note 3, "Segment reporting". The components and targets of the divisions are described in detail in the 2006 Annual Report in Note 21, "Notes to segment reporting by division" (pages 125–128).

FINANCIAL SITUATION OF HVB GROUP

Total assets and volume of lending

The total assets of HVB Group amounted to €437.6 billion at June 30, 2007. Compared to the 2006 year-end total, this represents a decline of €70.4 billion or 13.9%. On the assets side, the item assets of discontinued operations and non-current assets or disposal groups held for sale decreased by €164.0 billion. This sharp decline is due to the disposal of the major companies and assets in the first quarter of 2007 which were still included under this item at December 31, 2006. This concerns the BA-CA Group, IMB, AS UniCredit Bank and HVB Bank Ukraine defined as discontinued operations as well as the companies Indexchange, HVB Payment & Services and Nordinvest still classified as non-current assets or disposal groups held for sale at the end of 2006, and a non-strategic real estate portfolio.

The decline in the total assets as a result of the sales as described was partially compensated by the increase in volumes from the transfer of UBM's investment banking activities to HVB AG. At June 2007, the volume of assets of the transferred activities stood at €78.7 billion (initial consolidation effect). In particular, this caused the assets held for trading purposes to rise by €78.5 billion to €185.7 billion. In addition, the main increases on the assets side involved rises of €11.5 billion in placements with, and loans and advances to, other banks, and of €2.5 billion in both loans and advances to customers and investments.

The volume of lending rose by €6.4 billion compared to the 2006 year-end. In the process, placements with, and loans and advances to, other banks rose by €3.0 billion and contingent liabilities by €3.2 billion, whereas loans and advances to customers remained practically unchanged.

Financial Review continued

In the same way as on the assets side, the decline in total liabilities was also largely attributable to the deconsolidation of the companies and operations included under the item "liabilities of discontinued operations and liabilities of disposal groups held for sale". The item "liabilities of discontinued operations and liabilities of disposal groups held for sale" fell by €152.2 billion. This decline was compensated in part by the initial consolidation effect caused by the investment banking operations transferred from UBM. This essentially helped liabilities held for trading purposes to rise by €64.9 billion to €124.8 billion.

At the same time, deposits from other banks increased by €6.7 billion and amounts owed to other depositors by €6.2 billion.

The €3.5 billion rise in shareholders' equity to €23.4 billion can be attributed primarily to the net profit of almost €5.1 billion generated in the period from January 1 to June 30, 2007, caused essentially by the gain of €3.7 billion on the disposal of discontinued operations. Likewise, the minority interest is down by €2.5 billion on account of the deconsolidation of the companies and sub-groups defined as discontinued operations. At the same time, shareholders' equity rose by €1,061 million on account of the capital increase implemented in the course of the transfer of the investment banking activities for a contribution in kind (subscribed capital up €155 million, additional paid-in capital up €906 million). Furthermore, the other reserves increased by €1.1 billion, whilst the reserves arising from the change in valuation of financial instruments decreased by a total of €0.8 billion.

On June 27, 2007, the Annual General Meeting of Shareholders adopted a resolution to pay a dividend out of the net profit for 2006 (€622 million) at an amount of €301 million. This is equivalent to a dividend of €0.40 per share of common stock and per share of preferred stock, and an advance dividend of €0.064 per share of preferred stock. The remaining amount of €321 million was transferred to other reserves in compliance with the resolution adopted by the Annual General Meeting of Shareholders.

Risk-weighted assets, key capital ratios and liquidity of HVB Group

At €144.2 billion, the risk-weighted assets (without market risks) compliant with the German Banking Act (KWG) declined in comparison to the 2006 year-end total by around €75 billion. One major reason for this was the deconsolidation of the companies defined as discontinued operations. The transfer of UBM's investment banking activities caused a €6 billion rise in risk-weighted assets, including market risk positions. There was a rise of €165 million in market risk positions to €1.0 billion.

The reduction in risk assets compliant with the German Banking Act resulting from the current ABS transactions stood at €20 billion at the end of June 2007. In May 2007, the new true sale transaction Geldilux-TS 2007-1 was completed at a total lending volume of €2.1 billion and a reduction of €2 billion in risk-weighted assets.

At the reporting date for the first half of 2007, the core capital of HVB Group compliant with the German Banking Act amounted to €16.2 billion and equity funds to €22.9 billion. This results in a core capital ratio of 11.2% (excluding market risk positions) and an equity funds ratio of 14.6%. If the market risk positions in the core capital ratio are also taken into account, it stood at 10.3%. A pro forma view including the equity inflow from the disposal of discontinued operations gives rise to a core capital ratio of 15.8% and core capital ratio including market risk positions of 14.5%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB, the figure averaged 1.2 in the first half of 2007 (annual average in 2006: 1.2).

Company acquisitions and disposals

Information on changes in the companies included in the financial statements for the first half of the year is provided in Note 2, "Changes in the group of companies included in consolidation".

Events after June 30, 2007

Under the terms of an agreement concluded on July 3, 2007, HVB is to sell its securities trading and custodial services to the French financial service provider CACEIS by the end of 2007. At the same time, the French bank will take over Financial Markets Service Bank GmbH (FMSB), the HVB subsidiary which has carried out these activities for HVB to date. The agreement is subject to approval by the supervisory authorities.

Concerning the events after June 30, 2007 in connection with the resolution adopted by the Annual General Meeting on the appointment of a special representative and on the actions which challenge resolutions, please refer to the corresponding passages in the Risk Report.

OUTLOOK

General economic trends

In our scenario, US GDP growth will remain below trend this year (+1.8% year-on-year) as the weakness of the housing market will probably drag down consumption in its wake. In the euro area, GDP growth should not be too far from last year's peak (we expect a 2.5% year-on-year increase this year, down from 2.7% in 2006). This year will be characterised by a robust increase in corporate capital spending, the main driver of growth. The buoyancy in the German corporate sector should continue to push investment activity, not least given capacity utilisation levels that are the highest for the past fifteen years. Investment in machinery and equipment in particular is projected to grow by 11.7% in 2007, outpacing the 7.3% recorded in 2006, and construction activity should also make a stronger contribution to GDP growth this year than in 2006.

The decline in consumer spending already recorded in Germany in the first quarter of 2007 is likely to continue, but GDP should still expand by 2.4% in 2007, slowing slightly from the 2.8% seen in 2006.

In this context, after having raised interest rates twice in the first half of 2007, taking the refinancing rate to 4.0%, the European Central Bank (ECB) will probably make further moves to tighten policy in the second half of 2007 on the basis of strong growth in monetary aggregates rather than current inflationary pressures. With the ECB possibly approaching its ceiling in this cycle and US monetary policy expected to remain on hold, the dollar could fluctuate a little during the rest of the year, ending 2007 at around 1.34 however. Long bond yields should remain almost stable at around current levels, closing the year at 5.0% in the US and 4.6% in the euro area.

Earnings performance and opportunities of HVB Group

As already reported in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2006 (on page 68 of the Annual Report), we are planning for a tangible increase in total revenues for the 2007 financial year, with only a slight rise in operating costs.

This will consequently give rise to a planned improvement in the cost-income ratio.

Thanks to the sharp rise in total revenues coupled with a slight increase in operating costs, we have met our internal targets in the first half of 2007. Consequently we believe we are well on the way to meeting the targets we have set for 2007 as a whole, even if, given the market trend after June 30, 2007, we do not at the present time expect to be able to repeat the results recorded for total revenues for the first half of 2007 in the second half of the year.

From today's standpoint, we anticipate that net write-downs of loans and provisions for guarantees and commitments willprobably be lower than last year's level.

There has been no significant change in the opportunities arising from the development of the general conditions and future business strategy or in the opportunities in terms of corporate strategy, performance and other factors compared to those described in the Outlook of the 2006 Annual Report (page 69).

Risk Report

HVB GROUP AS A RISK-BEARING ENTITY

As a rule it is not possible to earn income in the banking business without incurring risk. By definition, risk entails the possibility of a negative future development of the economic state of HVB Group as part of the UniCredit Group. Consequently, the conscious handling, active management and ongoing monitoring of risk are core elements of the profit-oriented management of business transactions by HVB Group. We therefore regard it as one of our core tasks to apply these considerations in order to achieve a consistent integration of profitability and risk criteria in all divisions and functions of the Bank. HVB Group has also included the investment banking business of UniCredit Banca Mobiliare (UBM), which was absorbed by HVB at the beginning of April 2007 through the acquisition of its material assets and related liabilities.

For reasons of materiality, the Bank has not separately described in the Risk Report the discontinued operations that IFRS 5 requires to be shown separately. Consequently, only the new HVB Group is covered. The discontinued operations (HVB AG branches in Tallinn, Estonia and Vilnius, Lithuania) represent less than 0.3% of the various individual risk parameters / risk data of the new HVB Group and can therefore be regarded as immaterial. The effects of the integration of UBM's investment banking activities on the individual risk items are shown separately – if they are material – in the sections on the various risk types. For all other risk types, there were no material effects.

MANAGEMENT AND MONITORING OF RISK IN HVB GROUP

1 Risk management

For risk management purposes, the Bank defines its overall risk strategy at HVB Group level. In particular, this means determining, on the basis of the available capital cushion, the extent and manner of permissible risk exposure for the various divisions. This means that whenever risk is taken, it must be determined whether it is possible to do so, based on risk cover calculations, and whether it is worth doing so in terms of risk/reward calculations.

Through the targeted and controlled assumption of risk, the various divisions implement – with profit responsibility – the risk strategies defined for them within HVB Group. In doing so, they utilise the regulatory and economic capital allocated to them within the framework of limit systems.

2 Risk monitoring

The risk management process is accompanied by comprehensive risk monitoring, which is functionally and organisationally independent and encompasses the following tasks:

Risk analysis

Risk analysis involves the identification and analysis of risks from business activities and the development of methods for measuring them. Parallel to these activities, the available capital cushion is defined and quantified.

Risk control

In addition to the quantification and validation of the risks incurred and the monitoring of the allocated limits, the subsequent risk control process involves risk reporting, which at the same time provides management with recommendations for action when making future risk-policy decisions.

The functional segregation of risk management and risk monitoring is also taken into account in organisational structures. There have been no material changes compared with year-end 2006.

RISK TYPES AND RISK MEASUREMENT

1 Relevant risk types

At HVB Group we distinguish the following risk types:
- credit risk,
- market risk
- liquidity risk,
- operational risk,
- business risk,
- risks arising from our own real estate portfolio,
- risks arising from our shareholdings/financial investments,
- strategic risk.

2 Risk measurement methods

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential future losses are measured on the basis of a defined confidence level.

The individual risk types are aggregated at HVB Group level as part of the economic capital calculation, applying a uniform one-year holding period and a 99.95 percent confidence level across all risk types.

This aggregation takes into account risk-reducing portfolio effects, which encompass both the correlations within the individual risk types between business units of HVB Group and the correlations across the risk types.

Liquidity risk and strategic risk are measured separately.

3 Development of risk measurement and monitoring methods

The methods used to measure and monitor risks are subject to an ongoing development and improvement process. This is the result of our own quality standards as well as a response by HVB Group to the more stringent statutory requirements and, to an even greater extent, the more stringent regulatory requirements (especially Basel II and the Minimum Requirements for Risk Management). In addition, differences in methodologies will be examined in the course of integration into the UniCredit Group.

OVERALL BANK MANAGEMENT

1 Dual management principle for overall bank management

The main focus of capital market-oriented management in HVB Group is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the divisions are allocated both regulatory (or used core) capital and economic capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units. In the second half of 2007, harmonisation of the dual management principle with the management principles applied by the UniCredit Group will continue.

2 Regulatory capital adequacy

Used core capital

The divisions are required for planning purposes to have core capital backing for credit and market risks equal to an average of 6.8% of equivalent risk assets. In addition, average used core capital – for this purpose, excluding hybrid capital – is used to calculate the expected internal return.

Risk Report continued

Management of regulatory capital adequacy requirements

To manage our regulatory capital we apply the following three capital ratios, which are managed on the basis of internally defined minimum levels:

- core capital ratio (ratio of core capital to risk assets, with or without taking into account the market risk positions weighted by a factor of 12.5)
- equity capital ratio (ratio of equity capital to risk-weighted assets)
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5)

More detailed information on these ratios in the first half of 2007 can be found under "Risk-weighted assets, key capital ratios and liquidity of HVB Group" in the Financial Review in the present Half-yearly Financial Report.

To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year plan, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the German Banking Act.
- Reports on the actual ratios and significant effects on them are submitted every month to the Asset & Liability Committee, which decides on appropriate action if the actual ratios deviate significantly from plan.
- The Group Management Board is informed on a monthly basis on the risk asset budget utilisation of the divisions.

3 Economic capital adequacy

The future economic capital requirements of the divisions – broken down by risk type – are determined under the annual planning process in close cooperation between Risk Control and the individual operating units. After approval by the Management Board of HVB Group, the economic capital parameters are anchored in the control and reporting instruments. A comparison between the targets and the actual values of the parameters is produced on a quarterly basis and reported to the Chief Risk Officer.

Our economic capital, aggregated for the new HVB Group (including minority interests), amounted to €4.8 billion at June 30, 2007 after taking into account all risk-reducing portfolio effects. This represents an overall increase of 16.1% as compared with year-end 2006. This increase can be attributed among other factors to the reduced portfolio effects due to the sale of the Bank Austria Creditanstalt Group (BA-CA Group) to the UniCredit Group. The economic capital for credit risk, at €2.2 billion as of June 30, 2007, remains the most important risk item, making up 45.7% of the total. The increase in credit risk resulted primarily from an expansion of business activities. Among the factors reflected in the decrease in economic capital for financial investment risks in the first half of 2007 is the complete elimination of our shareholdings/financial investments in Münchener Rückversicherungs-Gesellschaft AG. For the second half of 2007, we expect a similar economic capital structure.

In a quarterly analysis of our ability to support risk, we measure our economic capital against the capital cushion available to us to cover risk. According to our internal definition, the capital cushion is made up of IFRS capital components, participatory certificate and hybrid capital, reserves and the actual result. Minority interests are included and goodwill is deducted. The capital cushion for the new HVB Group amounted to €26.4 billion at June 30, 2007 (comparable figure at year-end 2006: €17.9 billion). The increase as compared with year-end 2006 is primarily the result of the sale of the BA-CA Group to the UniCredit Group. With an aggregate economic capital of €4.8 billion, this represents a utilisation of 18.3% of the cushion.

Even taking into account the results of risk type-specific stress results, we had a substantial buffer in the capital cushion at the level of the new HVB Group.

Economic capital after portfolio effects
(confidence level 99.95%)

	JUNE 2007		DECEMBER 2006	
	€ millions	in %	€ millions	in %
Broken down by risk type				
Market risk	222	4.6	174	4.2
Credit risk	2,211	45.7	1,763	42.3
Business risk	650	13.4	595	14.3
Operational risk	889	18.4	791	19.0
Risks arising from the Bank's own real estate portfolio	304	6.3	259	6.2
Risks arising from our shareholdings/financial investments	559	11.6	584	14.0
HVB Group new	**4,835**	**100.0**	**4,166**	**100.0**
Capital cushion to cover risks				
HVB Group new	**26,376**		**17,899**	
Utilisation, in %				
HVB Group new	**18.3**		**23.3**	

RISK TYPES IN DETAIL

As compared with the 2006 Annual Report, no substantial changes were made during the first half of 2007 in the risk management, measurement methodology and risk monitoring of the various risk types. Consequently, reference should be made in this regard to the appropriate section of the 2006 Annual Report of HVB Group starting on page 76. However, if any minor developments have taken place involving individual risk types, they are described with the risk types in question.

1 Credit risk

During the first half of 2007 the German regulatory authorities began the regulatory review of our IRBA model within the framework of the implementation of Basel II. The focus was especially on the rating processes in the corporate segment, the exposure-at-default estimate and the integration of the Basel II risk parameters in the Bank's management systems. A priority in the second half of the year will be the regulatory review of the rating systems in the retail segment and the loss given default (LGD) estimate. In addition, the German regulatory authorities will review the implementation of the group-wide rating and LGD models developed by UniCredit Holding and implemented across the entire UniCredit Group.

Because of the deconsolidation of the BA-CA Group and other units in central and eastern Europe, transactions with group companies of the BA-CA Group entailing loan default risk were allocated to the risks shown by the new HVB Group. Following the transfer of UBM's investment banking activities to HVB AG by the UniCredit Group effective April 1, 2007, all risks related to UBM are shown in the systems.

In the first half of 2007 an increase of €5.4 billion (2.4%) in credit risk and counterparty risk was recorded by the new HVB Group. The structure of the loan portfolio in terms of industries was essentially unchanged in the first half of 2007. There was a significant decrease (€5.0 billion) only for private customers. Increases in exposures took place primarily in the sector groups food/consumer goods/services (€3.7 billion), banks and insurers (€2.6 billion), chemical/health/pharmaceuticals (€2.3 billion) and mechanical engineering/steel (€1.7 billion).

The quality of the core portfolio, which refers to the portfolio of the new HVB Group excluding the loan portfolios from Real Estate Restructuring (RER), improved during the first half of 2007. The exposure in the unrated portfolios decreased by €3.1 billion, resulting in a 1.4 percentage-point decrease in their share in the core portfolio. The rating classes 1–4 showed the largest rise, increasing by €11.1 billion, or 3.5 percentage points. Rating classes 5–8 showed a small decline of €1.4 billion. In the default classes the exposure decreased by a slight €0.3 billion.

Risk Report continued

The largest increase was in the Markets & Investment Banking division, where the exposure rose by €10.7 billion. Minor increases in the Corporates & Commercial Real Estate Financing division (€1.7 billion) and the Wealth Management division (€0.3 billion) were offset by decreases in the Retail division (€1.4 billion) and Other (€5.1 billion).

In line with its business strategy, the Bank plans to continue reducing its exposure in the non-strategic loan portfolio in the second half of this year.

Our total loan-loss provisions, including allowances for losses on guarantees and indemnities, increased €0.1 billion to €6.4 billion in the first half of 2007, taking into account write-offs taken on the lending portfolio (€0.4 billion; previous year: €1.6 billion). We created a total loan-loss provision of €390 million for loan default risks in the first half of 2007 (previous year: €412 million). (More detailed information can be found in Notes 9, "Net write-downs of losses and provisions for guarantees and commitments", and 17, "Allowances for losses on loans and advances" in the notes to the present consolidated interim financial statements.)

Breakdown of loan default exposure and counterparty exposure by industry sector

€ billions	JUNE 2007	DECEMBER 2006
Industry sector		
Retail customers	46.1	51.1
Banks and insurers	44.7	42.1
Construction	34.7	34.6
Food, consumer goods, services	28.2	24.5
Chemicals, health, pharmaceuticals	14.4	12.1
Utilities	11.6	11.5
Transportation	11.0	10.4
Other	10.0	9.1
Public sector	8.6	8.6
Mechanical engineering, steel	7.9	6.2
Electrical, IT, communications	5.3	6.0
Automotive	4.5	4.9
Media, printing, paper	4.2	4.7
Mineral oil	3.9	3.9
HVB Group new	**235.1**	**229.7**

Breakdown of loan default exposure and counterparty exposure by division (€ billions) – core portfolio



Retail
50.4
49.0
Wealth Management
5.6
5.9
Corporates & Commercial Real Estate Financing
64.5
66.2
Markets & Investment Banking
79.3
90.0
Other
25.8
20.7
December 2006
June 2007

Breakdown of loan default exposure and counterparty exposure by rating class – core portfolio

	JUNE 2007		DECEMBER 2006	
	€ billions	in %	€ billions	in %
Rating				
Free of credit risk	7.7	3.3	7.8	3.5
Not rated	4.8	2.1	7.9	3.5
Rating 1–4	120.9	52.2	109.8	48.7
Rating 5–8	92.1	39.7	93.5	41.4
Rating 9–10	6.3	2.7	6.6	2.9
HVB Group new	**231.8**	**100.0**	**225.6**	**100.0**

Financial derivatives

HVB Group uses financial derivatives primarily to manage market price risk arising from trading activities (in particular risk arising from interest rate fluctuations and currency fluctuations). They also serve to provide cover for on- and off-balance-sheet items within asset/liability management or, in the case of credit derivatives, to manage credit risk.

The significant increase in the volume of derivative transactions compared with year-end 2006 is primarily attributable to the absorption of UBM's investment banking business by HVB AG effective April 1, 2007.

At June 30, 2007, the total nominal amount of worldwide derivative transactions of the new HVB Group was €4,319 billion (December 31, 2006: €2,188 billion). Of this amount, €1,733 billion is attributable to the absorption of the former UBM activities.

In accordance with the Solvency Ordinance of the German banking supervisory regulations (formerly: Principle I), and taking into account the risk-reducing effects of existing, legally enforceable bilateral netting agreements and the provision of collateral provided by borrowers, credit equivalents (counterparty risk including add-on) for the new HVB Group totalled €31.6 billion (full HVB Group at December 31, 2006: €20.1 billion) and the remaining risk after risk weighting amounted to €8.4 billion (full HVB Group at December 31, 2006: €5.9 billion).

Derivative transactions

€ millions	NOMINAL AMOUNT					FAIR VALUE			
	RESIDUAL MATURITY			TOTAL	TOTAL	POSITIVE		NEGATIVE	
	UP TO 1 YEAR	1–5 YEARS	MORE THAN 5 YEARS	30/6/2007	31/12/2006	30/6/2007	31/12/2006	30/6/2007	31/12/2006
Interest rate derivatives	**1,242,359**	**1,148,420**	**865,315**	**3,256,094**	**1,467,841**	**36,549**	**19,062**	**36,515**	**20,502**
Foreign exchange derivatives	**264,384**	**111,737**	**39,937**	**416,058**	**259,269**	**5,153**	**3,872**	**4,582**	**3,679**
Equity/index derivatives	**128,845**	**168,629**	**15,606**	**313,080**	**205,253**	**18,589**	**10,396**	**19,333**	**10,602**
Credit derivatives	**56,956**	**178,059**	**92,398**	**327,413**	**252,068**	**2,836**	**2,748**	**3,764**	**3,231**
Protection buyer	28,224	87,561	55,527	171,312	135,972	1,082	1,201	2,234	2,000
Protection seller	28,732	90,498	36,871	156,101	116,096	1,754	1,547	1,530	1,231
Other transactions	**1,424**	**4,182**	**855**	**6,461**	**3,071**	**425**	**295**	**346**	**291**
HVB Group new	**1,693,968**	**1,611,027**	**1,014,111**	**4,319,106**	**2,187,502**	**63,552**	**36,373**	**64,540**	**38,305**

Derivative transactions by counterparty type

€ millions	FAIR VALUE			
	POSITIVE		NEGATIVE	
	30/6/2007	31/12/2006	30/6/2007	31/12/2006
OECD central governments (and central banks)	199	141	127	133
OECD banks	46,430	24,849	44,546	26,139
OECD financial institutions	14,596	8,888	17,052	9,604
Non-OECD central governments (and central banks)	32	91	20	54
Non-OECD banks	972	71	1,288	98
Non-OECD financial institutions	172	188	162	140
Other companies and private individuals	1,151	2,145	1,345	2,137
HVB Group new	**63,552**	**36,373**	**64,540**	**38,305**

Development of country risk in the first half of 2007

In the first half of 2007, the exposures of the new HVB Group entailing country risk increased by €4.7 billion to €52.7 billion. The portfolio of the new HVB Group displays good regional diversification. The majority (51%) of the exposure of the new HVB Group is related to low-risk western Europe (rating class 1). In the second half of 2007, the Bank plans to continue supporting the eastern European strategy of the UniCredit Group and utilise opportunities as they arise.

Country exposure* by region and product category

€ millions	LENDING		TRADING		ISSUER RISK		TOTAL	
	JUNE 2007	DECEMBER 2006	JUNE 2007	DECEMBER 2006	JUNE 2007	DECEMBER 2006	JUNE 2007	DECEMBER 2006
Region								
Africa	395	327	32	190	9	7	436	524
Eastern Europe	4,255	3,785	957	640	92	63	5,304	4,488
North America	2,342	1,755	2,833	2,156	700	302	5,875	4,213
Central and South America	2,707	2,578	3,135	2,115	912	1,270	6,754	5,963
Asia/Pacific	4,350	4,033	2,979	3,058	133	134	7,462	7,225
Western Europe	7,981	6,868	17,936	17,931	906	749	26,823	25,548
HVB Group new	**22,030**	**19,346**	**27,872**	**26,090**	**2,752**	**2,525**	**52,654**	**47,961**

* by collateral; excluding transactions with specific loan-loss provision

2 Market risk

With the absorption of UBM's investment banking activities into HVB AG in the second quarter of 2007, its portfolios were integrated into the Bank's internal model effective April 2, 2007 for purposes of internal market risk measurement. Regulatory reporting is based on the sum of the results from the internal model of HVB AG and the internal model of the former UBM. In the second half of 2007, activities related to the integration of UBM will continue to play a major role in the area of market risk.

We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk (VaR) calculations with the market value changes (hypothetical P/L) derived from the positions. An overdraft of the limit was identified on only one day during the past 250 days. The results of this back-testing confirm the high quality of our internal risk model.

The table below shows the aggregate market risks of our trading positions in the new HVB Group during the first half of the year.

At €0.22 billion, the economic capital for market risks at the new HVB Group was higher at June 30, 2007 than at year-end 2006. A decisive factor behind this change were the reduced portfolio effects due to the sale of the BA-CA Group to the UniCredit Group.

Market risk from trading positions for HVB Group new

(value-at-risk, 99% confidence level, one-day holding period)

€ millions	AVERAGE FIRST HALF OF 2007[1]	30/6/2007	31/3/2007	AVERAGE 2006[1]	31/12/2006	30/9/2006	30/6/2006
Interest rate positions							
(incl. credit spread risks)	9	9	8	12	12	9	10
Foreign exchange positions	3	3	4	5	3	4	6
Equity/index positions	8	9	7	5	4	5	5
Diversification effect[2]	(8)	(8)	(8)	(8)	(6)	(7)	(9)
HVB Group new	**12**	**13**	**11**	**14**	**13**	**11**	**12**

1 arithmetic mean

2 because of the diversification effect between the risk categories, the total risk is less than the sum of the individual risks

Back-testing of internal model: trading activities of HVB AG since July 2006 (€ millions)


20
10
0
–10
–20
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
VaR
–VaR
Hypothetical P/L

At June 30, 2007, the banking book of the new HVB Group showed market risks of €10 million (year-end 2006: €13 million; one-day holding period).

In addition, regular stress tests and scenario analysis are carried out on the banking books of HVB AG that reveal the loss potential in case of extreme market movements.

In compliance with the Basel II requirements, the change in the market value of the banking books in case of an interest rate shock amounting to 200 basis points is compared with the Bank's eligible equity funds. With a notional utilisation of 4.6% of its regulatory equity capital at June 30, 2007, HVB AG is well below the outlier value of 20% required by the banking supervisory authorities. Because the profit from the sale of the BA-CA Group will be included in the Bank's eligible own funds in the 2007 annual financial statements, a slight decrease in the utilisation of equity capital can be expected in December 2007.

As part of the earnings perspective, a dynamic simulation of the net interest income is carried out for HVB AG on a quarterly basis. The future trend in net interest income is simulated in various scenarios in relation to business volume and interest rates. Assuming a constant volume of business, a parallel upward interest shock of 200 basis points would result in a €123 million decrease in net interest income within the next six months. Over a 12-month period, net interest income would be reduced by €253 million under unchanged assumptions.

3 Liquidity risk

Conditions on the money markets and capital markets remained satisfying during the first half of 2007. Disposals of other participating interests, in particular the sale of the BA-CA Group to the UniCredit Group, have improved the liquidity situation of the new HVB Group.

Short-term liquidity
Within the framework of our short-term liquidity limit system, which operates under conservative assumptions, we showed an overall positive balance of €10.2 billion in the new HVB Group for the next banking day at the end of June 2007. The portfolio of highly liquid securities eligible as collateral for central bank borrowings and available at short notice to compensate for unexpected outflows of liquidity amounted to €12.1 billion at June 30, 2007. With the acquisition of the material assets and the related liabilities of UBM the Milan entity was integrated into the liquidity limit system of the new HVB Group at the beginning of April.

The requirements of the regulatory Liquidity Principle II were met at all times by the relevant units of the new HVB Group during the first half of 2007. As of the end of June 2007, the funds available to HVB AG exceeded its payment obligations for the following month by an amount of €29.9 billion.

Funding risk
The funding risk of HVB Group is quite low due to our broad funding base with regard to products, markets and investor groups. This enables us to obtain adequate funding for our lending operations even during difficult market phases. As planned, the new HVB Group refinanced a volume of €4.8 billion on the capital market through the end of June 2007.

4 Operational risk
The economic capital for operational risks of the new HVB Group amounted to €0.89 billion at June 30, 2007.

The focus during the first half of 2007 was on the preparations for the regulatory review of the implementation of the Advanced Measurement Approach by the German banking supervisory authorities and the further harmonisation of the applied standards and processes in connection with the integration activities of the UniCredit Group. In the second half of 2007 the priority will be the continuation of the integration activities and the further development of risk management functions.

Handling crisis situations:
The crisis and emergency management organisation demonstrated its ability to perform by its appropriate and effective responses to real situations and drills. A project has been underway since the beginning of 2006 to prepare the Bank to face the threat of a possible worldwide flu epidemic (pandemic) while continuing the business operations of the new HVB Group. The Business Continuity Management (BCM) working group has identified and assessed the main processes critical to business operations. The results are included in the uniform BCM Policy due to be introduced in 2007. The BCM organisation plan was approved by the Management Board on July 3, 2007.

Legal risks:
The statements in the risk report for fiscal 2006 on main risks from litigation are unchanged unless otherwise indicated in the section below.

As a result of the sale of Bank Austria Creditanstalt AG (BA-CA), HVB Group is no longer affected by the following legal disputes: "EU antitrust proceedings and claims of consumer protection associations" and "Treuhandanstalt litigation".

Court proceedings of HVB AG shareholders

The ruling by Munich Higher Regional Court dated January 18, 2006, dismissing the shareholders' suit against the reelection of the shareholder representatives to the Supervisory Board and the election of the auditor for the 2004 financial year at the Annual General Meeting of our Bank on April 29, 2004, was legally finalised in the Bank's favour following the rejection of an appeal by the German Supreme Court in a ruling dated May 7, 2007. The suit filed with the same arguments seeking a court ruling declaring the 2004 financial statements null and void was withdrawn.

In the cases in which shareholders sought court orders subsequent to our Bank's Extraordinary Shareholders' Meeting of October 25, 2006 requiring HVB AG to provide additional information and in particular to fully disclose the Business Combination Agreement between HVB AG and UniCredit of June 12, 2005, three motions were rejected; both of the remaining legal challenges were wound up after the bank disclosed the Business Combination Agreement in the proceedings without, however, conceding any legal obligation to do so, and covered the out-of-court costs. The transfer of the shares in Joint Stock Commercial Bank HVB Bank Ukraine to the UniCredit Group was carried out at the end of the first quarter of 2007.

The lawsuits contesting the resolutions passed at the Extraordinary Shareholders' Meeting of October 25, 2006 are still pending before the court of first instance. At the first hearing the court indicated that, according to its preliminary assessment, the suits could prove successful for formal reasons alone; HVB AG is still convinced that the aspects mentioned by the court in this regard (for instance the phrasing of clauses specifying the applicable legal system and place of jurisdiction in the Business Combination Agreement) do not represent any formal mistakes and in any case that the resolutions passed by the Extraordinary Shareholders' Meeting are not based on these clauses. Munich District Court also indicated that the resolutions could have material flaws if the governing bodies of HVB AG exceeded their very broad discretion to make entrepreneurial decisions with regard to the contractual terms and conditions when they entered into these contracts. Particularly with regard to the appraisals of the value of the sold units obtained from independent external auditors and the fairness opinion from a highly respected investment bank and other aspects, HVB AG expects the resolutions to pass a judicial review in this regard. From today's standpoint, however, the result of these proceedings is uncertain.

At the Annual General Meeting of Shareholders of HVB AG on June 27, 2007, a resolution was passed following a shareholders' motion on agenda item 10 to claim damages from current and former members of the management board and supervisory board of the company, from UniCredit and companies affiliated with it – including their legal representatives – for financial losses resulting from the sale of BA-CA (against the background of the eastern European strategy previously pursued by HVB Group, in view of the higher cash settlement determined one month later in connection with the BA-CA squeeze-out and the absence of an auction) and from the signing of the Business Combination Agreement between the company and UniCredit on June 12, 2005. To pursue these claims a special representative was appointed. Our principal shareholder, UniCredit, has since filed a suit contesting this resolution, in particular because the resolution is far too vague in terms of contents and potential opponents to the claims, and is thus invalid. HVB AG believes that there are very good reasons for assuming that the resolution to assert claims to damages and appoint a special representative (agenda item 10) is not legally valid.

Risk Report continued

Because HVB AG does not regard the resolution as a resolution passed by the Annual General Meeting as defined by law, the special representative has so far not been provided with documents and information to the extent requested by him; nor has HVB AG taken the other measures requested by him. For this reason the special representative, who assumes that the resolution passed by the Annual General Meeting is legally valid, has filed for an injunction with the aim of obtaining access to documents and information. HVB AG will contest this application for the above-named reasons. It is uncertain how the court will rule on this application.

Trade tax reimbursement: Hypo Real Estate
The fact that the plaintiffs have widened their previous claims and are now suing for €73 million does not change our opinion that the plaintiffs are not entitled to their claims.

5 Business risk
The calculated economic capital for business risks of the new HVB Group amounted to €0.65 billion at June 30, 2007.

The Process Redesign and Optimisation (PRO) efficiency programme launched in 2004 was largely completed during the first half of 2007. The savings target of €280 million was achieved in full. In the area of cost management, best practice approaches were established within the new HVB Group during the first half of the year in cooperation with the UniCredit Group.

In the second half of 2007 we will continue to place strong emphasis on cost control. Through the sale of our securities processing and custodial activities to the French financial services provider CACEIS, we expect to achieve savings on the operational side. Also helping to improve cost efficiency is our process cost management, which uses profitability calculation tools and target costing methods.

6 Risks arising from our real estate portfolio
The economic capital relating to our real estate portfolio amounted to €0.30 billion at June 30, 2007 for the new HVB Group. The real estate portfolio of the new HVB Group is located primarily in Munich, which accounts for 54% of the total. This increase in economic capital during the first half of the year can be largely attributed to the reduced portfolio effects due to the sale of the BA-CA Group to the UniCredit Group. Risk-reducing effects resulted from the sale of properties as planned. We expect to achieve our sale and rental targets for 2007 as a whole.

7 Risks arising from our shareholdings and investments
Economic capital of the new HVB Group was approximately 4.3% lower at June 30, 2007, at €0.56 billion. Reduced portfolio effects because of the BA-CA Group portfolio, which no longer belongs to the new HVB Group, and the complete elimination of our shareholding and financial investments in Münchener Rückversicherungs-Gesellschaft AG played a decisive role in this development.

The Bank will continue to reduce its portfolio of non-strategic investments in the second half of 2007. It will also evaluate potential acquisitions, provided that they complement our structure and core areas of our business, and generate value for our Bank and our Group.

8 Strategic risk
The statements made at the end of 2006 on risk associated with the general economic climate and the intensive competitive environment still apply.

In retrospect, the restrictive factors mentioned at year-end 2006 were less harmful than expected. The economy performed slightly better than expected. For the second half of 2007 we expect a robust business environment and a sustained economic recovery.

It is impossible to predict at present whether the current real estate crisis in the United States will have a serious impact on the European region and our Bank. Besides becoming more widespread regionally, the US real estate crisis could also spread to other market segments, as the fundamental willingness to take loan-default risk could decline or the market might expect higher risk premiums. This would also affect the transfer of risk under merger and acquisition financing or the options for hedging loan-default risk. Should the crisis widen in any of the possible scenarios, however, this could have a detrimental effect on the financial situation of HVB Group as well.

The European Central Bank could raise interest rates again as part of a tightening of monetary policy. This could negatively affect the development of the conventional lending business of HVB Group. Against this backdrop, loan-loss provisions remained stable.

Risks from the restructuring of the corporate group/integration risks

In April of this year HVB Group acquired the material assets and the related liabilities of UBM. The resulting integration of the investment banking business of the UniCredit Group could lead to unforeseen difficulties in connection with the related integration projects that could in turn prove detrimental to the Bank's financial situation. The associated restructuring activities, new processes and staff turnover, also at the management level of the operation, may also initially lead to additional risks. At the same time, the business combination of HVB Group and the UniCredit Group, which was initiated in 2005, was largely completed as of May 2007, when the Integration Office was closed at corporate level. Any projects not yet fully completed were transferred to the responsibility of the divisions and could, at worst, still cause minor unforeseen difficulties.

The transfer of the material assets and the related liabilities of UBM, which is a further step en route to establishing the competency centre for investment banking activities in HVB Group is in line with the group's strategy of bolstering the Bank's position among the leading European investment banks. Despite the status already achieved by the Bank at the European level it still remains to be seen whether this strategy will deliver the desired results. Pooling the trading, sales and investment banking activities within a single division of HVB AG enhances the importance of the investment banking business for HVB Group. The opportunities for stronger returns presented by this area as compared with classical banking business may be offset by higher risks. Consequently, the Bank's financial, income and net asset position will have a greater exposure to the fluctuations and cyclical effects of the international financial and securities markets. If the markets mentioned above do not perform according to our Bank's expectations, this would have a more serious effect on our result than in previous years.

The Management Board expects to profitably reinvest the gains from the transfer of the participating interest in the BA-CA Group and the other units in central and eastern Europe. However, the Bank cannot preclude the possibility that it may not prove possible to make these investments within the planned timeframe, make the desired volume of investments, or to obtain the desired terms. It is currently still uncertain whether the future investments will be sufficient to offset the growth and return potential of the parts of the Group that have been sold.

The possible risks listed above could individually or cumulatively have negative effects on the financial situation of HVB Group.

The HVB Share

In the first half of 2007, the price of the HVB share has risen by 25.5%, from €33.45 to €41.98.

This development has been influenced by the squeeze-out procedure announced by UniCredit in January 2007, among other factors. The corresponding benchmark Prime Banks and Prime All Share indexes rose by 9.9% and 19.2% respectively during the same period. The price increased by a moderate 5.5% in the second quarter to close at €41.98 on June 29, 2007. At the end of June, the HVB share was weighted at 1.62% in the Prime Banks index and 0.15% in the Prime All Share index.

The transfer of UBM's investment banking activities to HVB by way of a capital increase (51,684,532 new shares of common stock) against a contribution in kind on April 3, 2007 took UniCredit's interest in HVB's capital stock to 95.45%. With a remaining free float of around 4.6%, the average daily turnover fell considerably, by more than 45%, to 314,888 shares, compared to the first quarter of 2007.

Nearly 97.5% of the ordinary share capital was represented at the Annual General Meeting of HypoVereinsbank held on June 26 and 27, 2007. The transfer to UniCredit of the shares held by minority shareholders against payment of an appropriate cash settlement was approved by 98.77% of the votes cast.

Investor Relations continued to keep analysts, institutional investors, rating agencies and private shareholders up to date on the Bank's development and strategic decisions in the second quarter of 2007.

Credit rating

On May 11, 2007, Moody's rating agency raised HVB AG's long-term credit rating from A2 to A1 and its financial strength rating from D+ to C-, reflecting the Bank's market position as one of the five biggest commercial banks in Germany coupled with the progress made in the restructuring process and our improved efficiency and profitability.

HVB share relative to Prime Banks and Prime All Share from January 2 to June 30, 2007 (€)



42
39
36
33
30
January
February
March
April
May
June
HVB share
Prime Banks
Prime All Share

Income Statement

for the period from January 1 to June 30, 2007

The transfers agreed by the Management Board and Supervisory Board on September 12, 2006, which were approved by the Extraordinary Shareholders' Meeting on October 25, 2006 (see also the section entitled "Legal corporate structure" in the Financial Review earlier in this Half-yearly Financial Report), represent a discontinued operation as defined by IFRS 5. Hence the results of the discontinued operations are only shown after the profit after taxes and minorities of the new HVB Group (continuing operations) in the income statement. The comparative figures for the previous year have been adjusted.

Except for the branches in Vilnius and Tallinn, all the companies and sub-groups defined to date as discontinued operations (BA-CA Group, IMB, AS UniCredit Bank and HVB Bank Ukraine) were transferred in the first quarter of 2007 and deconsolidated with effect from January 1, 2007. Hence, in the income statement for the new HVB Group in 2007, only the profit from the activities of the Vilnius and Tallinn branches up to the economic completion date of March 1, 2007 are shown in the separate income statement items "Net profit after tax of discontinued operations" and "Minority interest in the net profit of discontinued operations" alongside the gains on the deconsolidation of the transferred sub-groups and companies, including the respective taxes and minority interests, after the profit of the new HVB Group. The comparative figures for the previous year, on the other hand, still contain the profit from the activities of the transferred companies.

Income Statement continued

for the period from January 1 to June 30, 2007

Income/expenses	NOTES	1/1–30/6/2007 € millions	1/1–30/6/2006 € millions	CHANGE € millions	in %
Net interest	4	1,913	1,556	+ 357	+ 22.9
Dividends and other income from equity investments	5	231	147	+ 84	+ 57.1
Net interest income		**2,144**	**1,703**	**+ 441**	**+ 25.9**
Net fees and commissions	6	975	985	(10)	(1.0)
Net trading, hedging and fair value income	7	819	482	+ 337	+ 69.9
Net other expenses/income	8	49	43	+ 6	+ 14.0
Net non-interest income		**1,843**	**1,510**	**+ 333**	**+ 22.1**
TOTAL REVENUES		**3,987**	**3,213**	**+ 774**	**+ 24.1**
Payroll costs		(1,149)	(1,141)	(8)	+ 0.7
Other administrative expenses		(626)	(578)	(48)	+ 8.3
Amortisation, depreciation and impairment losses on intangible and tangible assets		(123)	(151)	+ 28	(18.5)
Operating costs		**(1,898)**	**(1,870)**	**(28)**	**+ 1.5**
OPERATING PROFIT		**2,089**	**1,343**	**+ 746**	**+ 55.5**
Provisions for risks and charges		(25)	(46)	+ 21	(45.7)
Write-down on goodwill		—	—	—	—
Restructuring costs		(3)	(3)	0	0.0
Net write-downs of loans and provisions for guarantees and commitments	9	(390)	(412)	+ 22	(5.3)
Net income from investments	10	383	138	+ 245	>+ 100.0
PROFIT BEFORE TAX		**2,054**	**1,020**	**+ 1,034**	**>+ 100.0**
Income tax for the period		(617)	(315)	(302)	+ 95.9
NET PROFIT		**1,437**	**705**	**+ 732**	**>+ 100.0**
Minorities		(43)	(51)	+ 8	(15.7)
NET PROFIT OF HVB GROUP NEW		**1,394**	**654**	**+ 740**	**>+ 100.0**
Net profit after tax of discontinued operations	11	3,690	1,465	+ 2,225	>+ 100.0
Minority interest in the net profit of discontinued operations		0	(413)	+ 413	(100.0)
NET PROFIT OF FULL HVB GROUP		**5,084**	**1,706**	**+ 3,378**	**>+ 100.0**

Earnings per share (€)	1/1–30/6/2007	1/1–30/6/2006
Earnings per share of full HVB Group	6.55	2.27
Earnings per share of HVB Group new	1.80	0.87
Earnings per share of HVB Group new (adjusted)[1]	1.30	0.87

1 2007 figure adjusted for the effect arising from interest payable on the purchase price relating to the sale of discontinued operations, the gains on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG and restructuring costs; 2006 figure adjusted for restructuring costs.

Since no conversion rights or option rights on conditional capital existed at June 30, 2007, there is no calculation of diluted earnings per share.

Income Statement

for the period from April 1 to June 30, 2007

Income/expenses	1/4–30/6/2007 € millions	1/4–30/6/2006 € millions	CHANGE € millions	in %
Net interest	839	752	+ 87	+ 11.6
Dividends and other income from equity investments	164	99	+ 65	+ 65.7
Net interest income	**1,003**	**851**	**+ 152**	**+ 17.9**
Net fees and commissions	488	447	+ 41	+ 9.2
Net trading, hedging and fair value income	469	185	+ 284	>+ 100.0
Net other expenses/income	22	16	+ 6	+ 37.5
Net non-interest income	**979**	**648**	**+ 331**	**+ 51.1**
TOTAL REVENUES	**1,982**	**1,499**	**+ 483**	**+ 32.2**
Payroll costs	(578)	(570)	(8)	+ 1.4
Other administrative expenses	(306)	(260)	(46)	+ 17.7
Amortisation, depreciation and impairment losses on				
intangible and tangible assets	(59)	(76)	+ 17	(22.4)
Operating costs	**(943)**	**(906)**	**(37)**	**+ 4.1**
OPERATING PROFIT	**1,039**	**593**	**+ 446**	**+ 75.2**
Provisions for risks and charges	(19)	(25)	+ 6	(24.0)
Write-down on goodwill	—	—	—	—
Restructuring costs	(3)	(3)	0	0.0
Net write-downs of loans and provisions for				
guarantees and commitments	(181)	(202)	+ 21	(10.4)
Net income from investments	113	49	+ 64	>+ 100.0
PROFIT BEFORE TAX	**949**	**412**	**+ 537**	**>+ 100.0**
Income tax for the period	(326)	(123)	(203)	>+ 100.0
NET PROFIT	**623**	**289**	**+ 334**	**>+ 100.0**
Minorities	(22)	(27)	+ 5	(18.5)
NET PROFIT OF HVB GROUP NEW	**601**	**262**	**+ 339**	**>+ 100.0**
Net profit after tax of discontinued operations	1	1,083	(1,082)	(99.9)
Minority interest in the net profit				
of discontinued operations	0	(290)	+ 290	(100,0)
NET PROFIT OF FULL HVB GROUP	**602**	**1,055**	**(453)**	**(42.9)**

Earnings per share (€)	1/4–30/6/2007	1/4–30/6/2006
Earnings per share of full HVB Group	0.58	1.40
Earnings per share of HVB Group new	0.74	0.35
Earnings per share of HVB Group new (adjusted)[1]	0.60	0.35

1 2007 figure adjusted for the gain on disposal of Münchener Rückversicherungs-Gesellschaft AG and restructuring costs; 2006 figure adjusted for restructuring costs

Balance Sheet

at June 30, 2007

	NOTES	30/6/2007	31/12/2006	CHANGE	
Assets		€ millions	€ millions	€ millions	in %
Cash reserve		2,178	3,211	(1,033)	(32.2)
Assets held for trading purposes	13	185,683	107,211	+ 78,472	+ 73.2
Placements with, and loans and advances to, other banks	14	52,807	41,264	+ 11,543	+ 28.0
Loans and advances to customers	15	172,492	169,998	+ 2,494	+ 1.5
Allowances for losses on loans and advances	17	(6,109)	(6,068)	(41)	(0.7)
Investments	18	22,342	19,845	+ 2,497	+ 12.6
Property, plant and equipment		1,506	1,547	(41)	(2.7)
Intangible assets		772	808	(36)	(4.5)
Income tax assets		2,635	2,745	(110)	(4.0)
Other assets		2,890	3,021	(131)	(4.3)
Assets of discontinued operations and non-current assets or disposal groups held for sale	19, 20	444	164,451	(164,007)	(99.7)
Total assets		**437,640**	**508,033**	**(70,393)**	**(13.9)**

Shareholders' equity and liabilities	NOTES	30/6/2007 € millions	31/12/2006 € millions	CHANGE € millions	in %
Deposits from other banks	21	92,322	85,672	+ 6,650	+ 7.8
Amounts owed to other depositors	22	98,327	92,136	+ 6,191	+ 6.7
Promissory notes and other liabilities evidenced by paper	23	77,550	76,938	+ 612	+ 0.8
Liabilities held for trading purposes		124,817	59,962	+ 64,855	>+ 100.0
Provisions	24	1,654	1,683	(29)	(1.7)
Income tax liabilities		1,670	1,378	+ 292	+ 21.2
Other liabilities	25	5,595	5,214	+ 381	+ 7.3
Subordinated capital	26	11,496	12,142	(646)	(5.3)
Liabilities of discontinued operations and of disposal groups held for sale	27, 28	763	152,920	(152,157)	(99.5)
Shareholders' equity		23,446	19,988	+ 3,458	+ 17.3
Shareholders' equity attributable to shareholders of HVB AG		22,603	16,690	+ 5,913	+ 35.4
Subscribed capital		2,407	2,252	+ 155	+ 6.9
Additional paid-in capital		9,789	8,883	+ 906	+ 10.2
Other reserves		5,203	4,061	+ 1,142	+ 28.1
Change in valuation of financial instruments		120	872	(752)	(86.2)
AfS reserve		774	1,195	(421)	(35.2)
Hedge reserve		(654)	(323)	(331)	> (100.0)
Consolidated profit 2006		—	622	(622)	(100.0)
Net profit 1/1–30/6/2007		5,084	—	+ 5,084	>+ 100.0
Minority interest		843	3,298	(2,455)	(74.4)
Total shareholders' equity and liabilities		**437,640**	**508,033**	**(70,393)**	**(13.9)**

Statement of Changes in Shareholders' Equity

at June 30, 2007 (abridged version)

€ millions	SUBSCRIBED CAPITAL	ADDITIONAL PAID-IN CAPITAL	OTHER RESERVES	OF WHICH: PENSION AND SIMILAR OBLIGATIONS (IAS 19)
Shareholders' equity at Jan. 1, 2006 before initial application of new and revised IFRSs	**2,252**	**9,128**	**864**	**0**
Effect of initial application of new and revised IFRSs	0	0	(806)	(806)
Shareholders' equity at Jan. 1, 2006 after initial application of new and revised IFRSs	**2,252**	**9,128**	**58**	**(806)**
Change from capital increases	—	—	—	—
Change from capital reductions	—	—	—	—
Change in valuation of financial instruments	—	—	—	—
Change in net income (loss)	—	—	—	—
Actuarial losses on defined benefit plans	—	—	—	—
Change in holdings of, and net income from, own equity instruments	—	(2)	—	—
Dividend payouts	—	—	—	—
Changes in group of consolidated companies and reserve arising from foreign currency translation and other changes	—	—	(111)	—
Shareholders' equity at June 30, 2006	**2,252**	**9,126**	**(53)**	**(806)**
including:				
shareholders' equity of discontinued operations and disposal group held for sale	0	0	34	(5)
Shareholders' equity at Jan. 1, 2007	**2,252**	**8,883**	**4,061**	**(814)**
Change from capital increases	155	906	—	—
Change from capital reductions	—	—	—	—
Change in valuation of financial instruments	—	—	—	—
Change in net income (loss)	—	—	—	—
Actuarial losses on defined benefit plans	—	—	—	—
Change in holdings of, and net income from, own equity instruments	—	—	—	—
Dividend payouts[1]	—	—	—	—
Transfers from net income	—	—	321	—
Changes in group of consolidated companies and reserve arising from foreign currency translation and other changes	—	—	821	590
Shareholders' equity at June 30, 2007	**2,407**	**9,789**	**5,203**	**(224)**
including:				
shareholders' equity of discontinued operations and disposal group held for sale	0	0	0	(2)

1 the Annual General Meeting on June 27, 2007 decided to pay a dividend of €301 million from the profit generated in 2006 (€622 million). This is equivalent to a dividend of €0.40 per share of common stock and per share of preferred stock and an advance dividend of €0.064 per share of preferred stock. The remaining amount of €321 million has been transferred to retained earnings

CHANGE IN VALUATION OF FINANCIAL INSTRUMENTS AfS RESERVE	HEDGE RESERVE	CONSOLIDATED PROFIT	NET PROFIT 1/1–30/6	TOTAL SHAREHOLDERS' EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF HVB AG	MINORITY INTEREST	TOTAL SHAREHOLDERS' EQUITY
871	**(142)**	**191**	—	**13,164**	**3,219**	**16,383**
0	0	—	—	(806)	(166)	(972)
871	**(142)**	**191**	—	**12,358**	**3,053**	**15,411**
—	—	—	—	0	4	4
—	—	—	—	0	—	0
(44)	(419)	—	—	(463)	(35)	(498)
—	—	—	1,706	1,706	464	2,170
—	—	—	—	0	—	0
—	—	—	—	(2)	—	(2)
—	—	(191)	—	(191)	(151)	(342)
(1)	(1)	—	—	(113)	(6)	(119)
826	**(562)**	**0**	**1,706**	**13,295**	**3,329**	**16,624**
31	0	0	(3)	(62)	5	67
1,195	**(323)**	**622**	—	**16,690**	**3,298**	**19,988**
—	—	—	—	1,061	—	1,061
—	—	—	—	0	—	0
(17)	(466)	—	—	(483)	—	(483)
—	—	—	5,084	5,084	43	5,127
—	—	—	—	0	—	0
—	—	—	—	0	—	0
—	—	(301)	—	(301)	(33)	(334)
—	—	(321)	—	—	—	—
(404)	135	—	—	552	(2,465)	(1,913)
774	**(654)**	**0**	**5,084**	**22,603**	**843**	**23,446**
0	0	0	0	0	0	0

Cash Flow Statement

(abridged version)

€ millions	2007 HVB GROUP NEW	2006 FULL HVB GROUP
Cash and cash equivalents at January 1	**3,211**	**7,757**
Cash flows from operating activities	**(3,982)**	**(3,157)**
Cash flows from investing activities[1]	**3,320**	**1,019**
Cash flows from financing activities	**(352)**	**(430)**
Effects of exchange rate changes	(7)	(60)
Less disposal group held for sale and discontinued operations	(12)	—
Cash and cash equivalents at June 30	**2,178**	**5,129**

1 the net cash flow (€3,690 million) from the disposal of discontinued operations is included in the cash flows from investing activities for 2007

Selected Notes

1 Accounting and valuation principles

IFRS basis

The present interim report has been prepared in accordance with the regulations defined in the International Financial Reporting Standards (IFRS) and complies with IAS 34, which covers interim reporting. At the same time, this Half-yearly Financial Report prepared in accordance with IFRS meets the requirements in place since the 2007 financial year for capital-market oriented companies to provide financial reports during the year. These requirements have arisen under the German Securities Act (WpHG) as a result of the implementation of the EU Transparency Directive.

Listed below are the changes to the standards to be applied for the first time in the 2007 financial year, which essentially affect our Bank.

IFRS 7 "Financial Instruments: Disclosures", the application of which has been obligatory since January 1, 2007, has amended the reporting of financial instruments. IFRS 7 replaces IAS completely and IAS 32 partially.

Among other things, this involves showing balance sheet disclosures and the contributions to income of financial instruments separately in accordance with the IAS 39 valuation categories. We have complied with this requirement in the respective notes to the balance sheet and income statement in the present Half-yearly Financial Report.

The IFRIC 7, 8, 9 and 10 interpretations to be applied for the first time in the 2007 financial year have had no material consequences for accounting and valuation. Starting in 2007, HVB has used the fair value hedge permitted by IFRS for interest rate risks at portfolio level for the first time, for a limited portfolio of bank liabilities.

Please refer to the 2006 Annual Report starting on page 115 for information on other accounting and valuation policies.

Segment reporting

In the segment reporting the standardised uniform capital allocation to divisions used previously has been changed to a system of individual core capital allocation for each division in the case of companies assigned to several divisions. This involves allocating core capital to the divisions over a range between 5.9% and 6.8% of risk-weighted assets. The percentage used to assess the equity capital allocated to the companies assigned to several divisions (HVB AG, HVB Banque Luxembourg) stood at 3.4% in the 2006 financial year. This rate, which equals the 3-month EURIBOR plus a premium in the amount of the average 5-year UniCredit spread, is set for one year as part of the budgeting process. The percentage rate changed from 3.4% to 3.8% in connection with the new rules laid down for the 2007 financial year. Neither change has any material net effect. This is why we have dispensed with restating the previous periods.

Selected Notes continued

2 Changes in the group of companies included in consolidation
Among others, the following companies have been included in the group of consolidated companies of the new HVB Group for the first time:

- PlanetHome AG, Munich
- PlanetHome GmbH, Mannheim
- Enderlein & Co. GmbH, Bielefeld
- Wealth Management Capital Holding GmbH, Munich

Furthermore, the investment banking operations of UniCredit Banca Mobiliare, Milan, have been transferred to HVB AG. This transaction has the same effect as initial consolidation on the comparison of results with the first half of 2006 and the first quarter of 2007 as well as the balance sheet at December 31, 2006.

The following companies, among others, have left the group of companies consolidated by the new HVB Group in 2007:

- Indexchange Investment AG (Indexchange), Munich
- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg
- HVB Payments & Services GmbH (PAS), Aschheim

Indexchange was sold to Barclays Bank PLC for around €240 million on February 8, 2007. On January 31, 2007, Nordinvest was transferred to Pioneer Global Asset Management S.p.A. as part of the measure taken to bundle the asset management activities in the UniCredit Group. PAS was sold to Postbank with effect from January 1, 2007.

When comparing figures with the results achieved in the first half of 2007, the companies which were deconsolidated after June 30, 2006 in the 2006 financial year also had an impact on the figures. Essentially, this concerns Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Luxembourg S.A. and Westfalenbank Bochum.

The following companies, which had been defined as discontinued operations at December 31, 2006, were deconsolidated with retroactive effect from January 1, 2007:

- Bank Austria Creditanstalt AG including all companies included in the BA-CA sub-group
- AS UniCredit Bank, Riga
- Closed Joint Stock Company International Moscow Bank (IMB), Moscow
- Joint Stock Commercial Bank HVB Bank Ukraine, Kiev

Hence, the income statement now only includes under discontinued operations the results posted for the branches in Vilnius, Lithuania, and Tallinn, Estonia, up to March 1, 2007 and the gains on disposal of the companies listed above.

NOTES TO THE INCOME STATEMENT

3 Segment reporting

Income statement broken down by division for the period from January 1 to June 30, 2007

€ millions	RETAIL	WEALTH MANAGEMENT	CORPORATES & COMMERCIAL REAL ESTATE FINANCING	MARKETS & INVESTMENT BANKING	OTHER/ CONSOLI-DATION	HVB GROUP NEW	DISCONTINUED OPERATIONS[2]	FULL HVB GROUP[2]
TOTAL REVENUES								
1/1–30/6/2007	913	235	710	1,779	350	3,987	3	3,990
1/1–30/6/2006	917	315	688	1,205	88	3,213	2,655	5,868
Operating costs								
1/1–30/6/2007	(701)	(142)	(233)	(682)	(140)	(1,898)	(3)	(1,901)
1/1–30/6/2006	(711)	(193)	(243)	(571)	(152)	(1,870)	(1,478)	(3,348)
OPERATING PROFIT								
1/1–30/6/2007	212	93	477	1,097	210	2,089	—	2,089
1/1–30/6/2006	206	122	445	634	(64)	1,343	1,177	2,520
Net write-downs of loans and provisions for guarantees and commitments								
1/1–30/6/2007	(80)	(6)	(102)	(2)	(200)	(390)	—	(390)
1/1–30/6/2006	(80)	—	(101)	1	(232)	(412)	(206)	(618)
Other items[1]								
1/1–30/6/2007	—	6	2	223	124	355	3,772	4,127
1/1–30/6/2006	1	6	8	43	31	89	686	775
PROFIT BEFORE TAX								
1/1–30/6/2007	132	93	377	1,318	134	2,054	3,772	5,826
1/1–30/6/2006	127	128	352	678	(265)	1,020	1,657	2,677

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses
2 contains the gains on the disposal of discontinued operations in other items (net income from investments)

Selected Notes continued

Income statement of the Retail division

INCOME/EXPENSES	1/1–30/6/2007 € millions	1/1–30/6/2006 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**540**	**550**	**269**	**271**	**261**	**285**	**270**
Net fees and commissions	367	350	172	195	140	139	154
Net trading, hedging and fair value income	1	1	—	1	(1)	(1)	2
Net other expenses/income	5	16	2	3	(10)	(2)	11
Net non-interest income	**373**	**367**	**174**	**199**	**129**	**136**	**167**
TOTAL REVENUES	**913**	**917**	**443**	**470**	**390**	**421**	**437**
Payroll costs	(295)	(286)	(143)	(152)	(132)	(139)	(145)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(406)	(425)	(205)	(201)	(213)	(227)	(210)
Operating costs	**(701)**	**(711)**	**(348)**	**(353)**	**(345)**	**(366)**	**(355)**
OPERATING PROFIT	**212**	**206**	**95**	**117**	**45**	**55**	**82**
Restructuring costs	—	(1)	—	—	(5)	(1)	(1)
Net write-downs of loans and provisions for guarantees and commitments	(80)	(80)	(13)	(67)	(43)	(50)	(51)
Net income from investments and other items[1]	—	2	—	—	(7)	(4)	1
PROFIT BEFORE TAX	**132**	**127**	**82**	**50**	**(10)**	**—**	**31**
Cost-income ratio in %	76.8	77.5	78.6	75.1	88.5	86.9	81.2

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Retail division

In the first half of 2007 the Retail division generated a 2.9% increase in total revenues over last year, reaching €212 million.

The improvement in the cost-income ratio to 76.8% contributed to this pleasing development.

At the same time operating costs declined by 1.4% despite the initial consolidation of the PlanetHome Group, one of the leading providers of property finance specialising in the provision and financing of residential property. Within total operating costs, payroll expenses increased by 3.1% due to the increase in expenses resulting from the initial consolidation of the PlanetHome Group in the first quarter of 2007. In contrast, however, the other administrative expenses, including depreciation of property, plant and equipment, declined by 4.5%, particularly as a result of the continuing strict cost management.

At €913 million, total revenues remained at the same level as last year despite the slight decline in net interest income (down 1.8%). Net interest income decreased largely as a result of a decline in volumes of lending for overdraft facilities, whereby the restrained demand for credit from business customers is particularly noticeable on the market and strategically induced in the case of real estate loans. This development was offset in part by the higher margins on the deposit-taking side and the increase in volumes for demand and term deposits. The main reason for the rise in total revenues was the pleasing development in the fees and commissions business with a 4.9% increase over last year in addition to the initial consolidation of the PlanetHome Group. Alongside "KombiAnlage plus", one of our core products in securities and custodial services, a major contribution was made by the continued successful distribution of innovative investment products with a nominal sales volume of €1.9 billion. Key products in this connection are include "HVB 6% Zins Ass", "HVB Best of Fonds Zertifikate", "HVB Zukunftszertifikat II", "HVB 8% Favorit Anleihe", "Favorit Express Zertifikat" and "HVB Bonus Zertifikat Continental Star".

With net write-downs of loans and provisions for guarantees and commitments unchanged compared to the previous year, the good operating performance resulted in a profit before tax of €132 million, which is 3.9% higher than the result for the first half of last year.

Selected Notes continued

Income statement of the Wealth Management division

INCOME/EXPENSES	1/1–30/6/2007 € millions	1/1–30/6/2006 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**77**	**76**	**40**	**37**	**47**	**40**	**40**
Net fees and commissions	166	249	79	87	86	62	114
Net trading, hedging and fair value income	(8)	(13)	(7)	(1)	(1)	1	(8)
Net other expenses/income	—	3	—	—	1	(1)	3
Net non-interest income	**158**	**239**	**72**	**86**	**86**	**62**	**109**
TOTAL REVENUES	**235**	**315**	**112**	**123**	**133**	**102**	**149**
Payroll costs	(47)	(66)	(24)	(23)	(26)	(25)	(34)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(95)	(127)	(46)	(49)	(49)	(43)	(65)
Operating costs	**(142)**	**(193)**	**(70)**	**(72)**	**(75)**	**(68)**	**(99)**
OPERATING PROFIT	**93**	**122**	**42**	**51**	**58**	**34**	**50**
Restructuring costs	—	—	—	—	(5)	(2)	—
Net write-downs of loans and provisions for guarantees and commitments	(6)	—	(2)	(4)	(8)	(2)	4
Net income from investments and other items[1]	6	6	5	1	10	533	4
PROFIT BEFORE TAX	**93**	**128**	**45**	**48**	**55**	**563**	**58**
Cost-income ratio in %	60.4	61.3	62.5	58.5	56.4	66.7	66.4

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Wealth Management division

As part of the pooling of asset management activities in the UniCredit Group, the Activest Group (Activest Investmentgesellschaft mbH, Munich, Activest Investmentgesellschaft Luxembourg S.A., Luxembourg and Activest Investmentgesellschaft Schweiz AG, Berne) were transferred to Pioneer Global Asset Management S.p.A. with effect from July 1, 2006 along with Nordinvest in January 2007, and the depositary banking activities of HVB Banque Luxembourg S.A. were assigned away from the Wealth Management division with effect from January 1, 2007. Consequently, the primary profit contributions of the Activest companies (only until mid-2006), Nordinvest and the profits from the depositary banking activities of HVB Banque Luxembourg from the quarters of last year are still included in the above income statement. To make it easier to compare the performance of our Wealth Management operations, we are showing below an income statement for the Wealth Management division, in which the quarterly figures for 2006 have been adjusted for the deconsolidation effects and the profits from the depositary banking activities of HVB Banque Luxembourg.

Adjusted income statement of the Wealth Management division

INCOME/EXPENSES	1/1–30/6/2007 € millions	1/1–30/6/2006 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**77**	**73**	**40**	**37**	**46**	**40**	**39**
Net fees and commissions	166	163	79	87	72	53	76
Net trading, hedging and fair value income	(8)	(13)	(7)	(1)	(1)	1	(8)
Net other expenses/income	—	2	—	—	2	(1)	1
Net non-interest income	**158**	**152**	**72**	**86**	**73**	**53**	**69**
TOTAL REVENUES	**235**	**225**	**112**	**123**	**119**	**93**	**108**
Payroll costs	(47)	(43)	(24)	(23)	(24)	(23)	(22)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(95)	(97)	(46)	(49)	(48)	(42)	(50)
Operating costs	**(142)**	**(140)**	**(70)**	**(72)**	**(72)**	**(65)**	**(72)**
OPERATING PROFIT	**93**	**85**	**42**	**51**	**47**	**28**	**36**
Restructuring costs	—	—	—	—	2	(2)	—
Net write-downs of loans and provisions for guarantees and commitments	(6)	—	(2)	(4)	(8)	(2)	4
Net income from investments and other items[1]	6	4	5	1	(1)	(1)	3
PROFIT BEFORE TAX	**93**	**89**	**45**	**48**	**40**	**23**	**43**
Cost-income ratio in %	60.4	62.2	62.5	58.5	60.5	69.9	66.7

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

The Wealth Management division encompasses the Wealth Management Sales of HVB AG, the DAB Bank Group, the private banking activities of HVB Banque Luxembourg and Wealth Management Capital Holding GmbH, Munich, which was consolidated for the first time in the second quarter of 2007 and encompasses participating interests in HVB Fonds Finance GmbH, Blue Capital GmbH and H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich.

The following description of developments relates to the adjusted income statement.

With profit before tax of €93 million, the Wealth Management division recorded an increase of 4.5% in the first half of 2007 over the equivalent figure for the corresponding period last year. This development reflects in particular the rapidly expanding profits of the DAB Bank Group, which succeeded in achieving an increase in profit before tax of 16% compared to last year.

The strong 9.4% rise in operating profit was driven by the 4.4% increase in total revenues to €235 million. The process of stepping up asset management activities in Wealth Management Sales is gaining momentum. Compared to last year, the division achieved a 6.3% net increase in the number of customers. The volume of assets under management increased by 24% to €2.9 billion in the last six months. In terms of real assets, private equity holdings in particular were successfully placed. Net fees and commissions improved by 1.8% over last year. Net interest income in the division rose by 5.5% as a result of higher dividend income.

The 1.4% increase in operating costs reflects the deliberate expansion of the sales force, which is intended to generate sustained organic growth. The cost-income ration improved by 1.8 percentage points to 60.4% on the back of higher total revenues.

Selected Notes continued

Income statement of the Corporates & Commercial Real Estate Financing division, Corporates subdivision

INCOME/EXPENSES	1/1–30/6/2007 € millions	1/1–30/6/2006 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**418**	**411**	**218**	**200**	**205**	**185**	**202**
Net fees and commissions	180	158	82	98	63	76	73
Net trading, hedging and fair value income	—	(2)	(1)	1	2	4	(2)
Net other expenses/income	3	6	3	—	(4)	(1)	5
Net non-interest income	**183**	**162**	**84**	**99**	**61**	**79**	**76**
TOTAL REVENUES	**601**	**573**	**302**	**299**	**266**	**264**	**278**
Payroll costs	(88)	(84)	(42)	(46)	(43)	(41)	(43)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(123)	(134)	(63)	(60)	(73)	(69)	(65)
Operating costs	**(211)**	**(218)**	**(105)**	**(106)**	**(116)**	**(110)**	**(108)**
OPERATING PROFIT	**390**	**355**	**197**	**193**	**150**	**154**	**170**
Restructuring costs	—	—	—	—	—	(1)	—
Net write-downs of loans and provisions for guarantees and commitments	(101)	(79)	(61)	(40)	(74)	(48)	(35)
Net income from investments and other items[1]	3	8	4	(1)	(14)	(4)	1
PROFIT BEFORE TAX	**292**	**284**	**140**	**152**	**62**	**101**	**136**
Cost-income ratio in %	35.1	38.0	34.8	35.5	43.6	41.7	38.8

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Corporates subdivision

The Corporates subdivision, which focuses on business with small- and medium-sized customers as its core competence, again succeeded in surpassing last year's excellent figure posted for operating profit, with an increase of 9.9%. This is a result of the pleasing developments both on the earnings side and on the cost side which are reflected in a tangible improvement in the cost-income ratio (down 2.9 percentage points to 35.1% in the first half of 2007). At the same time operating costs posted a 3.2% decline whilst total revenues rose by 4.9%. Net fees and commissions contributed 13.9% of the growth in earnings, largely as a result of increased sales in derivatives operations and an expansion of transactions in payments. Despite greater competitive pressure on the German market, there was a slight improvement of 1.7% in net interest income.

The good operating performance more than offset the rise in net write-downs of loans and provisions for guarantees and commitments (up 27.8%) and lower revenues from net income from investments and other items, resulting in a 2.8% increase of profit before tax to €292 million.

Income statement of the Corporates & Commercial Real Estate Financing division, Commercial Real Estate Financing subdivision

INCOME/EXPENSES	1/1–30/6/2007 € millions	1/1–30/6/2006 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**84**	**93**	**41**	**43**	**27**	**40**	**44**
Net fees and commissions	24	19	13	11	8	11	11
Net trading, hedging and fair value income	—	—	—	—	—	—	—
Net other expenses/income	1	3	1	—	(2)	—	2
Net non-interest income	**25**	**22**	**14**	**11**	**6**	**11**	**13**
TOTAL REVENUES	**109**	**115**	**55**	**54**	**33**	**51**	**57**
Payroll costs	(7)	(7)	(4)	(3)	(2)	(4)	(3)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(15)	(18)	(6)	(9)	(10)	(10)	(8)
Operating costs	**(22)**	**(25)**	**(10)**	**(12)**	**(12)**	**(14)**	**(11)**
OPERATING PROFIT	**87**	**90**	**45**	**42**	**21**	**37**	**46**
Restructuring costs	—	—	—	—	—	—	—
Net write-downs of loans and provisions for guarantees and commitments	(1)	(22)	10	(11)	(11)	(30)	(4)
Net income from investments and other items[1]	(1)	—	(1)	—	5	(6)	—
PROFIT BEFORE TAX	**85**	**68**	**54**	**31**	**15**	**1**	**42**
Cost-income ratio in %	20.2	21.7	18.2	22.2	36.4	27.5	19.3

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Commercial Real Estate Financing subdivision

The performance of the Commercial Real Estate Financing subdivision in the first half 2007 was marked by a decline in volumes as a result of the restructuring programme begun in 2005 as well as the sales of our customers' portfolios. At the same time, we succeeded in significantly expanding service operations.

Net interest income fell by 9.7% in the first half of 2007 compared to last year. In the process, lower net interest income due to the continued strategic reduction of volumes was partially offset by higher volumes in the deposit-taking business. The good 26.3% rise in net fees and commissions resulted from a significant increase in commissions contributed by derivatives operations, structured financing and M&A clients. Despite the 5.2% decline in total revenues, there was a slight improvement in the cost-income ratio on account of lower operating costs (down 12.0%) as a result of the lower payroll costs entailed in the reduction of portfolios: at 20.2%, the cost-income ratio is at a very good level after 21.7% in 2006.

Due to the significant decline in additions to impairment losses (down 95.5% compared to the same period last year), a substantial rise of 25% was recorded for profit before tax.

Selected Notes continued

Income statement of the Markets & Investment Banking division

INCOME/EXPENSES	1/1–30/6/2007 € millions	1/1–30/6/2006 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**712**	**542**	**301**	**411**	**361**	**268**	**256**
Net fees and commissions	240	188	150	90	106	72	86
Net trading, hedging and fair value income	818	465	463	355	79	193	171
Net other expenses/income	9	10	7	2	3	(8)	5
Net non-interest income	**1,067**	**663**	**620**	**447**	**188**	**257**	**262**
TOTAL REVENUES	**1,779**	**1,205**	**921**	**858**	**549**	**525**	**518**
Payroll costs	(364)	(258)	(201)	(163)	(144)	(120)	(120)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(318)	(313)	(168)	(150)	(181)	(147)	(162)
Operating costs	**(682)**	**(571)**	**(369)**	**(313)**	**(325)**	**(267)**	**(282)**
OPERATING PROFIT	**1,097**	**634**	**552**	**545**	**224**	**258**	**236**
Restructuring costs	—	—	—	—	(1)	—	—
Net write-downs of loans and provisions for guarantees and commitments	(2)	1	(1)	(1)	20	(5)	16
Net income from investments and other items[1]	223	43	8	215	(221)	16	16
PROFIT BEFORE TAX	**1,318**	**678**	**559**	**759**	**22**	**269**	**268**
Cost-income ratio in %	38.3	47.4	40.1	36.5	59.2	50.9	54.4

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Markets & Investment Banking division

The Markets & Investment Banking division continued its successful, sustainable results trend in the current year, almost doubling its profit before tax year-on-year by 94.4% in the first half of 2007. In the first six months of 2007, profit before tax stands at €1,318 million compared to €678 million in the same period last year.

This good performance can be primarily attributed to the substantial rise of €463 million in operating profit and the gain of €219 million realised on the disposal of Indexchange recognised in net income from investments and other items.

Total revenues were up by a total of €574 million, or 47.6%. €108 million of this growth relates to the initial consolidation of UBM's investment banking activities, the income and expenses of which have been incorporated since April 1, 2007. But even when the transferred investment banking activities are not included in the figures, total revenues posted a significant year-on-year rise of almost 39%.

The strong growth in net trading, hedging and fair value income in particular, which climbed €353 million, is important to note. At the same time, net interest income and net fees and commissions, which both benefited from the excellent performance in structured finance, also recorded a substantial increase.

The sharp 19.4% rise in operating costs is attributable particularly to higher performance-related payroll costs alongside the first-time inclusion of UBM's investment banking activities. The cost-income ratio nevertheless improved considerably, from 47.4% in the first half of 2006 to 38.3% in the first half of 2007.

Income statement of the Other/consolidation division

INCOME/EXPENSES	1/1–30/6/2007 € millions	1/1–30/6/2006 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
TOTAL REVENUES	**350**	**88**	**149**	**201**	**7**	**(2)**	**60**
Operating costs	**(140)**	**(152)**	**(41)**	**(99)**	**(33)**	**(94)**	**(51)**
OPERATING PROFIT	**210**	**(64)**	**108**	**102**	**(26)**	**(96)**	**9**
Restructuring costs	(3)	(2)	(3)	—	(30)	(12)	(2)
Net write-downs of loans and provisions for guarantees and commitments	(200)	(232)	(114)	(86)	(179)	(91)	(132)
Net income from investments and other items[1]	127	33	78	49	(35)	(11)	2
PROFIT BEFORE TAX	**134**	**(265)**	**69**	**65**	**(270)**	**(210)**	**(123)**

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Other/consolidation division

The Other/consolidation segment encompasses the Global Banking Services and the Group Corporate Centre subsegments together with the profit contributions from the Special Credit Portfolio, the Real Estate Restructuring portfolio previously shown separately, and consolidation effects.

The total revenues of this segment rose sharply, from €88 million last year to €350 million in the first half of 2007. This development results almost exclusively from net interest income, which benefited from the interest effects arising from the inflow of funds in conjunction with the disposal of the discontinued operations. This effect was reinforced by the return on the purchase price (generated in the first quarter of 2007) together with the investment of the gains on disposal and the omission of the refinancing costs on the carrying amounts of the investments in the discontinued operations that were included last year. With operating costs remaining stable compared to the same period last year, the interest effect described above had a positive impact on operating profit. Net write-downs of loans and provisions for guarantees and commitments, which relate to the Special Credit Portfolio, fell by 13.8%, to €200 million. At the same time, the gain of €47 million on the disposal of Nordinvest and the gain of €113 million on the disposal of Münchener Rückversicherungs-Gesellschaft in particular led to the higher profit contribution from net income from investments and other items. Last year, this item included the gain of €55 million on the disposal of Babcock & Brown and €40 million on the disposal of Lufthansa. Profit before tax improved to €134 million after the first six months of the present financial year after a loss of €265 million in the equivalent period last year.

4 Net interest income

€ millions	1/1–30/6/ 2007	1/1–30/6/ 2006
Interest and similar income from		
lending and money market transactions	6,411	5,841
fixed-income securities	1,910	902
finance leases	30	21
Interest expense and similar charges from		
deposits	4,351	3,207
promissory notes and other liabilities		
evidenced by paper	1,776	1,651
subordinated capital	311	350
Total	**1,913**	**1,556**

Interest income and interest expense for financial assets and liabilities not carried at fair value through profit or loss totalled €6,067 million and €5,315 million, respectively.

5 Dividends and other income from equity investments

€ millions	1/1–30/6/ 2007	1/1–30/6/ 2006
Interest and similar income from		
equity securities and other variable-yield securities	67	59
subsidiaries	24	11
companies accounted for using the equity method	4	4
participating interests	136	73
Total	**231**	**147**

The interest income from participating interests increased by €63 million to €136 million essentially on account of higher dividend payouts by private equity funds.

6 Net fees and commissions

€ millions	1/1–30/6/ 2007	1/1–30/6/ 2006
Securities and custodial services	451	540
Foreign trade operations/money transfer operations	144	148
Lending operations	231	193
Other service operations	149	104
Total	**975**	**985**

This item comprises the balance of fee and commission income of €1,269 million (2006: €1,230 million) and fee and commission expense of €294 million (2006: €245 million).

In terms of the year-on-year change in net fees and commissions, the profit contributions made by the sold Activest companies, Index-change and Nordinvest are only included in net fees and commissions for 2006 up to the middle of the year, which has a negative effect when compared to 2006. In contrast, the initial consolidation of UBM's investment banking activities and the PlanetHome Group has a positive impact. When adjusted for initial consolidation, deconsolidation and currency effects, last year's level was exceeded by 5.3%.

7 Net trading, hedging and fair value income

€ millions	1/1–30/6/ 2007	1/1–30/6/ 2006
Net gains on financial instruments held for trading	**643**	**474**
Equity contracts	86	75
Interest rate and currency contracts	257	117
Dividend income arising from trading operations	300	282
Private equity realisation gains[1]	**99**	**—**
Effects arising from hedge accounting	**(4)**	**—**
Net gains on financial instruments designated at		
fair value through profit or loss	**57**	**7**
Other net trading, hedging and fair value income	**24**	**1**
Total	**819**	**482**

1 the gains on the disposal of actively managed holdings in the private equity business are recorded here. The gains of around €23 million realised in the previous year have not been adjusted. They are shown under net income from investments

8 Net other expenses/income

€ millions	1/1–30/6/ 2007	1/1–30/6/ 2006
Other income	**164**	**105**
Other expenses	**115**	**62**
Net other expenses/income	**49**	**43**

9 Net write-downs of losses and provisions for guarantees and commitments

€ millions	1/1–30/6/ 2007	1/1–30/6/ 2006
Additions	**908**	**884**
Allowances for losses on loans and advances	884	861
Allowances for losses on guarantees and indemnities	24	23
Reversals	**(483)**	**(403)**
Allowances for losses on loans and advances	(478)	(395)
Allowances for losses on guarantees and indemnities	(5)	(8)
Recoveries from write-offs of loans and receivables	**(35)**	**(69)**
Total	**390**	**412**

10 Net income from investments

€ millions	1/1–30/6/ 2007	1/1–30/6/ 2006
Gains on the disposal of		
placements, loans and advances	1	—
available-for-sale investments	104	155
held-to-maturity investments	—	2
companies accounted for using		
the equity method	—	—
shares in affiliated companies	258	—
land and buildings	20	—
Write-downs and value adjustments on		
available-for-sale investments	—	(19)
held-to-maturity investments	—	—
companies accounted for using		
the equity method	—	—
shares in affiliated companies	—	—
land and buildings	—	—
Total	**383**	**138**

The gains of €258 million on the disposal of shares in affiliated companies include the gains realised on the disposal of Indexchange amounting to €219 million and Nordinvest amounting to €47 million.

The gains on the disposal of the available-for-sale investments can be attributed essentially to the €113 million realised on the disposal of Münchener Rückversicherungs-Gesellschaft AG.

11 Income statement and earnings per share of discontinued operations

In 2007, the gains on disposal of the BA-CA Group, IMB, AS UniCredit Bank and HVB Bank Ukraine amounting to €3,772 million before tax are included under net income from investments in the income statement of discontinued operations. Compliant with IFRS, the gains on disposal account for a total of €82 million in taxes. In addition, the income and expenses of the HVB branches in Vilnius and Tallinn up to the economic completion date of March 1, 2007 are disclosed in 2007. The previous-year figures also include the income and expenses of the business activities of the discontinued operations sold in the first quarter of 2007.

Income statement of discontinued operations

€ millions	1/1–30/6/ 2007	1/1–30/6/ 2006
Net interest income	2	1,420
Net fees and commissions	1	895
Net trading, hedging and fair value income	—	293
Net other income/expenses	—	47
TOTAL REVENUES	**3**	**2,655**
Operating costs	(3)	(1,478)
OPERATING PROFIT	**—**	**1,177**
Provisions for risks and charges	—	(4)
Write-down on goodwill	—	—
Restructuring costs	—	—
Net write-downs of loans and provisions for		
guarantees and commitments	—	(206)
Net income from investments	3,772	690
Other non-operating expenses	—	—
PROFIT BEFORE TAX	**3,772**	**1,657**
Income tax for the period	(82)	(192)
PROFIT AFTER TAX	**3,690**	**1,465**
Minorities	—	(413)
NET PROFIT	**3,690**	**1,052**

Earnings per share of discontinued operations

Earning per share (€)	1/1–30/6/ 2007	1/1–30/6/ 2006
	4.75	1.40

12 Earnings per share

FULL HVB GROUP	1/1–30/6/ 2007	1/1–30/6/ 2006
Net profit (€ millions)	5,084	1,706
Average number of shares	776,541,406	750,699,140
Earnings per share (€)	6.55	2.27

HVB GROUP NEW	1/1–30/6/ 2007	1/1–30/6/ 2006
Net profit (€ millions)	1,394	654
Net profit (adjusted[1], € millions)	1,012	656
Average number of shares	776,541,406	750,699,140
Earnings per share (€)	1.80	0.87
Earnings per share (adjusted[1], €)	1.30	0.87

1 2007 figures adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations, the gains on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG and restructuring costs; 2006 adjusted for restructuring costs

NOTES TO THE BALANCE SHEET

13 Assets held for trading purposes

€ millions	30/6/2007	31/12/2006
Debt securities and other fixed-income securities	62,662	45,709
Equity securities and other variable-yield securities	27,458	19,917
Positive fair values from derivative financial instruments	62,182	35,114
Other assets held for trading purposes	33,381	6,471
Total	**185,683**	**107,211**

14 Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	30/6/2007	31/12/2006
Repayable on demand	15,283	12,919
With agreed maturities	37,524	28,345
Total	**52,807**	**41,264**

15 Loans and advances to customers, broken down by maturity

€ millions	30/6/2007	31/12/2006
Repayable on demand	13,271	13,658
With agreed maturities	159,221	156,340
up to 3 months	27,440	22,838
from 3 months to 1 year	12,022	11,999
from 1 year to 5 years	35,299	34,040
from 5 years and over	84,460	87,463
Total	**172,492**	**169,998**

16 Total volume of lending

By content

€ millions	30/6/2007	31/12/2006
Placements with, and loans and advances to, other banks	21,026	18,027
Loans and advances to customers	167,336	167,068
Contingent liabilities arising from guarantees and indemnities	28,138	24,977
Total	**216,500**	**210,072**

17 Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances

€ millions	2007	2006
Balance at January 1, HVB Group new	**6,068**	**9,228**
Changes affecting income		
Gross additions	884	861
Releases	(478)	(395)
Changes not affecting income		
Changes due to make-up of group of consolidated companies and reclassifications of disposal groups held for sale	—	(869)
Use of existing loan-loss allowances	(372)	(1,554)
Effects of currency translation and other changes not affecting income	7	3
Non-current assets or disposal groups held for sale	—	—
Balance at June 30, HVB Group new	**6,109**	**7,274**

18 Investments

€ millions	30/6/2007	31/12/2006
Held-to-maturity investments		
Debt securities and other fixed-income securities	2,627	471
Available-for-sale investments	7,832	7,138
Non-consolidated subsidiaries	567	588
Participating interests	2,051	1,884
Debt securities and other fixed-income securities	3,538	2,700
Equity securities and other variable-yield securities	1,676	1,966
of which: long-term securities	1,146	1,413
Fair-value-option investments	11,367	11,728
Debt securities and other fixed-income securities	11,309	11,613
Equity securities and other variable-yield securities	58	115
Companies accounted for using the equity method	39	35
of which: goodwill	—	—
Investment property	477	473
Total	**22,342**	**19,845**

19 Assets of discontinued operations

Assets	30/6/2007 € millions	31/12/2006 € millions
Cash reserve	12	2,874
Assets held for trading purposes	—	17,188
Placements with, and loans and advances to, other banks	12	32,694
Loans and advances to customers	292	88,504
Allowances for losses on loans and advances	(2)	(2,755)
Investments	2	18,296
Property, plant and equipment	1	915
Intangible assets	—	1,984
Income tax assets	—	1,022
Other assets	—	2,725
Total assets	**317**	**163,447**

After the disposal of the BA-CA Group, IMB, AS UniCredit Bank and HVB Bank Ukraine in the first quarter of 2007, only the HVB AG branches in Vilnius and Tallinn were defined as discontinued operations in the first half of 2007. At December 31, 2006, the sold companies named above were also defined as discontinued operations in addition to the HVB AG branches in Vilnius and Tallinn.

20 Non-current assets or disposal groups held for sale

Compliant with IFRS 5, non-current assets held for sale and the assets of a disposal group held for sale are shown separately in the balance sheet. At June 30, 2007 this item contains the following:

- Financial Markets Service Bank GmbH (FMS Bank)
  Under the terms of an agreement dated July 3, 2007, HVB will transfer securities processing and custodial operations to the French financial services provider CACEIS. The sale is to take place by the end of 2007.

- As HVB Group companies concentrate on their respective core competencies, HVB Banque Luxembourg S. A., Luxembourg, will cease to offer depositary banking services from the middle of 2007 in accordance with a resolution adopted during 2006. Consequently, the balance sheet totals relating to its depositary banking activities have been classified as held for sale. At June 30, 2007, a small amount arising from depositary banking activites was still on the balance sheet, with the transfer expected to take place in the third quarter of 2007.

- In addition, various other investment properties previously carried under investments have been classified as held for sale. This is also the case for individual buildings which were carried under property, plant and equipment on account of their predominant use to date for bank operations.

- Tishman Speyer
  The only asset held by this company is a property that is not part of HVB's strategic property portfolio and will probably be sold at the start of August 2007. Tishman Speyer will then be wound up.

Due to the disposals realised in the first quarter of 2007, the following, which were still shown as non-current assets or disposal groups held for sale at December 31, 2006, are no longer included in this item at June 30, 2007:

- HVB Payments & Services (PAS)
  In June 2006, Postbank and HypoVereinsbank concluded a preliminary contract on future co-operation in payments. With effect from January 1, 2007, we sold the payment subsidiary PAS to Postbank. Under this sale, Postbank also assumed the task of processing payments on behalf of HVB.

- The sale of a non-strategic real estate portfolio disclosed under investments to Värde Partners, Inc., announced by the Management Board of HVB AG on December 13, 2006, was completed in the first quarter of 2007.

- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg
  After HVB AG and Pioneer Global Asset Management S.p.A. (PGAM) reached agreement on the sale of Nordinvest to PGAM on January 31, 2007, Nordinvest was transferred to PGAM in the first quarter of 2007. The aim is to integrate Nordinvest into the Pioneer Investment Group.

- The sale of Indexchange Investment AG to Barclays Bank PLC announced on November 7, 2006 was completed in the first quarter of 2007. The selling price amounted to €240 million.

Selected Notes continued

The following table shows the breakdown of the main groups of assets described above:

Assets	30/6/2007 € millions	31/12/2006 € millions
Cash reserve	—	—
Assets held for trading purposes	—	—
Placements with, and loans and advances to, other banks	55	3
Loans and advances to customers	1	614
Allowances for losses on loans and advances	—	—
Investments	50	343
Property, plant and equipment	1	22
Intangible assets	14	4
Income tax assets	3	5
Other assets	3	13
Total assets	**127**	**1,004**

21 Deposits from other banks, broken down by maturity

€ millions	30/6/2007	31/12/2006
Repayable on demand	21,495	20,420
With agreed maturities	70,827	65,252
Total	**92,322**	**85,672**

22 Amounts owed to other depositors, broken down by maturity

€ millions	30/6/2007	31/12/2006
Savings deposits and home-loan savings deposits	15,235	15,794
Other liabilities	83,092	76,342
Repayable on demand	45,582	40,114
With agreed maturities	37,510	36,228
Total	**98,327**	**92,136**

23 Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	30/6/2007	31/12/2006
With agreed maturities		
up to 3 months	14,388	12,134
from 3 months to 1 year	15,840	11,613
from 1 year to 5 years	29,783	32,475
from 5 years and over	17,539	20,716
Total	**77,550**	**76,938**

24 Provisions

€ millions	30/6/2007	31/12/2006
Provisions for pensions and similar commitments	147	190
Allowances for losses on guarantees and indemnities	255	249
Restructuring provisions	215	243
Other provisions	1,037	1,001
Total	**1,654**	**1,683**

In mid-2007, we reviewed the relevant parameters used to calculate the provision for direct pension obliations. The effects of the latest changes to the parameters for the rate of increase in pension obligations, the rate of increase over career, the modified underlying biometric data and the interest rate (currently 4.75% after 4.25% for 2006) were calculated in a reconciliation. This did not give rise to any net material changes to the pension commitments, meaning that it was not necessary to adjust the provisions for pensions or shareholders' equity during the year.

25 Other liabilities

Among other things, other liabilities include the change in the fair value of hedged transactions arising from the portfolio of fair value hedges for interest risks on a limited portfolio of bank liabilities, which has been used for the first time in 2007. The adjusted hedge amount, which is shown separately from the hedged transactions in the balance sheet, totals €47 million. This is offset by high positive fair values to almost the same amount for the related hedging derivatives recognised under Other assets.

26 Subordinated capital

€ millions	30/6/2007	31/12/2006
Subordinated liabilities	7,927	8,514
Participating certificates outstanding	616	619
Hybrid capital instruments	2953	3,009
Total	**11,496**	**12,142**

27 Liabilities of discontinued operations

The following table shows the breakdown of the liabilities of discontinued operations:

€ millions	30/6/2007	31/12/2006
Deposits from other banks	2	50,495
Amounts owed to other depositors	77	59,641
Promissory notes and other liabilities evidenced by paper	—	21,898
Liabilities held for trading purposes	—	5,237
Provisions	—	4,521
Income tax liabilities	—	655
Other liabilities	237	3,597
Subordinated capital	—	5,634
Total liabilities	**316**	**151,678**

For information regarding changes in this balance sheet item, please refer to note 19 "Assets of discontinued operations".

28 Liabilities of disposal groups held for sale

The following table shows the breakdown of the liabilities of the disposal groups held for sale:

€ millions	30/6/2007	31/12/2006
Deposits from other banks	224	8
Amounts owed to other depositors	200	1,176
Liabilities held for trading purposes	—	—
Provisions	14	37
Income tax liabilities	2	1
Other liabilities	7	20
Total liabilities	**447**	**1,242**

For information regarding changes in this balance sheet item, please refer to note 20 "Non-current assets or disposal groups held for sale".

29 Treasury stock

In the period under review, treasury stock was purchased on the basis of the authorisation granted through the resolution adopted by the Annual General Meeting of HVB AG on May 23, 2006 and June 27, 2007 pursuant to Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 1,044,642 shares of treasury stock were purchased by HVB AG and controlled or majority-owned companies at the respective current market prices as part of normal securities trading, and a total of 1,068,902 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €38.40 per share and resold at an average price of €38.20 per share. The shares purchased during the period under review amounted to an equivalent of €3.1 million, or 0.1% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 23,858, equivalent to €0.07 million or 0.003% of capital stock.

Within the scope of lending operations, the Bank and its controlled or majority-owned companies had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 77,025 shares as collateral as of June 30, 2007. This represents €0.2 million, or 0.01% of capital stock.

OTHER INFORMATION

30 Contingent liabilities and other commitments

€ millions	30/6/2007	31/12/2006
Contingent liabilities	**28,138**	**24,977**
of which: Guarantees and indemnities	28,138	24,977
Other commitments	**74,318**	**58,298**
of which: Irrevocable credit commitments	56,339	45,243
Total, HVB Group new	**102,456**	**83,275**
Discontinued operations and disposal group held for sale	—	23,622
Full HVB Group	**102,456**	**106,897**

31 Members of the Supervisory and Management Boards

Supervisory Board

Alessandro Profumo
Chairman

Peter König
Deputy Chairman

Dr Lothar Meyer
Deputy Chairman

Aldo Bulgarelli

Beate Dura-Kempf

Sergio Ermotti

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Roberto Nicastro

Vittorio Ogliengo

Panagiotis Sfeliniotis
since July 1, 2007

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder
until June 30, 2007

Management Board

Willibald Cernko
Retail division

Stefan Ermisch
Markets & Investment Banking division
Internal organisation, integration and establishment of global investment banking activities
since March 21, 2007

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr Stefan Schmittmann
Corporates & Commercial Real Estate Financing division

Ronald Seilheimer
Markets & Investment Banking division
Markets

Matthias Sohler
Chief Operating Officer (COO)

Dr Wolfgang Sprissler
Board Spokesman

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Wealth Management division

Munich, August 1, 2007

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
The Management Board

Cernko Ermisch Friedhofen Laber Schmittmann

Seilheimer Sohler Sprissler Varese Wölfer

Statement by the Management Board

in accordance with Section 37y of the German Securities Trading Act in conjunction with Section 37w (2) No. 3 of the German Securities Trading Act

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Interim Management Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Munich, August 1, 2007

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
The Management Board

Cernko Ermisch Friedhofen Laber Schmittmann

Seilheimer Sohler Sprissler Varese Wölfer

Certification of the audited review

of abbreviated interim consolidated financial statements compliant with IFRS for interim management reporting as applicable in the EU and group interim management reports.

To Bayerische Hypo- und Vereinsbank AG, München
We have reviewed the condensed interim consolidated financial statements – comprising the balance sheet, income statement, condensed changes in equity, condensed cash flow statement and selected explanatory notes – and the interim group management report of Bayerische Hypo- und Vereinsbank AG, München, for the period from 1 January to 30 June, 2007 which are part of the half year financial reports according to § 37 w WpHG ["Wertpapierhandelsgesetz": "German Securities Trading Act"]. The preparation of the condensed interim consolidated financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report which has been prepared in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports is the responsibility of the Company's management. Our responsibility is to issue a review report on these condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.

Munich, August 1, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Pukropski
Wirtschaftsprüfer

Summary of Quarterly Financial Data

HVB Group

Operating performance (€ millions)	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Net interest income	1,003	1,141	893	803	851
Net fees and commissions	488	487	397	371	447
Net trading, hedging and fair value income	469	350	95	191	185
Net other expenses/income	22	27	(7)	(4)	16
TOTAL REVENUES	**1,982**	**2,005**	**1,378**	**1,361**	**1,499**
Operating costs	(943)	(955)	(906)	(919)	(906)
OPERATING PROFIT	**1,039**	**1,050**	**472**	**442**	**593**
Provisions for risks and charges	(19)	(6)	(91)	(27)	(25)
Write-down on goodwill	—	—	—	—	—
Restructuring costs	(3)	0	(41)	(16)	(3)
Net write-downs of loans and provisions for guarantees and commitments	(181)	(209)	(295)	(226)	(202)
Net income from investments	113	270	(18)	551	49
Other non-operating expenses	—	—	(153)	—	—
PROFIT BEFORE TAX	**949**	**1,105**	**(126)**	**724**	**412**
Income tax for the period	(326)	(291)	500	(60)	(123)
NET PROFIT	**623**	**814**	**374**	**664**	**289**
Minorities	(22)	(21)	(38)	(14)	(27)
NET PROFIT OF HVB GROUP NEW	**601**	**793**	**336**	**650**	**262**
Profit after tax of discontinued operations	1	3,689	1,695	297	1,083
Minorities in profit of discontinued operations	—	—	(159)	(105)	(290)
NET PROFIT OF FULL HVB GROUP	**602**	**4,482**	**1,872**	**842**	**1,055**
Earnings per share (€)[1], HVB Group new	0.60	0.70	0.45	0.18	0.35

1 Q2 2007 figure adjusted for the gain on disposal of Münchener Rückversicherungs-Gesellschaft AG and restructuring costs; unadjusted earnings per share total €0.74
Q1 2007 figure adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange; unadjusted earnings per share total €1.06
Q4 2006 figure adjusted for restructuring costs, special effect of write-downs of loans and provisions for guarantees and commitments, gains on disposal of Münchener Rückversicherungs-Gesellschaft AG, valuation expenses for the announced disposal of a portfolio of non-strategic real estate, and other non-operating expenses; unadjusted earnings per share total €0.44
Q3 2006 figure adjusted for restructuring costs and the gain on disposal of the Activest companies; unadjusted earnings per share total €0.87
Q2 2006 figure adjusted for restructuring costs; unadjusted earnings per share total €0.35

HVB Group

	30/6/2007	31/3/2007	31/12/2006	30/9/2006	30/6/2006
Key indicators (%)					
Return on equity after taxes, adjusted[2]	17.5	18.6	11.1	10.4	12.8
Return on equity after taxes	25.0	29.4	15.9	16.8	12.7
Cost-income ratio (based on total revenues)	47.6	47.6	62.1	61.0	58.2
Balance sheet figures (€ billions)					
Total assets	437.6	362.9	508.0	495.1	486.8
Shareholders' equity	23.4	22.6	20.0	18.5	16.6
Key capital ratios compliant with German Banking Act (KWG)					
Core capital (€ billions)	22.8[3]	21.3[3]	18.3	17.1	16.9
Risk-weighted assets (€ billions)	144.2	139.4	219.3	236.0	233.5
Core capital ratio (%)	15.8[3]	15.3[3]	8.4	7.3	7.2
Share information					
Share price (€)	41.98	39.78	33.03	34.50	28.28
Market capitalisation (€ billions)	33.7	29.9	24.8	25.9	21.2
Employees	24,967[1]	24,861[1]	50,659	60,881	62,716
Offices	847[1]	788[1]	1,877	2,378	2,489

1 without discontinued operations

2 figure at June 30, 2007 adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations, the gains on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG and restructuring costs
figure at March 31, 2007 adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange
figure at December 31, 2006 adjusted for restructuring costs, special effect of write-downs of loans and provisions for guarantees and commitments, gains on disposal of Activest companies and Münchener Rückversicherungs-Gesellschaft AG, valuation expenses for the announced disposal of a portfolio of non-strategic real estate and other non-operating expenses
figure at September 30, 2006 adjusted for restructuring costs and the gain on disposal of Activest companies
figure at June 30, 2006 adjusted for restructuring costs

3 core capital and core capital ratio at March 31, 2007 and June 30, 2007 including inflow to shareholders' equity arising from the disposal of discontinued operations

Financial Calendar

IMPORTANT DATES 2007

Half-yearly Financial Report	August 3, 2007
Third-quarter interim report	November 13, 2007

Contacts
Should you have any questions about the annual report or our interim reports please contact Group Investor Relations
calling +49 (0)89 378-25276,
faxing +49 (0)89 378-24083, or
e-mailing ir@hvbgroup.com
You can call up important company announcements as soon as they have been published by visiting our website at www.hvb.com, where you can also register for our e-mail subscription service.

Internet
You can call up our annual and interim reports on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport

Shareholder publications
Annual Report (English/German)
Interim reports (English/German)
for the first, second and third quarters
Sustainability Report
You can obtain .pdf files of all reports on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport
www.hvb.com/sustainabilityreport

Ordering
To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by
calling +49 (0)89 89506075 or
faxing +49 (0)89 89506030.

This paper is made of chlorin free pulp and with acid-free raw materials.
Non-ageing according to ISO 9706.

HypoVereinsbank

Member of

UniCredit Group

82-3777

HypoVereinsbank

Member of UniCredit Group



Zwischenbericht zum 31. März 2007

Herausgeber:
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48
Layout: Mercurio S.r.L., Mailand
Satz: Layoutsatz 2000 GmbH & Co. KG, München
Druck: Druckerei Kriechbaumer
Druckfreigabe: 10.5.2007
Auslieferung: 16.5.2007
Printed in Germany

HypoVereinsbank

Member of UniCredit Group



Markus Prachensky, »Ohne Titel«, 1984, BA-CA Kunstsammlung.

Zwischenbericht zum 31. März 2007

Inhalt

Financial Highlights

	1.1.–31.3.2007[1]	1.1.–31.3.2006[1]
Kennzahlen		
Eigenkapitalrentabilität nach Steuern[2]	31,6%	14,3%
Eigenkapitalrentabilität nach Steuern bereinigt[2,3]	20,8%	14,3%
Eigenkapitalrentabilität vor Steuern[2]	44,0%	22,2%
Eigenkapitalrentabilität vor Steuern bereinigt[2,3]	31,6%	22,2%
Cost-Income-Ratio (gemessen an den operativen Erträgen)	47,6%	56,2%

Erfolgszahlen	1.1.–31.3.2007[1]	1.1.–31.3.2006[1]
Operatives Ergebnis	1050 Mio €	750 Mio €
Ergebnis vor Steuern	1105 Mio €	608 Mio €
Gewinn/Verlust	793 Mio €	392 Mio €
Ergebnis je Aktie	1,06 €	0,52 €
Ergebnis je Aktie bereinigt[3]	0,70 €	0,52 €

Bilanzzahlen	31.3.2007	31.12.2006[4]
Bilanzsumme	362,9 Mrd €	358,3 Mrd €
Bilanzielles Eigenkapital	22,6 Mrd €	21,9 Mrd €

Bankaufsichtsrechtliche Kennzahlen nach KWG	31.3.2007	31.12.2006[4]
Kernkapital (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	21,3 Mrd €	21,6 Mrd €
Risikoaktiva	139,4 Mrd €	137,4 Mrd €
Kernkapitalquote (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	15,3%	15,8%
	31.3.2007[1]	**31.12.2006[1]**
Mitarbeiter	24861	25738
Geschäftsstellen	788	785

1 ohne aufgegebene Geschäftsbereiche.
2 Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva.
3 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange.
4 HVB Group neu: Pro forma Zahlen der fortgeführten Geschäftsbereiche.

AKTIE		1.1.–31.3.2007	2006
Börsenkurs:	Stichtag	39,78 €	33,03 €
	Höchststand	40,06 €	36,65 €
	Tiefststand	32,30 €	25,52 €
Börsenkapitalisierung Stichtag		29,9 Mrd €	24,8 Mrd €

Ratings

	LANGFRISTIG	KURZFRISTIG	AUSBLICK	ÖFFENTLICHE PFANDBRIEFE	HYPOTHEKEN-PFANDBRIEFE
Moody's	A2	P-1	stable	Aa1	Aa1
S & P	A	A-1	positive	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA

Lagebericht

DIE ERSTE WAHRE EUROPÄISCHE BANK IST REALITÄT

Formaler Integrationsprozess kurz vor dem Abschluss

Im März hat die UniCredit Gruppe mitgeteilt, dass sie den gruppenweiten Integrationsprozess deutlich früher als geplant abschließen konnte. Eine führende, dynamische Kraft im europäischen Bankensektor ist Realität geworden. Die HypoVereinsbank kann ihre Ressourcen nun voll auf ihr Kundengeschäft und den Ausbau ihrer Marktposition in Deutschland sowie die Investment Banking Aktivitäten konzentrieren.

Seit dem Vollzug des Zusammenschlusses im November 2005 wurden mit Unterstützung des Integration Office konzernweit einheitliche Management- und Steuerungsstrukturen in der UniCredit Gruppe mit durchgängigen Prozessen, gemeinsamen Plattformen und Produktfabriken aufgebaut. Bei der HypoVereinsbank erfolgte dies im Laufe des Jahres 2006, womit wir alle notwendigen Voraussetzungen für die Realisierung von Synergien und einer nachhaltigen Erhöhung unserer Wertschöpfungskraft geschaffen haben. Das Integration Office wird im Mai 2007 geschlossen. Die noch ausstehenden Integrationsaktivitäten werden in der HypoVereinsbank von den zuständigen Divisionen direkt umgesetzt.

Wesentliche Schritte zur Neuordnung der Organisationsstruktur umgesetzt

Im ersten Quartal hat die HypoVereinsbank ihre strategische Neuausrichtung weiter vorangetrieben und dabei wesentliche Meilensteine erreicht. Nach Zustimmung unserer Aktionäre auf der außerordentlichen Hauptversammlung am 25. Oktober des vergangenen Jahres erfolgte im ersten Quartal diesen Jahres die Übertragung der Anteile der Bank Austria Creditanstalt, der International Moscow Bank und der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) sowie der HVB Bank Ukraine.

Ende März haben der Verwaltungsrat der UniCredit Banca Mobiliare (UBM) sowie der Vorstand und der Aufsichtsrat der HypoVereinsbank die Einbringung des Investment Banking Geschäfts der UBM gegen Ausgabe von 51 684 532 neuer Stammaktien der HVB genehmigt. Der Transfer wurde am 1. April 2007 wirksam. Nach Vollzug der Kapitalerhöhung ist UniCredit direkt und indirekt mit 95,4% am Aktienkapital der HVB beteiligt. Die Transaktion stellt den ersten Schritt dar, das Kompetenzzentrum für die Investment Banking Aktivitäten der gesamten UniCredit Gruppe nicht nur virtuell, sondern auch formal-rechtlich bei der HypoVereinsbank anzusiedeln. Gleichzeitig wird damit unsere Stellung als eine der führenden europäischen Investmentbanken gestärkt.

In diesem Zusammenhang hat der Aufsichtsrat der HypoVereinsbank mit Wirkung vom 21. März 2007 Stefan Ermisch, Chief Operating Officer der Markets & Investment Banking Division der UniCredit Group, als neues Vorstandsmitglied der HVB AG bestellt. Er wird neben seiner divisionalen Funktion bei UniCredit vor allem für die Organisation und Integration der globalen Investment Banking Aktivitäten der UniCredit Gruppe in der HVB AG verantwortlich sein. Mit der Berufung von Stefan Ermisch tragen wir der steigenden Bedeutung des Investment Bankings in der HVB Rechnung.

An dieser Stelle möchten wir uns ausdrücklich bei unseren Mitarbeitern und deren Vertretungen bedanken. Ihre Bereitschaft Veränderungen mitzutragen und gleichzeitig engagiert den geschäftlichen Erfolg zu gestalten, ist die Basis für unsere positive Entwicklung. Dies gibt uns allen das notwendige Selbstvertrauen, mit dem wir auch die Zukunft erfolgreich meistern werden.

UniCredit kündigt Squeeze-out bei der HypoVereinsbank an

Am 23. Januar 2007 hatte UniCredit bekanntgegeben, die Anteile der Minderheitsaktionäre der HypoVereinsbank erwerben zu wollen. Angesichts des erfolgreich und schneller als geplant verlaufenden Integrationsprozesses sieht der Vorstand der HypoVereinsbank in dem angekündigten Squeeze-out einen konsequenten Schritt. Mit diesem Schritt zielt UniCredit auf eine Vereinfachung der operativen Prozesse bei der HypoVereinsbank, um die Reaktionsgeschwindigkeit auf Marktveränderungen weiter zu erhöhen. UniCredit erhöht ihr finanzielles Commitment im deutschen Markt und stärkt dadurch die Rolle der HypoVereinsbank innerhalb der Gruppe. Die Aktionäre der HypoVereinsbank sollen auf der Hauptversammlung Ende Juni über den Squeeze-out entscheiden.

Gesamtwirtschaftliche Lage und Branchenentwicklung

Makroökonomische Lage

Die Weltwirtschaft zeigte sich im ersten Quartal 2007 erneut recht wachstumsstark. Allerdings hat ein globaler Anpassungsprozess bereits eingesetzt. So deuten erste Frühindikatoren auf eine Verlangsamung des Konjunkturzyklusses in den USA hin. Grund hierfür ist die während des gesamten letzten Jahres zu beobachtende Abkühlung am US-Immobilienmarkt, die einen Rückgang der Ausgaben für langlebige Güter (einschließlich Pkw) zur Folge hatte und dadurch auch das Verarbeitende Gewerbe belastete. Tatsächlich ist das US-Wachstum seit dem zweiten Halbjahr 2006 auf rund 2–2,5% geschrumpft. Eine Beschleunigung ist anhand der vorläufigen Zahlen für das erste Quartal 2007 bislang nicht erkennbar. Trotz der weiterhin positiven Daten vom Arbeitsmarkt, spiegelt das Gesamtbild für die US-Wirtschaft ein nur moderates Wachstum wider.

Im Gegensatz dazu scheint der Euroraum in den letzten Monaten auf dem besten Weg, bezüglich des Wirtschaftswachstums zum Spitzenreiter aufzusteigen. Trotz einiger heterogener Entwicklungen sind die Gesamtzahlen weiterhin positiv, während die Stimmungsindikatoren im Trend nach oben weisen oder sich auf einem sehr hohen Niveau eingependelt haben.

Dabei stieg der Euro bis auf 1,36 US-Dollar (Stand: 18. April). Das uneinheitliche Wachstumstempo der Volkswirtschaften im Euroraum beeinflusst auch die Anleihemärkte. Hier haben sich die Renditespreads mittlerweile bis auf rund 50 Basispunkte verengt. Die Kurse an den Aktienmärkten gingen Ende Februar überraschend auf Talfahrt. Auslöser waren zum einen die massiven Verkaufswellen an den überhitzten Märkten in Asien, die eine Neubewertung der Risiken erforderlich machten, und zum anderen die Krise bei stärker risikobehafteten US-Hypothekenfinanzierungen im Subprime-Segment, die einige Finanzinstitute in ernste Schwierigkeiten brachte. Danach setzte sich der positive Trend an den Märkten aber wieder fort, auch wenn die Performance im Euroraum deutlich besser ausfiel als in den USA.

In Deutschland haben sich die Ängste vor einer durch die Mehrwertsteuererhöhung bedingten wirtschaftlichen Beeinträchtigung angesichts der aktuellen Zahlen teilweise wieder gelegt. Zwar verzeichnete der Einzelhandel im Januar und Februar 2007 einen Umsatzrückgang, doch die Industrieproduktion konnte zulegen, und auch das Verbrauchervertrauen steigt weiter an. Insofern sollte sich die Delle im privaten Konsum auf das erste Quartal 2007 beschränken. Alle anderen Indikatoren, einschließlich der Arbeitsmarktindikatoren, deuten darauf hin, dass die Konjunktur stabil bleibt und weiterhin ein erhebliches Wachstumstempo zu erwarten ist.

Branchenentwicklung in Deutschland

Trotz des anhaltend kräftigen Wirtschaftswachstums haben sich die wichtigsten Rentabilitätstreiber für den Bankensektor in den ersten Monaten des Jahres 2007 leicht abgeschwächt. Während sich die Kreditausreichung an inländische Nichtbanken über den Zeitraum eines Jahres kontinuierlich erhöhte, stagnierte die Kreditvergabe in den ersten Monaten 2007. Dies betraf jedoch hauptsächlich den staatlichen Sektor und Selbstständige, während die übrigen Nichtbanken weiterhin ein stabiles Wachstum verzeichneten. Die kurzfristige Kurskorrrektur am deutschen Aktienmarkt Ende Februar 2007 wurde jedoch durch den jüngsten Kursanstieg überkompensiert und stellte zum Ende des ersten Quartals keine wesentliche Beeinträchtigung für die Investmentfondsbranche dar. Wir rechnen insgesamt nach wie vor mit guten Ergebnissen für das erste Quartal 2007 und halten an unserem positiven Szenario für das Gesamtjahr fest.

GESCHÄFTSVERLAUF UND ERGEBNISENTWICKLUNG DER HVB GROUP

Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Im Januar 2007 wurden bis auf die Filialen Vilnius und Tallinn alle bisher als aufgegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne (Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank, Riga, HVB Bank Ukraine) übertragen und mit Wirkung zum 1. Januar 2007 entkonsolidiert.

In der Gewinn- und Verlustrechnung der HVB Group werden deshalb in 2007 gemäß IFRS 5 die operativen Ergebnisse der Filialen Vilnius und Tallinn sowie die Entkonsolidierungsgewinne der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Fremdanteile erst nach dem Gewinn der HVB Group neu in separaten GuV-Positionen (Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche bzw. Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche) ausgewiesen. Die Vorjahresvergleichszahlen der genannten GuV-Positionen enthalten die Ergebnisse aus der Geschäftstätigkeit der übertragenen Gesellschaften.

Vom Gewinn nach Steuern und nach Abzug der Fremdanteile der HVB Group gesamt in Höhe von 4482 Mio € (Vorjahr 651 Mio €) entfallen – bedingt durch die Gewinne aus der Entkonsolidierung der BA-CA Gruppe, der IMB, der AS UniCredit Bank und der HVB Bank Ukraine – 3689 Mio € auf aufgegebene Geschäftsbereiche (Vorjahr 259 Mio €). Der Gewinn aus den fortgeführten Geschäftsbereichen (Gewinn der HVB Group neu) hat sich mit 793 Mio € gegenüber dem Vorjahreszeitraum mehr als verdoppelt.

Operatives Ergebnis

Das operative Ergebnis der HVB Group erhöhte sich gegenüber dem sehr erfolgreichen ersten Quartal 2006 um 40,0% auf 1050 Mio €. Der Anstieg des operativen Ergebnisses gegenüber dem Vorjahreszeitraum ist bei weiter reduzierten Kosten insbesondere auf die um 17,0% gestiegenen operativen Erträge zurückzuführen. Aus diesen Produktivitätssteigerungen resultiert eine um 8,6%-Punkte auf 47,6% deutlich verbesserte Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen). Mit dieser guten operativen Performance konnten wir im ersten Quartal 2007 die im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2006 (Geschäftsbericht 2006 Seite 68) erwähnten ambitionierten Ziele einer spürbaren Verbesserung der operativen Erträge bei nur leicht ansteigenden Verwaltungsaufwendungen und damit einer Verbesserung der Cost-Income-Ratio gut erreichen.

Zinsüberschuss

Der starke Anstieg beim originären Zinsüberschuss gegenüber dem Vorjahr von rund ein Drittel auf 1074 Mio € steht auch im Zusammenhang mit dem Mittelzufluss aus den Veräußerungen der aufgegebenen Geschäftsbereiche. Hier wirken sich neben dem Zufluss der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006 und der Anlage der Veräußerungsgewinne auch der Wegfall der Refinanzierungsaufwendungen im Vergleich zum Vorjahr deutlich begünstigend aus.

Die durchschnittlichen Risikoaktiva (KWG) verminderten sich gegenüber dem ersten Quartal 2006 um 6,6% im Einklang mit unserer Volumensabbaustrategie. Die negativen Auswirkungen aus dem starken Volumensabbau im Gesamtjahr 2006 wurden durch die beschriebenen Liquiditätsvorteile aus der Veräußerung der aufgegebenen Geschäftsbereiche überkompensiert.

Die Zinserträge aus Dividenden und ähnliche Erträge aus Kapitalinvestitionen erhöhten sich um 19 Mio € auf 67 Mio € infolge gestiegener Ausschüttungen aus Private Equity Fonds.

Provisionsüberschuss

Der Rückgang des Provisionsüberschusses gegenüber dem Vorjahr ist im Wesentlichen auf den Verkauf der Activest Gesellschaften zum Halbjahr 2006 und der Veräußerung der Nordinvest und Indexchange im Januar 2007 zurückzuführen. Bereinigt um Währungs und Konsolidierungseffekte haben wir den überdurchschnittlich hohen Vorjahreswert fast erreicht (–1,1% gegenüber Vorjahr). Zu dem guten Wert des ersten Quartals 2007 haben auch in diesem Jahr der erfolgreiche Absatz von innovativen Anlageprodukten, wie zum Beispiel »HVB 6% Zins Ass« und »HVB Best of Fonds Zertifikate« sowie der »KombiAnlage plus« beigetragen. Dabei wurde das hervorragende Provisionsergebnis aus dem Wertpapier- und Depotgeschäft des ersten Quartals 2006 wieder erreicht (bereinigt um Währungs- und Konsolidierungseffekte). Daneben reduzierten sich die Dienstleistungsbeiträge aus dem Kreditgeschäft um 10%, während das sonstige Dienstleistungsgeschäft um rund ein Viertel stieg.

Handelsergebnis

Das Handelsergebnis erreichte mit einem Quartalsergebnis von 350 Mio € das bisher höchste Ergebnis der Unternehmensgeschichte und konnte damit das bereits außergewöhnlich gute Ergebnis des ersten Quartals 2006 nochmals um 53 Mio € übertreffen. In einem sehr freundlichen Kapitalmarktumfeld trug insbesondere der Anstieg

der kursbezogenen Geschäfte um 31,8% bei. Ferner weisen wir im Handelsergebnis seit Jahresende 2006 erstmals Realisierungserfolge aus Private Equity aus. Diese belaufen sich auf 46 Mio € im ersten Quartal 2007 (im März 2006 waren diese noch im Finanzanlageergebnis enthalten).

Sonstige Aufwendungen und Erträge
Der Saldo der Sonstigen Aufwendungen und Erträge blieb mit 27 Mio € gegenüber dem ersten Quartal 2006 unverändert.

Verwaltungsaufwand
Die Verwaltungsaufwendungen der HVB Group neu reduzierten sich gegenüber dem Vorjahr um 0,9% auf 955 Mio €. Dabei blieben die Personalaufwendungen und die Anderen Verwaltungsaufwendungen stabil, während sich die Abschreibungen auf Sachanlagen und Immaterielle Vermögensgegenstände um 14,7% reduzierten. Aufwandsmindernd wirkten sich insgesamt neben dem strikten Kostenmanagement auch die Entkonsolidierung der Activestgesellschaften sowie weiterer Gesellschaften (z. B. Nordinvest, Indexchange) aus, die im Rahmen der Neuausrichtung der Bank aus dem Konsolidierungskreis ausgeschieden sind. Bereinigt um Konsolidierungs- und Währungseffekte hätte sich der gesamte Verwaltungsaufwand leicht um 3,6% erhöht. Die Zunahme resultiert im Wesentlichen aus gestiegenen Aufwendungen für erfolgsabhängige Bonuszahlungen sowie aus dem Effekt aus der Erhöhung der Mehrwertsteuer auf 19%.

Kreditrisikovorsorge
Die Kreditrisikovorsorge liegt Ende März 2007 mit 209 Mio € auf dem Niveau des entsprechenden Vorjahreszeitraums (210 Mio €).

Finanzanlageergebnis
Das Finanzanlageergebnis belief sich im ersten Quartal 2007 auf 270 Mio €. Hierin enthalten sind Veräußerungsgewinne aus dem Verkauf der Indexchange Investment AG an die Barclays Bank plc in Höhe von 218 Mio € und der Norddeutsche Investment-Gesellschaft mbH (Nordinvest) an die Pioneer Gruppe in Höhe von 47 Mio €. Im Finanzanlageergebnis des ersten Quartals 2006 in Höhe von 89 Mio € vereinnahmten wir den Gewinn aus der Reduzierung des Anteilsbesitzes an Babcock & Brown Limited (55 Mio €).

Ergebnis vor Steuern
Das Ergebnis vor Steuern, das auch die Zuführungen zu Rückstellungen in Höhe von 6 Mio € (Vorjahresquartal 21 Mio €) enthält, liegt mit 1 105 Mio € um 81,7% über dem Vorjahreswert (608 Mio €). Auch ohne den begünstigenden Effekt aus der Kaufpreisverzinsung bezüglich der Veräußerung aufgegebener Geschäftsbereiche (93 Mio €) und den Veräußerungsgewinn Indexchange in Höhe von 218 Mio € hätte sich das Ergebnis vor Steuern mit einem bereinigten Wert von 794 Mio € gegenüber dem Vorjahreszeitraum um fast ein Drittel erhöht.

Fremdanteile am Ergebnis und Gewinn
Vom Ergebnis nach Steuern in Höhe von 814 Mio € entfallen 21 Mio € auf Anteile Konzernfremder. Nach Abzug der Fremdanteile am Ergebnis erwirtschafteten wir einen Gewinn in Höhe von 793 Mio €, der mehr als das Doppelte des Gewinns des gleichen Vorjahreszeitraums beträgt. Auch bereinigt um die Einmaleffekte aus der Kaufpreisverzinsung und dem Verkauf der Indexchange konnten wir mit 522 Mio € den Vorjahresgewinn um ein Drittel verbessern.

Die Eigenkapitalrentabilität der HVB Group neu haben wir an die bei der UniCredit-Gruppe übliche Definition angepasst und geben damit die Kennzahl bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva als eine rein ökonomische Betrachtungsweise künftig in unserer Finanzkommunikation an. Für das erste Quartal 2007 ergibt sich nach dieser Definition eine Eigenkapitalrentabilität nach Steuern in Höhe von 31,6% und vor Steuern von 44,0%. Auch bereinigt um die oben erwähnten Einmaleffekte liegen Kennzahlenwerte nach Steuern mit 20,8% und vor Steuern mit 31,6% deutlich über den Werten des ersten Quartals 2006 (31. März 2006: Eigenkapitalrentabilität nach Steuern 14,3% und Eigenkapitalrentabilität vor Steuern 22,2%).

Entwicklung in den einzelnen Divisionen
Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 1 105 Mio € haben die Divisionen

Privat- und Geschäftskunden	50 Mio €
Wealth Management	48 Mio €
Firmen- & Kommerzielle Immobilienkunden	183 Mio €
Markets & Investment Banking (inklusive Veräußerungsgewinn Indexchange in Höhe von 218 Mio €)	759 Mio €
Sonstige/Konsolidierung	65 Mio €

beigetragen.

Die Erfolgsrechnungen der einzelnen Segmente sowie die Erläuterungen zur wirtschaftlichen Entwicklung in den einzelnen Segmenten haben wir in der Note 1 »Segmentberichterstattung« erläutert. Die Inhalte und Zielsetzungen der einzelnen Divisionen sind im Geschäftsbericht 2006 in der Note 21 »Erläuterungen zur Segmentberichterstattung nach Divisionen« (Seiten 125–128) ausführlich beschrieben.

VERMÖGENS- UND FINANZLAGE DER HVB GROUP

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich zum 31. März 2007 auf 362,9 Mrd €. Im Vergleich zum Jahresende 2006 bedeutet dies einen Rückgang in Höhe von 145,2 Mrd € bzw. 28,6%. Dabei ermäßigte sich auf der Aktivseite die Position »Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen« um 164,1 Mrd €. Dieser starke Rückgang ergibt sich aus der im ersten Quartal 2007 durchgeführten Veräußerung der wesentlichen in dieser Position per 31. Dezember 2006 noch enthaltenen Gesellschaften bzw. Vermögenswerte. Es handelt sich hierbei um die als aufgegebene Geschäftsbereiche definierten Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank, Riga und HVB Bank Ukraine sowie um die zum Jahresende 2006 noch als zur Veräußerung gehaltenen langfristigen Vermögenswerte oder Veräußerungsgruppen klassifizierten Gesellschaften Indexchange, HVB Payment & Services und Nordinvest sowie um ein nicht strategisches Immobilienportfolio.

Dagegen erhöhten sich auf der Aktivseite im Wesentlichen die Forderungen an Kreditinstitute um 8,3 Mrd €, die Forderungen an Kunden um 6,1 Mrd €, die Handelsaktiva um 3,0 Mrd € und die Barreserve um 1,5 Mrd €.

Das Kreditvolumen erhöhte sich gegenüber dem Vorjahr um 5,1 Mrd €. Dabei stiegen die Kredite und Darlehen an Kunden um 2,5 Mrd €, Kredite und Darlehen an Kreditinstitute um 1,6 Mrd € und Eventualverbindlichkeiten um 1,0 Mrd €.

Analog zur Aktivseite geht der Rückgang der Bilanzsumme auf der Passivseite vor allem auf die Entkonsolidierung der in der Position »Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräusserung gehaltener Veräußerungsgruppen« enthaltenen Gesellschaften und Aktivitäten zurück. Die Position »Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltene Veräußerungsgruppen« reduzierte sich um 151,6 Mrd €.

Ebenfalls rückläufig waren die Verbindlichkeiten gegenüber Kreditinstituten (–13,6 Mrd €) und die Verbrieften Verbindlichkeiten (–1,4 Mrd €), während die Verbindlichkeiten gegnüber Kunden (+7,4 Mrd €) und die Handelspassiva (+10,9 Mrd €) deutlich zulegen konnten.

Der Anstieg des Eigenkapitals um 2,7 Mrd € auf 22,6 Mrd € geht in erster Linie auf den Bilanzgewinn in Höhe von fast 4,5 Mrd € zurück, der vor allem von den Veräußerungsgewinnen aufgegebener Geschäftsbereiche in Höhe von 3,7 Mrd € geprägt ist; ebenfalls wegen der Entkonsolidierung der als aufgegebene Geschäftsbereiche definierten Gesellschaften und Teilkonzerne reduzierten sich die Anteile im Fremdbesitz um 2,4 Mrd €. Außerdem erhöhten sich die Anderen Rücklagen um 0,9 Mrd €, während sich die AfS-Rücklage um 0,3 Mrd € ermäßigte.

Risikoaktiva, Kapitalquoten und Liquidität der HVB Group

Die Risikoaktiva gemäß KWG (ohne Marktrisiken) verringerten sich gegenüber dem Vorjahresultimo 2006 um rund 80 Mrd € auf 139,4 Mrd €. Ausschlaggebend hierfür war unter anderem die Entkonsolidierung der als aufgegebene Geschäftsbereiche definierten Bank Austria Gruppe und ihrer Tochterunternehmen und der Closed Joint Stock Company International Moscow Bank. Die Marktrisikopositionen zum Quartalsstichtag betrugen 673 Mio €. Der Vorjahresultimowert für die Risikoaktiva nach KWG belief sich auf 137,4 Mrd €.

Das Kernkapital der HVB Group gemäß KWG belief sich zum Quartalsstichtag auf 14,8 Mrd €, die Eigenmittel auf 21,7 Mrd €. Damit ergibt sich eine Kernkapitalquote (exklusive Marktrisikopositionen) in Höhe von 10,6% und eine Eigenmittelquote von 14,7%. Bei zusätzlicher Berücksichtigung von Marktrisikopositionen in der Kernkapitalquote belief sich diese auf 10,0%. Auf Basis einer pro forma Rechnung, das heißt inklusive des Eigenkapitalzuflusses aus der Veräußerung aufgegebener Geschäftsbereiche, errechnet sich eine Kernkapitalquote von 15,3% sowie eine Kernkapitalquote inklusive Marktrisikopositionen von 14,4%.

Die Liquidität eines Kreditinstitutes wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert für das erste Quartal 2007 auf durchschnittlich 1,2 (Jahresdurchschnitt 2006: 1,2).

SONSTIGE ANGABEN

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist nach den Vorschriften der International Financial Reporting Standards (IFRS) aufgestellt und entspricht dem für die Zwischenberichterstattung herausgegebenen IAS 34. Gleichzeitig deckt der vorliegende nach IFRS aufgestellte Zwischenbericht die seit dem Geschäftsjahr 2007 bestehenden Anforderungen zur unterjährigen Finanzberichterstattung von kapitalmarktorientierten Unternehmen ab, welche im Wertpapierhandelsgesetz (WpHG) als Folge der Umsetzung der EU-Transparenzrichtlinie entstanden sind.

Nachfolgend sind die im Geschäftsjahr 2007 erstmals anzuwendenden Änderungen der Standards dargestellt, die unsere Bank grundsätzlich betreffen:
Durch den ab 1. Januar 2007 verpflichtend anzuwendenden IFRS 7 »Angaben zu Finanzinstrumente« wird der Ausweis von Finanzinstrumenten geändert. IFRS 7 ersetzt IAS 30 vollständig und IAS 32 teilweise.

Dabei sind unter anderem die Bilanzangaben und Erfolgsbeiträge der Finanzinstrumente nach den IAS 39-Bewertungskategorien getrennt darzustellen. Dies haben wir in den entsprechenden Notesangaben zur Bilanz und GuV vorgenommen.

Aus dem im Geschäftsjahr 2007 erstmals anzuwendenden Interpretationen IFRIC 7, 8, 9 und 10 ergeben sich keine wesentlichen Auswirkungen auf die Bilanzierung und Bewertung.

Bezüglich der sonstigen Bilanzierungs- und Bewertungsmethoden siehe Geschäftsbericht 2006 der HVB Group, Seiten 115 ff.

Segmentberichterstattung

In der Segmentberichterstattung wurden im Geschäftsjahr 2006 bei den mehrdivisionalen Gesellschaften die Divisionen mit 7% Kernkapital, bezogen auf die Risikoaktiva und 50% Kernkapital auf die zu unterlegenden Marktrisiken nach KWG ausgestattet. Der Prozentsatz für die Veranlagung des zugeordneten Eigenkapitals in den mehrdivisionalen Gesellschaften (HVB AG, HVB Banque Luxembourg) lag im Geschäftsjahr 2006 bei 3,4%. Dieser Satz entspricht dem 3-Monats-EURIBOR mit einem Aufschlag in Höhe des durchschnittlichen 5-Jahres UniCredit Credit Spreads und wird im Rahmen des Budgetierungsprozesses jeweils für ein Jahr festgelegt. Im Zusammenhang mit den neuen Festlegungen für das Geschäftsjahr 2007 veränderte sich der Prozentsatz von 3,4% auf 3,8%. Ferner wurde die oben beschriebene bisherige einheitliche Eigenkapitalallokation der Divisionen bei mehrdivisionalen Gesellschaften auf jeweils individuelle Kernkapitalbindungen je Division umgestellt. Beide Änderungen haben per saldo keine materiell bedeutenden Auswirkungen. Deshalb wurde auf ein Restatment der Vorperioden verzichtet.

Änderungen des Konsolidierungskreises

Aus dem Konsolidierungskreis der HVB Group sind folgende Gesellschaften ausgeschieden:
- Indexchange Investment AG (Indexchange), München
- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg
- HVB Payments & Services GmbH (PAS), Aschheim

Neu in den Konsolidierungskreis aufgenommen wurden unter anderem:
- PlanetHome AG, München
- PlanetHome GmbH, Mannheim
- Enderlein & Co. GmbH, Bielefeld.

Die Indexchange wurde am 8. Februar 2007 an die Barclays Bank PLC zu einem Preis von rund 240 Mio € verkauft. Die Nordinvest wurde am 31. Januar 2007 im Rahmen der Bündelung der Asset-Management Aktivitäten in der UniCredit Gruppe an die Pioneer Global Asset Management S.p.A. übertragen. Die PAS wurde mit Wirkung zum 1. Januar 2007 an die Postbank verkauft.

Beim Vergleich der Ergebnisse mit dem ersten Quartal 2006 wirken sich auch jene Gesellschaften aus, die im Geschäftsjahr 2006 nach dem 31. März 2006 entkonsolidiert wurden. Im Wesentlichen sind dies die Activest Investmentgesellschaft mbH, die Activest Investmentgesellschaft Luxembourg S.A. und die Westfalenbank Bochum.

Darüber hinaus wurden folgende Gesellschaften, die per 31. Dezember 2006 noch in der Position aufgegebener Geschäftsbereich geführt wurden, gemäß Beschluss der außerordentlichen Hauptversammlung vom 25. Oktober 2006 verkauft und rückwirkend zum 1. Januar 2007 entkonsolidiert:
- der Anteil der HVB AG an der BA-CA in Höhe von 77,53% an die UniCredit,
- die 100%-ige Beteiligung der HVB AG an der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die BA-CA einschließlich der im August 2006 von der HVB gezeichneten Kapitalerhöhung der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga),
- die Beteiligung der HVB AG an der IMB in Höhe von 70,26% zuzüglich der Optionen auf weitere 2,79% an der IMB an die BA-CA sowie
- die 100%-ige Beteiligung der HVB AG an der HVB Bank Ukraine an die UniCredit.

Somit sind in der Gewinn- und Verlustrechnung in der Position aufgegebene Geschäftsbereiche lediglich noch die Geschäftsergebnisse der Filialen Tallinn, Estland, und Vilnius, Litauen, enthalten sowie die Veräußerungsgewinne der oben aufgelisteten verkauften Gesellschaften.

Ereignisse nach dem 31. März 2007

Der Verwaltungsrat der UBM und der Vorstand sowie der Aufsichtsrat der HVB haben am 30. März 2007 die Einbringung des Investment Banking Geschäfts der UBM in die HVB (Niederlassung Mailand) gegen Ausgabe von 51 684 532 neuer Stammaktien der HVB genehmigt. Der Transfer wurde am 1. April 2007 wirksam. Nach Vollzug der Kapitalerhöhung ist die UniCredit direkt und indirekt mit 95,4% am Aktienkapital der HVB beteiligt. Die Transaktion stellt den ersten Schritt dar, das Kompetenzzentrum für die Investment Banking Aktivitäten des Konzerns nicht nur virtuell sondern auch formal-rechtlich bei der HVB anzusiedeln. Das von der UBM zur HVB übertragene Geschäft umfasst laut Jahresabschluss 2006 ein Gesamtvermögen von circa 66 Mrd € und Erträge in Höhe von circa 470 Mio €.

AUSBLICK

Gesamtwirtschaftliche Entwicklung

Sollte sich das US-Konjunkturtempo in den nächsten Monaten weiter verlangsamen, könnte dies das gegenwärtig starke globale Wachstum beeinträchtigen. Die diffuse Schwäche im Bausektor und bei den Auftragseingängen für langlebige Güter dürfte sich letztlich am US-Arbeitsmarkt bemerkbar machen und das Konsumverhalten beeinflussen. Mit Blick auf den Euroraum sollten die Auswirkungen aber verhalten bleiben, da das Wachstum hier zunehmend auf der steigenden Nachfrage am Binnenmarkt basiert. So dürften die Konsumausgaben insbesondere in Deutschland (nach der kurzen Eintrübung durch die Mehrwertsteuererhöhung) von den positiven Entwicklungen am Arbeitsmarkt profitieren und künftig einen deutlich größeren Wachstumsbeitrag leisten.

In Sachen Zinspolitik verweist die Federal Reserve Bank of New York (FED) derzeit immer wieder auf die potenziellen Inflationsgefahren. Zu erwarten ist jedoch, dass die FED auf Grund der eingehenden Daten die Leitzinsen noch im Laufe dieses Jahres leicht senken wird. Im Gegensatz dazu lässt die Wortwahl in den jüngsten Protokollen der EZB auf eine erneute Zinsanhebung im Juni schließen. Da sich derzeit keine besonderen Inflationsrisiken abzeichnen und der Euro als ausgleichende Kraft wirkt, könnte sich der Refinanzierungssatz bei 4% stabilisieren. An den Märkten wird erwartet, dass die FED ihre geldpolitische Haltung nur langsam und geringfügig lockern wird, während die EZB den Refinanzierungssatz bis zum Jahresende auf 4,25% anheben könnte.

Wenn die Prognose eines langsameren, jedoch nicht stockenden Wachstums eintreffen sollte, dürften die langfristigen Anleiherenditen ihr aktuelles Niveau in etwa beibehalten und am Jahresende bei 4,7% in den USA bzw. 4,1% im Euroraum notieren. Was die künftige Entwicklung des EURO anbetrifft, sind weitere Verluste beim US-Dollar nur schwer vorstellbar. Die Verlangsamung des US-Wirtschaftswachstums dürfte vielmehr bis zur Jahresmitte 2007 fortdauern; bis zum Jahresende rechnen wir aber wieder mit den ersten Anzeichen einer Erholung.

Ergebnisentwicklung der HVB Group

Die im letztjährigen Risikobericht (Geschäftsbericht 2006, Seiten 70–101) erläuterten Risiken der zukünftigen Entwicklung der HVB Group blieben im bisherigen Jahresverlauf weitgehend unverändert.

Wie bereits im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2006 (Geschäftsbericht 2006, Seite 68) berichtet, planen wir für das Geschäftsjahr 2007 bei nur leicht ansteigenden Verwaltungsaufwendungen eine spürbare Steigerung der operativen Erträge.

Daraus ergibt sich dann auch eine planmäßige Verbesserung der Cost-Income-Ratio.

Mit der deutlichen Ausweitung der operativen Erträge bei weitgehend konstanten Verwaltungsaufwendungen haben wir im ersten Quartal 2007 unsere internen Zielvorgaben erreicht und sehen uns auf einem guten Weg, unsere für 2007 gesetzten Ziele im Gesamtjahr zu realisieren.

Aktie

Solide Kursentwicklung der HVB-Aktie

Die positive Kursentwicklung der HVB-Aktie in 2006 konnte auch im ersten Quartal 2007 fortgesetzt werden. Der Schlusskurs der HVB-Aktie Ende März lag bei 39,78 €, was seit Bekanntgabe des Zusammenschlusses mit UniCredit einem Wertzuwachs von 98% entspricht. Der Kapitalmarkt unterstützt damit die strategische Entscheidung des Managements vom Juni 2005 zum Zusammenschluss in die UniCredit Gruppe.

Am 23. Januar 2007 hat der Mehrheitsgesellschafter UniCredit Group angekündigt, dass er die 95%-Schwelle beim Aktionärskapital der HypoVereinsbank überschritten hat und einen Übertragungsbeschluss gemäß § 327a AktG herbeizuführen beabsichtigt. Ziel ist die weitere Integration in den Gesamtkonzern und eine klare Organisationsstruktur.

Bei isolierter Betrachtung des ersten Quartals 2007 verzeichnete die HVB-Aktie einen deutlich über den Indizes liegenden Anstieg von 20,4% gegenüber dem Jahresschlusskurs 2006. Der MDAX legte im gleichen Zeitraum 8,5% zu, der Prime Banks Index wies ein Plus von 3% aus, der Prime all Share erhöhte sich um 5,9%. Zum Quartalsende am 30. März 2007 war die HVB-Aktie im Prime Banks Index mit 1,62% (2006: 1,67%; 2005: 1,58%) und mit 0,16% im Prime All Share gewichtet.

Auf Grund des Streubesitzes unter 5% wurde die HVB-Aktie am 29. Januar 2007 aus dem MDAX-Index in den Prime All Share Index überführt. Mit einem durchschnittlichen täglichen Handelsvolumen von 573 000 Aktien im 1. Quartal (2006: 443 000 Aktien) zeigt der Wert relativ gesehen eine unverändert gute Liquidität.

Die Bedeutung der HVB innerhalb der UniCredit Gruppe erklärt das nach wie vor rege Interesse von Investoren und Analysten an der Entwicklung der HypoVereinsbank; sie werden weiterhin durch HVB Investor Relations betreut.

Kreditrating

Nach Ende des Quartals hat die Ratingagentur S&P im Rahmen der Kapitalerhöhung gegen Sacheinlagen zur Übernahme der UBM am 2. April 2007 – unter Beibehaltung des Langfrist-Kreditratings von A – den Outlook von »stable« auf »positive« angehoben.

HVB-Aktie im Vergleich zu MDAX, Prime Banks und Prime All Share vom 2.1. bis 30.3.2007 (in €)


42
39
36
33
30
Januar
Februar
März
HVB-Aktie
MDAX
Prime Banks
Prime All Share

Konzern Gewinn- und Verlustrechnung

für die Zeit vom 1. Januar bis 31. März 2007
(HVB Group gemäß IFRS 5)

Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Im Januar 2007 wurden bis auf die Filialen Vilnius und Tallinn alle bisher als aufgegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne (Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank, Riga, HVB Bank Ukraine) übertragen und mit Wirkung zum 1. Januar 2007 entkonsolidiert.

In der Gewinn- und Verlustrechnung der HVB Group werden deshalb in 2007 gemäß IFRS 5 die operativen Ergebnisse der Filialen Vilnius und Tallinn sowie die Entkonsolidierungsgewinne der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Fremdanteile erst nach dem Gewinn der HVB Group neu in separaten GuV-Positionen (Ergebnis nach Steuern der auf aufgegebenen Geschäftsbereiche bzw. Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche) ausgewiesen. Im Vorjahr enthalten diese GuV-Posten noch die Ergebnisse aus der Geschäftstätigkeit auch der im Januar 2007 übertragenen Gesellschaften.

Erträge/Aufwendungen	NOTES	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	VERÄNDERUNG in Mio €	 in %
Überschuss aus originärem Zinsgeschäft	2	1074	804	+ 270	+ 33,6
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	3	67	48	+ 19	+ 39,6
Zinsüberschuss		**1141**	**852**	**+ 289**	**+ 33,9**
Provisionsüberschuss	4	487	538	– 51	– 9,5
Handelsergebnis	5	350	297	+ 53	+ 17,8
Saldo sonstige Aufwendungen/Erträge	6	27	27	0	0
Zinsunabhängige Erträge		**864**	**862**	**+ 2**	**+ 0,2**
OPERATIVE ERTRÄGE		**2005**	**1714**	**+ 291**	**+ 17,0**
Personalaufwand		– 571	– 571	0	0
Andere Verwaltungsaufwendungen		– 320	– 318	– 2	+ 0,6
Abschreibungen und Wertberichtigungen					
auf immaterielle Vermögenswerte und Sachanlagen		– 64	– 75	+ 11	– 14,7
Verwaltungsaufwand		**– 955**	**– 964**	**+ 9**	**– 0,9**
OPERATIVES ERGEBNIS		**1050**	**750**	**+ 300**	**+ 40,0**
Zuführungen zu Rückstellungen		– 6	– 21	+ 15	– 71,4
Abschreibungen auf Geschäfts- oder Firmenwerte		0	0	0	0
Aufwendungen für Restrukturierungen		0	0	0	0
Kreditrisikovorsorge	7	– 209	– 210	+ 1	– 0,5
Finanzanlageergebnis	8	270	89	+ 181	>+ 100,0
ERGEBNIS VOR STEUERN		**1105**	**608**	**+ 497**	**+ 81,7**
Ertragsteuern		– 291	– 192	– 99	+ 51,6
ERGEBNIS NACH STEUERN		**814**	**416**	**+ 398**	**+ 95,7**
Fremdanteile am Ergebnis		– 21	– 24	+ 3	– 12,5
GEWINN DER HVB GROUP NEU		**793**	**392**	**+ 401**	**>+ 100,0**
Ergebnis nach Steuern der aufgegebenen					
Geschäftsbereiche	9	3689	382	+ 3307	>+ 100,0
Fremdanteile am Ergebnis der aufgegebenen					
Geschäftsbereiche		0	– 123	+ 123	– 100,0
GEWINN DER HVB GROUP GESAMT		**4482**	**651**	**+ 3831**	**>+ 100,0**

Ergebnis je Aktie €	1.1.–31.3.2007	1.1.–31.3.2006
Ergebnis je Aktie der HVB Group gesamt	5,97	0,87
Ergebnis je Aktie der HVB Group neu	1,06	0,52
Ergebnis je Aktie der HVB Group neu (bereinigt)[1]	0,70	0,52

1 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange.

Da zum 31. März 2007 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

Bilanz

zum 31. März 2007

Aktiva	NOTES	31.3.2007 in Mio €	31.12.2006 in Mio €	VERÄNDERUNG in Mio €	in %
Barreserve		4720	3211	+ 1509	+ 47,0
Handelsaktiva	11	110199	107211	+ 2988	+ 2,8
Forderungen an Kreditinstitute	12	49549	41264	+ 8285	+ 20,1
Forderungen an Kunden	13	176070	169998	+ 6072	+ 3,6
Wertberichtigungen auf Forderungen	15	− 6188	− 6068	− 120	− 2,0
Finanzanlagen	16	20428	19845	+ 583	+ 2,9
Sachanlagen		1527	1547	− 20	− 1,3
Immaterielle Vermögenswerte		773	808	− 35	− 4,3
Ertragsteueransprüche		2650	2745	− 95	− 3,5
Sonstige Aktiva		2733	3021	− 288	− 9,5
Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	17, 18	400	164451	− 164051	− 99,8
Summe der Aktiva		**362861**	**508033**	**− 145172**	**− 28,6**

Passiva	NOTES	31.3.2007 in Mio €	31.12.2006 in Mio €	VERÄNDERUNG in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	19	72061	85672	– 13611	– 15,9
Verbindlichkeiten gegenüber Kunden	20	99494	92136	+ 7358	+ 8,0
Verbriefte Verbindlichkeiten	21	75571	76938	– 1367	– 1,8
Handelspassiva		70910	59962	+ 10948	+ 18,3
Rückstellungen	22	1664	1683	– 19	– 1,1
Ertragsteuerverpflichtungen		1632	1378	+ 254	+ 18,4
Sonstige Passiva		5981	5214	+ 767	+ 14,7
Nachrangkapital	23	11611	12142	– 531	– 4,4
Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltenenen Veräußerungsgruppen	24, 25	1293	152920	– 151627	– 99,2
Eigenkapital		22644	19988	+ 2656	+ 13,3
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital		21795	16690	+ 5105	+ 30,6
Gezeichnetes Kapital		2252	2252	0	0,0
Kapitalrücklage		8883	8883	0	0,0
Andere Rücklagen		4911	4061	+ 850	+ 20,9
Bewertungsänderungen von Finanzinstrumenten		645	872	– 227	– 26,0
AfS-Rücklage		902	1195	– 293	– 24,5
Hedge-Rücklage		– 257	– 323	+ 66	+ 20,4
Konzerngewinn 2006		622	622	0	0,0
Gewinn/Verlust 1.1.–31.3. 2007		4482	0	+ 4482	>+ 100,0
Anteile in Fremdbesitz		849	3298	– 2449	– 74,3
Summe der Passiva		**362861**	**508033**	**– 145172**	**– 28,6**

Entwicklung des Eigenkapitals

bis 31. März 2007

in Mio €	GEZEICHNETES KAPITAL	KAPITAL-RÜCKLAGE	ANDERE RÜCKLAGEN	DARUNTER: PENSIONSÄHNLICHE VERPFLICHTUNGEN IAS 19
Eigenkapital zum 1. 1. 2006 vor Erstanwendung der geänderten und neuen IFRS	**2252**	**9128**	**864**	**0**
Erstanwendungseffekte aus geänderten und neuen IFRS	0	0	– 806	– 806
Eigenkapital zum 1. 1. 2006 nach Erstanwendung der geänderten und neuen IFRS	**2252**	**9128**	**58**	**– 806**
Kapitalerhöhungen				
Kapitalherabsetzungen				
Bewertungsänderungen von Finanzinstrumenten				
Jahresüberschuss/-fehlbetrag				
Versicherungsmathematische Verluste bei leistungsorientierten Plänen				
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente		– 3		
Ausschüttungen				
Veränderungen aus Konsolidierungskreis, Währungseinfluss und sonstige Veränderungen			– 27	
Eigenkapital zum 31. 3. 2006	**2252**	**9125**	**31**	**– 806**
darunter:				
Eigenkapital der aufgegebenen Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppen	0	0	51	0
Eigenkapital zum 1. 1. 2007	**2252**	**8883**	**4061**	**– 814**
Kapitalerhöhungen				
Kapitalherabsetzungen				
Bewertungsänderungen von Finanzinstrumenten				
Jahresüberschuss/-fehlbetrag				
Versicherungsmathematische Verluste bei leistungsorientierten Plänen				
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente				
Ausschüttungen				
Veränderungen aus Konsolidierungskreis, Währungseinfluss und sonstige Veränderungen			850	590
Eigenkapital zum 31. 3. 2007	**2252**	**8883**	**4911**	**– 224**
darunter:				
Eigenkapital der aufgegebenen Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppen	0	0	– 1	– 2

BEWERTUNGSÄNDERUNGEN VON FINANZINSTRUMENTEN		KONZERN-GEWINN GUV 1.1.–31.3.	AUF DIE ANTEILS-EIGNER DER HVB AG ENTFALLENDES EIGENKAPITAL INSGESAMT	ANTEIL IM FREMDBESITZ	EIGENKAPITAL INSGESAMT
AfS-RÜCKLAGE	HEDGE-RÜCKLAGE				
871	**– 142**	**191**	**13164**	**3219**	**16383**
0	0		– 806	– 166	– 972
871	**– 142**	**191**	**12358**	**3053**	**15411**
			0		0
			0		0
207	– 197		10	– 4	6
		651	651	147	798
			– 3		– 3
				– 1	– 1
– 3	1		– 29	92	63
1075	**– 338**	**842**	**12987**	**3287**	**16274**
1	0	11	63	62	125
1195	**– 323**	**622**	**16690**	**3298**	**19988**
			0		0
			0		0
112	– 70		42		42
		4482	4482	21	4503
			0		0
			0		0
			0	– 1	– 1
– 405	136		581	– 2469	– 1888
902	– 257	5104	21795	849	22644
0	0	0	– 1	0	– 1

Kapitalflussrechnung

in Mio €	2007 HVB GROUP NEU	2006 HVB GROUP GESAMT
Zahlungsmittelbestand zum 1.1.	**3211**	**7757**
Cashflow aus operativer Geschäftstätigkeit	**–1286**	**–3798**
Cashflow aus Investitionstätigkeit[1]	**3192**	**1653**
Cashflow aus Finanzierungstätigkeit	**– 374**	**88**
Effekte aus Wechselkursänderungen	– 5	– 14
abzüglich zur Veräußerung gehaltene langfristige Vermögenswerte oder		
Veräußerungsgruppen und aufgegebene Geschäftsbereiche	– 18	—
Zahlungsmittelbestand zum 31.3.	**4720**	**5686**

1 im Cashflow aus Investitionstätigkeit 2007 ist der Netto-Cashflow (3.771 Mio €) aus der Veräußerung aufgegebener Geschäftsbereiche enthalten.

Angaben zur Gewinn- und Verlustrechnung

1 Segmentberichterstattung

Erfolgsrechnung nach Divisionen vom 1. Januar bis 31. März 2007

in Mio €	PRIVAT- UND GESCHÄFTS-KUNDEN	WEALTH MANAGEMENT	FIRMEN- & KOMMERZIELLE IMMOBILIEN-KUNDEN	MARKETS & INVESTMENT BANKING	SONSTIGE/ KONSO-LIDIERUNG	HVB GROUP NEU	AUFGEGEBENE GESCHÄFTS-BEREICHE[2]	HVB GROUP GESAMT[2]
OPERATIVE ERTRÄGE								
1.1.–31.3.2007	470	123	353	858	201	2005	1	2006
1.1.–31.3.2006	480	166	353	687	28	1714	1316	3030
Verwaltungsaufwand								
1.1.–31.3.2007	– 353	– 72	– 118	– 313	– 99	– 955	–1	– 956
1.1.–31.3.2006	– 356	– 94	– 124	– 289	– 101	– 964	– 737	– 1701
OPERATIVES ERGEBNIS								
1.1.–31.3.2007	117	51	235	545	102	1050	0	1050
1.1.–31.3.2006	124	72	229	398	– 73	750	579	1329
Kreditrisikovorsorge								
1.1.–31.3.2007	– 67	– 4	– 51	– 1	– 86	– 209	0	– 209
1.1.–31.3.2006	– 29	– 4	– 62	– 15	– 100	– 210	– 113	– 323
restliche Positionen[1]								
1.1.–31.3.2007	0	1	– 1	215	49	264	3771	4035
1.1.–31.3.2006	1	2	7	27	31	68	7	75
ERGEBNIS VOR STEUERN								
1.1.–31.3.2007	50	48	183	759	65	1105	3771	4876
1.1.–31.3.2006	96	70	174	410	– 142	608	473	1081

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Aufwendungen für Restrukturierungen, Finanzanlageergebnis und andere nicht operative Aufwendungen.

2 Enthält in den restlichen Positionen (Finanzanlageergebnis) die Gewinne aus der Veräußerung der aufgegebenen Geschäftsbereiche.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

Erfolgsrechnung der Division Privat- und Geschäftskunden

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**271**	**280**	**261**	**285**	**270**
Provisionsüberschuss	195	196	140	139	154
Handelsergebnis	1	– 1	– 1	– 1	2
Saldo sonstige Aufwendungen/Erträge	3	5	– 10	– 2	11
Zinsunabhängige Erträge	**199**	**200**	**129**	**136**	**167**
OPERATIVE ERTRÄGE	**470**	**480**	**390**	**421**	**437**
Personalaufwand	– 152	– 141	– 132	– 139	– 145
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 201	– 215	– 213	– 227	– 210
Verwaltungsaufwand	– 353	**– 356**	**– 345**	**– 366**	**– 355**
OPERATIVES ERGEBNIS	**117**	**124**	**45**	**55**	**82**
Aufwendungen für Restrukturierungen	0	0	– 5	– 1	– 1
Kreditrisikovorsorge	– 67	– 29	– 43	– 50	– 51
Finanzanlageergebnis und andere Posten[1]	0	1	– 7	– 4	1
ERGEBNIS VOR STEUERN	**50**	**96**	**– 10**	**0**	**31**
Cost-Income-Ratio in %	75,1	74,2	88,5	86,9	81,2

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Privat- und Geschäftskunden

Die Division Privat- und Geschäftskunden konnte im ersten Quartal 2007 das überdurchschnittlich hohe operative Ertragsniveau des ersten Quartals 2006 nahezu erreichen. Mit einem Quartalswert von 470 Mio € liegen die operativen Erträge fast auf Vorjahreshöhe und damit deutlich über den letzten drei Quartalswerten 2006. Im Zinsüberschuss ergab sich ein leichter Rückgang (–3,2%) vor allem infolge des strategisch bedingten Volumenabbaus bei Immobilienkrediten, der durch die gestiegenen Margen im Passivgeschäft teilweise kompensiert werden konnte. Im Provisionsüberschuss erreichte die Division mit 195 Mio € den außergewöhnlich hohen Vorjahreswert (196 Mio €). Dazu hat – wie im Vorjahr – auch der weiterhin erfolgreiche Absatz von innovativen Anlageprodukten, wie zum Beispiel »HVB 6% Zins Ass« mit einem Volumen von über 400 Mio €, »HVB Best of Fonds Zertifikate« mit über 100 Mio € sowie der »KombiAnlage plus« beigetragen. Die Verwaltungsaufwendungen ermäßigten sich leicht um 0,8% trotz der erstmaligen Einbeziehung der PlanetHome Gruppe, einer der führenden Immobiliendienstleister mit den Kernbereichen Vermittlung und Finanzierung von Wohnimmobilien. Im Bereich Vermittlung von Immobilienfinanzierungen gehört PlanetHome mit einem vermittelten Finanzierungsvolumen von rund 1,2 Mrd € in 2006 zu den drei größten Vermittlern von privaten Baufinanzierungen in Deutschland. 2006 konnten auch Immobilien im Wert von 450 Mio € vermittelt werden.

Innerhalb der gesamten Verwaltungsaufwendungen stiegen zwar die Personalaufwendungen um 7,8%, auch bedingt durch den aufwandserhöhenden Effekt der erstmaligen Einbeziehung der PlanetHome Gruppe im ersten Quartal 2007. Die anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen reduzierten sich auf Grund des strikten Kostenmanagements um 6,5%. Das operative Ergebnis liegt mit 117 Mio € zwar leicht unter dem hohen Wert des ersten Quartals 2006, jedoch deutlich über den letzten drei Quartalswerten des Vorjahres. Die Cost-Income-Ratio blieb mit 75,1% in etwa auf dem Niveau des Vorjahres (31. März 2006: 74,2%). Die Erhöhung der Kreditrisikovorsorge auf 67 Mio € gegenüber dem Vorjahr (29 Mio €) steht als technischer Effekt überwiegend im Zusammenhang mit der im Vorjahr für das ausgelagerte Special Credit Portfolio gebildeten Kreditrisikovorsorge. Unter Berücksichtigung der Kreditrisikovorsorge, die auf das von der Division Privat- und Geschäftskunden in das Special Credit Portfolio übertragene Kreditportfolio entfällt, liegt der gesamte Risikovorsorgebedarf für das erste Quartal 2007 mit 106 Mio € in etwa auf dem Niveau des ersten Quartals des Vorjahres (94 Mio €). Dies führte zu einem Ergebnis vor Steuern in Höhe von 50 Mio €, das den hervorragenden Ergebnisbeitrag des ersten Quartals 2006 (96 Mio €) nicht erreichte, aber dennoch deutlich über den übrigen Quartalsbeträgen 2006 bzw. dem durchschnittlichen Quartalsergebnis des Gesamtjahres 2006 (29 Mio €) liegt.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

Erfolgsrechnung der Division Wealth Management

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**37**	**36**	**47**	**40**	**40**
Provisionsüberschuss	87	135	86	62	114
Handelsergebnis	– 1	– 5	– 1	1	– 8
Saldo sonstige Aufwendungen/Erträge	0	0	1	– 1	3
Zinsunabhängige Erträge	**86**	**130**	**86**	**62**	**109**
OPERATIVE ERTRÄGE	**123**	**166**	**133**	**102**	**149**
Personalaufwand	– 23	– 32	– 26	– 25	– 34
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 49	– 62	– 49	– 43	– 65
Verwaltungsaufwand	**– 72**	**– 94**	**– 75**	**– 68**	**– 99**
OPERATIVES ERGEBNIS	**51**	**72**	**58**	**34**	**50**
Aufwendungen für Restrukturierungen	0	0	– 5	– 2	0
Kreditrisikovorsorge	– 4	– 4	– 8	– 2	4
Finanzanlageergebnis und andere Posten[1]	1	2	10	533	4
ERGEBNIS VOR STEUERN	**48**	**70**	**55**	**563**	**58**
Cost-Income-Ratio in %	58,5	56,6	56,4	66,7	66,4

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Wealth Mangement

Im Rahmen der Bündelung der Asset Management-Aktivitäten in der UniCredit Gruppe wurden mit Wirkung zum 1. Juli 2006 die Activest Gruppe (Activest Investmentgesellschaft mbH, München, Activest Investmentgesellschaft Luxembourg S. A., Luxemburg und Activest Investmentgesellschaft Schweiz AG, Bern) sowie im Januar 2007 die Nordinvest an die Pioneer Global Asset Management S.p.A. übertragen und die Depotbanktätigkeiten der HVB Banque Luxembourg S.A. ab dem 1. Januar 2007 nicht mehr der Division Wealth Management zugeordnet.

Deshalb sind in der oben dargestellten Erfolgsrechnung in den Vorjahresquartalen die originären Ergebnisbeiträge der Activest Gesellschaften (nur bis Jahresmitte 2006), der Nordinvest und die Erfolge aus den Depotbankaktivitäten der HVB Banque Luxembourg noch integriert. Zur besseren Vergleichbarkeit des operativen Wealth Management-Geschäfts stellen wir nachfolgend für die Division Wealth Management eine Erfolgsrechnung dar, in der die Quartale 2006 um die Entkonsolidierungseffekte sowie um die Erfolge aus den Depotbankaktivitäten der HVB Banque Luxembourg bereinigt sind.

Adjustierte Erfolgsrechnung der Division Wealth Management

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**37**	**34**	**46**	**40**	**39**
Provisionsüberschuss	87	87	72	53	76
Handelsergebnis	– 1	– 5	– 1	1	– 8
Saldo sonstige Aufwendungen/Erträge	0	1	2	– 1	1
Zinsunabhängige Erträge	**86**	**83**	**73**	**53**	**69**
OPERATIVE ERTRÄGE	**123**	**117**	**119**	**93**	**108**
Personalaufwand	– 23	– 21	– 24	– 23	– 22
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 49	– 47	– 48	– 42	– 50
Verwaltungsaufwand	**– 72**	**– 68**	**– 72**	**– 65**	**– 72**
OPERATIVES ERGEBNIS	**51**	**49**	**47**	**28**	**36**
Aufwendungen für Restrukturierungen	0	0	2	– 2	0
Kreditrisikovorsorge	– 4	– 4	– 8	– 2	4
Finanzanlageergebnis und andere Posten[1]	1	1	– 1	– 1	3
ERGEBNIS VOR STEUERN	**48**	**46**	**40**	**23**	**43**
Cost-Income-Ratio in %	58,5	58,1	60,5	69,9	66,7

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Die Division Wealth Management umfasst den Wealth Management Vertrieb der HVB AG, die DAB Bank Gruppe, das Private Banking der HVB Luxembourg und die hauseigenen Sachwerteproduzenten H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München, sowie die nicht konsolidierten Gesellschaften HVB Fonds Finance GmbH und Blue Capital GmbH.

Die nachfolgende Darstellung der Ergebnisentwicklung bezieht sich auf die adjustierte Erfolgsrechnung.

Mit einem Ergebnis vor Steuern in Höhe von 48 Mio € konnte die Division Wealth Management im ersten Quartal 2007 das Ergebnis des entsprechenden Vorjahreszeitraums um 4,3% steigern. In der HVB AG konnte der außergewöhnlich hohe Provisionsüberschuss aus dem 1. Quartal 2006 in den ersten Monaten 2007 nahezu erreicht werden, wobei der März deutlich stärker verlief als der Vorjahresmonat. Im Ergebnisanstieg spiegelt sich auch die Ergebnisdynamik der DAB Bank Gruppe wider, die nach einem Anstieg des Ergebnisses vor Steuern um 13% das beste Quartalsergebnis in ihrer Unternehmensgeschichte erreichte.

Die positive Entwicklung des operativen Ergebnisses (+ 4,1%) wurde vom Zuwachs der operativen Erträge um 5,1% auf 123 Mio € getragen. Die Forcierung der Vermögensverwaltung im Wealth Management Vertrieb gewinnt an Dynamik. Im vergangenen halben Jahr konnte das Volumen um 40% auf 2 Mrd € in der Vermögensverwaltung gesteigert werden. Bei den Sachwerteanlagen wurden insbesondere Private Equity Beteiligungen erfolgreich platziert. Die DAB Bank Gruppe erreichte bei den Wertpapiertransaktionen Rekordniveau. Der Zinsüberschuss in der Division stieg um 8,8%.

In der Erhöhung des Verwaltungsaufwands um 5,9% schlugen sich Wertpapierabwicklungsaufwendungen durch gesteigerte Transaktionszahlen und gezielter Personalaufbau im Vertrieb nieder, durch den nachhaltiges organisches Wachstum generiert werden soll. Die Cost-Income-Ratio blieb mit 58,5% nahezu unverändert.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Firmenkunden

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**200**	**209**	**205**	**185**	**202**
Provisionsüberschuss	98	85	63	76	73
Handelsergebnis	1	0	2	4	– 2
Saldo sonstige Aufwendungen/Erträge	0	1	– 4	– 1	5
Zinsunabhängige Erträge	**99**	**86**	**61**	**79**	**76**
OPERATIVE ERTRÄGE	**299**	**295**	**266**	**264**	**278**
Personalaufwand	– 46	– 41	– 43	– 41	– 43
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 60	– 69	– 73	– 69	– 65
Verwaltungsaufwand	**– 106**	**– 110**	**– 116**	**– 110**	**– 108**
OPERATIVES ERGEBNIS	**193**	**185**	**150**	**154**	**170**
Aufwendungen für Restrukturierungen	0	0	0	– 1	0
Kreditrisikovorsorge	– 40	– 44	– 74	– 48	– 35
Finanzanlageergebnis und andere Posten[1]	– 1	7	– 14	– 4	1
ERGEBNIS VOR STEUERN	**152**	**148**	**62**	**101**	**136**
Cost-Income-Ratio in %	35,5	37,3	43,6	41,7	38,8

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Subdivision Firmenkunden

Die Subdivision Firmenkunden, die sich insbesondere auf die Bedürfnisse unserer mittelständischen Kunden konzentriert, übertraf beim Ergebnis vor Steuern das gute Niveau des entsprechenden Vorjahresquartals um 2,7%.

Dabei verbesserte sich das operative Ergebnis um 4,3% auf 193 Mio € sowohl aus höheren operativen Erträgen (+ 1,4%) als auch aus der Reduzierung der Verwaltungsaufwendungen (–3,6%) und damit auch die Cost-Income-Ratio um 1,8%-Punkte auf nunmehr 35,5%. Der Ertragsanstieg geht auf ein erfreuliches Wachstum des Provisionsüberschusses in Höhe von 15,3% zurück.

Diese Entwicklung resultiert aus höheren Erlösen im Zahlungsverkehr, einem gestiegenen Absatz im Derivategeschäft mit Kunden und aus höheren Erträgen im Bereich von strukturierten Finanzierungen, unter anderem auch durch Mezzanine-Produkte unter Einbeziehung des Kapitalmarktes über die PREPS^{TM}-Plattform. Der Zinsüberschuss war dagegen margenbedingt leicht rückläufig.

Das rückläufige Ergebnis aus Finanzanlagen und anderen Posten (–8 Mio € ggü. Vorjahr) wurde durch die um 4 Mio € auf 40 Mio € gesunkene Kreditrisikovorsorge nur teilweise kompensiert, sodass das Ergebnis vor Steuern ausschließlich aus der operativen Geschäftstätigkeit auf 152 Mio € stieg.

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Kommerzielle Immobilienkunden

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**43**	**49**	**27**	**40**	**44**
Provisionsüberschuss	11	8	8	11	11
Handelsergebnis	0	0	0	0	0
Saldo sonstige Aufwendungen/Erträge	0	1	– 2	0	2
Zinsunabhängige Erträge	**11**	**9**	**6**	**11**	**13**
OPERATIVE ERTRÄGE	**54**	**58**	**33**	**51**	**57**
Personalaufwand	– 3	– 4	– 2	– 4	– 3
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 9	– 10	– 10	– 10	– 8
Verwaltungsaufwand	**– 12**	**– 14**	**– 12**	**– 14**	**– 11**
OPERATIVES ERGEBNIS	**42**	**44**	**21**	**37**	**46**
Aufwendungen für Restrukturierungen	0	0	0	0	0
Kreditrisikovorsorge	– 11	– 18	– 11	– 30	– 4
Finanzanlageergebnis und andere Posten[1]	0	0	5	– 6	0
ERGEBNIS VOR STEUERN	**31**	**26**	**15**	**1**	**42**
Cost-Income-Ratio in %	22,2	24,1	36,4	27,5	19,3

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Subdivision Kommerzielle Immobilienkunden

Die Subdivision Kommerzielle Immobilienkunden hat auch im ersten Quartal 2007 das bereits 2005 begonnene Restrukturierungsprogramm, einschließlich des damit einhergehenden strategischen Abbaus unprofitabler Portfolios sowie des Aufbaus neuer profitabler Geschäftsaktivitäten, fortgesetzt. Dadurch hat sich der Zinsüberschuss gegenüber dem Vorjahresquartal um 12,2% ermäßigt. Auf Grund des kräftig um 37,5% gestiegenen Provisionsüberschusses war der Rückgang der operativen Erträge nur moderat (–6,9%). Die Entwicklung im Provisionsüberschuss resultiert hauptsächlich aus gestiegenen Corporate Finance Erträgen und einem gestiegenen Absatz im Derivategeschäft mit Kunden.

Die Verwaltungsaufwendungen gingen wegen des mit dem Volumenrückgangs einhergehenden Personalabbaus um 14,3% zurück, sodass sich insgesamt die Profitabilität im operativen Geschäft und damit die Cost-Income-Ratio um 1,9%-Punkte auf 22,2% verbesserte. Das operative Ergebnis lag mit 42 Mio € in etwa auf dem guten Niveau des Vorjahres.

Auf Grund einer deutlich um 7 Mio € bzw. –38,9% gesunkenen Kreditrisikovorsorge stieg das Ergebnis vor Steuern gegenüber dem Vorjahr um 19,2% auf nunmehr 31 Mio €.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

Erfolgsrechnung der Division Markets & Investment Banking

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**411**	**286**	**361**	**268**	**256**
Provisionsüberschuss	90	102	106	72	86
Handelsergebnis	355	294	79	193	171
Saldo sonstige Aufwendungen/Erträge	2	5	3	– 8	5
Zinsunabhängige Erträge	**447**	**401**	**188**	**257**	**262**
OPERATIVE ERTRÄGE	**858**	**687**	**549**	**525**	**518**
Personalaufwand	– 163	– 138	– 144	– 120	– 120
Andere Verwaltungsaufwendungen sowie					
Abschreibungen und Wertberichtigungen auf					
immaterielle Vermögenswerte und Sachanlagen	– 150	– 151	– 181	– 147	– 162
Verwaltungsaufwand	**– 313**	**– 289**	**– 325**	**– 267**	**– 282**
OPERATIVES ERGEBNIS	**545**	**398**	**224**	**258**	**236**
Aufwendungen für Restrukturierungen	0	0	– 1	0	0
Kreditrisikovorsorge	– 1	– 15	20	– 5	16
Finanzanlageergebnis und andere Posten[1]	215	27	– 221	16	16
ERGEBNIS VOR STEUERN	**759**	**410**	**22**	**269**	**268**
Cost-Income-Ratio in %	36,5	42,1	59,2	50,9	54,4

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Markets & Investment Banking

Die Division Markets & Investment Banking setzte die erfolgreiche und nachhaltige Ergebnisentwicklung fort und konnte in den ersten drei Monaten 2007 das Ergebnis vor Steuern gegenüber dem entsprechenden Vorjahresvergleichszeitraum um 85,1% auf 759 Mio € steigern.

Diese Entwicklung ist einerseits auf das spürbar verbesserte operative Ergebnis (+ 36,9% auf 545 Mio €) und andererseits auf den in der Position Finanzanlageergebnis und andere Posten vereinnahmten Gewinn aus der Veräußerung der Indexchange in Höhe von 218 Mio € zurückzuführen. Aber auch ohne diesen Veräußerungsgewinn stieg das Ergebnis vor Steuern kräftig um 131 Mio € bzw. 32,0% auf 541 Mio € und liegt damit deutlich über den Quartalsbeiträgen des Vorjahres.

Bei der Kreditrisikovorsorge ergab sich im Berichtsquartal auf Grund des guten Marktumfeldes ein nur geringer Zuführungssaldo in Höhe von 1 Mio € (erstes Quartal 2006: Zuführungssaldo 15 Mio €).

Das gute operative Ergebnis wurde getragen von den um 171 Mio € bzw. 24,9% gestiegenen operativen Erträgen. Insbesondere der Zinsüberschuss konnte auch auf Grund einer günstigen Zinsentwicklung um 125 Mio € bzw 43,7% deutlich zulegen. Daneben übertraf das Handelsergebnis das sehr gute Ergebnis des ersten Quartals des Vorjahres nochmals um 61 Mio € bzw. 20,7%, während der Provisionsüberschuss niedriger als im ersten Quartal des Vorjahres ausfiel (– 12 Mio € bzw. – 11,8%).

Trotz des Anstiegs der Verwaltungsaufwendungen um 24 Mio € bzw. 8,3% verbesserte sich die Cost-Income-Ratio um 5,6%-Punkte auf 36,5%.

Erfolgsrechnung der Division Sonstige/Konsolidierung

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
OPERATIVE ERTRÄGE	**201**	**28**	**7**	**– 2**	60
Verwaltungsaufwand	**–99**	**–101**	**– 33**	**– 94**	**– 51**
OPERATIVES ERGEBNIS	102	– 73	– 26	– 96	9
Aufwendungen für Restrukturierungen	0	0	– 30	– 12	– 2
Kreditrisikovorsorge	**–86**	–100	–179	– 91	–132
Finanzanlageergebnis und andere Posten[1]	49	31	– 35	– 11	2
ERGEBNIS VOR STEUERN	**65**	**–142**	**–270**	**–210**	**–123**

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung der Division Sonstige/Konsolidierung

Das Segment Sonstige/Konsolidierung beinhaltet die Subsegmente Global Banking Services, Group Corporate Center inklusive der Erfolgsbeiträge aus dem im September 2006 neu entstandenen und in diesem Segment zusammengefassten Special Credit Portfolio sowie dem Real Estate Restructuring Portfolio sowie den Konsolidierungseffekten.

Die operativen Erträge dieses Segments erhöhten sich deutlich von 28 Mio € im Vorjahr auf 201 Mio € im ersten Quartal 2007. Diese Entwicklung resultiert fast ausschließlich aus dem Zinsüberschuss, der durch die Zinseffekte aus dem Mittelzufluss im Zusammenhang mit der Veräußerung der aufgegebenen Geschäftsbereiche begünstigt ist.

Dabei schlagen sich neben der Verzinsung des Kaufpreises und der Anlage der Veräußerungsgewinne auch der Wegfall der im Vorjahr vorhandenen Refinanzierungskosten auf die Beteilgungsbuchwerte der aufgegebenen Geschäftsbereiche positiv nieder. Bei im Vergleich zum entsprechenden Vorjahreszeitraum stabilen Verwaltungsaufwendungen wirkt sich der beschriebene Zinseffekt auch im operativen Ergebnis positiv aus. Die Kreditrisikovorsorge, die auf das Special Credit Portfolio entfällt, reduzierte sich um 14% auf 86 Mio €. Daneben führte insbesondere der Veräußerungsgewinn Nordinvest (47 Mio €) zu dem höheren Ergebnisbeitrag aus dem »Finanzanlageergebnis und andere Posten«. Das Ergebnis vor Steuern verbesserte sich im ersten Quartal dieses Geschäftsjahres auf 65 Mio € nach –142 Mio € im entsprechenden Vorjahreszeitraum.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

2 Überschuss aus dem originären Zinsgeschäft

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Zinserträge aus		
Kredit- und Geldmarktgeschäften	3225	2591
Festverzinslichen Wertpapieren	730	630
Finanzierungsleasing	15	11
Zinsaufwendungen		
Einlagen	1861	1408
Verbriefte Verbindlichkeiten	885	842
Nachrangkapital	150	178
Insgesamt	**1074**	**804**

Für finanzielle Vermögenswerte und Verbindlichkeiten, die nicht erfolgswirksam zum beizulegenden Zeitwert bewertet werden, beträgt der gesamte Zinsertrag 3061 Mio €, der gesamte Zinsaufwand 2201 Mio €.

3 Dividenden und ähnliche Erträge aus Kapitalinvestitionen

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Erträge aus		
Aktien und anderen nicht festverzinslichen		
Wertpapieren	5	9
verbundenen Unternehmen	8	8
nach der Equity-Methode bewerteten Unternehmen	2	3
Beteiligungen	52	28
Insgesamt	**67**	**48**

4 Provisionsüberschuss

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Wertpapier- und Depotgeschäft	234	289
Außenhandelsgeschäft/Zahlungsverkehr	74	73
Kreditgeschäft	106	118
Sonstiges Dienstleistungsgeschäft	73	58
Insgesamt	**487**	**538**

Der Provisionsüberschuss setzt sich aus Provisionserträgen in Höhe von 604 Mio € (Vorjahr: 641 Mio €) saldiert mit Provisionsaufwendungen in Höhe von 117 Mio € (Vorjahr: 103 Mio €) zusammen.

Bei der Entwicklung des Provisionsüberschusses gegenüber dem Vorjahr ist zu berücksichtigen, dass im Provisionsüberschuss 2006 noch die Erfolgsbeiträge der verkauften Activest Gesellschaften, der Indexchange und der Nordinvest enthalten sind und sich deshalb im Vergleich zum Vorjahr ein nachteiliger Effekt ergibt. Bereinigt um Konsolidierungs- und Währungseffekte wurde das Niveau des Vorjahres fast erreicht (– 1,1 %).

5 Handelsergebnis

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Gewinne und Verluste aus Finanzinstrumenten		
held for Trading	**290**	**300**
Kursbezogene Geschäfte	170	129
Zins- und währungsbezogene Geschäfte	94	145
handelsinduzierte Dividendenerträge	26	26
Realisierungserfolge aus Private Equity[1]	**46**	**0**
Effekte aus dem Hedge Accounting	**– 1**	**– 1**
Gewinne und Verluste aus Finanzinstrumenten		
der Kategorie aFVtPL	**26**	**12**
Sonstiges Handelsergebnis	**– 11**	**– 14**
Insgesamt	**350**	**297**

1 Erfasst werden hier die Erfolge aus dem Verkauf aktiv gemanagter Beteiligungsbestände im Private Equity Business. Die im Vorjahr angefallenen Erfolge (rund 23 Mio €) wurden nicht angepasst. Sie wurden im Finanzanlageergebnis gezeigt.

6 Saldo sonstige Aufwendungen/Erträge

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Sonstige Erträge	**51**	**57**
Sonstige Aufwendungen	**24**	**30**
Saldo sonstige Aufwendungen/Erträge	**27**	**27**

7 Kreditrisikovorsorge

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Zuführungen	**408**	**410**
Wertberichtigungen auf Forderungen	397	395
Rückstellungen im Kreditgeschäft	11	15
Auflösungen	**– 190**	**– 183**
Wertberichtigungen auf Forderungen	– 189	– 180
Rückstellungen im Kreditgeschäft	– 1	– 3
Eingänge auf abgeschriebene Forderungen	– 9	– 17
Insgesamt	**209**	**210**

8 Finanzanlageergebnis

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Realisierungserfolge aus dem Verkauf von		
Forderungen	0	0
AfS-Finanzanlagen	– 1	90
HtM-Finanzanlagen	0	0
At-equity bewerteten Unternehmen	0	0
Anteilen an verbundenen Unternehmen	265	0
Grundstücke und Gebäude	6	0
Abschreibungen und Wertberichtigungen auf		
AfS-Finanzanlagen	0	0
HtM-Finanzanlagen	0	– 1
At-equity bewertete Unternehmen	0	0
Anteilen an verbundenen Unternehmen	0	0
Grundstücke und Gebäude	0	0
Insgesamt	**270**	**89**

In den Realisierungserfolgen aus Anteilen an verbundenen Unternehmen in Höhe von 265 Mio € sind die Gewinne aus der Veräußerung der Indexchange in Höhe von 218 Mio € und der Nordinvest in Höhe von 47 Mio € enthalten.

9 Erfolgsrechnung und Ergebnis je Aktie aufgegebener Geschäftsbereiche

In 2007 sind im Finanzanlageergebnis der Erfolgsrechnung aufgegebener Geschäftsbereiche die Veräußerungsgewinne der BA-CA Gruppe, der IMB, der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) und der HVB Ukraine in Höhe von 3771 Mio € vor Steuern enthalten. Die auf diese Veräußerungsgewinne entfallenden Steuern gemäß IFRS betragen insgesamt 82 Mio €. Daneben sind in 2007 auch die Erträge und Aufwendungen der HVB AG Filialen Vilnius und Tallinn ausgewiesen. Die Vorjahreszahlen enthalten die Erträge und Aufwendungen aus der Geschäftstätigkeit auch der im ersten Quartal 2007 verkauften aufgegebenen Geschäftsbereiche.

Erfolgsrechnung aufgegebener Geschäftsbereiche:

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Zinsüberschuss	1	694
Provisionsüberschuss	0	425
Handelsergebnis	0	191
Saldo sonstige Aufwendungen/Erträge	0	6
OPERATIVE ERTRÄGE	**1**	**1.316**
Verwaltungsaufwand	– 1	– 737
OPERATIVES ERGEBNIS	**0**	**579**
Zuführungen zu Rückstellungen	0	– 3
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0
Aufwendungen für Restrukturierungen	0	0
Kreditrisikovorsorge	0	– 113
Finanzanlageergebnis	3771	10
Andere nicht operative Aufwendungen	0	0
ERGEBNIS VOR STEUERN	**3771**	**473**
Ertragsteuern	– 82	– 91
ERGEBNIS NACH STEUERN	**3689**	**382**
Fremdanteile am Ergebnis	0	– 123
GEWINN/VERLUST	**3689**	**259**

Ergebnis je Aktie aufgegebener Geschäftsbereiche:

Ergebnis je Aktie in €	1.1.–31.3. 2007	1.1.–31.3. 2006
	4,91	0,35

10 Ergebnis je Aktie

HVB GROUP GESAMT	1.1.–31.3. 2007	1.1.–31.3. 2006
Gewinn (in Mio €)	4482	651
Durchschnittliche Anzahl der Aktien	750699140	750699140
Ergebnis je Aktie in €	5,97	0,87

HVB GROUP NEU	1.1.–31.3. 2007	1.1.–31.3. 2006
Gewinn (in Mio €)	793	392
Gewinn (bereinigt)[1] in Mio €	522	392
Durchschnittliche Anzahl der Aktien	750699140	750699140
Ergebnis je Aktie in €	1,06	0,52
Ergebnis je Aktie (bereinigt)[1] in €	0,70	0,52

1 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange.

Angaben zur Bilanz

11 Handelsaktiva

in Mio €	31.3.2007	31.12.2006
Schuldverschreibungen und andere festverzinsliche Wertpapiere	49230	45709
Aktien und andere nicht festverzinsliche Wertpapiere	21069	19917
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	34350	35114
Sonstige Handelsbestände	5550	6471
Insgesamt	**110199**	**107211**

12 Forderungen an Kreditinstitute nach Fristen

in Mio €	31.3.2007	31.12.2006
Täglich fällig	15815	12919
Befristet	33734	28345
Insgesamt	**49549**	**41264**

13 Forderungen an Kunden nach Fristen

in Mio €	31.3.2007	31.12.2006
Unbestimmte Laufzeiten	18306	13658
Befristet mit Restlaufzeit	157764	156340
bis 3 Monate	27762	22838
über 3 Monate bis 1 Jahr	11078	11999
über 1 Jahr bis 5 Jahre	33381	34040
über 5 Jahre	85543	87463
Insgesamt	**176070**	**169998**

14 Kreditvolumen

Aufteilung nach Inhalten

in Mio €	31.3.2007	31.12.2006
Kredite und Darlehen an Kreditinstitute	19613	18027
Kredite und Darlehen an Kunden	169581	167068
Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen	25974	24977
Insgesamt	**215168**	**210072**

15 Wertberichtigungen auf Forderungen

Bestandsentwicklung

in Mio €	2007	2006
Bestand zum 1.1. HVB Group neu	**6068**	**9228**
Erfolgswirksame Veränderungen		
Bruttozuführungen	397	395
Auflösungen	– 189	– 180
Erfolgsneutrale Veränderungen		
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis sowie auf Grund von Umklassifizierungen der zur Veräußerung gehaltenen Veräußerungsgruppen	0	– 307
Inanspruchnahme von bestehenden Wertberichtigungen	– 93	– 186
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	5	– 21
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	—	—
Bestand zum 31.3. HVB Group neu	**6188**	**8929**

16 Finanzanlagen

in Mio €	31.3.2007	31.12.2006
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	382	471
AfS-Finanzanlagen	7898	7138
Anteile an verbundenen nicht konsolidierten Unternehmen	565	588
Beteiligungen	2038	1884
Schuldverschreibungen und andere festverzinsliche Wertpapiere	3173	2700
Aktien und andere nicht festverzinsliche Wertpapiere	2122	1966
darunter: langfristig gehaltene Bestände	1667	1413
Fair-Value-Option-Finanzanlagen	11634	11728
Schuldverschreibungen und andere festverzinsliche Wertpapiere	11502	11613
Aktien und andere nicht festverzinsliche Wertpapiere	132	115
At-Equity bewertete Unternehmen	37	35
darunter: Geschäfts- oder Firmenwerte	—	—
Als Finanzinvestition gehaltene Grundstücke und Gebäude	477	473
Insgesamt	**20428**	**19845**

17 Vermögenswerte aufgegebener Geschäftsbereiche

Aktiva	31.3.2007 in Mio €	31.12.2006 in Mio €
Barreserve	18	2874
Handelsaktiva	0	17188
Forderungen an Kreditinstitute	6	32694
Forderungen an Kunden	291	88504
Wertberichtigungen auf Forderungen	– 2	– 2755
Finanzanlagen	2	18296
Sachanlagen	1	915
Immaterielle Vermögenswerte	1	1984
Ertragsteueransprüche	0	1022
Sonstige Aktiva	0	2725
Summe der Aktiva	**317**	**163447**

Nach der Veräußerung der BA-CA Gruppe, der International Moskow Bank, der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) und der HVB Ukraine im ersten Quartal 2007 sind als aufgegebene Geschäftsbereiche nur noch die HVB AG Niederlassungen Vilnius und Tallinn definiert. Am 31. Dezember 2006 waren neben den HVB AG Filialen Vilnius und Tallinn auch die oben genannten veräußerten Gesellschaften als aufgegebene Geschäftsbereiche definiert.

18 Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen

Langfristige Vermögenswerte, die zur Veräußerung gehalten werden sowie die Vermögenswerte einer zur Veräußerung gehaltenen Veräußerungsgruppe stellen wir in der Bilanz gemäß IFRS 5 separat dar. In dieser Position sind per 31. März 2007 folgende Sachverhalte enthalten:

- Financial Markets Service Bank GmbH (FMS Bank)
  Im Rahmen der Fokussierung auf ihre Kernkompetenzen beabsichtigt die HVB Group, ihre Aktivitäten im Bereich der Wertpapierabwicklung und -verwahrung an den französischen Finanzdienstleister Caceis zu übertragen. Entsprechende Exklusivverhandlungen wurden im März 2007 aufgenommen. Der Verkauf soll bis Ende des Jahres 2007 erfolgen.

- Im Rahmen der Konzentration der Gesellschaften der HVB Group auf ihre jeweiligen Kernkompetenzen bietet die HVB Banque Luxembourg S. A., Luxemburg, gemäß einem 2006 gefassten Beschluss, die Depotbanktätigkeiten ab Mitte 2007 nicht mehr an. Deshalb wurden die mit den Depotbanktätigkeiten verbundenen Bilanzvolumina als zur Veräußerung bestimmt klassifiziert.

- Darüber hinaus sind weitere verschiedene, bisher unter Finanzanlagen ausgewiesene Investment Properties als zur Veräußerung bestimmt klassifiziert. Dies gilt ebenfalls für einzelne Gebäude, die auf Grund einer überwiegend bankbetrieblichen Nutzung im Sachanlagevermögen enthalten waren.

Folgende zum 31. Dezember 2006 noch als zur Veräusserung gehaltene langfristige Vermögenswerte oder zur Veräusserung gehaltene Veräusserungsgruppen sind wegen der im ersten Quartal 2007 erfolgten Verkäufe per 31. März 2007 nicht mehr in dieser Position enthalten:

- HVB Payments & Services (PAS)
  Im Juni 2006 haben die Postbank und die HypoVereinsbank einen Vorvertrag über eine künftige Zusammenarbeit im Zahlungsverkehr geschlossen. Mit Wirkung zum 1. Januar 2007 haben wir die Zahlungsverkehrstochter PAS an die Postbank verkauft. Im Rahmen dieses Verkaufs hat die Postbank auch die Abwicklung des Zahlungsverkehrs für die HVB übernommen.

- Der vom Vorstand der HVB AG am 13. Dezember 2006 angekündigte Verkauf eines unter Finanzanlagen ausgewiesenen nicht strategischen Immobilienportfolios an Värde Partners, Inc., wurde im ersten Quartal 2007 vollzogen.

- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg
  Nachdem sich die HVB AG und die Pioneer Global Asset Management S.p.A. (PGAM) über den Verkauf an die PGAM am 31. Januar 2007 geeinigt haben, wurde die Nordinvest im ersten Quartal 2007 an die PGAM übertragen. Ziel ist es, die Nordinvest in die Pioneer Investment-Gruppe zu integrieren.

- Der von der HVB AG am 7. November 2006 bekanntgegebene Verkauf der Indexchange Investment AG an die Barclays Bank PLC wurde im ersten Quaral 2007 vollzogen. Der Verkaufspreis betrug 240 Mio €.

Angaben zur Bilanz Fortsetzung

Die Hauptgruppen der oben beschriebenen Vermögenswerte gliedern sich wie folgt auf:

Aktiva	31.3.2007 in Mio €	31.12.2006 in Mio €
Barreserve	—	—
Handelsaktiva	—	—
Forderungen an Kreditinstitute	4	3
Forderungen an Kunden	45	614
Wertberichtungen auf Forderungen	—	—
Finanzanlagen	6	343
Sachanlagen	2	22
Immaterielle Vermögenswerte	15	4
Ertragsteueransprüche	3	5
Sonstige Aktiva	8	13
Summe der Aktiva	**83**	**1004**

19 Verbindlichkeiten gegenüber Kreditinstituten nach Fristen

in Mio €	31.3.2007	31.12.2006
Täglich fällig	16329	20420
Befristet	55732	65252
Insgesamt	**72061**	**85672**

20 Verbindlichkeiten gegenüber Kunden nach Fristen

in Mio €	31.3.2007	31.12.2006
Spareinlagen und Einlagen aus dem Bauspargeschäft	15708	15794
Andere Verbindlichkeiten	83786	76342
Täglich fällig	48375	40114
Befristet	35411	36228
Insgesamt	**99494**	**92136**

21 Verbriefte Verbindlichkeiten nach Fristen

in Mio €	31.3.2007	31.12.2006
Befristet mit Restlaufzeit		
bis 3 Monate	11818	12134
über 3 Monate bis 1 Jahr	12683	11613
über 1 Jahr bis 5 Jahre	33558	32475
über 5 Jahre	17512	20716
Insgesamt	**75571**	**76938**

22 Rückstellungen

in Mio €	31.3.2007	31.12.2006
Rückstellungen für Pensionen und ähnliche Verpflichtungen	167	190
Rückstellungen im Kreditgeschäft	253	249
Restrukturierungsrückstellungen	226	243
Sonstige Rückstellungen	1018	1001
Insgesamt	**1664**	**1683**

23 Nachrangkapital

in Mio €	31.3.2007	31.12.2006
Nachrangige Verbindlichkeiten	8037	8514
Genussrechtskapital	618	619
Hybride Kapitalinstrumente	2956	3009
Insgesamt	**11611**	**12142**

24 Verbindlichkeiten aufgegebener Geschäftsbereiche

Die Verbindlichkeiten der aufgegebenen Geschäftsbereiche gliedern sich wie folgt auf:

in Mio €	31.3.2007	31.12.2006
Verbindlichkeiten gegenüber Kreditinstituten	2	50495
Verbindlichkeiten gegenüber Kunden	118	59641
Verbriefte Verbindlichkeiten	—	21898
Handelspassiva	—	5237
Rückstellungen	—	4521
Ertragsteuerverpflichtungen	—	655
Sonstige Passiva	197	3597
Nachrangkapital	—	5634
Summe der Verbindlichkeiten	**317**	**151678**

25 Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen

Die Verbindlichkeiten der zur Veräußerung gehaltenen Veräußerungsgruppen gliedern sich wie folgt auf:

in Mio €	31.3.2007	31.12.2006
Verbindlichkeiten gegenüber Kreditinstituten	8	8
Verbindlichkeiten gegenüber Kunden	938	1 176
Handelspassiva	—	—
Rückstellungen	16	37
Ertragsteuerverpflichtungen	2	1
Sonstige Passiva	12	20
Summe der Verbindlichkeiten	**976**	**1 242**

26 Eigene Aktien

Der Erwerb eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 23. Mai 2006 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 658 218 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 682 478 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 36,95 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 36,77 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 2 Mio € bzw. 0,1% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 23 858 Stück Aktien, das entspricht einem Betrag von 0,07 Mio € bzw. 0,003% des Grundkapitals.

Am 31. März 2007 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 70 725 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,2 Mio € bzw. einem Anteil von 0,01% des Grundkapitals.

Sonstige Angaben

27 Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	31.3.2007	31.12.2006
Eventualverbindlichkeiten	**25974**	**24977**
darunter: aus Bürgschaften und		
Gewährleistungsverträgen	25974	24977
Andere Verpflichtungen	**69177**	**58298**
darunter: unwiderrufliche Kreditzusagen	46891	45243
Insgesamt HVB Group neu	**95151**	**83275**
Aufgegebene Geschäftsbereiche und zur		
Veräußerung gehaltene Vermögensgruppe	0	23622
HVB Group gesamt	**95151**	**106897**

Termingeschäfte (Derivative Geschäfte)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

Ohne Berücksichtigung risikoreduzierender Effekte ergab sich zum 31. März 2007 ein maximales Kontrahentenrisiko (ohne Add-On) in Höhe von 35,6 Mrd € (HVB Group gesamt zum 31. Dezember 2006: 14,5 Mrd €). Entsprechend dem bankaufsichtsrechtlichen Grundsatz I – unter Berücksichtigung von bestehenden Netting-Vereinbarungen sowie erhaltenen Sicherheiten – errechnen sich daraus Kreditäquivalente (Kontrahentenrisiko inkl. Add-On) in Höhe von 19,2 Mrd € (HVB Group gesamt zum 31. Dezember 2006: 20,1 Mrd €); nach Bonitätsgewichtung verbleiben 5,4 Mrd € (HVB Group gesamt zum 31. Dezember 2006: 5,9 Mrd €).

in Mio €	Nominalvolumen		Positive Marktwerte		Negative Markwerte	
	31.3.2007	31.12.2006	31.3.2007	31.12.2006	31.3.2007	31.12.2006
Zinsbezogene Geschäfte	1585469	1467841	17963	19062	19662	20502
Währungsbezogene Geschäfte	287276	259269	3364	3872	3252	3679
Aktien-/indexbezogene Geschäfte	233622	205253	11084	10396	12329	10602
Kreditderivate	277093	252068	2866	2748	3746	3231
Sonstige Geschäfte	3299	3071	325	295	184	291
Insgesamt HVB Neu	**2386759**	**2187502**	**35602**	**36373**	**39173**	**38305**
Aufgegebene Geswchäftsbereiche und zur						
Veräußerung gehaltene langfristige						
Vermögenswerte oder Veräußerungsgruppen	—	525440	—	5139	—	5474
HVB Group gesamt	**2386759**	**2712942**	**35602**	**41512**	**39173**	**43779**

28 Marktrisikopotenzial der Handelsaktivitäten

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des so genannten »Value-at-Risk« (zur Berechnungsmethode: vgl. HVB Group Geschäftsbericht 2006, Seite 89f.).

Value-at-Risk[1]

in Mio €	31.3.2007	31.12.2006
Zinsbezogene Geschäfte (inkl. Credit-Spread-Risiken)	8	12
Währungsbezogene Geschäfte	4	3
Aktien-/indexbezogene Geschäfte	7	4
Diversifikationseffekt	–8	–6
Insgesamt	**11**	**13**

1 Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

Gremien

MITGLIEDER DES AUFSICHTSRATS

Alessandro Profumo
Vorsitzender

Peter König
stellv. Vorsitzender

Dr. Lothar Meyer
stellv. Vorsitzender

Aldo Bulgarelli

Beate Dura-Kempf

Sergio Ermotti

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Roberto Nicastro

Vittorio Ogliengo

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

MITGLIEDER DES VORSTANDS

Willibald Cernko
Division Privat- und Geschäftskunden

Stefan Ermisch
Division Markets & Investment Banking
Innenorganisation, Integration und Etablierung der globalen Investment Banking Aktivitäten (seit 21.3.2007)

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr. Stefan Schmittmann
Division Firmen- und Kommerzielle Immobilienkunden

Ronald Seilheimer
Division Markets & Investment Banking Marktseite

Matthias Sohler
Chief Operating Officer (COO)

Dr. Wolfgang Sprißler
Sprecher des Vorstands

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Division Wealth Management

Quartalsübersicht

HVB Group (gemäß IFRS 5)

Erfolgszahlen (in Mio €)	1. QUARTAL 2007	4. QUARTAL 2006	3. QUARTAL 2006	2. QUARTAL 2006	1. QUARTAL 2006
Zinsüberschuss	1 141	893	803	851	852
Provisionsüberschuss	487	397	371	447	538
Handelsergebnis	350	95	191	185	297
Saldo sonstige Aufwendungen/Erträge	27	– 7	– 4	16	27
OPERATIVE ERTRÄGE	**2 005**	**1 378**	**1 361**	**1 499**	**1 714**
Verwaltungsaufwand	– 955	– 906	– 919	– 906	– 964
OPERATIVES ERGEBNIS	**1 050**	**472**	**442**	**593**	**750**
Zuführungen zu Rückstellungen	– 6	– 91	– 27	– 25	– 21
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0	0
Aufwendungen für Restrukturierungen	0	– 41	– 16	– 3	0
Kreditrisikovorsorge	– 209	– 295	– 226	– 202	– 210
Finanzanlageergebnis	270	– 18	551	49	89
Andere nicht operative Aufwendungen	0	– 153	0	0	0
ERGEBNIS VOR STEUERN	**1 105**	**– 126**	**724**	**412**	**608**
Ertragsteuern	– 291	500	– 60	– 123	– 192
ERGEBNIS NACH STEUERN	**814**	**374**	**664**	**289**	**416**
Fremdanteile am Ergebnis	– 21	– 38	– 14	– 27	– 24
GEWINN/VERLUST DER HVB GROUP NEU	**793**	**336**	**650**	**262**	**392**
Ergebnis nach Steuern aus den aufgegebenen Geschäftsbereichen	3689	1695	297	1 083	382
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	0	– 159	– 105	– 290	– 123
GEWINN/VERLUST DER HVB GROUP GESAMT	**4482**	**1 872**	**842**	**1 055**	**651**
Ergebnis je Aktie[1] in € HVB Group neu	0,70	0,45	0,18	0,35	0,52

1 1. Quartal 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange; unbereinigt beträgt das Ergebnis je Aktie 1,06 €.
4. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen, Sondereffekt Kreditrisikovorsorge, Veräußerungsgewinn Münchener Rück, Bewertungsaufwendungen für den angekündigten Verkauf eines nicht strategischen Immobilienportfolios sowie andere nicht operative Aufwendungen; unbereinigt beträgt das Ergebnis je Aktie 0,44 €.
3. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen und den Veräußerungsgewinn Activest Gesellschaften, unbereinigt beträgt das Ergebnis je Aktie 0,87 €.
2. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen; unbereinigt beträgt das Ergebnis je Aktie 0,35 €.

HVB Group

	31.3.2007	31.12.2006	30.9.2006	30.6.2006	31.3.2006
Kennzahlen in %					
Eigenkapitalrentabilität nach Steuern, bereinigt[2]	20,8	10,5	9,7	12,1	14,3
Eigenkapitalrentabilität nach Steuern	31,6	15,3	16,1	12,0	14,3
Cost-Income-Ratio (gemessen an den operativen Erträgen)	47,6	62,1	61,0	58,2	56,2
Bilanzzahlen in Mrd €					
Bilanzsumme	362,9	508,0	495,1	486,8	498,2
Bilanzielles Eigenkapital	22,6	20,0	18,5	16,6	16,3
Bankaufsichtsrechtliche Kennzahlen nach KWG					
Kernkapital in Mrd €	21,3[3]	18,3	17,1	16,9	17,1
Risikoaktiva in Mrd €	139,4	219,3	236,0	233,5	231,7
Kernkapitalquote in %	15,3[3]	8,4	7,3	7,2	7,4
Aktie					
Börsenkurs in €	39,78	33,03	34,50	28,28	27,24
Börsenkapitalisierung in Mrd €	29,9	24,8	25,9	21,2	20,4
Mitarbeiter	24861[1]	50659	60881	62716	62696
Geschäftsstellen	788[1]	1877	2378	2489	2461

1 ohne aufgegebene Geschäftsbereiche.

2 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange.
31. Dezember 2006 bereinigt um Aufwendungen für Restrukturierungen, Sondereffekt Kreditrisikovorsorge, Veräußerungsgewinne Activest Gesellschaften und Münchener Rück, Bewertungsaufwendungen für den angekündigten Verkauf eines nicht strategischen Immobilienportfolios sowie andere nicht operative Aufwendungen.
30. September 2006 bereingt um Aufwendungen für Restrukturierungen und Veräußerungsgewinne Activest Gesellschaften.
30. Juni 2006 bereinigt um Aufwendungen für Restrukturierungen.

3 Kernkapital und Kernkapitalquote 31. März 2007 inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche.

Finanzkalender

TERMINE 2007

Veröffentlichung des Jahresabschlusses 2006	22. März 2007
Hauptversammlung	26. (27.) Juni 2007[1]
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2007	Erscheinungstermin: 10. Mai 2007
Zwischenbericht zum 30. Juni 2007	Erscheinungstermin: 3. August 2007
Zwischenbericht zum 30. September 2007	Erscheinungstermin: 13. November 2007

1 Die Hauptversammlung wird für den 26. Juni 2007 und für den Fall, dass sie an diesem Tag nicht abgeschlossen werden kann, vorsorglich auch für den 27. Juni 2007 einberufen.

Ansprechpartner
Wenn Sie Fragen zum Geschäftsbericht oder zu unseren Zwischenberichten haben, wenden Sie sich bitte an unsere Abteilung Investor Relations:
Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvb.com
Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvb.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

Internet
Sie können unsere Geschäfts- und Zwischenberichte (Konzern) auf unserer Website abrufen:
www.hvb.com/geschaeftsbericht und
www.hvb.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre
Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung
Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal
Nachhaltigkeitsbericht
Sie können PDFs aller Berichte im Internet abrufen unter
www.hvb.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht

Bestellungen
Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:
HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Dieses Papier ist hergestellt aus chlorfrei gebleichten Zellstoffen und unter Einsatz säurefreier Rohstoffe.
Alterungsbeständig nach ISO 9706.

HypoVereinsbank

Member of UniCredit Group

If you are in any doubt as to any aspect of this Circular or as to any action to be taken, you should consult appropriate independent advisers.

If you have sold or transferred all your shares in **China Shipping Container Lines Company Limited**, you should at once hand this Circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

MAJOR TRANSACTION
ACQUISITION OF VESSELS

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

30 August 2007

In this Circular, unless the context otherwise requires, the following terms shall have the following meanings:

"Acquisition"	the acquisition of the Vessels by the Company from the Vendor pursuant to the Agreements.
"Agreement(s)"	eight (8) ship building contracts entered into after the trading hours of the Stock Exchange on 8 August 2007 between the Company and the Vendor, pursuant to each of which the Vendor has agreed to design, build, launch, equip, complete and sell, and the Company has agreed to purchase, a Vessel.
"associate"	has the meaning ascribed thereto under the Listing Rules.
"Board"	the board of Directors.
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a PRC state-owned enterprise, which is the controlling Shareholder, having an approximately 59.87% shareholding interest.
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on the Stock Exchange.
"connected person(s)"	has the meaning ascribed to such term under the Listing Rules.
"Defect(s)"	all defects, omissions, shortages and non-conformity, defective or unsuitable materials or equipment, faulty design and/or performance or poor workmanship.
"Director(s)"	the director(s) of the Company.
"Group"	the Company and its subsidiaries.
"Guarantee Period"	a period of twelve (12) calendar months as from the date the Vessel is delivered to and accepted by the Company, subject to extension for a certain period where the Vessel is not capable of performing services for a certain period or where the Vessel is accepted with reservations.

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the PRC.
"Hong Kong"	Hong Kong Special Administrative Region of the PRC.
"Latest Practicable Date"	29 August 2007, being the latest practicable date prior to the printing of this Circular for ascertaining certain information in this Circular.
"Letter of Refundment Guarantee"	an irrevocable letter of refundment guarantee issued by certain bank(s) in favour of the Company covering the amount of all of the first, second, third and fourth installment payments by the Company under each Agreement.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange.
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules.
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules.
"PRC"	People's Republic of China.
"Rights"	the H share share appreciation rights granted under the H Share Share Appreciation Rights Scheme adopted by the Company on 12 October 2005.
"RMB"	Renminbi, the lawful currency of the PRC.
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended and supplemented from time to time.
"Shareholder(s)"	the shareholder(s) of the Company.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"subsidiaries"	has the meaning ascribed to such term under the Listing Rules

"Supervisor(s)"	the supervisor(s) of the Company.
"TEU"	twenty-foot equivalent units, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.
"US$"	United States Dollars, the lawful currency of the United States of America.
"Vendor"	Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing under the laws of the Republic of Korea.
"Vessel(s)"	eight (8) ocean going single screw diesel engine driven fully cellular container vessels, each with a capacity of 13,296 TEU, to be acquired by the Company from the Vendor under the Agreements.

The exchange rate adopted in this Circular for illustration purposes only is US$1.00 = HK$7.82 and HK$1.00 = RMB1.04.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Executive Directors:
Mr. Li Shaode
Mr. Zhang Guofa
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

Non-executive Directors:
Mr. Ma Zehua
Mr. Zhang Jianhua
Mr. Wang Daxiong
Mr. Yao Zuozhi
Mr. Xu Hui

Independent non-executive Directors:
Mr. Hu Hanxiang
Mr. Jim Poon (also known as Pan Zhanyuan)
Mr. Wang Zongxi
Mr. Shen Kangchen

Legal address and principal place of business in the PRC:
27th Floor
450 Fu Shan Road
Pudong New District
Shanghai
the PRC

Principal place of business in Hong Kong:
Level 69
The Center
99 Queen's Road Central
Hong Kong

30 August 2007

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
ACQUISITION OF VESSELS

I INTRODUCTION

Reference is made to the announcement of the Company dated 8 August 2007 in relation to the Agreements.

The Acquisition constitutes a major transaction of the Company under Rule 14.06(3) of the Listing Rules. The main purpose of this Circular is to provide you with, among other things, further information on the Acquisition.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

II THE AGREEMENTS

1. Time

After the trading hours of the Stock Exchange on 8 August 2007.

2. Parties

Purchaser: The Company

Vendor: Samsung Heavy Industries Co., Ltd.

3. General Nature of the Agreements

Pursuant to the Agreements, the Vendor has agreed to design, build, launch, equip, complete and sell, and the Company has agreed to purchase, the Vessels.

4. Consideration and Payment Terms

The aggregate consideration payable for the Acquisition under the Agreements is US$1,359,840,000 (equivalent to approximately HK$10,633,948,800). The said consideration was determined based on market prices as negotiated with the Vendor. The said consideration will be funded from bank financing, internal resources and/or capital raising exercises.

The consideration for each Vessel will be payable in US$ by the Company to the Vendor in five (5) equal installments of US$33,996,000 (equivalent to approximately HK$265,848,720) in accordance with the following milestones as stated in each Agreement:

(a) First installment: To be remitted by telegraphic transfer within three (3) banking days after the Company's receipt from the Vendor of the respective Letter of Refundment Guarantee or before 20 August 2007, whichever comes later;

(b) Second installment: To be remitted by telegraphic transfer within five (5) banking days upon six (6) months after signing of the Agreement;

(c) Third installment: To be remitted by telegraphic transfer within five (5) banking days upon steel cutting of the Vessel;

(d) Fourth installment: To be remitted by telegraphic transfer within five (5) banking days upon keel laying of the Vessel; and

(e) Delivery installment: To be remitted by telegraphic transfer on delivery of the Vessel.

The consideration for each Vessel is subject to adjustments in the event: (i) of any delay in delivery; (ii) the actual speed is less than the guaranteed speed of the Vessel by a certain percentage; (iii) the actual fuel consumption exceeds the guaranteed fuel consumption of the Vessel by a certain percentage; (iv) the actual deadweight is less than the guaranteed deadweight of the Vessel by a certain figure; and/or (v) the actual container capacity is less than the guaranteed container capacity of the Vessel by a certain figure.

5. Delivery Time

The respective delivery date for each Vessel is on or before 31 December 2010, 30 April 2011, 31 July 2011, 30 September 2011, 30 November 2011, 31 December 2011, 31 March 2012 and 31 May 2012.

6. Guarantee/Security in Relation to the Acquisition

Under each Agreement, the Vendor guarantees the principal dimensions and characteristics (including speed, fuel consumption, deadweight and container capacity) of the relevant Vessel.

Under each Agreement, the Vendor guarantees the relevant Vessel from Defect(s), provided that: (a) such Defect(s) arise within the Guarantee Period; and (b) such Defect(s) are not the result of an accident, ordinary wear and tear, misuse, negligence or wilful neglect or omissions by the Company, its employees or agents. In the event that the normal guarantee period stipulated by manufacturers or suppliers of various components of machinery etc. in each Vessel exceeds the Guarantee Period, the benefits of such extended guarantee rights shall be made available to the Company by the Vendor without any additional cost to the Company. The Vendor shall also arrange for the paint manufacturer to guarantee defects in paint and/or application on under water parts of each Vessel for additional twelve (12) calendar months commencing from the end of the Guarantee Period.

Under each Agreement, as security for refund of installments paid by the Company including interest prior to delivery of the Vessels, the Vendor will furnish the Company with a Letter of Refundment Guarantee.

Under each Agreement, in the event of an assignment of the said Agreement by the Company, the Company shall guarantee the due and faithful performance by the assignee(s) of all of its or their liabilities and responsibilities under the said Agreement.

III GENERAL INFORMATION ON THE GROUP AND THE VENDOR

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

The Vendor is principally engaged in the design, building, launch, equipping and sales of ships.

IV REASONS FOR AND BENEFITS OF THE ACQUISITION

The purchase of the Vessels, each with an extremely large capacity, will significantly improve the economies of scale enjoyed by the Group, satisfy the development plan and operational needs of the Group, improve the Group's economic benefits and strengthen the Group's market competitiveness. Expeditiously building extremely large vessels will allow us to take the initiative in seeking cooperation with leading liner service providers, with which we will expect to have an authoritative voice over service pricing in the international liner market.

The Board (including the independent non-executive Directors) believes that the terms of the Agreements are fair and reasonable, on normal commercial terms and in the interest of the Shareholders and the Company as a whole.

V EFFECT OF THE ACQUISITION ON EARNINGS AND ASSETS AND LIABILITIES

It is a general trend in the development of container shipping industry to introduce larger vessels, and those who have overwhelming fleet scale will earn themselves a head start in the keen market competition. With the market growing currently at a high speed, the Group must consider expanding its fleet size promptly to increase its transportation capacity so as to maintain its market share. Currently, the trend of seeking larger vessels has been quite clear, and has become the most noteworthy feature in the international container shipping market. In recent years, shipping companies have endeavored to cut down operational costs in order to create greater profits and secure a favorable position in the competition, and introducing highly-efficient large vessels has been an approach which is being widely adopted.

In recent years, benefiting from the favourable factors in respect of China, the Group's routes from Far-East to Europe and Mediterranean Sea have been running very well. In particular, in the first half of 2007, after the Group dispatched the 8,500TEU series vessels to the Far-East to Europe and Mediterranean Sea routes, the cost per container of the Group has decreased significantly compared to the same period, and profitability level has significantly increased. Such a move has made a noteworthy contribution to the achievement of satisfactory operating results and the economies of scale of large vessels has taken effect.

The Directors expect the Company's earnings to increase as a result of the Acquisition. However, any precise increase in or effect on the Company's earnings is presently unascertainable as the Vesesls are yet to be built. In addition, the Acquisition is expected to increase the Company's assets by approximately US$1,359,840,000 (equivalent to approximately HK$10,633,948,800) and is also expected to cause the Company to incur a large capital expenditure, which will significantly increase our liabilities if we fail to secure financing from multiple channels. The Directors determined that the consideration for the Acquisition will be financed approximately 50% by bank financing and the remaining approximate 50% either by internal resources or by capital raising exercises or a combination of both.

VI IMPLICATIONS UNDER THE LISTING RULES

As the applicable percentage ratios exceed 25% but are less than 100%, the Acquisition constitutes a major transaction of the Company under Rule 14.06(3) of the Listing Rules and is therefore subject to Shareholders' approval. Pursuant to Rule 14.44 of the Listing Rules, Shareholders' approval for the Acquisition may be obtained by written Shareholders' approval in lieu of holding a general meeting if: (a) no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Acquisition; and (b) written Shareholders' approval has been obtained from a Shareholder or a closely allied group of Shareholders who together hold more than 50% in nominal value of the securities giving the right to attend and vote at that general meeting to approve the Acquisition.

The Board confirms that, to the best of its knowledge, information and belief after having made all reasonable enquiries, the Vendor and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons of the Company. Therefore, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Acquisition. As at the date of this Circular, China Shipping, the controlling Shareholder, controls or is entitled to exercise control over the voting rights in respect of 3,610,000,000 domestic shares of the Company representing approximately 59.87% of the entire issued share capital of the Company. China Shipping has given its written approval for the Acquisition. Accordingly, no general meeting for Shareholders' approval of the Acquisition will be held.

VII ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this Circular.

By Order of the Board
China Shipping Container Lines Company Limited
Li Shaode
Chairman

I SUMMARY OF FINANCIAL INFORMATION

The following is a summary of the audited financial information of the Group for the three financial years ended 31 December 2004, 2005 and 2006 as extracted from the relevant annual reports of the Company.

CONSOLIDATED RESULTS

For the year ended 31 December,

	2006	2005	2004
	RMB'000	*RMB'000*	*RMB'000*
Turnover	30,502,378	28,374,680	22,363,851
Operating profit	1,670,031	4,730,576	5,201,223
Profit after taxation	864,714	3,585,095	4,020,391
Basic earnings per share	RMB0.14	RMB0.59	RMB0.80
Gross profit margin	6.90%	17.80%	24.50%
Profit before income tax margin	3.70%	15.20%	21.00%
Gearing ratio	46.00%	30.40%	11.10%

CONSOLIDATED ASSETS AND LIABILITIES

As at 31 December,

	2006	2005	2004
	RMB'000	*RMB'000*	*RMB'000*
Total assets	30,744,056	29,005,328	25,034,860
Non-current assets	23,604,392	20,845,376	15,250,759
Current assets	7,139,664	8,159,952	9,784,101
Total liabilities	14,167,851	12,376,004	10,689,672
Current liabilities	4,593,201	4,226,798	4,352,958
Net current assets	2,546,463	3,933,154	5,431,143

II AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

The following is the audited consolidated financial statements of the Group for the year ended 31 December 2006, together with the relevant notes, as extracted from the annual report of the Company for the financial year ended 31 December 2006.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December, 2006

		Year ended 31 December	
		2006	2005
	Note	*RMB'000*	*RMB'000*
Turnover	*5*	30,502,378	28,374,680
Operating costs	*6,8*	(28,391,606)	(23,331,132)
Gross profit		2,110,772	5,043,548
Other operating income	*7*	133,171	238,262
Administrative and general expenses	*8*	(573,912)	(551,234)
Operating profit		1,670,031	4,730,576
Finance costs	*11*	(533,999)	(427,273)
Share of profit of an associated company	*20*	6,529	5,960
Profit before income tax		1,142,561	4,309,263
Income tax expense	*12*	(277,847)	(724,168)
Profit for the year		864,714	3,585,095
Attributable to:			
Equity holders of the Company	*13*	859,210	3,582,782
Minority interests		5,504	2,313
		864,714	3,585,095
Dividends	*15*	241,200	723,600
Basic earnings per share for profit attributable to the equity holders of the Company (expressed in RMB per share)	*14*	RMB0.14	RMB0.59

CONSOLIDATED BALANCE SHEET

As at 31 December, 2006

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
ASSETS			
Non-current assets			
Fixed assets	16	23,463,851	20,770,813
Land use rights	17	13,356	13,686
Goodwill	18	46,427	13,281
Investment in an associated company	20	48,758	47,596
Investment in a jointly controlled entity	21	32,000	–
		23,604,392	20,845,376
Current assets			
Bunkers		635,735	553,080
Trade and notes receivables	22	3,490,403	4,054,345
Prepayments and other receivables		97,984	129,154
Cash and cash equivalents	23	2,915,542	3,423,373
		7,139,664	8,159,952
Total assets		30,744,056	29,005,328
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	24	6,030,000	6,030,000
Other reserves	25	5,998,515	6,128,838
Retained earnings			
– Proposed final dividend		241,200	723,600
– Others		4,263,526	3,709,426
		16,533,241	16,591,864
Minority interests		42,964	37,460
Total equity		16,576,205	16,629,324
LIABILITIES			
Non-current liabilities			
Long-term bank loans	26	5,538,152	5,107,112
Finance lease obligations	27	3,199,249	2,404,974
Deferred tax liabilities	28	837,249	637,120
		9,574,650	8,149,206

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
Current liabilities			
Trade and notes payables	29	2,205,055	2,759,412
Accrual and other payables		515,189	305,702
Short-term bank loans	26	400,000	–
Long-term bank loans – current portion	26	707,608	501,053
Finance lease obligations – current portion	27	695,724	458,681
Income tax payable		69,625	201,950
		4,593,201	4,226,798
Total liabilities		14,167,851	12,376,004
Total equity and liabilities		30,744,056	29,005,328
Net current assets		2,546,463	3,933,154
Total assets less current liabilities		26,150,855	24,778,530

BALANCE SHEET

As at 31 December, 2006

	Note	As at 31 December 2006 *RMB'000*	2005 *RMB'000*
ASSETS			
Non-current assets			
Fixed assets	*16*	14,971,491	14,650,020
Land use rights	*17*	13,356	13,686
Investment in subsidiaries	*19*	1,328,477	1,473,186
Investment in an associated company	*20*	29,214	29,214
Investment in a joint controlled entity	*21*	32,000	–
Deferred tax assets	*28*	–	40,836
		16,374,538	16,206,942
Current assets			
Bunkers		65,660	101,416
Trade and notes receivables	*22*	1,178,261	1,027,705
Prepayments and other receivables		104,411	25,564
Amounts due from subsidiaries		–	732,305
Dividend receivable from a subsidiary		300,000	1,220,000
Cash and cash equivalents	*23*	925,058	1,027,342
		2,573,390	4,134,332
Total assets		18,947,928	20,341,274
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*24*	6,030,000	6,030,000
Other reserves	*25*	6,170,275	6,110,298
Retained earnings			
– Proposed final dividend		241,200	723,600
– Others		24,806	16,267
Total equity		12,466,281	12,880,165
LIABILITIES			
Non-current liabilities			
Long-term bank loans	*26*	3,408,940	3,616,800
Finance lease obligations	*27*	–	990,688
Deferred tax liabilities	*28*	48,497	–
		3,457,437	4,607,488

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
Current liabilities			
Trade and notes payables	29	1,198,203	1,800,403
Accrual and other payables		258,894	187,239
Amounts due to subsidiaries		635,085	–
Short-term bank loans	26	400,000	–
Long-term bank loans – current portion	26	475,000	380,000
Finance lease obligations – current portion	27	–	292,838
Income tax payable		57,028	193,141
		3,024,210	2,853,621
Total liabilities		6,481,647	7,461,109
Total equity and liabilities		18,947,928	20,341,274
Net current (liabilities)/assets		(450,820)	1,280,711
Total assets less current liabilities		15,923,718	17,487,653

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year ended 31 December, 2006

		Attributable to equity holders of the Company					
	Note	Share capital RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
Balance at 1 January, 2005		6,030,000	5,613,174	2,669,665	14,312,839	32,349	14,345,188
Capital injection by minority shareholders in a subsidiary		–	–	–	–	5,614	5,614
Currency translation differences		–	(97,757)	–	(97,757)	–	(97,757)
Profit for the year		–	–	3,582,782	3,582,782	2,313	3,585,095
Profit appropriation		–	613,421	(613,421)	–	–	–
Dividend relating to 2004		–	–	(1,206,000)	(1,206,000)	(2,816)	(1,208,816)
Balance at 31 December, 2005 and 1 January, 2006		6,030,000	6,128,838	4,433,026	16,591,864	37,460	16,629,324
Currency translation differences		–	(194,233)	–	(194,233)	–	(194,233)
Profit for the year		–	–	859,210	859,210	5,504	864,714
Profit appropriation		–	63,910	(63,910)	–	–	–
Dividend relating to 2005	*15*	–	–	(723,600)	(723,600)	–	(723,600)
Balance at 31 December, 2006		6,030,000	5,998,515	4,504,726	16,533,241	42,964	16,576,205

CONSOLIDATED CASH FLOW STATEMENT

For the Year ended 31 December, 2006

		Year ended 31 December	
		2006	2005
	Note	*RMB'000*	*RMB'000*
Cash flows from operating activities			
Cash generated from operations	*30(a)*	2,975,706	5,304,218
Income tax paid		(210,043)	(163,070)
Net cash generated from operating activities		2,765,663	5,141,148
Cash flows from investing activities			
Purchase of fixed assets		(3,671,894)	(5,088,539)
Acquisition of a subsidiary, net of cash acquired	*30(c)*	(78,528)	–
Capital injection to a jointly controlled entity		(32,000)	–
Proceeds from disposal of fixed assets		15,516	877
Dividends received from an associated company		5,367	5,256
Interest received		74,849	84,801
Net cash used in investing activities		(3,686,690)	(4,997,605)
Cash flows from financing activities			
Interest paid		(362,627)	(278,404)
Proceeds from short-term and long-term bank loans		2,645,285	1,207,207
Repayments of short-term and long-term bank loans		(1,607,690)	(995,520)
Proceeds from sale and lease back of containers		1,349,650	–
Capital element of finance lease payments		(615,016)	(545,124)
Interest element of finance lease payments		(272,806)	(288,520)
Dividends paid to Company's shareholders		(723,600)	(1,686,098)
Dividends paid to minority shareholders		–	(2,816)
Capital injection by minority shareholders		–	5,614
Net cash generated from/(used in) financing activities		413,196	(2,583,661)
Net decrease in cash and cash equivalents		(507,831)	(2,440,118)
Cash and cash equivalents at beginning of the year		3,423,373	5,863,491
Cash and cash equivalents at end of the year		2,915,542	3,423,373

NOTES TO THE CONSOLIDATED ACCOUNTS

1 GENERAL INFORMATION

China Shipping Container Lines Company Limited ("the Company") and its subsidiaries (together, "the Group") principally engaged in owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service.

The Company was established in the People's Republic of China (the "PRC") on 28 August, 1997 as a company with limited liability under the Company Law of the PRC. On 3 March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC (the "Transformation") by converting its registered capital and reserves as at 31 October, 2003 into 3,830,000,000 shares of RMB1 each. The Company's H shares (the "Share Issue") have been listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June, 2004.

The address of its registered office is 27th Floor, 450 Fu Shan Road, Pudong New District, Shanghai, PRC.

These consolidated accounts are presented in thousands of units of Renminbi (RMB'000), unless otherwise stated.

These consolidated accounts have been approved for issue by the Board of Directors on 10 April, 2007.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The consolidated accounts of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities at fair value through profit or loss.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 4.

The adoption of new/revised HKFRS

In 2006, the Group adopted the amendments and interpretation of HKFRS below, which are relevant to its operations.

HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The Group has assessed the impact of the adoption of these amendments and interpretation and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

Standards, interpretation and amendments to existing standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published which are relevant to the Group's operations and accounts and are mandatory for the Group's accounting periods beginning on or after 1 January, 2007 or later periods as follows:

Effective from 1 January, 2007

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HK (IFRIC) – Int 8	Scope of HKFRS 2
HK (IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK (IFRIC) – Int 10	Interim Reporting and Impairment
HK (IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions
HKFRS 7	Financial Instruments: Disclosures

Effective from 1 January, 2009

HKFRS 8	Operating Segments

The Group has not early adopted the above standards, amendments and interpretations and is not yet in a position to state whether substantial changes to the Group's accounting policies and presentation of the accounts will be resulted.

2.2 Consolidation

The consolidated accounts include the accounts of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss account *(Note 2.8)*.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transactions provide evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(b) Transactions and minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated profit and loss account. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(c) Associated company

Associated company is entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investment in an associated company is accounted for using the equity method of accounting and is initially recognised at cost. The Group's investment in an associated company includes goodwill (net of any accumulated impairment loss) identified on acquisition *(Note 2.8)*.

The Group's share of its associated company's post-acquisition profits or losses is recognised in the consolidated profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its investment in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated company are eliminated to the extent of the Group's investment in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated company have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investment in an associated company is stated at cost less provision for impairment losses. The results of associated company are accounted for by the Company on the basis of dividend received and receivable.

(d) Jointly controlled entity

A jointly controlled entity is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Investment in a jointly controlled entity is accounted for in the accounts under the equity method and is stated at cost plus share of post-acquisition results and reserves and goodwill on acquisition less provision for impairment losses (Note 2.8). The share of post-acquisition results and reserves is based on the relevant profit sharing ratios.

In the Company's balance sheet the investment in a jointly controlled entity is stated at cost less provision for impairment losses. The results of jointly controlled entity are accounted for by the Company on the basis of dividend received and receivable.

2.3 Segment Reporting

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated accounts are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Fixed Assets

(a) Vessels under construction

Vessels under construction are stated at cost less accumulated impairment losses. Capitalisation of vessel construction cost is based on actual cost incurred during the year. No depreciation is provided for vessels under construction.

(b) Vessel repairs and surveys

Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next dry-docking are identified and these costs are depreciated over the period to the next estimated dry-docking date. Costs incurred on the subsequent dry-docking of vessels are capitalised and depreciated over the period to the next estimated dry-docking date. When significant dry-docking costs are incurred prior to the expiry of the depreciation period, the remaining costs of the previous dry-docking are written-off immediately.

(c) Construction in progress

Construction in progress represents office building under renovation and other fixed assets under construction or pending installation and is stated at cost. Cost includes the cost of acquisition of the building and the actual renovation costs incurred during the year. No depreciation is provided for construction in progress.

(d) Other fixed assets

All other fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the profit and loss account during the financial period in which they are incurred.

Depreciation of fixed assets is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

	Estimated useful lives
Container vessels	25 years from the date of first registration
Building	40 years
Containers	8 to 10 years
Improvements on vessels under operating leases*	5 years or the period of the lease, whichever is the shorter
Computer and office equipment	5 to 8 years
Motor vehicles	6 years

* represent improvements on vessels operated by the Group under operating leases

The residual values of fixed assets and their useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written-down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount *(Note 2.9)*.

(e) Gain or loss on sale

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the profit and loss account.

(f) Capitalisation of fixed assets

All direct cost relating to the construction of container vessels, including finance costs on related borrowed funds during the construction period, are capitalised as fixed assets.

2.6 Land Use Rights

All land in PRC is state-owned or collectively-owned and no individual land ownership exists. The Group acquires the right to use certain land. The premiums paid for such right are treated as prepayment for operating lease and recorded as land use rights, which are amortised over the lease period using the straight-line method.

2.7 Assets under Leases

(i) Where the Group is a lessee

(a) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the leases at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities. The interest element of the finance cost is recognised in the consolidated profit and loss account over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(b) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated profit and loss account on a straight-line basis over the period of the leases.

(ii) Where the Group is a lessor

Operating lease

Assets leased out under operating leases are included in fixed assets on the balance sheet and when applicable, and are depreciated in accordance with the Group's depreciation policies, as set out in Note 2.5 above. Rental income, net of any incentives given to the lessees, is recognised on a straight-line basis over the period of leases.

(iii) Sale and leaseback transactions – where the Group is the lessee

A sale and leaseback transaction involves the sale of an asset by the Group and the leasing of the same asset back to the Group. The lease payments and the sale price are usually interdependent as they are negotiated as a package.

Sale and leaseback arrangements that result in the Group retaining the majority of the risks and rewards of ownership of assets are accounted for as finance leases. Any excess of sales proceeds over the carrying amount is deferred and amortised over the period of leases.

2.8 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2.9 Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.10 Financial Assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.12.

2.11 Bunkers

Bunkers represent fuels and are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis.

2.12 Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the consolidated profit and loss account.

2.13 Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term and highly liquid investments with original maturities of three months or less, and bank overdrafts (if any).

2.14 Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.15 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.16 Deferred Income Tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than a business combination) that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated company, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17 Employee Benefits

(a) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. Provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(b) Pension obligations

The full-time employees of the Group employed in Mainland China are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans based on percentages of the total salary of employees, subject to a certain ceiling. The Group's liability in respect of these funds is limited to the contributions payable in each year. Contributions to the plans are expensed as incurred.

The Group also operates a defined contribution Mandatory Provident Fund ("MPF") scheme for its employees employed in Hong Kong. The Group and the employees both contribute 5% of the employees' relevant income per month as required by the Hong Kong MPF Scheme Ordinance subject to a maximum of HK$1,000 per person.

The Group's contributions to the above defined contribution schemes are fully vested upon contribution and are expensed as incurred.

(c) Housing benefits

All full-time employees of the Group employed in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis. The Group's liability in respect of these funds is limited to the contributions payable in each year. Contributions to the funds are expensed as incurred.

(d) Share-based compensation

The Group operates a cash-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of share appreciation rights is recognised as expense. The employees are entitled to a future cash payment, based on the increase in the Company's share price from a specified level over a specified period of time.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the share appreciation rights, by applying an option pricing models, taking into account the terms and condition on which the share appreciation rights were granted, and the extent to which the employees have rendered service to date.

At each balance sheet date, the Group measures the services acquired and the liability incurred at the fair value of the liabilities. The fair value of the liabilities are re-measured at each balance sheet date and at the date of settlement, with any changes in fair value, if any, recognised in the consolidated profit and loss account for the year.

2.18 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2.19 Revenue Recognition

The Group recognises revenues on the following bases:

(i) Liner services

Freight revenues from the operation of the international and domestic containerised transportation business are recognised on a percentage of completion basis, which is determined on the time proportion method of each individual vessel voyage.

(ii) Chartering

Income from chartering of vessels under operating leases is recognised over the periods of the respective leases on a straight-line basis.

(iii) Interest income

Interest income is recognised on a time proportion basis using the effective interest method.

2.20 Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the consolidated accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

2.21 Dividend Distribution

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's consolidated accounts in the period in which the dividends are approved by the Company's equity holders.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial Risk Factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit risk, liquidity risk, cash flow and fair value interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

(i) Foreign exchange risk

The Group mainly operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the RMB and United States Dollars ("USD").

Other currencies against RMB and USD have been comparatively stable for the year ended 31 December, 2006. As a result, the Group considers its exposure to foreign exchange risk as low and the Group has not used any forward contracts or other means to hedge its foreign currency exposure for the year ended 31 December, 2006.

(ii) Price risk

The Group's results of operations may be significantly affected by the fluctuation of the fuel price which is a significant expense for the Group. While the international fuel price is determined by worldwide market's demand and supply, domestic fuel price is regulated by the relevant authorities of the state government. Fuel expense represents 22% and 19% of the Group's total costs of sales for the years ended 31 December, 2006 and 2005 respectively.

(b) Credit risk

The Group has no significant concentration of credit risk. The Group has policies that limit the amount of credit exposure to any financial institutions. The Group has also policies in place to ensure that services are rendered to customers with appropriate credit history and the Group performs periodic credit evaluations of its customers. The Group's historical experience in collection of trade and other receivables falls within the recorded allowances. No single customer accounted for greater than 10% of total revenues during the year.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group aims to maintain flexibility in funding by keeping committed credit lines available.

The Group finances its working capital requirements through a combination of funds generated from operations, proceeds and bank loans.

(d) Cash flow and fair value interest rate risk

The Group has no significant interest-bearing assets.

The Group's exposure to changes in interest rates is mainly attributable to its borrowings. Borrowings at variable rates expose the Group to cash flow interest-rate risk. Borrowings at fixed rates expose the Group to fair value interest-rate risk. As at 31 December, 2006 and 2005, over 64% and 71% of the Group's borrowings respectively were at fixed rates. The weighted average effective interest rates and terms of repayment of the Group's borrowings are disclosed in Note 26.

The Group has not used any interest rate swaps to hedge its exposure to interest rate risk but may enter into interest rate hedging instruments in the future to hedge any significant interest rate exposure.

3.2 Fair Value Estimation

The carrying value less impairment provision of trade and notes receivables, prepayment and other receivables, cash and cash equivalents, trade and notes payables, accrual and other payables, current borrowings and balances with group companies are assumed to approximate their fair values due to the short term maturities of these assets and liabilities . The fair value of long-term borrowings for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i) Estimated Impairment of Fixed Assets

The Group assesses annually whether fixed assets and land use rights have any indication of impairment, in accordance with the accounting policy stated in Note 2.9. The recoverable amounts of fixed assets have been determined based on value-in-use calculations. These calculations and valuations require the use of judgement and estimates.

(ii) Income Taxes

The Group is subject to income taxes in a number of jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets, depends on the management's expectation of future taxable profit that will be available against which the deferred tax assets can be utilised. The outcome of their actual utilisation may be different.

(iii) Useful Lives of Fixed Assets

Management determines the estimated useful lives and residual values for the Group's fixed assets. Management will revise the depreciation charge where useful lives and residual values are different to previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(iv) Provision of Operating Cost

Operating costs, which comprise container and cargo, vessel and voyage costs, sub-route and other costs, are recognised on a percentage of completion basis as set out in Note 2.19. Invoices in relation to these expenses are received approximately up to six months after the expenses have been incurred. Consequently, recognition of operating costs is based on the rendering of services as well as the latest tariff agreed with vendors.

If the actual expenses of a voyage differ from the estimated expenses, this will have an impact on operating cost in future periods. Historically, the Group has not experienced significant deviation between the estimated and actual expenses.

5 TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed, where applicable.

	2006	2005
	RMB'000	*RMB'000*
Turnover		
Liner	30,375,447	28,126,526
Chartering	126,931	248,154
	30,502,378	28,374,680

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Primary Reporting Format – Business Segments

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary Reporting Format – Geographical Segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes North America, South America, Europe/Mediterranean, Australia, East and Southeast Asia, Middle East, China domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for turnover:

	2006	2005
	RMB'000	*RMB'000*
North America	12,840,106	11,060,184
South America	650,379	281,271
Europe/Mediterranean	8,600,589	10,372,910
Australia	1,278,240	1,378,370
East and Southeast Asia	1,596,373	1,758,694
Middle East	1,097,042	78,322
China Domestic	2,419,817	1,938,820
Others	2,019,832	1,506,109
	30,502,378	28,374,680

6 OPERATING COSTS

	2006 *RMB'000*	2005 *RMB'000*
Operating costs		
Container and cargo	12,789,231	10,473,989
Vessel and voyage	10,280,565	7,752,946
Sub-route and others	5,321,810	5,104,197
	28,391,606	23,331,132

7 OTHER OPERATING INCOME

	2006 *RMB'000*	2005 *RMB'000*
Interest income	74,849	84,801
Information technology services fees	42,213	25,825
Reversal of provision for impairment of receivables	16,109	–
Recovery of payment for claims	–	28,305
Compensation income *(Note (i))*	–	99,331
	133,171	238,262

Note:

(i) Pursuant to an agreement between a fellow subsidiary and the City of Los Angeles on 21 May, 2005, the City of Los Angeles made compensation to the fellow subsidiary for the delay in providing premises at Berths 100-102. Out of the aforementioned compensation receivable from the City of Los Angeles, the fellow subsidiary agreed to pay USD12,000,000 to the Company to compensate the Company for the additional costs incurred by the Group due to the delay in the provision of port related services.

8 EXPENSES BY NATURE

	2006 *RMB'000*	2005 *RMB'000*
Auditor's remunerations	4,980	4,500
Cost of bunkers consumed	6,311,076	4,383,763
Depreciation:		
– Owned container vessels chartered-out under operating leases	14,462	20,316
– Other owned assets	694,170	414,101
– Containers under finance leases	474,856	441,202
	1,183,488	875,619
Loss on disposal of fixed assets	11,645	5,034
Operating lease rental:		
– Container vessels	2,399,354	2,360,813
– Containers	587,676	587,459
– Buildings	43,000	32,809
	3,030,030	2,981,081
Provision for impairment of receivables	–	6,211
Employee benefit expense, including directors' and supervisors' emoluments *(Note 9, 10)*	739,498	605,171
Foreign exchange losses	19,034	58,699
Bank charges	4,372	1,598

9 EMPLOYEE BENEFIT EXPENSE

An analysis of staff costs, including directors' and supervisors' emoluments, is set out below:

	2006	2005
	RMB'000	*RMB'000*
Staff salaries and hiring of crews	562,486	475,080
Social welfare benefits	124,727	94,849
Pension cost	50,853	33,791
Share based compensation granted to directors and employees *(note(i))*	1,432	1,451
	739,498	605,171

Note:

(i) H SHARE SHARE APPRECIATION RIGHTS SCHEME

In accordance with the "Resolution Regarding Adoption and Approval of the H Share Share Appreciation Rights Scheme and Implementation Methods" passed at the Company's second Special General Meeting in year 2005 held on 12 October, 2005, the Company implemented a H share share appreciation rights scheme as appropriate incentive policy. Under this scheme, the H share share appreciation rights (the "Rights") are granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights scheme. Upon exercise of the Rights, the grantee will receive a cash payment in RMB, subject to any applicable withholding tax, translated from the Hong Kong dollars "HKD" amount equal to the number of units of Rights exercised multiplied by the appreciation, if any, in the market price of the Company's H shares above the exercise price of the Rights, based on the applicable exchange rate between RMB and HKD at the date of the exercise. The market price of the Company's H shares at the time of exercise of the Rights shall be the average closing price of the Company's H shares on the Stock Exchange for the 4 trading days before the date of exercise and on the date of exercise.

The eligible grantees are: the directors of the Company (other than independent non-executive directors), the supervisors of the Company (other than independent supervisors), the senior executives of the Company, the head of department of each of the operational and management departments of the Company and the general managers and deputy general managers of the Company's subsidiaries.

The term of the scheme is 10 years. The Rights proposed to be granted account for 2% of the current total issued share capital of the Company, i.e. 120,600,000 units of Rights, which will be granted on three occasions, i.e. an initial grant and two further annual grants. The initial grant was made on 12 October, 2005, when 30,150,000 units of Rights accounting for 0.5% of the total issued share capital of the Company were granted. Two further annual grants will be made on 1 July, 2007 and 1 July, 2009 respectively.

The stipulated lock-up period for exercising the Rights is two years after the date of grant. Not more than 30%, 60% and 100% of the Rights will vest during the third year, fourth year and fifth year respectively. The Rights can be exercised before the expiration of the term of the scheme (10 years). The Rights which have not been exercised after the expiration of the term of the scheme shall lapse.

During the year ended 31 December, 2006, no Rights were exercised. The Company recognised compensation expense of the Rights over the applicable vesting period. For the year ended 31 December, 2006, compensation expense recognised by the Group in respect of the Rights was RMB1,432,000 (2005: RMB1,451,000).

10 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) Directors' and Supervisors' Emoluments

The remuneration of each director and supervisor for the year ended 31 December, 2006 is set out below:

Name of Director and Supervisor	Fees	Salary	Pension and other social welfare	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
2006				
Director				
Mr. Jia Hongxiang	–	146	166	312
Mr. Huang Xiaowen	–	144	157	301
Mr. Zhao Hongzhou	–	115	139	254
Mr. Hu Hanxiang	88	–	–	88
Mr. Gu Nianzu	88	–	–	88
Mr. Wang Zongxi	88	–	–	88
Mr. Lam Siu Wai, Steven	275	–	–	275
Supervisor				
Mr. Huang Xinming	–	144	166	310
Mr. Hua Min	88	–	–	88
Ms. Pan Yingli	88	–	–	88
Mr. Wang Xiuping	–	358	93	451
	715	907	721	2,343

The remuneration of each director and supervisor for the year ended 31 December, 2005 is set out below:

Name of Director and Supervisor	Fees	Salary	Pension and other social welfare	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
2005				
Director				
Mr. Jia Hongxiang	–	568	156	724
Mr. Huang Xiaowen	–	511	143	654
Mr. Zhao Hongzhou	–	454	130	584
Mr. Hu Hanxiang	88	–	–	88
Mr. Gu Nianzu	88	–	–	88
Mr. Wang Zongxi	88	–	–	88
Mr. Lam Siu Wai, Steven	275	–	–	275
Supervisor				
Mr. Huang Xinming	–	568	156	724
Mr. Hua Min	88	–	–	88
Ms. Pan Yingli	88	–	–	88
Mr. Wang Xiuping	–	295	77	372
	715	2,396	662	3,773

No directors or supervisors of the Company waived any emoluments during the year (2005: Nil). No discretionary bonus was paid to any of the directors or supervisors of the Company during the year (2005: Nil).

The remaining six directors (2005: seven) and two supervisors (2005: three) of the Company did not receive any emoluments from the Company or any of its subsidiaries during the year.

(b) Five Highest Paid Individuals

The five individuals whose emoluments were the highest in the Group for the year do not include any directors (2005: three) and supervisors (2005: one). The emoluments payable to the five (2005: remaining one) individuals during the year are as follows:

	2006 *RMB'000*	2005 *RMB'000*
Basic salaries and allowances	2,129	1,061
Pension and others welfare	475	312
	2,604	1,373

The emoluments of the above five (2005: one) individuals fell within the following bands:

	2006	2005
Nil to HK$1,000,000 (equivalent to approximately RMB1,004,000)	5	–
HK$1,000,000 (equivalent to approximately RMB1,004,000) to HK$2,000,000 (equivalent to approximately RMB2,008,000)	–	1
	5	1

(c) During the year, no emoluments were paid by the Group to any of the directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office (2005: nil).

11 FINANCE COSTS

	2006 *RMB'000*	2005 *RMB'000*
Interest expenses:		
– bank loans	362,627	278,404
– finance lease obligations	295,123	288,520
Total interest expenses	657,750	566,924
Less: amount capitalised in vessels under construction	(123,751)	(139,651)
	533,999	427,273

The capitalisation rate applied to funds borrowed generally and utilised for the vessels under construction is 5.43% (2005: 5.46%) per annum for the year ended 31 December, 2006.

12 TAXATION

(a) Income Tax Expense

	2006 *RMB'000*	2005 *RMB'000*
Current income tax		
– Hong Kong profits tax *(note (i))*	1,214	2,198
– PRC enterprise income tax *(note (ii))*	76,504	234,807
Deferred taxation *(Note 28)*	200,129	487,163
	277,847	724,168

Notes:

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for year ended 31 December, 2006.

(ii) PRC enterprise income tax ("EIT")

The Company is a joint stock limited company under the Company Law of the PRC and was registered in the Pudong New District, Shanghai. According to the relevant laws and regulations, the EIT rate applicable to the Company is 15%.

The Company's subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 0% to 33% for the year ended 31 December, 2006 (2005: 0% – 33%).

Pursuant to relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

(iii) The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2006 *RMB'000*	2005 *RMB'000*
Profit before income tax	1,142,561	4,309,263
Less: Share of profit of an associated company	(6,529)	(5,960)
	1,136,032	4,303,303
Tax calculated at a taxation rate of 15% (2005: 15%)	(170,405)	(645,495)
Write-off of deferred tax assets on finance lease *(Note 28)*	(69,148)	–
Effect of different tax rate in subsidiaries	(38,294)	(78,673)
Tax expense	(277,847)	(724,168)

(b) Other Taxes

(i) Value-added tax ("VAT")

The Company's subsidiaries in the PRC are subject to VAT, which is charged on top of the selling price at a general rate of 17%. An input credit is available whereby input VAT previously paid on purchases of raw materials or semi-finished products can be used to offset the output VAT on sales to determine the net VAT payable.

(ii) Business tax

Revenue derived from liner services provided by the Company and its subsidiaries in the PRC is subject to business tax at rates ranging from 3% to 5% for the year ended 31 December, 2006 (2005: 3% to 5%).

13 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company is dealt with in the accounts of the Company to the extent of RMB309,716,000 (2005: RMB1,344,212,000).

14 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company of RMB859,210,000 (2005: RMB3,582,782,000) by the number of 6,030,000,000 (2005: 6,030,000,000) shares in issue.

	2006 *RMB'000*	**2005** *RMB'000*
Profit attributable to equity holders of the Company	859,210	3,582,782
Number of ordinary shares in issue (thousands)	6,030,000	6,030,000
Basic earnings per share (RMB per share)	RMB0.14	RMB0.59

Diluted earnings per share has not been presented as the Company has no potential dilutive shares.

15 DIVIDENDS

	2006 *RMB'000*	**2005** *RMB'000*
Final, proposed of RMB0.04 (2005: RMB0.12) *(note (i))*		
– per domestic share	144,400	433,200
– per H share	96,800	290,400
	241,200	723,600

Note:

(i) The dividends paid during the year ended 31 December, 2006 were 2005 final proposed dividends of RMB723,600,000 (RMB0.12 per share). The dividends paid during the year ended 31 December, 2005 were 2004 special dividend to ultimate holding company of RMB480,098,000 and 2004 final proposed dividends of RMB1,206,000,000 (RMB0.2 per share). A dividend in respect of 2006 of RMB0.04 per share, amounting to a total dividend of RMB241,200,000, was proposed at the Board of Directors' Meeting on 10 April, 2007. These accounts do not reflect this dividend payable.

16 FIXED ASSETS

The Group

	Container vessels RMB'000	Building RMB'000	Vessels under construction RMB'000	Construction in progress RMB'000	Improvement on vessels under operating leases RMB'000	Containers RMB'000	Motor vehicles RMB'000	Computer and office equipment RMB'000	Total RMB'000
At 1 January, 2005									
Cost	9,390,632	–	4,351,466	225,601	326,288	3,480,108	36,409	178,686	17,989,190
Accumulated depreciation and impairment losses	(1,013,012)	–	–	–	(240,074)	(1,436,500)	(16,160)	(92,858)	(2,798,604)
Net book amount	8,377,620	–	4,351,466	225,601	86,214	2,043,608	20,249	85,828	15,190,586
Year ended 31 December, 2005									
Opening net book amount	8,377,620	–	4,351,466	225,601	86,214	2,043,608	20,249	85,828	15,190,586
Exchange difference	(17,758)	–	(70,918)	–	–	(16,841)	–	–	(105,517)
Transfers	4,592,311	169,826	(4,592,311)	(209,304)	–	–	–	39,478	–
Transfer to land use rights	–	–	–	(13,918)	–	–	–	–	(13,918)
Additions	29,966	–	3,919,286	13,022	8,456	2,325,224	6,571	40,415	6,342,940
Acquisition from fellow subsidiaries	71,001	–	–	–	–	167,251	–	–	238,252
Disposals	–	–	–	–	–	(4,309)	(417)	(1,185)	(5,911)
Depreciation	(344,007)	(2,689)	–	–	(17,416)	(476,399)	(5,256)	(29,852)	(875,619)
Closing net book amount	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
At 31 December, 2005									
Cost	14,066,152	169,826	3,607,523	15,401	334,744	5,948,550	41,931	253,412	24,437,539
Accumulated depreciation and impairment losses	(1,357,019)	(2,689)	–	–	(257,490)	(1,910,016)	(20,784)	(118,728)	(3,666,726)
Net book amount	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
Year ended 31 December, 2006									
Opening net book amount	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
Exchange difference	(18,055)	–	(79,889)	–	–	(92,550)	(66)	(868)	(191,428)
Transfers	2,863,253	25,971	(2,863,253)	(37,312)	–	–	–	11,341	–
Addition from purchase of a subsidiary	–	–	–	–	–	–	103	2,682	2,785
Additions	31,833	–	2,151,813	31,697	3,855	963,583	2,513	14,545	3,199,839
Acquisition from fellow subsidiaries	54,760	–	–	–	–	837,731	–	–	892,491
Disposals	(8,049)	–	–	–	(11,032)	(4,277)	(381)	(3,422)	(27,161)
Depreciation	(519,777)	(4,160)	–	–	(30,905)	(583,032)	(5,072)	(40,542)	(1,183,488)
Closing net book amount	15,113,098	188,948	2,816,194	9,786	39,172	5,159,989	18,244	118,420	23,463,851
At 31 December, 2006									
Cost	16,975,344	195,797	2,816,194	9,786	166,498	6,847,128	43,958	274,957	27,329,662
Accumulated depreciation and impairment losses	(1,862,246)	(6,849)	–	–	(127,326)	(1,687,139)	(25,714)	(156,537)	(3,865,811)
Net book amount	15,113,098	188,948	2,816,194	9,786	39,172	5,159,989	18,244	118,420	23,463,851

The Company

	Container vessels RMB'000	Building RMB'000	Vessels under construction RMB'000	Construction in progress RMB'000	Improvement on vessels under operating leases RMB'000	Containers RMB'000	Motor vehicles RMB'000	Computer and office equipment RMB'000	Total RMB'000
At 1 January, 2005									
Cost	8,664,364	-	1,836,615	225,601	300,430	2,877,468	5,156	121,006	14,030,640
Accumulated depreciation and impairment losses	(956,288)	-	-	-	(222,412)	(1,424,147)	(2,598)	(68,209)	(2,673,654)
Net book amount	7,708,076	-	1,836,615	225,601	78,018	1,453,321	2,558	52,797	11,356,986
Year ended 31 December, 2005									
Opening net book amount	7,708,076	-	1,836,615	225,601	78,018	1,453,321	2,558	52,797	11,356,986
Transfers	4,572,578	169,826	(4,572,578)	(208,374)	-	-	-	38,548	-
Transfer to land use rights	-	-	-	(13,918)	-	-	-	-	(13,918)
Additions	29,966	-	3,899,921	12,586	-	-	2,613	4,301	3,949,387
Acquisition from a fellow subsidiary	71,001	-	-	-	-	-	-	-	71,001
Disposals	-	-	-	-	-	(4,277)	-	(436)	(4,713)
Depreciation	(322,929)	(2,689)	-	-	(12,518)	(356,108)	(750)	(13,729)	(708,723)
Closing net book amount	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
At 31 December, 2005									
Cost	13,337,909	169,826	1,163,958	15,895	300,430	2,870,311	7,769	161,915	18,028,013
Accumulated depreciation and impairment losses	(1,279,217)	(2,689)	-	-	(234,930)	(1,777,375)	(3,348)	(80,434)	(3,377,993)
Net book amount	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
Year ended 31 December, 2006									
Opening net book amount	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
Transfers	1,468,235	25,971	(1,468,235)	(37,312)	-	-	-	11,341	-
Additions	27,566	-	1,913,275	31,203	-	-	1,714	-	1,973,758
Transfer to a subsidiary	-	-	-	-	-	(1,092,936)	-	-	(1,092,936)
Disposals	(8,049)	-	-	-	(11,032)	-	-	(128)	(19,209)
Depreciation	(483,952)	(4,160)	-	-	(25,359)	-	(1,133)	(25,538)	(540,142)
Closing net book amount	13,062,492	188,948	1,608,998	9,786	29,109	-	5,002	67,156	14,971,491
At 31 December, 2006									
Cost	14,812,456	195,797	1,608,998	9,786	128,329	-	9,483	171,254	16,936,103
Accumulated depreciation and impairment losses	(1,749,964)	(6,849)	-	-	(99,220)	-	(4,481)	(104,098)	(1,964,612)
Net book amount	13,062,492	188,948	1,608,998	9,786	29,109	-	5,002	67,156	14,971,491

(a) As at 31 December, 2006, the net book value of containers held under finance lease by the Group amounted to approximately RMB3,806,385,000 (2005: RMB2,722,223,000).

(b) As at 1 January, 2006, the Company transferred its containers under finance leases with net book value of RMB1,092,936,000 to a subsidiary.

(c) As at 31 December, 2006, the net book value of container vessels, vessels under construction and containers of the Group and the Company pledged as securities for the long-term bank loans amounted to approximately RMB7,009,915,000 and RMB4,941,694,000 (2005: RMB6,727,496,000 and RMB5,463,524,000) respectively *(Note 26)*.

(d) As at 31 December, 2006, the aggregate cost, accumulated depreciation and accumulated impairment losses of the leased assets, where the Group and the Company are the lessor, comprised vessels under chartering arrangements, amounted to RMB376,620,000, RMB162,758,000 and RMB32,916,000 (2005: RMB486,383,000, RMB194,733,000 and RMB32,916,000) respectively.

(e) As at 31 December, 2006, the accumulated capitalised borrowing costs of the Group and the Company included in vessels under construction amounted to approximately RMB194,637,000 and RMB71,098,000 (2005: RMB131,864,000 and RMB62,013,000) respectively.

(f) As at 31 December, 2006, the accumulated impairment losses of the container vessels of the Group and the Company amounted to RMB59,279,000 (2005: RMB59,279,000).

(g) Depreciation expenses of RMB1,163,981,000 (2005: RMB858,483,000) has been charged to consolidated profit and loss account within operating costs, and RMB19,507,000 (2005: RMB17,136,000) has been charged to consolidated profit and loss account within administrative and general expenses.

17 LAND USE RIGHTS

The Group and the Company's interests in land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	RMB'000
Year ended 31 December, 2005	
Opening net book value	–
Transfer from fixed assets *(Note 16)*	13,918
Amortisation charge for the year	(232)
Closing net book amount	13,686
At 31 December, 2005	
Cost	13,918
Accumulated amortisation	(232)
Net book amount	13,686
Year ended 31 December, 2006	
Opening net book value	13,686
Amortisation charge for the year	(330)
Closing net book amount	13,356
At 31 December, 2006	
Cost	13,918
Accumulated amortisation	(562)
Net book amount	13,356

All of the Group's land use rights are located in Shanghai, the PRC and are held on leases of 30 to 50 years from the dates of acquisition.

18 GOODWILL

	The Group
	RMB'000
Year ended 31 December, 2005	
Opening and closing net book amount	13,281
At 31 December, 2005	
Cost	13,281
Impairment expense	-
Net book amount	13,281
Year ended 31 December, 2006	
Opening net book amount	13,281
Addition from purchase of a subsidiary	33,146
Impairment expense	-
Closing net book amount	46,427
At 31 December, 2006	
Cost	46,427
Impairment expense	-
Net book amount	46,427

Goodwill Impairment Test

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 2.8. The carrying amounts of goodwill acquired through acquisition of equity interests of subsidiaries are solely allocated to these subsidiaries for impairment testing.

The recoverable amount of the subsidiary is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates which are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risk relating to the subsidiary.

Based on the impairment tests of goodwill, in the opinion of the Directors, no impairment provision is considered necessary for the balance of the Group's goodwill.

19 INVESTMENTS IN SUBSIDIARIES

	The Company As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Unlisted shares, at cost	396,188	295,928
Loan to a subsidiary	932,289	1,177,258
	1,328,477	1,473,186

(a) During the year, the Company made capital injection to its subsidiaries. Shanghai Puhai Shipping Liners Co., Ltd. , Quanzhou China Shipping Container Lines Co., Ltd., China Shipping Container Lines (Fuzhou) Co., Ltd. and Longkou China Shipping Container Lines Co., Ltd. in the form of cash amounting to RMB100,000,000, RMB105,000, RMB105,000 and RMB50,000 respectively. These capital injections have been verified by BDO Zhong Hua Certified Public Accountants (上海眾華滬銀會計師事務所), Quanzhou Ming Cheng Certified Public Accountants Company Limited (泉州名城有限責任會計師事務所), Fuzhou Da Zheng Certified Public Accountants Company Limited (福州大正有限責任會計師事務所) and Yantai Jin Du Certified Public Accountants Company Limited (煙台金都有限責任會計師事務所), who issued capital certification reports on 15 August, 2006, 9 February, 2006, 14 January, 2006 and 22 February, 2006 respectively.

(b) The loan to a subsidiary is unsecured, interest bearing at LIBOR plus 0.05% per annum and wholly repayable on 27 December, 2009.

(c) A list of subsidiaries as at 31 December, 2006 is set out in Note 35(a).

20 INVESTMENT IN AN ASSOCIATED COMPANY

	The Group As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Beginning of the year	47,596	46,892
Share of an associated company's results		
– profit before income tax	8,944	8,164
– income tax expense	(2,415)	(2,204)
	6,529	5,960
Dividend received	(5,367)	(5,256)
End of the year	48,758	47,596

	The Company As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Unlisted investments, at cost	29,214	29,214

The Group and the Company's interest in its principal associated company, which is unlisted, is as follows:

	As at 31 December 2006 *RMB'000*	2005 *RMB'000*
Total assets	51,280	50,684
Total liabilities	2,522	3,088
Revenue	39,972	35,987
Net profit	6,529	5,960
Percentage of interest held	40%	40%

Details of the associated company as at 31 December, 2006 are set out in Note 35(b).

21 INVESTMENT IN A JOINTLY CONTROLLED ENTITY

	The Group and the Company As at 31 December 2006 *RMB'000*	2005 *RMB'000*
Share of net assets	32,000	–

The Group and the Company's interest in its principal jointly controlled entity, which is unlisted, is as follows:

	As at 31 December 2006 *RMB'000*	2005 *RMB'000*
Total assets	32,000	–
Total net assets	32,000	–
Percentage of interest held	50%	–

Details of the jointly controlled entity as at 31 December, 2006 are set out in Note 35(c).

There are no contingent liabilities relating to the Group and the Company's investment in jointly controlled entity, and no contingent liabilities of the ventures itself.

22 TRADE AND NOTES RECEIVABLES

	The Group As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Trade receivables		
– Fellow subsidiaries	1,932,592	1,997,785
– Others	1,431,516	1,933,858
	3,364,108	3,931,643
Notes receivables	126,295	122,702
	3,490,403	4,054,345

The ageing analysis of the trade and notes receivables is as follows:

	The Group As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
1 to 3 months	2,914,493	2,547,888
4 to 6 months	561,926	699,593
7 to 9 months	114,784	428,547
10 to 12 months	–	499,913
Over 1 year	13,150	8,463
	3,604,353	4,184,404
Less: provision for impairment of receivables	(113,950)	(130,059)
	3,490,403	4,054,345

The Group has reversed RMB16,109,000 (Note 7) for the impairment of its trade receivables during the year ended 31 December, 2006. The income has been included in other operating income in the consolidated profit and loss account.

	The Company As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Trade receivables		
– Subsidiaries	664,393	491,295
– Fellow subsidiaries	292,996	446,840
– Others	108,779	11,325
	1,066,168	949,460
Notes receivables	112,093	78,245
	1,178,261	1,027,705

The ageing analysis of the trade and notes receivables is as follows:

	The Company As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
1 to 3 months	1,170,648	896,502
4 to 6 months	12,240	105,959
7 to 9 months	4,554	15,205
10 to 12 months	–	39,404
Over 1 year	13,150	8,463
	1,200,592	1,065,533
Less: provision for impairment of receivables	(22,331)	(37,828)
	1,178,261	1,027,705

The carrying amounts of the trade and notes receivables approximate their fair value.

The carrying amounts of the trade and notes receivables are denominated in the following currencies:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
RMB	1,176,638	962,206	412,932	420,848
HKD	7,717	33,659	–	–
USD	1,966,129	2,419,871	754,182	575,168
Other currencies	339,919	638,609	11,147	31,689
	3,490,403	4,054,345	1,178,261	1,027,705

There is no concentration of credit risk with respect to trade receivables, as the group and the company has a large number of customers, internationally dispersed.

Credit Policy

Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

23 CASH AND CASH EQUIVALENTS

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cash at bank and in hand	2,065,367	2,605,368	881,695	1,027,342
Short-term bank deposits	850,175	818,005	43,363	–
	2,915,542	3,423,373	925,058	1,027,342

The effective interest rate on short-term bank deposits was 4.6% per annum (2005: 3.6%); these deposits have an average maturity of 5 days (2005: 3 days).

Cash and cash equivalents are denominated in the following currencies:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
RMB	889,378	921,022	602,632	679,078
HKD	120,764	74,008	41,716	41,579
USD	1,742,818	2,232,504	278,872	301,559
Other currencies	162,582	195,839	1,838	5,126
	2,915,542	3,423,373	925,058	1,027,342

As at 31 December, 2006, cash and cash equivalents of RMB1,302,895,000 (2005: RMB1,367,246,000) were held by the Company and certain subsidiaries of the Group with bank accounts operating in the PRC where exchange controls apply.

24 SHARE CAPITAL

	Domestic shares of RMB1 each	H shares of RMB1 each *(note (i))*	Total
	RMB'000	*RMB'000*	*RMB'000*
At 31 December, 2005	3,610,000	2,420,000	6,030,000
At 31 December, 2006	3,610,000	2,420,000	6,030,000

Note:

(i) The domestic shares and H shares rank pari passu in all material respects except that the dividends to holders of H shares are declared in RMB but paid in HKD.

25 OTHER RESERVES

The Group

	Capital surplus *RMB'000*	Statutory surplus reserve *(note(i))* *RMB'000*	Statutory public welfare fund *(note(ii))* *RMB'000*	Discretionary common reserve *(note (iii))* *RMB'000*	Translation *RMB'000*	Total *RMB'000*
At 1 January, 2005	4,851,488	380,473	380,473	740	–	5,613,174
Currency translation difference	–	–	–	–	(97,757)	(97,757)
Profit appropriation	–	407,262	206,159	–	–	613,421
At 31 December, 2005 and 1 January, 2006	4,851,488	787,735	586,632	740	(97,757)	6,128,838
Currency translation difference	–	–	–	–	(194,233)	(194,233)
Transfer	–	586,632	(586,632)	–	–	–
Profit appropriation	–	63,910	–	–	–	63,910
At 31 December, 2006	4,851,488	1,438,277	–	740	(291,990)	5,998,515

The Company

	Capital surplus *RMB'000*	Statutory surplus reserve *(note(i))* *RMB'000*	Statutory public welfare fund *(note(ii))* *RMB'000*	Total *RMB'000*
At 1 January, 2005	4,771,887	367,551	367,551	5,506,989
Profit appropriation	–	402,206	201,103	603,309
At 31 December, 2005 and 1 January, 2006	4,771,887	769,757	568,654	6,110,298
Transfer	–	568,654	(568,654)	–
Profit appropriation	–	59,977	–	59,977
At 31 December, 2006	4,771,887	1,398,388	–	6,170,275

Notes:

(i) In accordance with the PRC regulations and the Articles of Association of the companies within the Group, before distributing the net profit of each year, each of the companies registered in the PRC is required to set aside 10% of its statutory net profit for the year after offsetting any prior year's losses as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of each company's share capital, any further appropriation is optional. The statutory surplus reserve fund can be utilised to offset prior years' losses or to issue bonus shares. However, such statutory surplus reserve fund must be maintained at a minimum of 25% of the entity's share capital after such issuance.

(ii) Before 1 January, 2006, companies registered in the PRC within the Group are required to set aside 5% to 10% of their statutory net profit for the year as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory public welfare fund. The statutory public welfare fund is to be utilised to build or acquire capital items, for the entity's employees and cannot be used to pay off staff welfare expenses. Titles to these capital items remain with the entity.

According to the Company Law of the PRC which was revised on 27 October, 2005, the Company is no longer required to make profit appropriation to the statutory public welfare fund commencing from 1 January, 2006. Pursuant to the notice "Cai Qi [2006] No. 67." issued by the Ministry of Finance of the PRC, the balance of this fund as at 1 January, 2006 was transferred to the statutory surplus reserve.

(iii) Transfer to discretionary common fund is at the discretion of the companies in the Group.

26 BANK BORROWINGS

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Non-Current				
Long-term bank loans	5,538,152	5,107,112	3,408,940	3,616,800
Current				
Short-term bank loans	400,000	–	400,000	–
Long-term bank loans – current portion	707,608	501,053	475,000	380,000
	1,107,608	501,053	875,000	380,000
	6,645,760	5,608,165	4,283,940	3,996,800
Representing:				
– unsecured	1,642,870	817,439	862,000	154,000
– secured	5,002,890	4,790,726	3,421,940	3,842,800
Total bank borrowings	6,645,760	5,608,165	4,283,940	3,996,800
Analysed as follows:				
– wholly repayable within five years	4,347,310	–	2,902,700	–
– not wholly repayable within five years	2,298,450	5,608,165	1,381,240	3,996,800
Total bank borrowings	6,645,760	5,608,165	4,283,940	3,996,800

The maturity of bank borrowings is as follows:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within one year	1,107,608	501,053	875,000	380,000
In the second year	707,608	753,461	475.000	552,560
In the third to fifth year	4.079,808	2,543,910	2,622,700	1,945,695
After fifth year	750,736	1,809,741	311,240	1,118,545
	6,645,760	5,608,165	4,283,940	3,996,800

As at 31 December, 2006, the long-term bank loans of the Group and the Company were secured by the following:

(i) Legal mortgage over certain container vessels, vessels under construction and containers of the Group and the Company with net book value of approximately RMB7,009,915,000 and RMB4,941,694,000 (2005: RMB6,727,496,000 and RMB5,463,524,000) respectively *(Note 16(c))*.

(ii) Charges over shares of certain vessels owning subsidiaries *(Note 35 (a)(ii))*.

(iii) Assignment of shipbuilding contracts related to certain vessels under construction.

An analysis of the carrying amounts of the Group and the Company's bank borrowings by type and currency is as follows:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
RMB				
– at fixed rates	4,283,940	3,996,800	4,283,940	3,996,800
– at floating rates	–	–	–	–
USD				
– at fixed rates	–	–	–	–
– at floating rates	2,361,820	1,611,365	–	–
	6,645,760	5,608,165	4,283,940	3,996,800

The weighted average effective interest rates at the respective balance sheet dates were set out as follows:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Bank borrowing				
– RMB	5.18%	5.46%	5.18%	5.46%
– USD	5.96%	4.05%	–	–

The carrying amounts of current borrowings approximate their fair value.

The carrying amounts and the fair values of long term bank borrowings are as follows:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Carrying amounts	6,245,760	5,608,165	3,883,940	3,996,800
Fair values	6,150,725	5,521,114	3,788,905	3,909,749

The carrying amounts of USD bank borrowings approximate their fair value.

The fair values of RMB bank borrowings are based on discounted cash flow using a rate based on the borrowings rate of 6.12% per annum (2005: 6.12%).

The Group and the Company have the following undrawn borrowing facilities.

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Floating rate	1,210,348	143,581	–	–
Fixed rate	4,760,360	3,407,500	4,760,360	3,407,500
	5,970,708	3,551,081	4,760,360	3,407,500

27 FINANCE LEASE OBLIGATIONS

	The Group As at 31 December, 2006		
	Minimum lease payment	Finance charges	Net present value of minimum lease payment
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
Within one year	995,756	300,032	695,724
In the second year	889,384	224,690	664,694
In the third to fifth year	2,106,029	374,336	1,731,693
After fifth year	865,105	62,243	802,862
	4,856,274	961,301	3,894,973
Less: no later than one year (current portion)	(995,756)	(300,032)	(695,724)
	3,860,518	661,269	3,199,249

	The Group As at 31 December, 2005		
	Minimum lease payment	Finance charges	Net present value of minimum lease payment
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
Within one year	716,348	257,667	458,681
In the second year	683,496	205,430	478,066
In the third to fifth year	1,584,020	355,130	1,228,890
After fifth year	768,413	70,395	698,018
	3,752,277	888,622	2,863,655
Less: no later than one year (current portion)	(716,348)	(257,667)	(458,681)
	3,035,929	630,955	2,404,974

The effective interest rate of finance lease obligations of the Group is 10.3% per annum (2005:14.0%).

The carrying amounts and the fair values of finance lease obligations of the Group are as follows:

	The Group 2006	2005
	RMB'000	*RMB'000*
Carrying amounts	3,894,973	2,863,655
Fair values	3,879,892	2,850,612

The fair values are based on discounted cash flow using a rate based on internal rate of return of the lessor at 7.1% per annum (2005: 8.4%).

All finance lease obligations are dominated in USD.

As at 1 January, 2006, the Company transferred its finance lease obligations with carrying value of RMB1,283,526,000 to a subsidiary. The details of the Company's finance lease obligations as at 31 December, 2005 are set out below:

	The Company As at 31 December, 2005		
	Minimum lease payment	Finance charges	Net present value of minimum lease payment
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
Within one year	443,924	151,086	292,838
In the second year	406,719	111,348	295,371
In the third to fifth year	753,745	157,539	596,206
After fifth year	116,918	17,807	99,111
	1,721,306	437,780	1,283,526
Less: no later than one year (current portion)	(443,924)	(151,086)	(292,838)
	1,277,382	286,694	990,688

As at 31 December, 2005, the effective interest rate of finance lease obligations of the Company was 14.8% per annum.

The carrying amounts and their fair values of finance lease obligations of the Company are as follows:

	The Company	
	2006	2005
	RMB'000	*RMB'000*
Carrying amounts	–	1,283,526
Fair values	–	1,267,735

As at 31 December, 2005, the fair values were based on discounted cash flow using a rate based on internal rate of return of the lessor at 12.0% per annum.

All finance lease obligations were denominated in USD.

28 DEFERRED INCOME TAX

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred tax assets:				
– Deferred tax assets to be recovered after more than 12 months	(15,887)	(72,759)	(10,942)	(67,814)
– Deferred tax assets to be recovered within 12 months	(19,957)	(9,791)	(19,957)	(9,791)
	(35,844)	(82,550)	(30,899)	(77,605)
Deferred tax liabilities:				
– Deferred tax liabilities to be settled after more than 12 months	873,093	719,670	79,396	36,769
	837,249	637,120	48,497	(40,836)

The gross movement on the deferred tax liabilities/(assets) is as follows:

	The Group	
	2006	2005
	RMB'000	*RMB'000*
Beginning of the year	637,120	149,957
Deferred taxation charged to consolidated profit and loss account *(Note 12)*	200,129	487,163
End of the year	837,249	637,120

	The Company	
	2006	2005
	RMB'000	*RMB'000*
Beginning of the year	(40,836)	(94,164)
Deferred taxation charged to profit and loss account	89,333	53,328
End of the year	48,497	(40,836)

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities:

	The Group			The Company
	Profits of subsidiaries	Residual value difference	Total	Residual value difference
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January, 2005	244,121	–	244,121	–
Charged to profit and loss account	438,780	36,769	475,549	36,769
At 31 December, 2005	682,901	36,769	719,670	36,769
Charged to profit and loss account	110,796	42,627	153,423	42,627
At 31 December, 2006	793,697	79,396	873,093	79,396

Deferred tax liabilities mainly relates to deferred tax liabilities provided at a fixed rate of 16.5% on the profit of overseas subsidiaries which are subject to PRC EIT and payable upon profit remittance to the Company.

Deferred tax assets:

	The Group			
	Interest element of finance lease obligations	**Capitalised dry docking expense**	**Tax losses**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January, 2005	(86,345)	(7,819)	–	(94,164)
Charged/(credited) to consolidated profit and loss account	17,197	(638)	(4,945)	11,614
At 31 December, 2005	(69,148)	(8,457)	(4,945)	(82,550)
Charged/(credited) to consolidated profit and loss account	69,148	(2,485)	(19,957)	46,706
At 31 December, 2006	–	(10,942)	(24,902)	(35,844)

	The Company			
	Interest element of finance lease obligations	**Capitalised dry docking expense**	**Tax losses**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January, 2005	(86,345)	(7,819)	–	(94,164)
Charged/(credited) to profit and loss account	17,197	(638)	–	16,559
At 31 December, 2005	(69,148)	(8,457)	–	(77,605)
Charged/(credited) to profit and loss account	69,148	(2,485)	(19,957)	46,706
At 31 December, 2006	–	(10,942)	(19,957)	(30,899)

Deferred tax assets are recognised for tax losses carry forward to the extent that the realisation of the related tax benefit through the future taxable profit is probable. The tax loss of the Company approximately RMB133,048,000 (2005: Nil) has five-year expiry dates. The tax loss of a subsidiary approximately RMB28,257,000 (2005: RMB28,257,000) has no expiry dates.

29 TRADE AND NOTES PAYABLES

	The Group As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Trade payables		
– Fellow subsidiaries	259,834	467,858
– Others	1,945,221	2,281,554
	2,205,055	2,749,412
Notes payables	–	10,000
	2,205,055	2,759,412

The ageing analysis of the trade and notes payables is as follows:

	The Group As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
1 to 3 months	2,132,189	1,954,087
4 to 6 months	45,774	697,283
7 to 9 months	27,092	108,042
	2,205,055	2,759,412

	The Company As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Trade payables		
– Subsidiaries	466,979	428,404
– Fellow subsidiaries	362,793	1,323,755
– Others	288,431	22,244
	1,118,203	1,774,403
Notes payables	80,000	26,000
	1,198,203	1,800,403

The ageing analysis of the trade and notes payables is as follows:

	The Company As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
1 to 3 months	1,039,059	1,661,288
4 to 6 months	106,545	139,115
7 to 9 months	52,599	–
	1,198,203	1,800,403

The carrying amounts of the trade and notes payables approximate their fair value.

The carrying amounts of the trade and notes payables are denominated in the following currencies:

	The Group As at 31 December		The Company As at 31 December	
	2006	2005	2006	2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
RMB	841,803	639,622	297,226	127,622
HKD	56,075	50,430	–	–
USD	1,150,148	1,931,201	885,568	1,630,921
Other currencies	157,029	138,159	15,409	41,860
	2,205,055	2,759,412	1,198,203	1,800,403

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(a) Reconciliation of Profit before Income Tax to Net Cash Generated from Operations:

	2006	2005
	RMB'000	*RMB'000*
Profit before income tax	1,142,561	4,309,263
Depreciation	1,183,488	875,619
Amortisation of land use rights	330	232
Share of profit of an associated company	(6,529)	(5,960)
Interest expense	238,876	138,753
Interest income	(74,849)	(84,801)
(Reversal of)/provision for impairment of receivables	(16,109)	6,211
Finance charge of finance lease obligations	295,123	288,520
Loss on disposal of fixed assets (See below)	11,645	5,034
Operating profit before working capital changes	2,774,536	5,532,871
Increase in bunkers	(82,655)	(303,029)
Decrease/(increase) in trade and notes receivables	654,496	(695,725)
Decrease in prepayments and other receivables	33,659	184,334
(Decrease)/increase in trade and notes payables	(577,162)	618,634
Increase/(decrease) in accruals and other payables	172,832	(32,867)
Net cash generated from operations	2,975,706	5,304,218

In the cash flow statement, proceeds from disposal of fixed assets comprise:

	2006	2005
	RMB'000	*RMB'000*
Net book amount *(Note 16)*	27,161	5,911
Loss on disposal of fixed assets *(Note 8)*	(11,645)	(5,034)
Proceeds from disposal of fixed assets	15,516	877

(b) Significant Non-cash Transactions

During the year ended 31 December, 2006, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of RMB296,684,000 (2005: RMB1,353,002,000).

(c) Acquisition of a Subsidiary Company

On 27 August, 2006, China Shipping Container Lines (Hong Kong) Co., Ltd. ("CSHK"), a wholly-owned subsidiary of the Company entered into a Share Purchase Agreement with China Shipping Agency Logistics (Oversea) Co., Limited, Rich Shipping Agency Co., Ltd. and China Shipping (Hong Kong) Agency Co., Ltd, which are all fellow subsidiaries of the Group, to acquire the net assets of Universal Shipping (Asia) Co., Ltd. ("Universal Shipping") at a consideration of RMB80,141,000.

Universal Shipping is engaged in provision of shipping services in the PRC. Particulars of the assets and liabilities acquired are as follows:

	Fair value *RMB'000*	Carrying amount *RMB'000*
Property, plant and equipment	2,785	2,785
Trade receivables, prepayments and other receivables	79,740	79,740
Cash and cash equivalents	1,613	1,613
Trade payables, accruals and other payables	(37,023)	(37,023)
Deferred tax liability	(120)	(120)
Net assets acquired	46,995	
Goodwill on acquisition	33,146	
Purchase consideration settled in cash	80,141	
Cash and cash equivalents acquired	(1,613)	
Cash outflow on acquisition	78,528	

31 COMMITMENTS

(a) Capital Commitments

As at 31 December, 2006 and 2005, the Group and the Company had the following significant capital commitments which were not provided for in the balance sheets:

	The Group As at 31 December 2006 *RMB'000*	 2005 *RMB'000*
Contracted but not provided for:		
– Vessels under construction	4,100,999	4,315,787
– Purchase of containers	–	160,036
	4,100,999	4,475,823

	The Company As at 31 December 2006 *RMB'000*	 2005 *RMB'000*
Contracted but not provided for:		
– Vessels under construction	3,969,969	4,018,445

(b) Purchase Commitments

As at 31 December, 2006 and 2005, the Group had the following significant purchase commitments of bunkers which were not provided for in the balance sheets:

	The Group As at 31 December 2006 *RMB'000*	 2005 *RMB'000*
Contracted but not provided for:		
– Purchase of bunkers	1,754,165	415,914

(c) Other Commitments

As at 31 December, 2006 and 2005, the Group and the Company had the following significant commitments which were not provided for in the balance sheets:

	The Group As at 31 December 2006 *RMB'000*	 2005 *RMB'000*
Contracted but not provided for:		
– Investment	–	111,100

	The Company As at 31 December 2006 *RMB'000*	 2005 *RMB'000*
Contracted but not provided for:		
– Investment	–	100,000

(d) Lease Commitments

As at 31 December, 2006 and 2005, the Group and the Company had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	The Group As at 31 December 2006 *RMB'000*	 2005 *RMB'000*
Land and buildings:		
– Within one year	44,339	41,385
– In the second to fifth year	62,835	88,436
– After fifth year	4,248	12,867
	111,422	142,688
Vessels chartered-in and containers under operating leases:		
– Within one year	2,935,592	2,641,580
– In the second to fifth year	6,940,418	5,667,242
– After fifth year	3,825,150	2,838,513
	13,701,160	11,147,335
	13,812,582	11,290,023

	The Company As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Land and buildings:		
– Within one year	6,420	5,675
– In the second to fifth year	19,828	22,701
– After fifth year	3,639	11,351
	29,887	39,727
Vessels chartered-in and containers under operating leases:		
– Within one year	243,624	283,861
– In the second to fifth year	338,940	592,910
– After fifth year	–	41,206
	582,564	917,977
	612,451	957,704

32 FUTURE OPERATING LEASE ARRANGEMENTS

As at 31 December, 2006 and 2005, the Group and the Company had future aggregate minimum lease receipts under non-cancellable operating leases as following:

	The Group As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Vessels chartered-out under operating leases:		
– Within one year	49,960	105,644
– In the second to fifth year	27,850	7,722
	77,810	113,366

	The Company As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Vessels chartered-out under operating leases:		
– Within one year	929,088	1,504,449
– In the second to fifth year	1,979,036	4,171,371
	2,908,124	5,675,820

33 CONTINGENT LIABILITIES

As at 31 December, 2006, the Group and the Company have no significant contingent liabilities.

34 SIGNIFICANT RELATED-PARTY TRANSACTIONS

The Group is part of a larger group of companies under China Shipping (Group) Company (incorporated in the PRC) and has extensive transactions and relationships with members of the China Shipping (Group) Company. China Shipping (Group) Company itself is a state-owned enterprise and is controlled by the PRC government. Neither of them produces accounts for public use.

As the Group is controlled by China Shipping (Group) Company, it is considered to be indirectly controlled by the PRC government, which controls a substantial number of entities in the PRC. In accordance with HKAS 24 "Related Party Disclosure", state-owned enterprises and their subsidiaries, other than China Shipping (Group) Company and its subsidiaries, directly or indirectly controlled by the PRC Government are also deemed as related parties of the Group ("other state-owned enterprises"). For purpose of related party transactions disclosure, the Group has in place procedures to assist the identification of the immediate ownership structure of its customers and suppliers as to whether they are state-owned enterprises. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Nevertheless, management believes that meaningful information relative to related-party transactions has been adequately disclosed.

In addition to the related party information shown elsewhere in the accounts (Note 16 and Note 30), the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties, including other state-owned enterprises, during the years and balances arising from related party transactions for the year ended 31 December, 2006 and 31 December, 2005.

(a) During the year, for the purpose of this report, the directors are of the view that the following companies are related parties of the Group:

Name	**Relationship with the Group**
China Shipping (Group) Company	Ultimate holding company
Rich Shipping Co., Ltd.	Fellow subsidiary
Shanghai Marine Transport (Group) Co., Ltd.	Fellow subsidiary
Guangzhou Marine Transport (Group) Co., Ltd.	Fellow subsidiary
Dalian Marine Transport (Group) Company	Fellow subsidiary
China Shipping Development Co., Ltd.	Fellow subsidiary
China Shipping Passenger Liner Co., Ltd.	Fellow subsidiary
China Shipping (Hainan) Haisheng Shipping and Enterprise Co., Ltd.	Fellow subsidiary
Shanghai Inchon International Ferry Co., Ltd.	Fellow subsidiary
China Shipping Terminal Development Co., Ltd.	Fellow subsidiary
China Shipping Logistics Co., Ltd.	Fellow subsidiary
China Shipping Agency Co., Ltd.	Fellow subsidiary
China Shipping Air Cargo Co., Ltd.	Fellow subsidiary
China Shipping Industry Co., Ltd.	Fellow subsidiary
China Shipping Investment Co., Ltd.	Fellow subsidiary
China Shipping International Trading Co., Ltd.	Fellow subsidiary
China Shipping Telecommunications Co., Ltd.	Fellow subsidiary
Dong Fang International Investment Co., Ltd.	Fellow subsidiary
China Shipping Regional Holdings Pte Ltd.	Fellow subsidiary
China Shipping Agency (Australia) Co., Ltd.	Fellow subsidiary
China Shipping Japan Co., Ltd.	Fellow subsidiary
China Shipping Agency (Korea) Co., Ltd.	Fellow subsidiary
China Shipping (Europe) Holding GmbH	Fellow subsidiary
China Shipping Suppliers Co., Ltd.	Fellow subsidiary
China Shipping (Hongkong) Holdings Co., Ltd.	Fellow subsidiary
China Shipping (North America) Holding Co., Ltd.	Fellow subsidiary
China Shipping (North America) Agency Co.,Inc.	Fellow subsidiary
China Shipping (Malaysia) Agency Sdn. Bhd.	Fellow subsidiary
China Shipping (Argentina) Agency S.A.	Fellow subsidiary
China Shipping (Brazil) Agency S.A.	Fellow subsidiary
China Shipping Egypt Co, Ltd.	Fellow subsidiary
West Basin Container Terminals LLC.	Related company

Same as disclosed elsewhere in the accounts *(Note 16 and Note 30)*, the Group had the following transactions and balances with related parties, which in the opinion of the directors, were carried out in the ordinary course of the Group's business.

(b) The following significant transactions were carried out with related parties:

	Notes	2006 RMB'000	2005 RMB'000
Transactions with fellow subsidiaries			
Revenue:			
Information technology services	*(i)*	42,213	25,825
Lease of containers	*(ii)*	854	4,785
Liner services	*(i)*	1,661,158	941,774
Lease of vessels	*(i)*	7,592	1,273
Compensation income	*(Note 7(i))*	–	99,331
Expense:			
Agency management services	*(i)*	13,696	14,705
Interest element of finance lease obligations in connection with lease of containers	*(ii)*	149,009	213,254
Lease of containers	*(ii)*	67,682	–
Lease of chassis	*(i)*	39,400	19,797
Lease of properties	*(ii)*	10,922	11,902
Cargo and liner agency services	*(i)*	406,352	208,924
Container management services	*(i)*	751,920	790,380
Time charter services	*(i)*	232,650	288,188
Bareboat charter services	*(i)*	76,795	56,769
Ship repair services	*(i)*	58,560	54,780
Supply of fresh water, vessel fuel, lubricants, spare parts and other materials	*(i)*	474,523	346,144
Depot services	*(i)*	30,541	19,075
Information technology services	*(i)*	27,083	27,755
Provision of motor vehicles	*(i)*	952	2,718
Provision of crew members	*(i)*	121,244	140,450
Loading and unloading services	*(i)*	875,888	693,601
Sub-route services	*(i)*	164,379	101,935
Ground container transport costs	*(i)*	152,151	34,218

(i) These transactions were conducted in accordance with various master agreements entered into between the Company and fellow subsidiaries on 10 May, 2004.

(ii) These transactions were conducted in accordance with relevant agreements entered into between the Company and fellow subsidiaries.

	2006 *RMB'000*	2005 *RMB'000*
Transactions with other state-owned enterprises		
Revenue:		
Interest income from bank deposits	17,737	19,873
Expense:		
Port charges	2,507,759	3,061,575
Purchase of bunkers and spare parts	451,910	352,229
Interest expenses	312,265	223,109
Vessel maintenance costs	81,277	74,998
Other transactions:		
Progress payment made on construction of vessels	1,518,655	3,195,946

(c) Balances with related parties

	2006 *RMB'000*	2005 *RMB'000*
Balances with fellow subsidiaries		
Trade receivables *(note (i))*	1,992,363	2,059,573
Less: provisions	(59,771)	(61,788)
	1,932,592	1,997,785
Trade payables *(note (i))*	(259,834)	(467,858)
Finance lease obligations *(note(ii))*	(957,684)	(1,283,526)
	715,074	246,401

Notes:

(i) These balances arose from the ordinary course of the Group's business and are unsecured and interest free.

(ii) The Group has entered into finance lease arrangement to lease containers from its fellow subsidiaries. These balances carry interest at an average rate of 11.6% (2005: 14.8%) per annum as agreed between both parties.

	2006	2005
	RMB'000	*RMB'000*
Balances with other state-owned enterprises		
Bank deposits *(note (i))*	1,350,583	1,031,286
Bank loans *(note (ii))*	5,064,810	3,821,800
Other payables *(note (iii))*	985,105	752,825

Notes:

(i) Interest of bank deposits is at market rates ranging from 0.72% to 3.6% per annum (2005: from 0.72% to 3.6%).

(ii) As at 31 December, 2006, the bank loans were secured by legal mortgage over certain container vessels and vessels in construction with net book value of approximately RMB4,941,694,000 for the Group (2005: RMB3,842,800,000).

(iii) These balances arose from the ordinary course of the Group's business are unsecured, interest free and no fixed payment terms.

(d) Key management compensation:

	2006	2005
	RMB'000	*RMB'000*
Salaries and other short-term employee benefits	2,806	4,172
Post employment benefits	1,229	975

35 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANY AND JOINTLY CONTROLLED ENTITY

(a) Subsidiaries

As at 31 December, 2006, the Company has direct and indirect interests in the following subsidiaries:

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Established and operate in the PRC						
China Shipping Container Lines Dalian Co., Ltd.	5 January, 2003	Limited liability company	RMB10,000,000	90%	–	Cargo and liner agency
China Shipping Container Lines Guangzhou Co., Ltd.	26 January, 2003	Limited liability company	RMB10,000,000	90%	–	Cargo and liner agency
China Shipping Container Lines Hainan Company Limited *(note(i))*	14 January, 2003	Limited liability company	RMB10,000,000	40%	–	Cargo and liner agency
China Shipping Container Lines Qingdao Company Limited	3 January, 2003	Limited liability company	RMB10,000,000	90%	–	Cargo and liner agency
China Shipping Container Lines Shanghai Co., Ltd.	13 January, 2003	Limited liability company	RMB71,140,000	90%	–	Cargo and liner agency
China Shipping Container Lines Shenzhen Co., Ltd.	15 January, 2003	Limited liability company	RMB10,000,000	90%	–	Cargo and liner agency
China Shipping Container Lines Tianjin Company Limited	3 January, 2003	Limited liability company	RMB10,000,000	90%	–	Cargo and liner agency
China Shipping Container Lines Xiamen Co., Ltd.	6 January, 2003	Limited liability company	RMB10,000,000	90%	–	Cargo and liner agency
China Shipping Container (Yangpu) Co., Ltd.	5 December, 2002	Limited liability company	RMB38,000,000	90%	4%	Domestic containers shipping cargo sales, slot booking, container transportation centre, transhipment, depot construction, repair leasing, sale and purchasing containers, leasing, sales and purchase of vessels and container related business

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Indirectly held	Principal activities
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd. *(note (i))*	13 December, 2001	Limited liability company	RMB6,000,000	40%	-	Transportation, placement and storage of containers, refrigeration, warehousing and storage business, the examination and repair of containers and chassis, leasing, import and export, and supply of equipment and external technology consulting, the importations of generators used for refrigerated containers
Shanghai Puhai Shipping Co., Ltd.	19 November, 1992	Limited liability company	RMB222,911,111	94.49%	4.96%	International container shipping, transportation of goods (including containers) between ports along with the mainland domestic coast and Chang Jiang (Yangtze) River, construction, repair, leasing and sales of containers, vessel leases and sales, crew labour services and training and other shipping services, cargo agency for water transportation and shipping agency services
China Shipping Container Lines (Fuzhou) Co., Ltd.	20 May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Haikou) Co., Ltd. *(note(i))*	5 November, 2003	Limited liability company	RMB3,000,000	-	36%	Cargo and liner agency
China Shipping Container Lines (Jiangsu) Co., Ltd.	19 September, 2003	Limited liability company	RMB6,500,000	45%	49.5%	Transportation
China Shipping Container Lines Lianyunggang Co., Ltd.	12 March, 2003	Limited liability company	RMB5,000,000	10%	81%	Cargo and liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Indirectly held	Principal activities
China Shipping Container Lines (Qinghuangdao) Co., Ltd.	6 May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Rizhao) Co., Ltd.	18 July, 2003	Limited liability company	RMB500,000	-	90.1%	Cargo and liner agency
China Shipping Container Lines (Zhejiang) Co., Ltd.	18 June, 2003	Limited liability company	RMB7,000,000	45%	49.5%	Cargo and liner agency
Dandong China Shipping Container Lines Co., Ltd.	18 April, 2003	Limited liability company	RMB500,000	-	90.01%	Cargo and liner agency
Dongguan China Shipping Container Lines Co., Ltd.	14 May, 2004	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Fangchenggang China Shipping Container Lines Co., Ltd.	6 May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jiangmen China Shipping Container Lines Co., Ltd.	21 August, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jinzhou China Shipping Container Lines Co., Ltd.	18 March, 2003	Limited liability company	RMB500,000	-	90.1%	Cargo and liner agency
Quanzhou China Shipping Container Lines Co., Ltd.	2 September, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Shantou China Shipping Container Lines Co., Ltd.	18 April, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Yingkou China Shipping Container Lines Co., Ltd.	9 January, 2003	Limited liability company	RMB1,000,000	10%	81%	Cargo and liner agency
Zhanjiang China Shipping Container Lines Co., Ltd.	23 May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Zhongshan China Shipping Container Lines Co., Ltd.	15 May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Weihai China Shipping Container Lines Co., Ltd.	8 September, 2004	Limited liability company	RMB5,000,000	-	90.1%	Cargo and liner agency
Yantai China Shipping Container Lines Co., Ltd.	21 December, 2006	Limited liability company	RMB5,000,000	-	90%	Cargo and liner agency
Longkou China Shipping Container Lines Co., Ltd.	23 February, 2006	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines Chongqing Co., Ltd.	25 April, 2005	Limited liability company	RMB5,000,000	76.50%	14.18%	Cargo and liner agency
Changsha China Shipping Container Lines Co., Ltd.	13 April, 2005	Limited liability company	RMB5,000,000	76.50%	14.18%	Cargo and liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Indirectly held	Principal activities
China Shipping Container Lines Wuhu Co., Ltd.	29 March, 2005	Limited liability company	RMB1,500,000	76.50%	14.18%	Cargo and liner agency
Nantong China Shipping Container Lines Co., Ltd.	21 June, 2005	Limited liability company	RMB5,000,000	63%	28.35%	Cargo and liner agency
China Shipping Container Lines Wuhan Co., Ltd.	26 May, 2005	Limited liability company	RMB5,000,000	76.50%	14.18%	Cargo and liner agency
Jiujiang China Shipping Container Lines Co., Ltd.	27 April, 2005	Limited liability company	RMB5,000,000	76.50%	14.18%	Cargo and liner agency
Zhangjiagang China Shipping Container Lines Co., Ltd.	15 March, 2005	Limited liability company	RMB5,000,000	63%	28.35%	Cargo and liner agency
Incorporated and operate in Hong Kong						
China Shipping Container Lines (Hong Kong) Co., Ltd.	3 July, 2002	Limited liability company	HK$1,000,000	100%	–	International container shipping and liner agency
Universal Shipping (Asia) Co., Ltd.	11 June, 1999	Limited liability company	HK$10,000	–	100%	Provision of shipping services
Incorporated in the British Virgin Islands						
China Shipping Container Lines (Asia) Co., Ltd.	28 October, 2002	Limited liability company	US$50,000	100%	–	Sales, purchase and lease of vessels
Intercontinental Computer Co., Ltd.	8 April, 2003	Limited liability company	US$50,000	–	100%	Development of information technology systems and provision of information technology services
Yangshan A Shipping Company Limited	23 December, 2003	Limited liability company	US$50,000	–	100%	Owning of vessel
Yangshan B Shipping Company Limited	23 December, 2003	Limited liability company	US$50,000	–	100%	Owning of vessel
Yangshan C Shipping Company Limited *(note (ii))*	23 April, 2004	Limited liability company	US$50,000	–	100%	Owning of vessel
Yangshan D Shipping Company Limited *(note (ii))*	23 April, 2004	Limited liability company	US$50,000	–	100%	Owning of vessel

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Incorporated in the Republic of Cyprus						
Arisa Navigation Company Limited	18 June, 2002	Limited liability company	CYP1,000	–	100%	Owning of vessel

Notes:

(i) According to respective Memorandum and Articles of Association, the Company has the power to appoint more than half of the total number of directors of these companies. These companies are therefore accounted for as subsidiaries.

(ii) Shares of the subsidiaries were charged for certain long term bank loans as at 31 December, 2006 *(Note 26).*

(b) Associated Company

As of 31 December, 2006, the Group had direct equity interests in the following associated company:

Name	Date of establishment	Type of legal entity	Place of operation	Registered capital	Attributable equity interest	Principal activities
Established in the PRC						
Shanghai HaiXin YuanCang International Logistics Co., Ltd.	18 May, 1995	Limited liability company	PRC	US$11,600,000	40%	Cargo and liner agency

(c) Jointly Controlled Entity

As of 31 December, 2006, the Group had direct equity interests in the following jointly controlled entity:

Name	Date of establishment	Type of legal entity	Place of operation	Registered capital	Attributable equity interest	Principal activities
Established in the PRC						
China Shipping Yangshan International Container Storage& Transportation Co., Ltd	8 November, 2006	Limited liability company	PRC	RMB64,000,000	50%	Placement and storage of containers, refrigeration, warehousing and storage business, the examination and repair of containers and leasing, loading and unloading, and supply of equipment and external technology consulting

All subsidiaries, associated company and jointly controlled entity are private companies, or if incorporated or established outside Hong Kong, have substantially the same characteristics as a Hong Kong incorporated private company.

The English name of certain subsidiaries, the associated company and the jointly controlled entity referred to in these accounts represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

36 EVENTS AFTER THE BALANCE SHEET DATE

(a) Approval of Corporate Bonds

According to the board meeting held on 26 March, 2007, the Company intends to issue of domestic corporate bonds ("the Bonds") of an aggregate value of RMB1.8 billion with maturity of 10 years and fixed interest rate estimated as between 4.1% to 4.4% per annum, to all qualified domestic institutional investors in the PRC excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan ("Mainland China"). The net proceeds of the issue of the Bonds are to fund the construction within Mainland China of: (i) four container vessels (each with a volume of 4,250TEU); and (ii) eight container vessels (each with a volume of 8,530 TEU). This proposal is previously approved by a special general meeting held on 28 August 2006 and subsequently by the National Development and Reform Commission of the PRC in notice "Fa Gai Cai Jin [2007] No.602" in the year 2007.

(b) New Corporate Income Tax Law

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the new "CIT Law"). The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises (foreign invested enterprises) from 33% (15% or 24%) to 25% with effect from 1 January 2008. The new CIT Law also provides for preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. As at the date that these accounts are approved for issue, detailed measures concerning these items has yet to be issued by the State Council. Consequently, the Company is not in a position to assess the impact, if any, to the carrying value of deferred tax assets and liabilities as at 31 December 2006. The Company will continue to evaluate the impact as more detailed regulations are announced.

37 ULTIMATE HOLDING COMPANY

The Directors regard China Shipping (Group) Company, a state-owned enterprise established in the PRC as being the ultimate holding company of the Group.

III STATEMENT OF INDEBTEDNESS

As at the close of business on 30 June 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately RMB10,324,239,000, comprising bank loans of approximately RMB5,248,761,000 (being secured bank loans of approximately RMB4,022,041,000 and unsecured bank loans of approximately RMB1,226,720,000 respectively), non-current domestic corporate bonds of approximately RMB1,800,000,000 and finance lease obligations of approximately RMB3,275,478,000.

As at 30 June 2007, the long-term bank loans of the Group were secured by: (i) legal mortgage over certain containers, container vessels and vessels in construction with net book value of approximately RMB7,000,403,000 of the Group; and (ii) charges over shares of certain vessels-owning subsidiaries of the Company.

As at 30 June 2007, the domestic corporate bonds were guaranteed by the Bank of China, Shanghai branch.

The Directors confirm that the Group had no material contingent liabilities as at 30 June 2007.

Save as disclosed above and apart from intra-group liabilities, as at 30 June 2007, the Group did not have any debt securities issued and outstanding, or authorized/otherwise created but un-issued, any other term loans (secured, unsecured, guaranteed or not), any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits or hire purchase commitments (whether secured/ unsecured, guaranteed or not), any other mortgages and charges, any other contingent liabilities or guarantees.

The Directors confirm that, from 1 July 2007 to the date of this Circular, the Group has repaid bank loans totalling approximately US$5 million and RMB475 million, drawn down new bank loans totalling approximately US$292 million and has an increased commitment of approximately US$1,088 million in connection with the 80% unpaid contract sum under the Agreements as referred to in this Circular. Save for the change in debt and capital commitments stated above, there was no significant change to the Group's indebtedness, commitments and/or contingent liabilities.

IV WORKING CAPITAL

After taking into account the available banking/credit facilities, internal resources of the Group and proceeds from potential issuance of A shares and in the absence of unforeseeable circumstances, the Directors were of the opinion that the Group had sufficient working capital to satisfy its present requirements for a period of twelve (12) months from the date of this Circular.

V NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006 (being the date to which the latest published audited accounts of the Group were made up).

VI FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The Group captured the opportunity when the global container shipping industry was in its downturn period and purchased new vessels in large quantities and at relatively low cost. It was during the recovery period of the container shipping industry when these vessels were put into operation upon completion of construction, which not only reduced the fixed ship building cost of the Group, but also ensured the sufficient shipping capacity of the Group to capture the opportunities presented during the recovery period of the container shipping industry. The Group's two indices, percentage of large vessels and average age of the fleet, are rated at leading positions among international container shipping companies. We believe that our young and large fleets will be capable of providing quick and highly efficient delivery and of further reducing the shipping cost per container accordingly.

The Group has actively taken various cost control measures to successfully prevent its operation from adverse effects resulting from changes of external environment. The Group also paid close attention to the fluctuations of RMB exchange rate, and settled foreign exchange payment in a timely manner to reduce the loss from exchange rate fluctuations. In future, the Group will, when necessary, take proper methods, including future and equivalent hedging instruments to reduce foreign exchange risks according to its actual needs.

The rapid development of the Group in recent years has broadened its funding channels and built powerful financing capacity. In particular, the Group was granted several awards as the most profitable liner shipping company of the world by the relevant foreign industry associations, and established good image and reputation in the industry and capital market. In addition to equity funding, the Group also raised funds by issuing corporate bonds, bank loans and finance lease etc.. The good credit of the Group is helpful in reducing its debt financing cost. At present, the Group has a gearing ratio much lower than that of comparable companies in the industry, which built a ideal base for subsequent debt financing.

The Group has been aiming to establish standard finance management system in the long term, to feedback regularly according to written management advice from auditors and internal recommendations, and formulate its internal control measures and keep improving its finance management system.

According to the data from AXSMARINE, as at 1 July 2007, the Group's shipping capacity ranked No. 6 within global container liner shipping companies and No. 1 within PRC container liner shipping companies. Compared with its competitors, we believe that the Group's main advantages are excellent brand strength and leading market position, fleets with large scale and good structure, global marketing networks to provide customers with integrated

services, quality domestic trade routes with good services and well-established sub-routes, significantly improving business, effective cost control and experienced management team and standard and effective corporate governance structure.

Since it was established ten years ago, the Group has been adhering to the principle of "seizing every opportunity to achieve rapid growth" and is widely recognized in the shipping industry. Today, the Group has positioned itself on a new starting point to achieve further rapid development. From the second half of 2007, the world economy is expected to follow the fast growing trend of the first half of this year. The PRC, as a world manufacturing centre as well as one of the driving sources of the world economy, is expected to continue growing fast, which will provide a favorable market and operating environment for container transportation.

The Group will focus on the following aspects:

i. The Group will continue to reinforce and expand its fleet. The Group will order 8 large container vessels, each with a capacity of 13,296 TEU, to further improve its fleet structure and modernize and expand its fleet size so as to become a first-rate liner shipping company.

ii. The Group will continue to optimize overall arrangement of trade lanes, enhance cooperation with other liner shipping companies and strategically increase investment in the east coast of the Mediterranean Sea, the Red Sea, East Africa and the west coast of South America etc.. The Group will also increase its trade route coverage and frequency to provide better service to its customers and meet customers' requests.

iii. The Group will continue to maintain its domestic quality trade lanes, which have achieved outstanding performance since their launch in the second half of 2006. In the future, the Group will continue to enhance investment in the domestic market so as to foster its leading position therein.

iv. The Group has also set higher standard for all trade lanes, including changing supply configuration of cargo, soliciting quality clients and increasing the proportion of long-term clients etc.. With the implementation of such measures, in future, the Group will endeavour to perform well in stabilizing revenue, increasing profits and saving costs of trade lanes etc..

v. In view of the thriving PRC capital market, the Group intends to raise funds via the A-share market in the PRC in the second half of 2007 for the construction of container vessels, purchase of assets related to container transportation business, strengthening of the Company's working capital base as well as repayment of bank loans, which will open a new page in the Group's development.

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS

Certain Directors and Supervisors were granted Rights under the Rights scheme adopted by the Shareholders on 12 October 2005 and amended by the Shareholders on 20 June 2006 and 26 June 2007. Details of the Rights scheme are set out in the Company's circular to Shareholders dated 26 August 2005 and the amended Rights scheme was produced to the annual general meetings of the Company held on 20 June 2006 and 26 June 2007. The interests of such Directors and Supervisors in the underlying H shares of the Company as at the Latest Practicable Date were as follows:

Name	Number of underlying H shares interested in	Capacity in which underlying H shares were held	% of issued H share capital
Directors			
Huang Xiaowen	2,151,000	Beneficial owner	0.09 (Long position)
Li Shaode	2,182,000	Beneficial owner	0.09 (Long position)
Ma Zehua	981,000	Beneficial owner	0.04 (Long position)
Wang Daxiong	800,000	Beneficial owner	0.03 (Long position)
Xu Hui	700,000	Beneficial owner	0.03 (Long position)
Yao Zuozhi	700,000	Beneficial owner	0.03 (Long position)
Zhang Guofa	1,431,000	Beneficial owner	0.06 (Long position)
Zhang Jianhua	800,000	Beneficial owner	0.03 (Long position)
Zhao Hongzhou	1,680,000	Beneficial owner	0.07 (Long position)

Name	Number of underlying H shares interested in	Capacity in which underlying H shares were held	% of issued H share capital
Supervisors			
Wang Xiuping	900,000	Beneficial owner	0.04 (Long position)
Tu Shiming	260,000	Beneficial owner	0.01 (Long position)
Chen Decheng	612,000	Beneficial owner	0.03 (Long position)
Yao Guojian	1,600,000	Beneficial owner	0.07 (Long position)

Each of Li Shaode, Zhang Jianhua, Wang Daxiong, Ma Zehua and Zhang Guofa was as at the Latest Practicable Date the President, a Vice-President, a Vice-President, a Party secretary and a Vice-President, respectively of China Shipping, which was a company having, as at the Latest Practicable Date, an interest or short position in the Company's shares and underlying shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, Supervisors or chief executive(s) of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors, Supervisors or chief executive(s) is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

3. SERVICE CONTRACTS

Each of the executive Directors has a service contract with the Company for a term of 3 years until terminated by either party with three months' notice in writing served on the other side. Under such service contracts, Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou is entitled to an annual fee of RMB970,000 (equivalent to approximately HK$932,692), RMB770,000 (equivalent to approximately HK$740,385), RMB700,000 (equivalent to approximately HK$673,077) and RMB620,000 (equivalent to approximately HK$596,154) respectively.

Each of the non-executive Directors has a service contract with the Company for a term of 3 years until terminated by either party with three months' notice in writing served on the other side. Under such service contracts, each of the non-executive Directors, i.e. Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, is entitled to an annual fee of RMB100,000 (equivalent to approximately HK$96,154).

Each of the independent non-executive Directors has a service contract with the Company for a term of 3 years until terminated by either party with three months' notice in writing served on the other side. Under such service contracts, Mr. Jim Poon (also known as Pan Zhanyuan) is entitled to an annual fee of RMB300,000 (equivalent to approximately HK$288,462), and each of the other independent non-executive Directors, i.e. Mr. Hu Hanxiang, Mr. Wang Zongxi and Mr. Shen Kangchen, is entitled to an annual fee of RMB100,000 (equivalent to approximately HK$96,154).

Each of the Supervisors has a service contract with the Company for a term of 3 years until terminated by either party with three months' notice in writing served on the other side. Under such service contracts, Mr. Yao Guojian, Mr. Chen Decheng, Mr. Tu Shiming, Mr. Hua Min, Ms. Pan Yingli and Mr. Wang Xiuping is entitled to an annual fee of RMB420,000 (equivalent to approximately HK$403,846), RMB100,000 (equivalent to approximately HK$96,154), RMB100,000 (equivalent to approximately HK$96,154), RMB100,000 (equivalent to approximately HK$96,154), RMB100,000 (equivalent to approximately HK$96,154) and RMB360,000 (equivalent to approximately HK$346,154) respectively.

Save as set out above, as at the Latest Practicable Date, none of the Directors or Supervisors has entered into any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Company within one year without any payment of compensation, other than statutory compensation.

4. DIRECTORS' COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their respective associates has any interest in a business, which competes or is likely to compete, either directly or indirectly, with the business of the Group.

5. INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors, Supervisors, proposed Directors or proposed Supervisors had any direct or indirect interest in any assets which have been, since 31 December 2006 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement, subsisting at the date of this Circular, which is significant in relation to the business of the Group.

6. SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS WITH NOTIFIABLE INTERESTS

As at the Latest Practicable Date, so far as the Directors or chief executive(s) of the Company are aware, the following persons (other than a Director, Supervisor or chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Class of shares	Number of shares/ underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
China Shipping (Group) Company	Domestic shares	3,610,000,000 (Long position)	Beneficial owner	100%	59.87%
Li Ka-Shing	H shares	365,637,000 (Long position)	Interest of controlled corporation and founder of a discretionary trust	15.11%	6.06%
Li Ka-Shing Unity Trustcorp Limited	H shares	365,637,000 (Long position)	Trustee and beneficiary of a trust	15.11%	6.06%
Li Ka-Shing Unity Trustee Corporation Limited	H shares	365,637,000 (Long position)	Trustee and beneficiary of a trust	15.11%	6.06%
Cheung Kong (Holdings) Limited	H shares	362,637,000 (Long position)	Interest of controlled corporation	14.99%	6.01%
Li Ka-Shing Unity Trustee Company Limited	H shares	362,637,000 (Long position)	Trustee	14.99%	6.01%
Hutchison International Limited	H shares	241,758,000 (Long position)	Beneficial owner	9.99%	4.01%
Hutchison Whampoa Limited	H shares	241,758,000 (Long position)	Interest of controlled corporation	9.99%	4.01%
Baring Asset Management Limited	H shares	223,897,000 (Long position)	Investment manager	9.25%	3.71%

Name of shareholder	Class of shares	Number of shares/ underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
Northern Trust Fiduciary Services (Ireland) Limited	H shares	184,809,000 (Long position)	Trustee	7.64%	3.06%
Citigroup Inc.	H shares	149,844,680 (Long position) 91,352,000 (Short position) 33,079,000 (Lending Pool)	Interest of controlled corporation, person having a security interest in shares and custodian corporation/ approved lending agent	6.19% (Long position) 3.77% (Short position) 1.37% (Lending Pool)	2.48% (Long position) 1.51% (Short position) 0.55% (Lending Pool)

Save as disclosed above and so far as the Directors or chief executive(s) of the Company are aware, as at the Latest Practicable Date, no other person had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

As at the Latest Practicable Date, so far as the Directors or chief executive(s) are aware, each of the following persons, not being: (i) a Director, Supervisor or chief executive of the Company; or (ii) a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary *(See Note)*	**Name of shareholder** *(See Note)*	**Percentage of shareholding**
China Shipping Container Lines Dailian Co., Ltd. (中海集裝箱運輸大連有限公司)	China Shipping Group Investment Co. Ltd. (中海集團投資有限公司)	10%
China Shipping Container Lines Guangzhou Co., Ltd. (中海集裝箱運輸廣州有限公司)	China Shipping Group Investment Co. Ltd. (中海集團投資有限公司)	10%

Name of subsidiary *(See Note)*	Name of shareholder *(See Note)*	Percentage of shareholding
China Shipping Container Lines Hainan Company Limited (中海集裝箱運輸海南有限公司)	(i) China Shipping Group Investment Co. Ltd. (中海集團投資有限公司)	10%
	(ii) China Shipping Agency Co., Ltd. (中海船務代理有限公司)	20%
	(iii) China Shipping Hainan Logistics Co., Ltd. (中海海南物流有限公司)	30%
China Shipping Container Lines Qingdao Company Limited (中海集裝箱運輸青島有限公司)	China Shipping Group Investment Co. Ltd. (中海集團投資有限公司)	10%
China Shipping Container Lines Shanghai Co., Ltd. (中海集裝箱運輸上海有限公司)	China Shipping Group Investment Co. Ltd. (中海集團投資有限公司)	10%
China Shipping Container Lines Shenzhen Co., Ltd. (中海集裝箱運輸深圳有限公司)	China Shipping Group Investment Co. Ltd. (中海集團投資有限公司)	10%
China Shipping Container Lines Tianjin Company Limited (中海集裝箱運輸天津有限公司)	China Shipping Group Investment Co. Ltd. (中海集團投資有限公司)	10%
China Shipping Container Lines Xiamen Co., Ltd. (中海集裝箱運輸廈門有限公司)	China Shipping Group Investment Co. Ltd. (中海集團投資有限公司)	10%
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd. (中海(洋浦)冷藏儲運有限公司)	(i) China Shipping Logistics Co., Ltd. (中海集團物流有限公司)	30%
	(ii) Suzhou China Shipping Containers Lines Storage and Transportation Co., Ltd. (蘇州中海集裝箱儲運有限公司)	30%

Name of subsidiary *(See Note)*	Name of shareholder *(See Note)*	Percentage of shareholding
China Shipping Container Lines (Haikou) Co., Ltd. (海口中海集裝箱運輸有限公司)	China Shipping Agency Co., Ltd. (中海船務代理有限公司)	10%
Shanghai HaiXin YuanCang International Logistics Co., Ltd. (上海海興遠倉國際物流有限公司)	(i) Bermuda YuanCang International Co., Ltd. (百慕達遠倉國際股份有限公司)	40%
	(ii) Shanghai YiHua Enterprises Company (上海逸驊實業總公司)	20%

Note: The English names of certain companies referred herein represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

Save as disclosed above and so far as the Directors or chief executive(s) of the Company are aware, as at the Latest Practicable Date, no other person, not being: (i) a Director, Supervisor or chief executive of the Company; or (ii) a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

7. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) were entered into by member(s) of the Group within the two years immediately preceding the date of this Circular and up to the Latest Practicable Date and which are or may be material:

Date	Title	Parties	Summary of principal contents	Consideration
8 August 2007	Eight (8) ship building contracts	The Company, as purchaser Samsung Heavy Industries Co., Ltd., as vendor	Designing, building, launching, equiping, completing, sale and purchase of eight (8) container vessels	US$1,359,840,000 (equivalent to approximately HK$10,633,948,800)
20 November 2006	Seven (7) acquisition agreements	Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), as purchaser Guangzhou Maritime Transport (Group) Co., Ltd. (廣州海運(集團)有限公司), as seller	Sale and purchase of seven (7) container vessels	RMB54,760,000 (equivalent to approximately HK$52,653,846)
25 October 2006	Joint venture agreement	The Company China Shipping Logistics Co., Ltd. (中海集團物流有限公司) China Shipping Logistics (Overseas) Co., Ltd. (中海物流(海外)有限公司)	Establishment of a joint venture company, Shanghai China Shipping YangShan International Container Land-Warehousing Co., Ltd. (上海中海洋山國際集裝箱儲運有限公司), to engage in the provision of container storage and various container related services	RMB64,000,000 (equivalent to approximately HK$61,538,462) being the proposed registered capital of the joint venture company, out of which RMB32,000,000 (equivalent to approximately HK$30,769,231) was contributed by the Company

Date	Title	Parties	Summary of principal contents	Consideration
27 August 2006	Share purchase agreement	China Shipping Container Lines (Hong Kong) Co., Ltd. (中海集裝箱運輸(香港)有限公司), as purchaser China Shipping Logistics (Overseas) Co., Ltd. (中海物流(海外)有限公司), Rich Shipping Company Limited (鵬達船務有限公司) and China Shipping (Hong Kong) Agency Co., Ltd. (中海(香港)船務代理有限公司)	Sale and purchase of the entire issued share capital of Universal Shipping (Asia) Co., Ltd. (五洲航運有限公司)	HK$79,766,300
9 June 2006	Head Lease Agreement	China Shipping Container Lines (Asia) Co., Ltd. (中海集裝箱運輸(亞洲)有限公司), as lessee Container Finance 2006-1 Limited, as lessor	Finance lease of containers	US$371,838,000 (equivalent to approximately HK$2,907,773,160)
10 January 2006	Four (4) ship construction agreements	The Company, as buyer China Ship Building & Offshore International Co., Ltd., and Dalian Ship Building Industry Co., Ltd., as sellers	Construction of four (4) container vessels	US$230.8 million (equivalent to approximately HK$1,804.9 million)

Date	Title	Parties	Summary of principal contents	Consideration
30 November 2005	Container purchase agreement	China Shipping Container Lines (Asia) Co., Ltd. (中海集装箱運輸(亞洲)有限公司), as purchaser Dong Fang International Container (Lianyungang) Co., Ltd. (東方國際集裝箱(連雲港)有限公司), as seller	Sale and purchase of containers	US$10,581,500 (equivalent to approximately HK$82,747,330)
31 October 2005	Container purchase agreement	China Shipping Container Lines (Asia) Co., Ltd. (中海集装箱運輸(亞洲)有限公司), as purchaser Dong Fang International Container (Lianyungang) Co., Ltd. (東方國際集裝箱(連雲港)有限公司), as seller	Sale and purchase of containers	US$20,724,500 (equivalent to approximately HK$162,065,590)

8. LITIGATION

As at the Latest Practicable Date, no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

9. PROCEDURE FOR DEMANDING A POLL

Pursuant to articles 8.18 to 8.20 of the articles of association of the Company, at any general meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy; or

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting as to whether a resolution has been passed on a show of hands and an entry to that effect into the minutes of the meeting shall be conclusive evidence of the fact without requiring proof of the number or proportion of votes cast in favour of or against such resolution. The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

10. MISCELLANEOUS

(a) The secretary of the Company is Mr. Ye Yu Mang. Mr. Ye graduated from Shanghai Maritime University in 1989 with a Masters degree in mechanical engineering and was the company secretary of China Shipping Development Company Limited from April 2001 to March 2003.

(b) The qualified accountant of the Company pursuant to Rule 3.24 of the Listing Rules is Mr. Zhao Xiaoming, who is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (except that he is not a fellow or an associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA). Pursuant to the conditions of the waiver from the Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules, the Company has engaged Mr. Mak Po Lung, a fellow member of the HKICPA, to assist Mr. Zhao Xiaoming during the period of the waiver, commencing from 1 October 2006 and expiring on: (i) 30 September 2009, being the expiry date of three years commencing from 1 October 2006; or (ii) when the Company fails to fulfill any of the conditions for the said waiver, whichever is earlier.

(c) The legal address and principal place of business in the PRC of the Company is 27th Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC. The Hong Kong H share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this Circular shall prevail over the Chinese text in case of any inconsistency.

11. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at Level 69, The Center, 99 Queen's Road Central, Hong Kong for a period of 14 days (excluding Saturdays) from the date of this Circular:

(i) the articles of association of the Company;

(ii) the service contracts referred to in the paragraph headed "Service Contracts" in this Appendix;

(iii) the material contracts referred to in the paragraph headed "Material Contracts" in this Appendix;

(iv) the annual reports (incorporating the annual consolidated audited accounts) of the Group for each of the three financial years ended 31 December 2004, 2005 and 2006;

(v) a copy of the Agreements;

(vi) a copy of China Shipping's written approval for the Acquisition;

(vii) a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which have been issued since 31 December 2006 (being the date to which the latest published audited consolidated financial statement of the Group was made up);

(viii) a copy of the Company's announcement dated 8 August 2007 in relation to the Agreements; and

(ix) a copy of this Circular.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Unusual Price And Trading Volume Movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). We have noted today's increases in the price and trading volume of the shares of China Shipping Container Lines Company Limited (the "**Company**").

Save as disclosed in the Company's: (a) announcement dated 8 August 2007 regarding the acquisition of vessels by the Company from Samsung Heavy Industries Co., Ltd.; and (b) announcement dated 9 August 2007 and circular dated 15 August 2007 regarding, among other things, the Company's proposed A share issue and proposed bonus issue, we are not aware of any other reasons for such increases, we confirm that there are no other negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") and we are also not aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Further announcement(s) will be made and/or circular(s) will be issued, if necessary, pursuant to the Listing Rules.

Made by the order of the Company, the board of directors of which (the "**Board**") individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
31 August 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END